03007526

82- SUBMISSIONS FACING SH...

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: SPL WorldGroup B.V.

*CURRENT ADDRESS: Teleportboulevard 140
1043 EJ
Amsterdam, The Netherlands

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34708

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/19/03

BAKER & McKENZIE

C... -4 ... 7:21

82-34708

SUPPL

SPL WorldGroup B.V.

having its corporate seat at Amsterdam

Deed of amendment to the articles of association

CERTIFIED COPY of a deed of amendment to the articles of association of SPL WorldGroup B.V., a private company with limited liability, having its corporate seat at Amsterdam, executed on June 5, 2002, before M.P. Bongard, Esq., a civil-law notary in Amsterdam.

MINUTES
of the extraordinary general meeting
of shareholders of
SPL WorldGroup B.V.,
having its corporate seat at Amsterdam
(hereinafter referred to as the "Company")
held on May 13, 2002 in Amsterdam.

Chairman: Mr John C.C. Paans

Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Incorporation and the statutory provisions. The chairman furthermore informed the meeting that, according to the attendance list, which will be attached to the minutes of this meeting, 8,440,082 shares are represented at the meeting, constituting approximately 61,1 % of the entire issued share capital (excluding the shares that were repurchased by the Company, i.e.187,767 shares).

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. the proposal to adopt an amendment to Article 22.1 of the Articles of Incorporation of the Company so that, as amended, Article 22.1 shall be and read as follows:
   "Article 22. Financial year. Drawing up the annual accounts
   1. The company's financial year shall correspond with the calendar year."

2. the proposal to authorize each lawyer of Baker & McKenzie in Amsterdam to apply for the requisite statement of no-objection from the Netherlands Ministry of Justice with respect to the amendment to the Articles, and to have drawn up, to execute and to sign the deed of amendment to the Articles of Incorporation.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda, being the amendment to the Articles of Incorporation of the Company. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie in Amsterdam to apply for the requisite statement of no-objection from the Netherlands Ministry of Justice with respect to the amendment to the Articles, and to have drawn up, to execute and to sign the deed of amendment to the Articles of Incorporation.
The chairman put this proposal to a vote and observed that all votes were cast in favor of this proposal and therefore this proposal is hereby accepted.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, May 13, 2002.

John C.C. Paans	Alex van Doorn
Chairman	Secretary

ATTENDANCE LIST EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, MAY 13, 2002

Name	# Shares	Proxy	Date of Proxy
Y. Delmar	38940	Yes	April 26, 2002
H&S Group Pty Ltd.	168240	Yes	April 29, 2002
Détente Ltd. (The Riverside Trust)	448160	Yes	April 29, 2002
Standard Bank Nominees (C.I.) Ltd	307266	Yes	April 30, 2002
M. Selig	100	Yes	May 1, 2002
Debam N.V.	1584860	Yes	May 2, 2002
Jarvie Nominees Ltd.	1992530	Yes	May 3, 2002
M.A. Goolam-Mahomed	1840	Yes	May 1, 2002
Bayview Investors Ltd.	41270	Yes	May 2, 2002
TCV	1987076	Yes	May 2, 2002
Raymond Low	326	Yes	May 1, 2002
C.Y.C. Lim	5205	Yes	May 2, 2002
Albert A. Eisenstat	12500	Yes	May 1, 2002
John P. Leatherwood	107	Yes	May 1, 2002
John Norris Maguire	51720	Yes	May 8, 2002
Terry H. Carlitz	40000	Yes	May 1, 2002
Craig B. Anderson	68204	Yes	May 4, 2002
Stacia A.F. Pasquale	232	Yes	May 6, 2002
Anthony W. McKenzie	226415	Yes	May 1, 2002
Brandes Family Trust	687560	Yes	May 10, 2002
Sarah E. Iles	20168	Yes	May 10, 2002
Richard Huntley	25400	Yes	May 6, 2002
Michael R. van Rooyen	20168	Yes	May 1, 2002
Stichting SPL WorldGroup Employee Stock	664605	Yes	May 13, 2002
Richard Zolezzi	25960	Yes	May 10, 2002
Wachovia Securities, Inc. (acc.527-80896-10)	17144	Yes	May 10, 2002
Wachovia Securities, Inc. (acc.527-80896-19)	4086	Yes	May 10, 2002

TOTAL	8440082

BAKER & McKENZIE

The undersigned:

Mark Peter Bongard, Esq., a civil-law notary in Amsterdam, declares that the attached document is a fair English translation of the deed of amendment to the articles of association of the private company with limited liability: SPL WorldGroup B.V., with its corporate seat in Amsterdam, executed on June 5, 2002.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will govern by law.

Amsterdam, June 5, 2002

Mr M.P. BONGARD * NOTARIS TE AMSTERDAM *

UNOFFICIAL TRANSLATION OF THE
DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
SPL WORLDGROUP B.V.

On this day, the fifth day of June two thousand two, appeared before me, Mark Peter Bongard, Esq., a civil-law notary in Amsterdam, hereinafter referred to as: "Notary":
Kim Francis Tan, Esq., born in Haarlem on the twenty-third day of March nineteen hundred seventy-five, for the purpose hereof electing as his domicile the office of the Notary (1017 PS Amsterdam, Leidseplein 29), holder of driver's license with number: 3131884416.
The deponent declared:
The articles of association of the private company with limited liability: SPL WorldGroup B.V., with corporate seat at Amsterdam, hereinafter referred to as: the "company", were most recently amended by notarial deed executed on the

thirtieth day of March two thousand, before H. van Wilsum, Esq., at that time a civil-law notary in Amsterdam.

The company's articles of association now read as set forth upon the execution of the aforementioned deed of amendment to the articles of association of the company.

On the thirteenth day of May two thousand two, an extraordinary general meeting of shareholders of the company resolved to amend the company's articles of association.

A copy of the minutes of the aforementioned meeting of shareholders will be attached to this deed.

At the aforementioned meeting, the deponent was given authority, among other things, to apply for the certificate of no-objection required by law with respect to the approved amendments to the company's articles of association and to have drawn up, to execute and sign the deed of amendment to the articles of association.

The ministerial statement of no-objection required by law was obtained with respect to a draft of the deed of amendment to the articles of association by the order of the twenty-fourth day of May two thousand two, number B.V. 484.272, which statement will be attached to this deed.

In order to execute the resolution to amend the company's articles of association, the deponent subsequently declared that he hereby amends the company's articles of association in such a manner that Article 22, paragraph 1 of the company's articles of association shall henceforth read as follows:

"1. The company's financial year shall correspond with the calendar year."

FINAL PROVISIONS

Finally, the deponent declared that the current financial year of the company shall end on the thirty-first day of December two thousand two.

The deponent is known to me, Notary.

WITNESSETH THIS DEED,

the original of which was drawn up and executed in Amsterdam on the date stated in the first paragraph of this Deed.

The substance of this Deed was stated and clarified to the deponent. The deponent declared that he had taken note of the content of the Deed timely before its execution, agreed to its content, and did not require a full reading of this Deed. Subsequently, after limited reading in accordance with the law, this Deed was signed by the deponent and me, Notary.

BAKER & McKENZIE

SPL WorldGroup B.V.

having its corporate seat at Amsterdam

Complete text of the articles of association

The Articles of Association were most recently partially amended by deed of amendment, executed before M.P. Bongard, Esq., a civil-law notary in Amsterdam, on June 5, 2002.

UNOFFICIAL TRANSLATION OF THE COMPLETE TEXT OF THE ARTICLES OF ASSOCIATION OF SPL WORLDGROUP B.V.

ARTICLES OF INCORPORATION

CHAPTER I

Definitions

Article 1

In these Articles of Incorporation, the following terms shall be defined as follows:

a. general meeting: the corporate body consisting of the shareholders;

b. general meeting of shareholders: the assembly of shareholders;

c. distributable part of the company's equity: that portion of the company's equity which is in excess of its issued capital plus the reserves to be kept by law;

d. annual accounts: the balance sheet and profit and loss account plus explanatory notes;

e. annual meeting: the general meeting of shareholders convened to discuss and adopt the annual accounts;

f. preferred shareholders meeting: the corporate body consisting of the holders of the Series A preferred shares and the holders of Series B preferred shares.

CHAPTER II

Name. Registered Office. Objects

Article 2. Name and registered office

1. The company's name is: SPL WorldGroup B.V.

2. The company has its registered office in: Amsterdam.

Article 3. Objects

The company's objects are:

a. to incorporate, participate in, conduct the management of and take any other financial interest in other companies and enterprises;

b. to render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises;

c. to acquire, dispose of, manage and utilize real and personal property, including patents, marks, licenses, permits and other industrial property rights;

d. to borrow and lend moneys, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the terms.

CHAPTER III

Capital and shares. Register of Shareholders

Article 4. Authorized capital. Classes of shares. Share premium reserves

1. The company's authorized capital amounts to seven million five hundred thousand Netherlands Guilders (NLG 7,500,000.--).
2. It is divided into sixty-two million five hundred thousand (62,500,000) shares with a par value of twelve Netherlands Guildercents (NLG 0.12), more specifically, four million four hundred and eighty thousand eighty (4,480,080) series A common shares, fifty-two million three hundred and two thousand three hundred (52,302,300) series B common shares, four million (4,000,000) series C common shares, one million one hundred and twenty-thousand twenty (1,120,020) series A preferred shares and five hundred and ninety-seven thousand six hundred (597,600) series B preferred shares.
3. With due observance of article 39, the Series A preferred shares are convertible into Series A common shares and the Series B preferred shares are convertible into Series C common shares. Whenever a certain number of issued Series A preferred shares or Series B preferred shares are converted into a certain number of issued Series A common shares or Series C common shares pursuant to article 39, the number of unissued Series A preferred shares shall be deemed to have increased by the number of Series A preferred shares so converted and the number of unissued Series B preferred shares shall be deemed to have increased by the number of Series B preferred shares so converted. Following such conversion the aggregate number of authorized Series A preferred shares and the number of authorized Series A common shares, as well as the aggregate number of authorized Series B preferred shares and the number of authorized Series C common shares shall be the same as prior to the conversion.
4. All shares shall be registered. Share certificates shall not be issued.
5. References in these Articles to 'shares' and 'shareholders' shall include all classes of shares (the preferred shares and the common shares) and the

holders of those shares, except where the context requires otherwise. References in these Articles to "preferred shares" shall include Series A and B preferred shares, except where the context requires otherwise. References in these Articles to "common shares" shall include Series A, B and C of common shares, except where the context requires otherwise.

6. The company shall maintain separate share premium reserves for i) the Series A preferred shares, ii) the Series B preferred shares, and iii) the common shares (being the Series A, B and C common shares), on which any amounts paid for the relevant shares above the par value of such shares shall be booked and which reserves shall be debited, credited, adjusted and/or cancelled (in whole or in part) in accordance with these Articles of Incorporation.

If so permitted under law, the share premium reserves may be expressed in a foreign currency.

Upon the conversion of preferred shares into common shares, a proportional part of the share premium reserve in relation to the preferred shares being converted shall be transferred to the share premium reserve in relation to the common shares. The proportional part of the relevant share premium reserve meant in the previous sentence shall be determined by i) dividing the total amount of such share premium reserve prior to the conversion by the total number of issued shares of the relevant Series of preferred shares, and subsequently ii) multiplying the result by the number of preferred shares being converted, and finally iii) subtracting from the result after sub ii) any amount which shall be charged to the share premium reserve pursuant to article 39, in relation to an increase of the issued capital upon the conversion, if any.

7. The sum of the par value of a Series A preferred share and the amount of the share premium reserve in relation to the Series A preferred shares divided by the number of issued Series A preferred shares, from time to time, will be referred to in these Articles as the "Share A Value".

The sum of the par value of a Series B preferred share and the amount of the share premium reserve in relation to the Series B preferred shares divided by the number of issued Series B preferred shares, from time to time, will be referred to in these Articles as the "Share B Value".

Article 5. Register of Shareholders

1. The company's Board of Managing Directors shall keep a register in which the names and addresses of all holders of shares shall be recorded, specifying the date on which they acquired their shares, the date of acknowledgment by or service upon the company, as well as the amount paid for each share and the class and series of share.

   The register shall also contain the names and addresses of all owners of a usufruct or pledge on those shares, specifying the date on which they acquired such usufruct or pledge, the date of acknowledgment by or service upon the company and what rights they have been granted attaching to the shares under Articles 197 and 198, paras. 2 and 4, Book 2, Dutch Civil Code.
2. Each shareholder, usufructuary and pledgee shall be obliged to notify the company of his address in writing.
3. The register shall be regularly updated. All entries in the register shall be signed by a Managing Director.
4. The Board of Managing Directors shall, upon request, provide a shareholder, usufructuary or pledgee with a complimentary excerpt from the register relating to his right to a share.
5. The Board of Managing Directors shall deposit the register at the company's registered office for inspection by the shareholders.

CHAPTER IV

Issue of shares. Own shares. Capital reduction

Article 6. Issue of shares. Authorized corporate body

Shares, and rights to acquire shares, may only be issued pursuant to a resolution by the Board of Managing Directors. Issuance shall be by means of a notarial

deed, executed before a civil law notary authorized to practice in the Netherlands, and to which those involved are party.

The Series A common shares shall only be created upon conversion of Series A preferred shares and any share issue to (former) holders of such shares by way of a stock dividend, whether or not out of the share premium reserve and/or profit reserve in relation to the Series A preferred shares.

The Series C common shares shall only be created upon conversion of Series B preferred shares and any share issue to (former) holders of such shares by way of a stock dividend, whether or not out of the share premium reserve and/or profit reserve in relation to the Series B preferred shares.

Article 7. Terms and conditions of issue. Pre-emptive rights

1. If a resolution to issue shares, or rights to acquire shares is adopted, the price of the shares and the other terms and conditions of the issue shall also be determined. The Board of Managing Directors shall also determine whether the existing shareholders shall have any pre-emptive rights.

Article 8. Payment for shares

1. When a share is issued, its par value must be fully paid up.
2. Payment for shares must be made in cash except where different consideration has been agreed upon. Payment in foreign currency may only be made with the company's approval.

Article 9. Own shares

1. The company may not subscribe to its own shares when they are issued.
2. The company may acquire its own fully-paid shares or depositary receipts therefor without payment of consideration. It may also acquire such shares or depositary receipts for consideration if:
   a. the distributable part of the company's equity is equivalent to or exceeds the acquisition price;
   b. the nominal amount of the shares or depositary receipts for shares in the company's capital to be acquired, and all such shares or

depositary receipts for shares in such capital already held by the company and its subsidiaries collectively does not exceed one-half of the issued capital; and

c. the authority to acquire such shares has been granted by the Board of Managing Directors.

3. The decisive factor for the validity of the acquisition shall be the value of the company's equity according to the most recently adopted balance sheet less the acquisition price of shares in the company's capital and any sums distributed to others out of profits or reserves which became payable by the company and its subsidiaries after the date of the balance sheet.
If more than six months have elapsed since the expiration of any financial year without adoption of the annual accounts, an acquisition in accordance with para. 2 of this article shall not be permitted.

4. Any acquisition of shares in violation of para. 2 shall be void.

5. The company may grant loans for the purpose of subscribing to or acquiring its shares or depositary receipts, however, subject to the sum of its distributable reserves.

6. Disposal by the company of any shares or depositary receipts for shares in its capital held by the company shall require a resolution of the Board of Managing Directors.
A resolution to dispose of any such shares or depositary receipts shall also contain the terms and conditions of the disposal.
Disposal by the company of its own shares shall require due observance of the transfer restrictions.

7. No votes may be cast in respect of shares held by the company or shares for which depositary receipts are held by the company. Nor may votes be cast in respect of shares held by any of the company's subsidiaries or shares for which depositary receipts are held by any of the company's subsidiaries.

8. When determining to what extent the company's capital is represented, or whether a majority represents a certain extent of capital, the capital shall be reduced by the value of the shares for which no votes can be cast.

Article 10. Capital reduction

1. The general meeting may, with due observance of the relevant statutory provisions, resolve to reduce the issued capital by a cancellation ("intrekking") of shares or by a reduction of the par value of the shares by amendment of the Articles.
2. A capital reduction may be accomplished in respect of one specific class and/or series of shares.
   A reduction of the par value of shares must be accomplished in proportion to the shares involved, except where all of the shareholders involved consent to a different method of reduction.
3. A resolution to cancel shares may only relate to shares held by the company itself or of which it holds depositary receipts. Such resolution may also relate to all the Series A preferred shares.
4. The convening notice calling a general meeting of shareholders at which a motion for capital reduction shall be tabled shall specify the purpose of the capital reduction as well as the method of reduction.

CHAPTER V

Transfer of shares. Usufruct. Pledge. Depositary receipts

Article 11. Transfer of shares. Usufruct. Pledge

1. The transfer of shares or any restricted rights attaching to shares shall require a notarial deed, executed before a civil law notary authorized to practice in the Netherlands, to which those involved are party.
2. The transfer of shares or any restricted rights attaching to shares as referred to in para. 1 - including the creation and relinquishment of restricted rights - shall, by operation of law, also be valid vis-à-vis the company.

The rights attaching to shares cannot be exercised until the company either acknowledges the juristic act or is served with the notarial deed in accordance with the relevant statutory provisions, except where the company is party to the juristic act.

3. If a usufruct or pledge is created on shares, the voting rights attaching to those shares may not be granted to the usufructuary or pledgee.

Article 12. Issue of depositary receipts for shares

The company shall not cooperate in issuing depositary receipts for its shares.

CHAPTER VI

Transfer restrictions

Article 13. Approval

1. In order to be valid, every transfer of shares shall require the prior approval of the company's Board of Managing Directors. The approval shall be valid for three months only.
2. The shareholder who wishes to transfer his shares - hereinafter to be referred to as the "proposing transferor" - shall inform the Board of Managing Directors by registered mail or return receipt requested, specifying the number of shares to be transferred and the person(s) to whom he wishes to transfer his shares.
3. If the Board of Managing Directors grants the approval requested, the transfer must take place within the following three months.
4. Approval shall be deemed given if:
   a. the Board of Managing Directors has failed to decide on the request for approval within six weeks after receiving the proposing transferor's notification;
   b. simultaneously with its refusal, the Board of Managing Directors fails to notify the proposing transferor of the name(s) of (an)other party(ies) interested in purchasing for cash all shares to which the request for approval relates.

If the situation under a. occurs, approval shall be deemed to have been given on the last date on which the Board of Managing Directors should have resolved on this matter.

5. Unless the proposing transferor and the interested party(ies) specified by the Board of Managing Directors and accepted by the proposing transferor make different arrangements regarding the price or the method of determining the price, the purchase price of the shares shall be determined by an independent expert to be appointed at the request of the party with the greatest interest by the Chairman of the Chamber of Commerce and Industry of the district in which the company's registered office is situated.

6. The proposing transferor shall remain entitled to withdraw his offer, provided that he does so within one month of having been informed of the name of the party to whom he may transfer all of the shares specified in the request for approval and of the price offered for the shares.

7. The costs incurred in determining the purchase price shall be borne:

   a. by the proposing transferor if he withdraws his offer;

   b. in equal parts by the proposing transferor and the buyers if the shares are purchased by the interested parties, on the understanding that every buyer shall contribute to the costs in proportion to the number of shares he has bought;

   c. by the company, in all cases not included under a. or b.

8. The company itself may propose to buy the shares as contemplated in paragraph 4(b) only if the proposing transferor so consents.

CHAPTER VII

Board of Managing Directors

Article 14. Board of Managing Directors

The company shall be run by a Board of Managing Directors consisting of seven or more Managing Directors, the precise number of whom shall be determined by

the general meeting. Any increase in the number of Managing Directors above seven, shall require the prior approval of the preferred shareholders meeting.

Article 15. Appointment

1. The general meeting shall appoint the Managing Directors.

2. One Managing director shall be appointed on a recommendation made by the preferred shareholders meeting. Any resolution to make a recommendation shall require a simple majority of the votes cast at the relevant preferred shareholders meeting.

   The general meeting shall be free to appoint the relevant Managing Director if the preferred shareholders meeting fails to resolve upon a recommendation within three months of the position of the Managing Director to be appointed on a recommendation becoming vacant.

   A recommendation submitted on time shall be binding. However, the general meeting may disregard the recommendation if it adopts a resolution to that effect by a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

Article 16. Suspension and dismissal

1. The general meeting shall at all times have the power to suspend or dismiss the Managing Directors.

2. If the relevant Managing Director was first appointed on the recommendation by the preferred shareholders meeting as referred to in article 15, paragraph 2, such managing Director can only be suspended or dismissed, by resolution by the general meeting passed by a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

3. Any such suspension may be extended several times but the total term of the suspension may not exceed three months. The suspension shall lapse on expiry of this three-month period if no resolution is passed either to lift the suspension or to dismiss the Managing Director.

Article 17. Remuneration

The general meeting shall determine the remuneration of each Managing Director, as well as his other terms and conditions of employment. If and so far as the general meeting has appointeed a Chief Executive Officer the remuneration and other terms and conditions of employment of this Chief Executive Officer of the Company shall be determined and approved by the Board of Managing Directors.

Article 18. Duties of the Board of Managing Directors. Decision-making. Division of duties

1. Subject to the restrictions set forth in these Articles, the Board of Managing Directors shall be in charge of running the company.
2. The Board of Managing Directors may adopt rules and regulations governing its decision-making process. In case such rules and regulations provide that certain provisions thereof can only be amended or revoked with the prior approval of the preferred shareholders meeting, then such provisions can only be amended or revoked with the prior approval of the preferred shareholders meeting.
3. The Board of Managing Directors may make a division of duties, specifying the individual duties of every Managing Director.

Article 19. Representative authority

1. The Board of Managing Directors shall represent the company. The authority to represent the company shall also be vested in every Managing Director individually.
2. The Board of Managing Directors may appoint officers and grant them a general or special power of attorney. Every attorney in fact shall represent the company within the bounds of his authorization. Their title shall be determined by the Board of Managing Directors.
3. In all cases in which the company has an interest which conflicts with an interest of one of its Managing Directors, the company shall be represented by one of the other Managing Directors. If only one

Managing Director is in office, the company shall be represented by a person to be designated by the general meeting of shareholders.

Article 20. Approval of Board resolutions

1. The Board of Managing Directors must comply with any such instructions outlining the company's general financial, social, economic or staffing policy to be pursued by the Management as may be given by the general meeting.
2. Without prejudice to the other provisions set forth in these Articles governing the powers of the Board of Managing Directors, the Board of Managing Directors may make certain of its resolutions subject to approval by the preferred shareholders meeting, provided that the preferred shareholders meeting has adopted a proposal to that effect. The resolution(s) by the Board of Managing Directors identifying the resolutions to which the requirement of approval applies cannot be revoked or amended without the approval from the preferred shareholders meeting.
3. The absence of approval as defined in this Article does not affect the representative authority of the Managing Directors and the Board of Managing Directors.

Article 21. Absence or inability to act

If a Managing Director is absent or unable to act, the remaining Managing Director(s) shall be temporarily charged with the management of the company. If all Managing Directors are absent or unable to act, a person appointed annually by the general meeting shall be temporarily charged with the management of the company.

CHAPTER VIII

Annual accounts. Profits

Article 22. Financial year. Drawing up the annual accounts

1. The company's financial year shall correspond with the calendar year.

2. Within five months of the end of the company's financial year, the Board of Managing Directors shall draw up the annual accounts unless, in special circumstances, an extension of this term by not more than six months is approved by the general meeting.
3. The annual accounts shall be signed by all the Managing Directors; if the signature of any of them is missing, this fact and the reason for such omission shall be stated.

Article 23. Presentation to the shareholders

1. The annual accounts shall be deposited at the company's office for inspection by the shareholders within the period of time specified in Article 22, para. 2. The Board of Managing Directors shall submit the annual report within the same term.
2. The company shall ensure that the annual accounts, the annual report and the data to be added pursuant to Article 392, para. 1, Book 2, Dutch Civil Code shall be available at its office from the day notice is sent out of the annual meeting. The shareholders and holders of depositary receipts may inspect these documents at the company's office and may obtain a complimentary copy thereof.
3. The general meeting shall adopt the annual accounts.
4. The adoption of the annual accounts without any reservation shall discharge the Board of Managing Directors from all liability for the activities undertaken during the past financial year, insofar as these activities are indicated in the annual accounts.
5. The provisions set out in these Articles regarding the annual report and the data to be added under Article 392, para. 1., Book 2, Dutch Civil Code shall not apply if the company is a member of a group and is governed by Article 403, Book 2 of the Dutch Civil Code.

Article 24. Profits

1. The Company shall maintain:

a. a profit reserve for the benefit of the holders of Series A preferred shares, hereinafter referred to as the "Pref A Profit Reserve", and

b. a general profit reserve, hereinafter referred to as the "General Profit Reserve".

2. Of the profits earned in the past financial year, first an amount shall be added to the Pref A Profit Reserve equal to eight percent (8%) of the aggregate par value of the issued Series A Preferred shares plus eight per cent (8%) of the amount of the share premium reserve in relation to the Series A preferred shares plus eight per cent (8%) of the amount of the Pref A Profit Reserve.

If Series A preferred shares were not outstanding capital throughout the financial year on the basis of which the profit is calculated, then the amount to be added to the relevant profit reserve shall be calculated on the basis of that period of the year during which the relevant shares were outstanding. If the share premium reserve in relation to the Series A preferred shares or the Pref A Profit Reserve has not shown the same amount throughout the financial year, any additions shall be calculated over the average annual amount of the relevant reserve.

If the profits do not permit an addition as contemplated in this paragraph, the missing portion of such addition shall be added out of the profits of the next financial year(s).

3. The profit remaining after application of paragraph 2 shall be added to the General Profit Reserve.

4. The Pref A Profit Reserve shall be cancelled (and can only be cancelled) and the relevant amount shall be distributed (and can only be distributed) to the holders of such shares upon the conversion of Series A preferred shares into Series A common shares. To the extent upon such distribution, the Pref A Profit Reserve does not allow a distribution on each Series A preferred share in an amount calculated on the basis of eight percent of those amounts set forth in paragraph 2, compounded annually as

contemplated by paragraph 2, and not on a simple interest basis, then the relevant holder of such shares shall be entitled to receive a distribution to fully make up the shortfall, provided that the distributable part of the company's equity so permits.

All distributions as contemplated by this paragraph shall be in cash, provided however that at the option of the relevant holders of Series A preferred shares fifty percent of the distributions shall be paid by means of an issue of Series A common shares, at a price to be determined by the Board of Managing Directors in the Conversion Resolution as defined in article 39.

5. The general meeting may resolve to cancel the whole or any part of the General Profit Reserve, for distribution to the holders of Series B preferred shares and Series A, B, and C common shares.

Any distributions to the shareholders to be made out of the General Profit Reserve shall be proportional to the aggregate par value of the relevant shares held by each shareholder, provided however that the holders of Series B Preferred shares shall receive such amounts as if such Series B preferred shares were converted into the maximum number of Series C common shares into which they are then convertible based on the Conversion Resolution.

6. Notwithstanding anything contained in these Articles, dividends may be paid up to a maximum amount equivalent to the distributable part of the company's equity.

7. The general meeting may, with due observance of paragraph 6, resolve to pay interim dividends.

8. A shareholder cannot claim a dividend when more than five years have elapsed since the date on which the dividend was made payable.

9. At any time a dividend in cash is legally payable on the Series A preferred shares, but the Board of Managing Directors determines in good faith that after payment of the dividend the company would not have sufficient cash

to pay its operating expenses expected to be incurred in the ordinary course of its business, consistent with the company's past, custom and practice, the company may pay the dividend by issuance of a promissory note to the holders of the Series A preferred shares. The promissory note shall accrue interest at the United States of America "applicable federal rate". Interest shall accrue and be payable upon maturity of the note. The note shall mature two years from the date of its issuance or on such earlier date as the Board of Managing Directors determines that the company has sufficient cash to pay the note, together with all accrued interest, and pay the company's expected operating expenses to be incurred by it in the ordinary course of its business.

CHAPTER IX

General meeting of shareholders

Article 25. Annual meeting

1. The annual general meeting of shareholders shall be held within six months of the end of the company's financial year.
2. The agenda of the annual meeting shall, among other matters, contain the following items:
   a. the annual report;
   b. adoption of the annual accounts;
   c. adoption of the profit appropriation;
   d. filling of any vacancies on the Board of Managing Directors;
   e. appointment of the person referred to in Article 21;
   f. any such other motions as the Board of Managing Directors or the shareholders together representing not less than one-tenth of the issued capital may file and notify with due observance of Article 27.

Article 26. Other meetings

1. Other general meetings of shareholders shall be held as often as the Board of Managing Directors deems necessary.

2. Shareholders representing not less than one-tenth of the issued capital shall be entitled to request the Board of Managing Directors to call a general meeting of shareholders, provided that they also notify the Board of Managing Directors of the business to be discussed during that meeting.

   If the Board of Managing Directors fails to call the meeting within four weeks so that the meeting cannot be held within six weeks of the request, the shareholders may call a meeting themselves.

Article 27. Convocation. Agenda

1. General meetings of shareholders shall be called by the Board of Managing Directors.
2. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting.
3. The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may be announced with due observance of the requirements of this Article.
4. Convocation shall take place in the manner described in Article 36.

Article 28. The entire issued capital is represented

Resolutions may be legally adopted on any item on the agenda provided that they are adopted by a unanimous vote at a general meeting of shareholders at which the company's entire issued capital is represented, even if the requirements for convening and conducting the meeting as prescribed by the law or the company's Articles of Incorporation have not been complied with.

Article 29. Place of the meetings

General meetings shall be held in the municipality in which the company's registered office is situated according to its Articles of Incorporation.

Article 30. Chairman

At every meeting, the shareholders shall appoint a chairman from their midst.

Article 31. Minutes

1. Minutes shall be taken of the business transacted at every general meeting of shareholders by a secretary to be appointed by the chairman. The minutes shall be confirmed and signed by the chairman and the secretary.
2. The chairman, or the person who called the meeting, may decide that an official notarial report should be drawn up of the business transacted at the general meeting of shareholders. This report must be co-signed by the chairman.

Article 32. Rights exercisable during a meeting. Admission.

1. The shareholders shall be entitled to attend the general meeting of shareholders, take the floor and exercise their voting rights.
2. Every share shall entitle its holder to cast one vote.
3. The shareholders and holders of depositary receipts or their representatives must sign the attendance list.
4. The rights referred to in para. 1 may be exercised by a proxy. A proxy shall mean any power of attorney transmitted via standard means of communication and received in written form.
5. The Managing Directors shall have an advisory vote at the general meeting of shareholders.
6. Admission to the general meeting of shareholders of persons other than those referred to in this Article shall require a resolution by the general meeting.

Article 33. Voting

1. Resolutions shall be passed by an absolute majority of the votes cast, unless the law prescribes a greater majority.
2. If no absolute majority is reached by a vote taken with respect to the election of persons, a second vote shall be taken whereby the voters are not required to vote for the previous candidates.

   If, again, no one has gained an absolute majority of the votes, new votes shall be held until either one person has gained an absolute majority or, if the vote was between two persons, the votes are equally divided.

Such new votes (except for the second vote) shall only take place between the candidates who were voted for in the previous vote, except for the person who received the least number of votes.

If two or more persons have the least number of votes, it shall be decided by lot who cannot be voted for at the new vote.

If, in the event of an election between two candidates, the votes are equally divided, it shall be decided by lot who has been elected.

3. If a vote is taken in respect of business matters as opposed to persons and the votes are equally divided, the relevant motion shall be considered rejected.

4. Motions shall, regardless of their subject matter, be voted on orally unless the chairman decides or any person entitled to vote requests that the vote be taken by unsigned writing on ballot paper.

5. Absentee ballots and invalid votes shall be deemed not to have been cast.

6. Votes by acclamation shall be allowed unless one of the persons present and entitled to vote objects.

7. The chairman's view at the meeting expressing that the general meeting has passed a resolution shall be decisive. The same shall apply to the contents of the resolution so passed, provided that the relevant motion was not put down in writing. However, if the chairman's view is challenged immediately after it is expressed, a new vote shall be taken when the majority of the persons present and entitled to vote so require or, if the original vote was not by call or by ballot, when one person present and entitled to vote so requires. The new vote shall nullify the legal effects of the original vote.

Article 34. Resolutions passed outside a meeting

Rather than at a general meeting, the shareholders may also pass resolutions in writing, provided that they do so by a unanimous vote representing the company's entire issued capital. Article 32, para. 4, second full sentence shall apply accordingly.

Article 35. Preferred shareholders meeting. Meeting of the holders of Series A preferred shares. Meeting of the holders of Series B preferred shares

1. The Company shall have (i) a preferred shareholders meeting, which is comprised of the holders of Series A preferred and the holders of Series B preferred shares, as well as (ii) a meeting of the holders of Series A preferred shares, and (iii) a meeting of the holders of Series B preferred shares.
2. Each of the meetings referred to in paragraph 1 shall be called by the Board of Managing Directors. The Meeting of the holders of Series A preferred shares can also be called by shareholders representing not less than one-tenth of the issued Series A preferred shares. The Meeting of the holders of Series B preferred shares can also be called by shareholders representing not less than one-tenth of the issued Series B preferred shares. The preferred shareholders meeting can also be called by shareholders representing not less than one-tenth of the issued preferred shares.
3. Convocation shall take place not later than on the fifth day prior to the day of the meeting.
4. Article 27, paragraphs 3 and 4, and articles 28 and 30-34 shall apply accordingly, provided however that all resolutions adopted at a meeting referred to in paragraph 1 shall require a majority of no less than two/thirds of the votes cast, unless the Articles prescribe a different majority.

CHAPTER X

Convening notices and notifications

Article 36

All convening notices and other notifications directed to the shareholders shall be sent as letters to the addresses recorded in the Shareholders' Register.

CHAPTER XI

Amendment to the Articles of Incorporation. Liquidation

Article 37. Amendment to the Articles of Incorporation and dissolution

If a motion to amend the Articles of Incorporation or to dissolve the company is to be submitted to the general meeting, the convening notice must state this fact. At the same time, if the motion is for an amendment to the Articles of Incorporation, a copy of the motion containing a verbatim text of the proposed amendment must be deposited at the company's office for inspection by the shareholders until the meeting is adjourned.

Any resolution to dissolve the company shall require the prior approval from the preferred shareholders meeting, comprised of the holders of Series A and the holders of Series B preferred shares. Furthermore, any amendment of the Articles which shall affect the rights of the holders of the Series A preferred shares or Series B preferred shares shall require the prior approval from the preferred shareholders meeting, comprised of the holders of Series A and the holders of Series B preferred shares, provided, however, that if the rights of the holders of the Series A preferred shares and those of the holders of the Series B preferred shares are not equally affected, the separate approval from the meeting of holders of the relevant Series of preferred shares which shall be specially affected shall also be required.

Article 38. Liquidation

1. If the company is dissolved pursuant to a resolution by the general meeting, its liquidation shall be carried out by the Board of Managing Directors.
2. The provisions of these Articles shall, if possible, continue to be in force during the liquidation.
3. After the creditors have been paid, any surplus assets shall be paid to the shareholders as follows:
   a. first, the holders of the preferred shares shall on a pari passu basis receive the following amounts: (a) the holders of the Series A preferred shares a distribution equal to the Share A Value plus a distribution equal to the Pref A Profit Reserve divided by the

number of outstanding Series A preferred shares, and (b) to the holders of Series B preferred shares a distribution equal to the Share B Value plus all declared but unpaid dividends, if any;

b. subsequently, the holders of common shares shall receive the aggregate par value of their shares, plus the share premium reserve in relation to the common shares, provided, however, that any outstanding obligations of a shareholder to the company in relation to common shares issued by the company to such shareholder shall be deducted from the distributions to be made to such shareholder;

c. finally, any remaining sum shall accrue to all shareholders on a ratable basis as if the preferred shares were converted into the maximum number of the relevant common shares into which they are then convertible based on the Conversion Resolution.

CHAPTER XI

Article 39

Conversion of preferred shares

The Board of Managing Directors has the authority to resolve upon the conversion of all or any portion of the issued Series A preferred shares into issued Series A common shares, as well as the conversion of all or any portion of the issued Series B preferred shares into Series C common shares, such resolution hereinafter referred to as the "Conversion Resolution". The Conversion Resolution shall be in writing and signed by all members of the Board of Managing Directors and shall accurately describe the terms and conditions of the conversion, including without limitation, the conversion rate and the date of conversion. The Conversion Resolution may provide that the Conversion Resolution can not be revoked or amended other than with the prior approval of the preferred shareholders meeting, in which case the Conversion Resolution can not be revoked or amended without such approval.

The Conversion Resolution may provide that the conversion will take place upon a resolution by the preferred shareholders meeting, comprised of the holders of Series A and the holders of Series B preferred shares. The Conversion Resolution may also provide that the conversion will take place automatically, i.e. without any further action being required on the part of the company, any corporate body within the company, or the holder or holders of the preferred shares, upon the occurrence of certain events. In such case, the Conversion Resolution shall contain a detailed description of any such events.

If the terms and conditions of the Conversion Resolution may result in the conversion of a certain number of issued preferred shares into a larger number of common shares, the Conversion Resolution shall be incorporated in a deed to be executed before a civil law notary authorized to practice in the Netherlands, to which the Company, all holders of the relevant preferred shares and each of the members of the Board of Managing Directors are parties. This notarial deed shall be in accordance with Article 6 hereof and Article 196 ff. book 2 of the Dutch Civil Code. Any increase in the issued capital of the company, meaning the aggregate par value of the shares issued by the company, resulting from such conversion shall be charged to the share premium reserve which relates to the relevant preferred shares. The company shall duly observe Article 208 ff. Book 2 of the Dutch Civil Code if the terms and conditions of the Conversion Resolution may result in a decrease of the issued capital of the company. In such case, the conversion shall be conditional upon the due observance of Article 208 ff. Book 2 of the Dutch Civil Code. The company shall register any conversion pursuant to the Conversion Resolution within eight days after any such conversion has become effective.

Article 40

Repurchase of preferred shares

1. Without prejudice to article 9, paragraph 2, and subject to a resolution of the meeting of holders of Series A preferred shares approving such sale and purchase, any holder of Series A preferred shares shall be entitled

after the thirty-first day of October, two thousand, to sell its Series A preferred shares to the company, and the company shall be under the obligation to purchase such shares, at a price equal to the aggregate Share A Value of his Series A preferred shares plus all accrued and unpaid profits with respect to such shares, as specifically contemplated by article 24, paragraph 2. Without prejudice to paragraph 2 of this article, the meeting of holders of Series A preferred shares shall only be authorized to approve such sale and purchase on or after the first day of November, two thousand.

2. Without prejudice to article 9, paragraph 2, and subject to a resolution of the preferred shareholders meeting approving such sale and purchase as meant in the next succeeding sentence hereof, any holder of preferred shares shall be entitled, whether before, on or after the first day of November, two thousand, to sell its preferred shares to the company, and the company shall be under the obligation to purchase such shares, at a price equal to the aggregate Share A Value of his Series A preferred shares plus all accrued and unpaid profits with respect to such shares, as specifically contemplated by article 24, paragraph 2, or, as the case may be, the aggregate Share B Value of his Series B preferred shares.

Any sale and purchase pursuant to the previous sentence hereof, shall require the prior approval from the preferred shareholders meeting, which shall only be authorized to approve such sale and purchase in the event of a disposal pursuant to which a party or parties (other than shareholders of the company which in the aggregate own twenty percent (20%) or more of the issued and outstanding common shares on the third day of April, nineteen hundred and ninety-eight) acquire (i) capital stock of the company possessing the voting power under normal circumstances to elect a majority of the Board of Managing Directors (whether by merger, consolidation or sale or transfer of the company's capital stock), or (ii) all

or substantially all of the company's assets determined on a consolidated basis.

[Translation from Dutch]

[logo ABN AMRO BANK]

03 MAR -4 AM 7

Amsterdam
Vijzelstraat 68 and 78

Correspondence address:
PO Box 407
1000 AK Amsterdam
The Netherlands

Bank Account: 46 35 00 318

Attn Mr M.P. Bongard
Caron & Stevens/Baker & McKenzie
Leidseplein 29
1017 PS AMSTERDAM

By fax: (020) 6207475

Department:
Corporate Trust Sector Desk AB5080

Reference:	**Telephone:**	**Fax:**	**Date:**
Edwin A.M. Ammerlaan	(020) 3833510	(020) 3830455	24 August 2001

Subject: SPL WorldGroup B.V.

Dear Mr Bongard,

The undersigned, ABN AMRO Bank N.V., having its registered office at Vijzelstraat 68-78 in Amsterdam, hereby declares in accordance with Article 2:191a(3) and Article 2:203a(6) of the Dutch Civil Code:

that the middle exchange rate of the euro against the US dollar today is EUR 1 = USD 0.90920 (USD 1 = EUR 1.0999). The middle rate is indicative.

We trust that the foregoing information is sufficient for your current needs. Please do not hesitate to contact us if you have any further questions.

Yours sincerely,

<signature>

ABN AMRO Bank N.V.

SE&O

[Translation from Dutch]

[logo ABN AMRO BANK]

Amsterdam
Vijzelstraat 68 and 78

Correspondence address:
PO Box 407
1000 AK Amsterdam
The Netherlands

Bank Account: 46 35 00 318

Attn Mr M.P. Bongard
Baker & McKenzie
Leidseplein 29
1017 PS AMSTERDAM

By mail and by fax: (020) 6207475

Department:
Trust Sector Desk AB5080

Reference:	**Telephone:**	**Fax:**	**Date:**
Edwin A.M. Ammerlaan	(020) 3833510	(020) 3830455	27 November 2001

Subject: SPL WorldGroup B.V.

Dear Mr Bongard,

The undersigned, ABN AMRO Bank N.V., having its registered office at Vijzelstraat 68-78 in Amsterdam, hereby declares in accordance with Article 2:191a(3) and Article 2:203a(6) of the Dutch Civil Code:

that the middle exchange rate of the euro against the US dollar from October 11, 2001 on is 0.90550 (EUR 1 = USD 0.90550).

We trust that the foregoing information is sufficient for your current needs. Please do not hesitate to contact us if you have any further questions.

Yours sincerely,

<signature>

ABN AMRO Bank N.V.

SE&O

[Translation from Dutch]

[logo ABN AMRO BANK]

ABN AMRO BANK N.V.
Trust Sector Desk

FAX

To: Baker & McKenzie	From: V. Vermeij
Attent.: Mr. A. van Doorn	Tel: 020-6293231
Fax: 020-6207475	Date: February 8, 2002
Re: SPL Worldgroup BV	CC:

☐ Urgent ☐ for your information ☐ Your comments please ☐ Your reply please ☐ Circulate

Dear Mr Van Doorn,

We hereby inform you that on February 8, 2002 the middle exchange rate of the USD/EUR is 1.142857.
This information is indicative and is given without any responsibility for ABN AMRO Bank NV.

We trust that the foregoing information is sufficient for your current needs.

Yours sincerely,

<signature>

ABN AMRO Bank N.V.

ABN AMRO Bank N.V.,
having its registered office in Amsterdam,
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01

[Translation from Dutch]

[logo ABN AMRO BANK]

Amsterdam
Vijzelstraat 68 and 78

Correspondence address:
PO Box 407
1000 AK Amsterdam
The Netherlands

Bank Account: 46 35 00 318

Baker & McKenzie
Attn Mr A. van Doorn
Leidseplein 2720
1000 CS AMSTERDAM

Department:
Trust Sector Desk AB5080

Reference:	**Telephone:**	**Fax:**	**Date:**
Arjan Molenaar	(020) 6287655	(020) 3830455	27 June 2002

Subject: SPL WorldGroup B.V.

Dear Mr Van Doorn,

We hereby inform you that on June 27, 2002 the middle exchange rate of the US Dollar is:

Exchange rate EUR 1.00 is USD 0.984.

This information is given without any responsibility for ABN AMRO Bank NV.

Yours sincerely,

<signature>

ABN AMRO Bank N.V.

ABN AMRO Bank N.V.,
having its registered office in Amsterdam,
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01

[Translation from Dutch]

[logo ABN AMRO BANK]

Amsterdam
Vijzelstraat 68 and 78

Correspondence address:
PO Box 407
1000 AK Amsterdam
The Netherlands

Bank Account: 46 35 00 318

Baker & McKenzie
Attn Mr A. van Doorn
Leidseplein 2720
1000 CS AMSTERDAM

Department:
Trust Sector Desk AB5080

Reference:	**Telephone:**	**Fax:**	**Date:**
Arjan Molenaar	(020) 6287655	(020) 3830455	26 July 2002

Subject: SPL WorldGroup B.V.

Dear Mr Van Doorn,

We hereby inform you that on July 25, 2002 the middle exchange rate of the US Dollar is:

Exchange rate EUR 1.00 is USD 0.9996.

This information is given without any responsibility for ABN AMRO Bank NV.

Yours sincerely,

<signature>

ABN AMRO Bank N.V.

[Translation from Dutch]

Publication in the daily newspaper "Het Parool", Thursday March 14, 2002

The private company with limited liability: **SPL WorldGroup B.V.**, having its registered office in Amsterdam, informs that a resolution as referred to in article 2:208 Civil Code is deposited with the Trade Register in Amsterdam for public inspection.

ij exploit van mij t.k. deurwaarder, d.d. 11 maart 2002, is op erzoek van DE GRIFFIER VAN DE RECHTBANK TE HAAREM, sector Familie- en Jeugdrecht, zetelende te Haarlem aan de Jansstraat 46 (bij wie een afschrift dezes verkrijgbaar is bij Dhr. G. Ganpat) aan RENE MEIJER, zonder bekende woon- of verblijfplaats binnen en buiten Nederland betekend een verzoekschrift tot opheffing van de gezamenlijke ouderlijke macht en toekenning van het ouderlijk gezag aan de moeder d.d. 17 januari 2002 ingediend bij de Rechtbank te Haarlem in de zaak van J. E. M. Hijdendaal, wonende te Beverwijk als verzoekster en R. Meijer voornoemd als gerequestreerde, voorts opgeroepen om op maandag 3 JUNI TWEEDUIZENDTWEE, des namiddags te 12.15 uur te verschijnen ter terechtzitting van de Rechtbank te Haarlem, alsdan en aldaar gehouden wordende in het gebouw van de Rechtbank aan de Jansstraat no. 46, teneinde alsdan en aldaar te worden gehoord omtrent voormeld verzoekschrift.

Drs. J. G. M. Dekkers
t.k. deurwaarder
Gerechtsdeurwaarderskantoor
Terhoeven & Wijers
Spaarne 72
Haarlem
Tel. 023-5310563

Bij mijn exploit van 12-03-2002 is t.v.v. St. Gemeentelijke Kredietbank Amsterdam, gevestigd te Amsterdam, gedagvaard: L. W. LIT, zonder bekende woon- of verblijfplaats, om op vrijdag, 28-06-2002 te 10.00 uur te verschijnen ter terechtz. van de rechtbank Amsterdam, sector Kanton, locatie Amsterdam, Parnassusweg 220-228, terzake van een geldvordering ad € 914,81 met rente en kosten. Afschrift van dit exploit kan worden verkregen ten kantore van ondergetekende.

J. Nijstad
gerechtsdeurwaarder
Gerechtsdeurwaarderskantoor
Nijstad & Toonen
Rijswijkstraat 175
1062 EV Amsterdam
tel. 020-6697459

Bij mijn exploit van 12-03-2002 is t.v.v. MICHEL PRINS, wonende te Oudendijk (procureur mr P. J. A. M. Voeten, A. v.d. Vondelstraat 15 A'dam) opgeroepen: Michel Albert Mens, zonder bekende woon- of verblijfplaats, om op woensdag, 19-06-2002 te 09.00 uur vertegenwoordigd door een procureur te verschijnen ter terechtz. van de rechtbank Amsterdam, Parnassusweg 220-228 te Amsterdam, teneinde voort te procederen op de dagvaarding van 28-12-2001. Afschrift van dit exploit kan worden verkregen ten kantore van Mr P. J. A. M. Voeten voornoemd.

J. Nijstad
gerechtsdeurwaarder
gerechtsdeurwaarderskantoor
Nijstad & Toonen
Rijswijkstraat 175
1062 EV Amsterdam
tel. 020-6697459

Bij mijn exploit van 12-03-2002 is t.v.v. Ahmed El Yaakoubi, wonende te Amsterdam, (procureur mr J. A. Younge, WG-plein 250 A'dam) betekend aan: NABILA EL KHAMLICHI, zonder bekende woon- of verblijfplaats, de beschikking van de Arr.Rechtbank te Amsterdam d.d. 06-03-2002, waarbij tussen partijen echtscheiding werd uitgesproken. Afschrift van dit exploit kan worden verkregen ten kantore van Mr J. A. Younge voornoemd.

J. Nijstad
gerechtsdeurwaarder
Gerechtsdeurwaarderskantoor
Nijstad & Toonen
Rijswijkstraat 175
1062 EV Amsterdam
tel. 020-6697459

Bij mijn exploit van 12-03-2002 is t.v.v. St. Gemeentelijke Kredietbank Amsterdam, gevestigd te Amsterdam, gedagvaard: M. H. VOSWIJK, zonder bekende woon- of verblijfplaats, om op vrijdag, 28-08-2002 te 10.00 uur te verschijnen ter terechtz. van de rechtbank Amsterdam, sector Kanton, locatie Amsterdam, Parnassusweg 220-228, terzake van een geldvordering ad € 2076,24 met rente en kosten. Afschrift van dit exploit kan worden verkregen ten kantore van ondergetekende.

J. Nijstad
gerechtsdeurwaarder
Gerechtsdeurwaarderskantoor
Nijstad & Toonen
Rijswijkstraat 175
1062 EV Amsterdam
tel. 020-6697459

Bij mijn exploot van 12/03/2002 is t.v.v. Stichting De Alliantie te Hilversum aan ZIJ DIE VERBLIJVEN in de onr. zaak of gedeelte daarvan aan de JACOB VAN LENNEPKADE 414 HUIS te AMSTERDAM, van wie namen en woonplaatsen onbekend zijn, betekend een kort geding vonnis van de Voorzieningenrechter van de Rechtbank Amsterdam d.d. 07/03/2002 met gelijktijdig bevel om aan de inhoud te voldoen. Afschrift van het exploot kan worden verkregen ten kantore van gerechtsdeurwaarder,

R. J. A. Cohen de Lara
t.k.-gerechtsdeurwaarder
Deurwaarderskantoor
Weltevrede & Hennink B.V.
Koninginneweg 152
1075 EE Amsterdam

Bij mijn expl. d.d. 13.3.2002 is t.v.v. Nationale Nederlanden Financiële Diensten h.o.d.n. RVS Financiële Diensten gev. te A'dam, gedagv. M. J. KREUGER, geb. 16.7.1943, adres onbekend, om op 19.6.2002 te 09.00 uur v.m. bij procureur te verschijnen v.d. Rechtbank te A'dam, Parnassusweg 220, A'dam, teneinde te worden veroordeeld tot betaling van de daarin genoemde bedragen. Afschrift van dit exploit is te verkrijgen bij Mr. B. Schuit, procureur, De Lairessestraat 90-I R, 1071 PJ Amsterdam, (telefoon 020-6736211).

M. V. Jager,
Gerechtsdeurwaarder
Spanderswoudstraat 100
1024 LE Amsterdam

De te Amsterdam gevestigde besloten vennootschap met beperkte aansprakelijkheid: **SPL WorldGroup B.V.** bericht, dat bij het Handelsregister vestiging Amsterdam een besluit als bedoeld in artikel 2:208 Burgerlijk Wetboek ter kennisneming van een ieder ter inzage ligt.

Helaas ontvangen wij nog veel 1-in-3 Mini's te laat door foutieve adressering.
Ons juiste adres is:
1-in-3 Mini-advertenties
Postbus 1518
1000 BM Amsterdam.

Liquidatie
Optimum Internationale Herverzekeringsmij N.V.

In navolging op het besluit tot ontbinding van de naamloze vennootschap Optimum Internationale Herverzekeringsmij. met benoeming van ondergetekende tot vereffenaar is het plan van uitkering op 14 maart 2002 ten kantore van het Handelsregister te Amsterdam voor een ieder ter kennisneming neergelegd.

De vereffenaar,
E. Neri/Parlevinker B.V.

Oproeping schuldeisers

Ieder die iets te vorderen heeft van of verschuldigd is aan de onder het voorrecht van boedelbeschrijving aanvaarde nalatenschap van mevrouw **Vajaree Diets-Benjathikul**, laatst gewoond hebbende te 5831 VM Boxmeer, Lucas van Leydenstraat 22, overleden te Boxmeer op 3 november 2001, of iets daarvan onder zich heeft, wordt verzocht uiterlijk 4 april 2002 daarvan schriftelijk opgave te doen aan Melis & Teeuwen, notarissen te Boxmeer, Postbus 80, 5830 AB Boxmeer.

Tokyo Ink Holland B.V.
in liquidatie

Ingevolge artikel 2:23b, lid 4 van het Burgerlijk Wetboek is de rekening en verantwoording der vereffening van Tokyo Ink Holland B.V. in liquidatie neergelegd ten kantore van het Handelsregister gehouden door de Kamer van Koophandel en Fabrieken te Amsterdam, alsmede ten kantore van de vennootschap.

De vereffenaar

Bij mijn exploit van mij, t.k. deurwaarder, d.d. 11 maart 2002 is op verzoek van de griffier van de rechtbank te Haarlem, sector familie- en jeugdrecht, zetelende te Haarlem aan de Jansstraat 46 (bij wie een afschrift dezes verkrijgbaar is bij Dhr. G. Ganpat) aan GEORGE PATRICK VAN ZEIJL, zonder bekende woon- of verblijfplaats binnen en buiten Nederland betekend een verzoekschrift waarmede de Gemeente Heemskerk, Afdeling Sociale Zaken d.d. 25 januari 2002 zich heeft gewend tot de Rechtbank te Haarlem houdende verzoek tot vaststelling van het door gerequireerde verschuldigde verhaalsbedrag t.b.v. twee minderjarige kinderen, voorts opgeroepen om op maandag 24 JUNI TWEEDUIZENDTWEE des namiddags te 12.15 uur te verschijnen ter terechtzitting van de Rechtbank te Haarlem, alsdan en aldaar gehouden wordende in het gebouw van de Rechtbank aan de Jansstraat no. 46, teneinde alsdan en aldaar te worden gehoord omtrent voormeld verzoekschrift.

Drs. J. G. M. Dekkers
t.k. deurwaarder
Gerechtsdeurwaarderskantoor
Terhoeven & Wijers
Spaarne 72
Haarlem
Tel. 023-5310563

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the increase of the issued share capital ad NLG 513.40 (equals EUR 232.97) per August 24, 2001 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated September 6, 2001, also publicly available and a copy of which is attached to this summary.

05 ... -4 AM 7:21

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration of legal person in a commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:30-03-2000
Authorized capital	:NLG 7.500.000,00 (EUR 3.403.351,62)
Issued capital	:NLG 1.657.241,80 (EUR 752.023,54)
Paid up capital	:NLG 1.657.241,80 (EUR 752.023,54)
There are different classes of shares	:Consult the commercial register file
Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Leidsekade 98, 1017PP Amsterdam
Mailing address	:Postbus 782, 1000AT Amsterdam
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor / 2
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Israelstam, Lenard Sidney / 4

26,00 06-09-2001 Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Date and place of birth	:14-02-1936, Johannesburg, South-Africa ....
Address	:Ramat Yam 12 -32 CLIFF T, Herzlya Petuach, ... Israel ....
Date of entry into office	:01-06-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Mor, Moshe Simha / 5 ....
Date and place of birth	:13-12-1961, Haifa, Israel ....
Address	:Broadway 1945, CA 94109 San Francisco, United . States of America ....
Date of entry into office	:01-06-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Eisenstat, Albert A. / 11 ....
Date and place of birth	:20-07-1930, New York, United States of America
Address	:358 Walsh Road, CA 94027 Atherton, United ..... States of America ....
Date of entry into office	:12-04-1996 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Hoag, Jay Crandall / 12 ....
Date and place of birth	:12-05-1958, Chicago Ill., United States of .... America ....
Address	:Hamilton Avenue 855, Palo Alto CA 94301, ... United States of America ....
Date of entry into office	:25-11-1996 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Eilers, Daniel Lyle / 13 ....
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, ... United States of America ....
Date of entry into office	:30-05-1997 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Meresman, Stanley J. / 14 ....
Date and place of birth	:28-10-1946, New York City, United States of ... America ....

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00003

Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Hobbs, Clarence Dexter / 15 ....
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United ..... States of America ....
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America ....
Date of entry into office	:28-09-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

50,00 Amsterdam, 06-09-2001

M.T. THOMAS

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Changes were registered with the Dutch Trade Register by means of filing Form 16 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 16, which is a publicly available document, registered the resignation of Mr. L.S. Israelstam per July 1, 2000. The conversion of the authorized, issued and paid-up capital from Dutch guilders to Euros was also automatically registered by the Dutch Trade Register. Both of these changes are evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated January 8, 2002, which is a publicly available document and a copy of which is attached to this summary.

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:30-03-2000
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 752.023,54
Paid up capital	:EUR 752.023,54 (Capital converted into euro acc. to art. 2:178c B.W.)
There are different classes of shares	:Consult the commercial register file
Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Leidsekade 98, 1017PP Amsterdam
Mailing address	:Postbus 782, 1000AT Amsterdam
Telephone number	:020-5517555
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor / 2
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Mor, Moshe Simha / 5
Date and place of birth	:13-12-1961, Haifa, Israel

27,00 08-01-2002 Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Address	:Broadway 1945, CA 94109 San Francisco, United States of America
Date of entry into office	:01-06-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Eilers, Daniel Lyle / 13
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, United States of America
Date of entry into office	:30-05-1997
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J. / 14
Date and place of birth	:28-10-1946, New York City, United States of America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Hobbs, Clarence Dexter / 15
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United States of America
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America
Date of entry into office	:28-09-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Eolb, Lewis John / 16
Date and place of birth	:13-07-1945, Johannesburg, South-Africa
Address	:15 Carmen Street, St Ives NSW 2075, Australia
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza / 17
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00003

Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

47,00 Amsterdam, 08-01-2002

BC Bosman-Moens

B.C. BOSMAN-MOENS

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the increase of the issued share capital ad EUR 184.78 per February 8, 2002 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated March 5, 2002, which also publicly available and a copy of which is attached to this summary.

03 ... -4 AM 7:21

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:30-03-2000
Authorized capital	:EUR 3.403.351,62
Issued capital	:NLG 1.657.649,00 (EUR 752.208,32)
Paid up capital	:NLG 1.657.649,00 (EUR 752.208,32)
There are different classes of shares	:Consult the commercial register file

Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor / 2
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Mor, Moshe Simha / 5

28,00 05-03-2002 Page 00002 follows.

Date and place of birth	:13-12-1961, Haifa, Israel ....
Address	:Broadway 1945, CA 94109 San Francisco, United . States of America ....
Date of entry into office	:01-06-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Eilers, Daniel Lyle / 13 ....
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, ... United States of America ....
Date of entry into office	:30-05-1997 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Meresman, Stanley J. / 14 ....
Date and place of birth	:28-10-1946, New York City, United States of ... America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Hobbs, Clarence Dexter / 15 ....
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United ..... States of America ....
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America ....
Date of entry into office	:28-09-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John / 16 ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza / 17 ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00003

Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

48,00 Amsterdam, 05-03-2002

A. TANG - YAU

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the decrease of the issued share capital ad EUR 10,224.58 per May 14, 2002 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated July 2, 2002, also publicly available and a copy of which is attached to this summary.

NY\755544.2

03 ... -4 AM 7:21

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company) ....
Name	:SPL Worldgroup B.V. ....
Statutory seat	:Amsterdam ....
First registration in the commercial register	:06-04-1994 ....
Incorporation deed	:28-03-1994 ....
Deed of latest amendment of articles	:30-03-2000 ....
Authorized capital	:EUR 3.403.351,62 ....
Issued capital	:EUR 741.983,74 ....
Paid up capital	:EUR 741.983,74 ....
There are different classes of shares	:Consult the commercial register file ....
Other information	:See Dutch extract ....

Undertaking:	
Tradename(s)	:SPL Worldgroup B.V. ....
Address	:Teleportboulevard 140, 1043EJ Amsterdam ....
Mailing address	:Postbus 2838, 1000CV Amsterdam ....
Telephone number	:020-5405800 ....
Fax number	:020-6447011 ....
Date of establishment	:28-03-1994 ....
Description of business conducted	:See Dutch extract ....
Employees	:0 ....

Director(s):

Name	:Winer, Trevor / 2 ....
Date and place of birth	:05-04-1939, Kroonstad, South-Africa ....
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America ....
Date of entry into office	:28-03-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Mor, Moshe Simha / 5 ....
Date and place of birth	:13-12-1961, Haifa, Israel ....

29,00 02-07-2002 Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

Address	:Broadway 1945, CA 94109 San Francisco, United . States of America ....
Date of entry into office	:01-06-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Eilers, Daniel Lyle / 13 ....
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, ... United States of America ....
Date of entry into office	:30-05-1997 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Meresman, Stanley J. / 14 ....
Date and place of birth	:28-10-1946, New York City, United States of ... America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Hobbs, Clarence Dexter / 15 ....
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United ..... States of America ....
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America ....
Date of entry into office	:28-09-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John / 16 ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza / 17 ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....

20,00 02-07-2002 Page 00003 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00 Amstelveen, 02-07-2002

M. SCHWEGLER

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the increase of the issued share capital ad EUR 3,09 per June 27, 2002 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated July 9, 2002, also publicly available and an unofficial copy of which is attached to this summary.

Excerpt from the Trade Register of the Chamber of Commerce and Industry for Amsterdam

Legal entity:

Legal structure	:	Private limited liability company
Registered name	:	SPL Worldgroup B.V.
Registered office	:	Amsterdam
Date of first listing of the legal entity in any Trade Register	:	April 6, 1994
Deed of incorporation	:	March 28, 1994
Deed of most recent amendment to the Articles of Association	:	June 5, 2002
Authorised capital	:	EUR 3,403,351.62
Issued capital	:	EUR 741,987.82
Paid-up capital	:	EUR 741,987.82
There are different classes of shares	:	Consult the commercial register file
Other information	:	(Capital converted into euro in accordance with Article 2:178c Dutch Civil Code)

Company:

Trade name(s)	:	SPL Worldgroup B.V.
Business address	:	Teleportboulevard 140, 1043 EJ Amsterdam
Correspondence address	:	P.O. Box 2838, 1000 CV Amsterdam
Telephone number	:	020-5405800
Fax number	:	020-6447011
Date of establishment of the company	:	March 28, 1994
Description of business conducted	:	Holding and financing company
Number of people working in the company	:	0

Manager(s):

Name	:	Winer, Trevor / 2
Date and place of birth	:	April 5, 1939, Kroonstad, South Africa
Address	:	Homewood Drive 7142, Oakland, California 94611, United States of America
Date of taking up duties	:	March 28, 1994
Title	:	Managing Director
Representative power	:	Solely/independently authorized

Name	:	Mor, Moshe Simha / 5
Date and place of birth	:	December 13, 1961, Haifa, Israel
Address	:	Broadway 1945, CA 94109, San Francisco, United States of America

Continued on page 00002.

Date of taking up duties	:	June 1, 1994
Title	:	Managing Director
Representative power	:	Solely/independently authorized
Name	:	Eilers, Daniel Lyle / 13
Date and place of birth	:	April 3, 1955, Portland, United States of America
Address	:	Country Way 13300, CA 94022, L.Althos Hills, United States of America
Date of taking up duties	:	May 30, 1997
Title	:	Managing Director
Representative power	:	Solely/independently authorized
Name	:	Meresman, Stanley J. / 14
Date and place of birth	:	October 28, 1946, New York City, United States of America
Address	:	Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of taking up duties	:	February 9, 1998
Title	:	Managing Director
Representative power	:	Solely/independently authorized
Name	:	Hobbs, Clarence Dexter / 15
Date and place of birth	:	September 29, 1943, Indianapolis, Indiana, United States of America
Address	:	139 Lincoln Drive, Sausalito, California 94965, United States of America
Date of taking up duties	:	September 28, 2000
Title	:	Managing Director
Representative power	:	Solely/independently authorized
Name	:	Folb, Lewis John / 16
Date and place of birth	:	July 13, 1945, Johannesburg, South Africa
Address	:	15 Carmen Street, St. Ives, NSW 2075, Australia
Date of taking up duties	:	December 28, 2000
Title	:	Managing Director
Representative power	:	Solely/independently authorized
Name	:	Rotbard, Aliza / 17
Date and place of birth	:	January 12, 1946, Buenos Aires, Argentina
Address	:	Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of taking up duties	:	December 28, 2000
Title	:	Managing Director
Representative power	:	Solely/independently authorized

20,00 July 9, 2002

Continued on page 00003.

Valid only if provided with an original signature by the Chamber.

46,32

Amstelveen, July 7, 2002

Excerpt issued by

[signature]

ms. H.P. van der Loo

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the increase of the issued share capital ad EUR 54.46 per July 25, 2002 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated July 29, 2002, which is also publicly available and a copy of which is attached to this summary.

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 742.042,28
Paid up capital	:EUR 742.042,28
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract
Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor / 2
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Mor, Moshe Simha / 5
Date and place of birth	:13-12-1961, Haifa, Israel

29,00 29-07-2002 Page 00002 follows.

Address	:Broadway 1945, CA 94109 San Francisco, United States of America
Date of entry into office	:01-06-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Eilers, Daniel Lyle / 13
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, United States of America
Date of entry into office	:30-05-1997
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J. / 14
Date and place of birth	:28-10-1946, New York City, United States of America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Hobbs, Clarence Dexter / 15
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United States of America
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America
Date of entry into office	:28-09-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Folb, Lewis John / 16
Date and place of birth	:13-07-1945, Johannesburg, South-Africa
Address	:15 Carmen Street, St Ives NSW 2075, Australia
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza / 17
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00

Amstelveen, 29-07-2002

M. SCHWEGLER

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the increase of the issued share capital ad EUR 2,722.68 per September 18, 2002 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated October 1, 2002, which is also publicly available and a copy of which is attached to this summary.

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 744.764,96
Paid up capital	:EUR 744.764,96
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor / 2
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Mor, Moshe Simha / 5
Date and place of birth	:13-12-1961, Haifa, Israel

29,00 01-10-2002 Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

Address	:Broadway 1945, CA 94109 San Francisco, United . States of America ....
Date of entry into office	:01-06-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Eilers, Daniel Lyle / 13 ....
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, ... United States of America ....
Date of entry into office	:30-05-1997 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Meresman, Stanley J. / 14 ....
Date and place of birth	:28-10-1946, New York City, United States of ... America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Hobbs, Clarence Dexter / 15 ....
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United ..... States of America ....
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America ....
Date of entry into office	:28-09-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John / 16 ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza / 17 ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00003

Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00

Amsterdam, 01-10-2002

B. VAN GRONINGEN

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Notice of Annual Meeting of Shareholders and Invitation to Nominate Directors
of
SPL WorldGroup B.V.

The Annual Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the office of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, on Friday, December 28, 2001 at 10 A.M., Netherlands time.

At the meeting, the shareholders shall vote for (i) the election of directors and (ii) such other matters stated in the agenda of the meeting, which shall be provided to the shareholders prior to the meeting.

As required by Section 2.4 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement"), the shareholders of the Company are invited to nominate persons for election (or continuation) as Inside Directors and Outside Directors. Only shareholders, or a group of shareholders owning directly or indirectly 1% or more of the issued and outstanding common shares of the Company, are entitled to nominate persons for election as Directors, except for the Designated Director, who is nominated by the holders of the Series A Preferred and the Series B Preferred (collectively, the "Preferred Stock"). As of the date of this Notice, 1% of the outstanding common shares of the Company equals 120,928 shares, par value NLG 0.12 per share.

Nominations must be in writing, signed by the nominating shareholder and the person being nominated. All nominations must be received by the Company, Attention: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, no later than Wednesday, November 28, 2001. Nominations may be sent by fax to (+1) 415-974-8966. A nomination form accompanies this notice.

As defined in the Shareholders Agreement, an "Inside Director" means a director who either (i) is an employee of the Company or any of its subsidiaries; or (ii) is a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company; or (iii) has (either alone or together with other members of his family) control of, or is the spouse, parent or lineal descendant of, a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company. An "Outside Director" means a director who is not the chief executive officer of the Company, an Inside Director or the Designated Director. In accordance with the Shareholders Agreement, a Shareholder may not nominate or join in nominating more than two persons for election as Inside Directors, nor more than one person for election as an Outside Director.

A list of the director nominees and a detailed agenda of the matters to be considered at the meeting will be sent to each shareholder at least 15 days prior to the meeting. The agenda will be accompanied by a proxy form for the convenience of those shareholders that do not plan on attending the meeting.

Dated: November 8, 2001

Richard Zolezzi
Senior Vice President and General Counsel

Annual Meeting
of
Shareholders of SPL WorldGroup B.V.

To be held on December 28, 2001

NOMINATION OF DIRECTORS

We hereby nominate the following candidate(s) for election (or continuation) to the Board of SPL WorldGroup B.V.:

	Name of Inside Director Candidate(s)	Signature of Candidate(s)
1.		
2.		

	Name of Outside Director Candidate	Signature of Candidate
1.		

Nominated by: ______________________________

Signature: ______________________________

______________________________ ______________________________

______________________________ ______________________________

______________________________ ______________________________

______________________________ ______________________________

______________________________ ______________________________

______________________________ ______________________________

Note: Nominations are to be sent to: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, for receipt no later than Wednesday, November 28, 2001. Fax no. (+1) 415-974-8966. If difficulties are experienced with the fax transmission, please call (+1) 415-357-4767.

Notice of Annual Meeting of Shareholders and Invitation to Nominate Directors
of
SPL WorldGroup B.V.

The Annual Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the office of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, on Tuesday, April 15, 2003 at 10 A.M., Netherlands time.

At the meeting, the Shareholders shall vote for (i) the election of directors; and (ii) such other matters stated in the Agenda of the meeting, which shall be provided to the Shareholders prior to the meeting.

As required by Section 2.4 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement"), the Shareholders of the Company are invited to nominate persons for election (or continuation) as Inside Directors and Outside Directors. Only Shareholders, or a group of Shareholders owning directly or indirectly 1% or more of the issued and outstanding common shares of the Company, are entitled to nominate persons for election as Directors, except for the Designated Director, who is nominated by the holders of the Series A Preferred and the Series B Preferred (collectively, the "Preferred Stock"). As of the date of this Notice, 1% of the outstanding common shares of the Company equals 119,594 shares, par value NLG 0.12 per share.

Nominations must be in writing, signed by the nominating Shareholder and the person being nominated. All nominations must be received by the Company, Attention: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, no later than Monday, March 17, 2003. Nominations may be sent by fax to (+1) 415-974-8966. A nomination form accompanies this Notice.

As defined in the Shareholders Agreement, an "Inside Director" means a director who either (i) is an employee of the Company or any of its subsidiaries; or (ii) is a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company; or (iii) has (either alone or together with other members of his family) control of, or is the spouse, parent or lineal descendant of, a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company. An "Outside Director" means a director who is not the chief executive officer of the Company, an Inside Director or the Designated Director. In accordance with the Shareholders Agreement, a Shareholder may not nominate or join in nominating more than two persons for election as Inside Directors, nor more than one person for election as an Outside Director.

A list of the director nominees and a detailed agenda of the matters to be considered at the meeting will be sent to each Shareholder at least 15 days prior to the meeting. The Agenda will be accompanied by a proxy form for the convenience of those Shareholders that do not plan on attending the meeting.

Dated: February 25, 2003

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel

Annual Meeting
of
Shareholders of SPL WorldGroup B.V.

To be held on April 15, 2003

NOMINATION OF DIRECTORS

We hereby nominate the following candidate(s) for election (or continuation) to the Board of SPL WorldGroup B.V.:

	Name of Inside Director Candidate(s)	Signature of Candidate(s)
1.		
2.		

	Name of Outside Director Candidate	Signature of Candidate
1.		

Nominated by: ______________________ **Signature:** ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

Note: Nominations are to be sent to: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, for receipt no later than Monday, March 17, 2003. Fax no. (+1) 415-974-8966. If difficulties are experienced with the fax transmission, please call (+1) 415-357-4767.

SPL WorldGroup B.V.

Report to Shareholders
February 25, 2003

Dear Shareholder:

This letter is to provide you an update of certain important events at SPL WorldGroup and a review of our financial highlights for the fiscal year ending December 31, 2002. As described below, we are very pleased to report that we exceeded our profitability target for the year—even in the face of the continued global economic slump—on strong revenues that fell just short of our target.

Financial Summary

Our normal year-end audit will be conducted in April by our outside auditors, Ernst & Young, and we expect our Annual Report to be ready shortly thereafter. In the interim, we are pleased to report the following unaudited consolidated results. For the year ended December 31, 2002, our revenues were US $107.5 million, generating net income of US $5.1 million, or 31 cents per share. This represents strong revenue growth over the prior twelve months of 16%. License and maintenance revenues grew by 41% and 37%, respectively, from the prior year, with service revenue growing by 7%. Operating margin for the current year was 6.7%, a half percentage point higher than our budgeted operating margin of 6.2%. Cash on hand at the close of 2002 was US $36.3 million, substantially equal to that of the prior year. Cash on hand was flat due to some significant billings at year-end that were collected in January 2003.

During 2002, we signed sixteen software license transactions, consisting of five new customers licensing our CorDaptix product, five new customers licensing our PeopleSoft CIS product, and six existing customers expanding their use of either CorDaptix or CI*S* ***PL***US. Our new customers covered four different countries: the U.S., the U.K., Australia, and our first entry into the Brazilian market. We also entered the new vertical market of Financial Services by licensing our product to our first US financial institution.

Global headcount of the Company across all divisions and subsidiaries is 715 compared to 645 at the beginning of 2002. Our current employee base is roughly divided 55% in the Americas, 15% in EMEA (Europe, Middle East and Africa), and 35% in Asia Pacific, which includes Australia.

While we performed well relative to budget and in light of market conditions, we need to be cognizant that IT spending remains down in the global economy and even utility companies, the main market for our products and services, are under increasing pressure to reduce IT spending. As we enter our current fiscal year, we need to continue to contain costs and monitor very closely the sales we expect to close in the period.

CEO Initiatives for CY 02

Last year I established four strategic initiatives to address the growth and positioning of our Company:

<u>Knowledge Management:</u>
During the past year, I appointed Gavin Bunshaw, our managing director in Australia, to undertake the extremely important tasks of harnessing the areas of knowledge that we call upon to execute our business, and of developing a platform to make that knowledge available for our people globally. That effort has spanned each practice area and is now being rolled out in our internal information portal known as MySPL.com. Time and again we have come to realize that a key strength of SPL is its global presence and our accumulated knowledge of doing business globally. MySPL.com will allow all of our business units to quickly and efficiently locate the knowledge and resources they need in their daily projects.

Customer Satisfaction:
Customer satisfaction is central to all our offerings and is the key to our continued good reputation, follow-on business and new sales. Prospective customers invariably interview our customer base and request site visits to see our products and services first-hand. As our projects have grown in complexity and size, and as we work more often with systems integrators or consultants hired by the customer, we have recognized the need to institutionalize customer satisfaction. As part of this effort, we initiated a program to survey our customers regularly during the course of our projects. We involve an outside survey organization to better insure that the survey results are comprehensive and consistent across the various stages of the projects and the geographies involved. The results of these customer satisfaction surveys directly impact the incentive compensation of managers and employees involved in customer-facing roles.

Training:
To meet and exceed the training needs and expectations of SPL's clients and partners worldwide, we have invested in the development of the training infrastructure and offerings, including CorDaptix partner certification programs, to effectively position SPL as a best-of-breed product company. Our new VP of Training, Conrad Metcalfe, has led the initiative to improve our training and knowledge transfer methodologies and significantly expand professional training offerings to our system integrator partners and clients. This initiative, formally implemented in the latter half of 2002, is already generating revenue and is well received by our customers and partners.

Communication:
Over the past year, I have asked our human resources group to work closely with me to improve our internal communications and empower each employee to understand our Company's direction and goals. Highlights for the year have been a series of informational web casts I have made to each SPL office, roundtable discussions I have hosted in each of our principal offices to distill and capture from our longstanding employees the core values that have always distinguished SPL, and internal databases and newsletters made available to keep our employees apprised of local and regional SPL events.

Recent Project Implementations

I am pleased to report that SPL had an unprecedented number of project implementations in the second half of the fiscal year. We implemented nine projects, including our project for Eskom in South Africa and for Pacific Gas & Electric in California. PG&E, California's largest utility, went live with CorDaptix to service its over 10 million customers. PG&E retained SPL to develop its customer management system after PG&E was unsuccessful with two prior vendors. Over the course of the last few years, we have worked very closely with PG&E to develop the functionality it needed for the deregulated market in California. Rather than switch on the system in a phased approach for its various tiers of customers, PG&E had the confidence to switch over to CorDaptix in one "big bang" event for its full customer base. Unbeknownst to everyone at the time, the trouble order functionality of the system would be put to the ultimate test a few days after the system went live as Northern California suffered widespread power outages from a massive storm that left hundreds of thousands of people without power in the days approaching Christmas. CorDaptix performed very well.

Annual General Meeting of Shareholders and Election of Directors

We are giving advance notice that the Annual General Meeting of Shareholders ("AGM") will be held on April 15, 2003. Official notice of the AGM will be distributed before March 1. This will be an important meeting because two of our directors, Daniel Eilers and Moshe Mor, will not be standing for re-election. In anticipation of the decision of Dan and Moshe to resign from the Board, the Board instituted a search last year to identify strong candidates that would round out and compliment the skills and business experience of the remaining existing Board and help us as we broaden our business focus. I am very happy to report that

the Board identified two such candidates, Jean-Claude Gruffat and Roger Peirce, and has unanimously nominated them to stand for election at the upcoming AGM. Jean-Claude is the head of Citibank in France and is responsible for the bank's relationship with its French customers worldwide and their multinational affiliates. Roger is also a seasoned executive. He was the Chief Operating Officer of VISA until he joined First Data Corporation in 1994. At FDC, he was responsible for its merchant billing operations with over 5,500 employees and pre-tax profit of US $275 million. Jean-Claude's and Roger's resumes are attached for your information.

Challenges

It is important that I mention certain of the challenges facing our industry and SPL as we enter the current fiscal year. While the global economy has been suffering for the past few years, it was not until last year that the financial troubles of the utility sector started appearing in the daily newspapers. Each individual case is perhaps a bit different, whether the troubles stemmed from deregulation, energy trading losses, fraud, or simply financial pressure from a poor economy. In any event, these troubles put downward pressure on IT spending by our principal market. At the same time, competition for the available IT projects remains intense and our competitors for the major projects are all companies larger than SPL. These pressures will require us to monitor our expected sales closely and be ready to adjust our business if the market continues to falter.

The necessary expansion of our business into non-English speaking countries requires more resources and presents particular issues. Our current principal market is the global utility industry. A benefit of having business in various countries has been that we are able to exploit more vibrant markets during periods when other markets may be experiencing slower growth. This has been particularly true since the US utility market began its slowdown prior to the European market. Starting with our significant project for EDF (Electricité de France) a few years ago, we have increasingly found ourselves bidding on projects in non-English speaking countries. In fact, in our utility practice, we are currently working on such projects in France, Brazil and the Netherlands, and are bidding on projects in other countries, including China (Hong Kong) and Italy. Each new country requires significant R&D effort to address local country requirements and the additional expense to translate the product and the product documentation for clients in non-English speaking countries. As we know from our experience in France, implementing a project in a non-English speaking country is more complex and requires us to be more reliant on local systems integrators who have the local presence and language skills to facilitate the implementation. In spite of these challenges, we cannot be captive to one geographic market or to only an English-speaking world. Therefore, we believe we must continue to dedicate the necessary resources to effectively expand in these markets.

Our ability to expand our business outside of the utility sector remains a goal and a challenge. The global utility market is a large market but competitive pressures and the sluggish economy effectively reduce the portion of the market that we believe we can capture. We know our product can be adapted for use outside of the traditional utility sector. We count as our clients Waste Management, Inc., the largest waste company in the world, and a major Virginia-based US financial institution that is implementing CorDaptix to handle its credit and collections billing. Although only a small part of our business is currently outside of the utility sector, we intend to continue to look to other global industries, including financial services, as a way to expand our business.

Management: Appointments and Moves

Robert Brnilovich joined SPL on December 1, 2002 as Senior Vice President, Global Professional Services. Bob is a veteran of Price Waterhouse and Bearing Point (formerly KPMG Consulting) where he headed Bearing Point's global utility practice. Bob has taken over responsibility for all professional services at SPL, which includes our global delivery organization, the account management team, our new training organization, and our management consulting services provided through our TransFormance division. We

are also pleased to announce that Jim Reardon, a longstanding SPL'er and utility industry executive, has been appointed to handle global account management. Other additions to the senior management team include Conrad Metcalfe, who joined SPL in October 2002 as the Vice President of Training. Finally, we welcome back to SPL Yehiel Schindelhaim who takes over for Aya Zucker as the new project manager for our on-going work at PG&E. Yehiel was a key member of SPL USA at the time of the formation of SPL WorldGroup in 1994.

Alliances

We continue to establish alliances with the major global systems integration firms. Currently, American Management Systems, Deloitte Consulting, Cap Gemini Ernst & Young, IBM, NCS (Singapore) and Nihon Unisys Limited (Japan) have joined our Implementation Partner Alliance program. As alliance partners, they are encouraged to source business for SPL and to develop their own technical and business expertise around our CorDaptix solution.

Geographic Expansion and Alignment

In a sign that we have come full circle from the Company's roots in South Africa, we opened a South African subsidiary last year in connection with our work for Eskom. Eskom is South Africa's electric utility and the largest utility in Africa. The subsidiary is focused on delivering the Eskom project, but will also be important as we attempt to broaden our work in South Africa, including work that we are currently bidding on for the City of Durban. We are also expanding our current facilities in Melbourne, Paris and Manila.

In addition, we are aligning the direction of our offices to optimize use of our resources. For example, given the significant cost advantages of our Manila office, we are directing more software development projects to it. Our Manila staff has always provided excellent assistance on our CorDaptix implementation projects around the world and we expect to increase that participation. Similarly, we are expanding our Paris office to better address our existing work in Europe and to allow us to staff our European efforts with more local expertise. Increasingly, we will look to all of our offices to drive optimization of our business.

Investor Relations

We invite you to contact us if we can address any questions or comments you may have. Please contact us at <investor_relations@splwg.com> or feel free to call me directly at my Morristown office +1 973 451-4238.

Personal regards,

/s/ CD Hobbs
CD Hobbs
Chairman and CEO

Attachments

Jean-Claude Gruffat
8, Avenue de Lowendal – 75007 –Paris

Sept 1998	Citibank Paris – Country Corporate Officer and Market Manager France
March 1996-July 1998	Executive Vice President, Member of the Executive Committee Chairman Asia Pacific, Credit Agricole Indosuez Implementing the integration of the bank's operations and securities activities (Indosuez WI Carr) in 19 Asian countries. Developing and origination capability in debt and equity in the main financial centres of Tokyo, Hong Kong and Singapore; successfully negotiated major divestitures including the sale of a minority ownership in Multi-Purpose Bank Bhd in Malaysia. Also non-executive Chairman of Suez Asia Holdings, managing a pool of US$200 million of pre-IPOs, unlisted investments.
July 1994-March 1996	Global Head Indosuez Capital, based in Paris, France In charge of emerging markets, (Brazil, Mexico, Russia, former Yugoslavia), equity product line worldwide (WI Carr and Cheuvreux de Virieu) and leveraged financing (LBOs) in the US market. Worked on several major privatizations in France : Pechiney, Usinor-Sacilor, Seita…
Oct 1987-July 1994	Senior Regional Officer of North America with residence in New York; Turned a traditional foreign banking unit into a highly focused and profitable capital market operation. Recruited talented professionals from major Wall Street firms and negotiated their compensation packages. For two successive years, 1992 to 1994, also served as chairman of the Institute of International Bankers, the foreign banks association in the USA. Monitored and developed high level contacts with Treasury officials, leaders in Congress in banking and financing, MOF, and

top level executives at major financial institutions in the US, Europe and Asia.

June 1983-Oct 1987	Regional Executive for Greater China (Hong Kong, PRC and Taiwan) in charge of several branches' operations with residence in Hong Kong.
	Opened the second foreign bank branch in the PRC Shenzhen special economic zone – after conducting extensive negotiations with the regulatory authorities in Beijing (1985).
	From 1985 to 1987 also in charge of investment banking and capital market (Indosuez Asia) for Asia; loan syndications, corporate finance, direct investments.
	Initiated in 1986 the acquisition by Indosuez of WI Carr, one of the major equity brokers specialized in the Asian markets, also advised a major French group – Lyonnaise des Eaux – on their purchase of 38% of Electricity of Macao.
Sept 1973 to May 1983	Various assignments overseas, Thailand and Saudi Arabia for Banque Indosuez including positions in loans, treasury and foreign exchange, financial control, branch operations and general management.
	High level contact still maintained in Saudi Arabia, Lebanon and Thailand, both in public as well as private sectors.
Education	PhD in Public Law, Lyon France 1972 Thesis (highest honours) on "Conflicts of Interest for Members of Parliament in French public law"
	Masters in Political Science, Lyon France Stanford Executive Program, GSB Stanford Palo Alto CA Summer of 1987.
Personal	Born on November 6, 1944 in Lyon France. French national with US permanent resident status. Married with two children, one working in the USA and the other one in the UK.
	Distance runner. NYC Marathon finisher in 1991 and 1992.

Roger L. Peirce
12008 Emerald Hill Lane
Los Altos Hills, Ca 94022
(650) 941-6612 or (650) 941-6613 (fax)
rpeirce@pacbell.net (e-mail)

Personal:

I've been married 33 years, have two adult daughters, and have lived in the south bay area since 1959, except for a three-year assignment in Monterey. I'm 60 years old. My avocations include flying (I own a CESSNA T210 and have held a pilot's license since 1965 with an instrument rating), golfing (I took it up nine years ago and have become addicted), and, skiing.

Formal Education:

Attended San Jose State University for four years, graduating in 1963 with a BA in mathematics. I also attended some graduate level courses at IBM's Systems Research Institute.

Professional:

IBM (1963 to 1981) - Immediately after graduating from college in 1963, I began a career with IBM as a systems engineer working out of their San Jose sales office. During each of the first four years, I received awards to attend the annual recognition event for system engineers. In 1968 I became a commissioned salesman and achieved 100% of quota in every year thereafter for thirteen years. During that time until early 1981, I performed in various commissioned sales roles, with my last assignment being that of the national account manager for Visa.

While assigned to Visa, at Visa's insistence, I managed all IBM resources for several large development contracts to build Visa's global systems. In late 1980, the CEO of Visa approached me to leave IBM and work for Visa.

Visa (1981 to 1994) - I began my career at Visa as a manager of software development. In 1982, I took over all of systems development reporting to the CEO. In 1985, I took over the entire systems function including operations. In 1986, the risk control function was added to my responsibilities. In 1987, sales marketing and advertising was added. In 1989, my title was formalized into that of Chief Operating Officer. In

1991, Visa International and Visa USA separated, with individual employees no longer able to hold dual titles and roles. The CEO insisted that I go with him into Visa International, consequently, some of my USA duties were relinquished. The COO role was eliminated and never replaced. Instead, my responsibility for oversight and global continuity was defined by my appointment to the five Visa Regional Boards. Other than the CEO, I was the only employee who was on all the Visa Boards.

It probably goes without saying but during my 13 years at Visa, I played a significant role in guiding Visa from relative insignificance into its current position as a global consumer payments force.

First Data (1994 to June 1998) - First Data approached me while at Visa, after we developed several marketing efforts together. I accepted their offer to become president of a business unit and began in January 1994. During my 4+ years at FDC, I managed their merchant processing business from approximately $100mm in annual sales to $1bn. The First Data Merchant Services organization is now the largest single business unit in FDC, representing almost 25% of the company. I had 5500 employees and pre-tax profits in excess of $275mm.

In addition to the merchant business, my team developed a bill payment/bill presentment business, that was ultimately sold for $1bn. We also developed the U$A Value Exchange (U$SAVE), a targeted marketing approach using credit card customers' purchase history.

With my business unit processing one out of every two Visa and MasterCard transactions in the US, FDC became a significant force in shaping the emergence of electronic commerce and the evolution of electronic payment systems.

In early 1998, FDC went through a reorganization and consolidation effort. I elected to retire. FDC asked that I assist FDC in restructuring and relocating my functions. These activities completed in June 1998.

U. S. Wireless Data (August 1998 to March 1999) - USWD was one of the companies of which I was a Director. The Board asked that I take over management of the company and assume the roles of Chairman and CEO. My task was to redirect the company and get it on a solid footing. I committed to the Board that I could spend no more than one year at this

assignment. After six months, I had changed the strategy and redirected the company. I reduced the burn rate and established several strategic relationships with industry leaders. It became apparent, however, that the company would require a greater commitment over time than I was willing to give and I resigned.

Board Affiliations:

At present, I am on several Boards, which are described below:

- **Global Reach Internet Communications (GRIC) -** This company provides the mechanisms for the customers of one organization to use the internet facilities of another organization. A typical example of this is when the customers of one ISP roam and use the local calling numbers of another ISP (i.e. global roaming). GRIC became a public company, launching a successful IPO in December 1999. I am the Chairman of this company.
- **IndiVos -** This startup company holds the patents on and provides the processes to support the use of biometrics as a substitute for account numbers. The primary applications of this process are in the payments sector and in frequency and loyalty programs where a unique relationship between the consumer and his account exists. I am the Chairman of this company.
- **BeXcom -** This company has developed services to facilitate business-to-business e-commerce. It's international scope and its linkage to banks for integrated financial services related to B to B e-commerce, gives it competitive differentiation. It is a Singapore based startup company.
- **First Web Bank -** This startup company consists of a licensed bank and a set of products and services that make it easier for Internet companies to gain access to and use banking functions not available directly to non-banks. I am a founder and Chairman of the Executive Committee.
- **Xoriant -** At present this company provides programmers to companies in need of Internet skills. Its business plan calls for expansion beyond that of sourcing and into more comprehensive Internet systems development activities. It is a profitable, private company with significant revenues.
- **ValueCentric Marketing Group -** This is a startup company with expertise and systems to support value-based targeted marketing programs for merchants.

Annual General Meeting
of
Shareholders of SPL WorldGroup B.V.
December 28, 2001
Documentation Enclosures

The following documents relevant to the above Meeting are attached:

1. CEO Report to Shareholders.

2. Notice and Agenda.

3. Notice of Director Nominations.

4. Pre-Meeting Voting Form and Table of persons nominated for election as directors. Only common stock shareholders who are parties to the Amended and Restated Preferred and Common Stock Shareholders Agreement participate in the pre-meeting election. Only those persons should use the Pre-Meeting Voting Form and should fax it as indicated to reach the fax address shown on the form not later than midnight in Amsterdam on December 27, 2001.

5. PROXY. The Proxy should be completed and faxed as indicated to reach the fax address shown on the Proxy not later than midnight in Amsterdam on December 27, 2001.

6. Audited Financial Statements for the fiscal year ended June 30, 2001.

7. Recent Press Releases.

Dated: December 7, 2001

SPL WorldGroup B.V.

Report to Shareholders
December 7, 2001

Dear Shareholder:

As we come upon our next Annual General Meeting of Shareholders ("AGM") on December 28, 2001, I am pleased to provide you with this latest Shareholder Letter and share with you some of the principal events over the past few months.

Financial Summary

The audited financial statements of the Company for the fiscal period ending June 30, 2001 are included with the shareholder materials that accompany this letter. June 30, 2001 marked the end of our first full year following the demerger transaction where we spun-off our general consulting business now known as WorldGroup Consulting, and our non-CIS Israeli operations, now known as SPL Software. It is also the year in which we have continued our focus to fully productize our customer management and billing solution: CorDaptix™.

We are pleased to announce that our fiscal year 2001 revenue was US $87.4 million, representing a 32% increase in revenue over the prior year. The Company's operating loss was US $1.9 million, while our net loss was US $344,000. At the start of FY01, we anticipated a loss somewhat larger than our results indicate, thus we consider FY01 a solid transition year for SPL. We invested heavily in product development, geographic expansion, and marketing, each program yielding significant benefit to our market presence and penetration and market recognition for our extraordinary product. Given the general economic slow down that depressed world markets in the early spring of 2001, we finished the year ahead of plan and with a strong and profitable fourth quarter ended June 30th.

Notwithstanding the continued deterioration in the global economy, and particularly in the once high-flying tech sector, we are pleased to report that our utility customer base has faired well in the downturn, showing consistent demand for our services and products, allowing us to finish our first quarter ending September 30, 2001 profitable and ahead of plan. The Company entered the second quarter of FY02 with signed transactions covering approximately 75% of our forecast revenue for FY02. Of course, we have to temper these results to date in light of the continued economic and political uncertainty that can directly affect our clients and our business. Mindful of these uncertainties, we have trimmed our operating costs below plan and even reduced overall headcount by 4% prior to the end of the fiscal year. Staff reductions were mild compared to industry standards and were centered in non-strategic areas to protect what we believe is our core competitive advantage. Finally, in any period of economic uncertainty, it is critically important to monitor cash on hand. As of November 30, 2001, we have cash on hand of over US $32 million, an increase of approximately US $9 million over our June 30, 2001 balance.

Business Focus

Our business focus has been to capitalize on the long-standing technical excellence of our systems and people to access ever higher and more strategic clients in the utility and related fields. Currently, SPL is the only customer information and management system vendor that counts any of the world's top ten utilities as its customer. In fact, currently we have four of the top ten utilities as our customers. All of the others in the top ten use proprietary systems that they have developed in-house. Our marketing efforts also include

greater cooperation with large systems integrators. Often as we market ourselves to large utilities and in strategic sales, it is important to work closely with the systems integrators and other strategic product vendors to offer a more comprehensive solution to the client's needs. Over the past year, we have developed close contacts with entities such as Accenture, Logica, Cap Gemini Ernst & Young, and Siebel. We have been pleased to date with these relationships and we expect to expand them. We are also exploring other related vertical industries that can benefit from our technology. In July, we added Waste Management, Inc., the largest waste company in the world, as a client for our customer management solution, immediately validating our product's viability in that sector.

We now have installed systems in the US, Canada, Australia, the UK, France, and the Netherlands. Also, reflecting the early roots of SPL, we are in the early stages of implementing a system for ESKOM in South Africa--Africa's largest utility and the sixth largest utility in the world. We are seeing strong activity in Europe, not only from new clients, but also with follow on work with existing clients such as Electricité de France. Similarly, Australia has been very active with follow on work for our various utility customers. Our Australian operations have also been active, lending support to our other regions and exploring further business opportunities in Asia. A less bright spot has been North American sales where I feel we have suffered from the slower economy but also from a poorly focused sales force. While we continue to win projects in the US, I have not been happy with our progress relative to the vast size of the market. We are increasing our attention to the market and I am hopeful this will lead to improvement.

New Management Appointments

I am excited to announce a few managerial changes that I believe will allow us to better address our markets. We are blessed with very talented managers who have not been afraid to excel with our changing business needs. Dave Mulit, formerly in charge of Global Delivery, was recently promoted to Chief Operating Officer. As COO, Dave will oversee Global Sales, Global Delivery and Human Resources. Dave joined SPL over five years ago after a long career with one of our major utility customers, PG&E. I am also pleased to announce that Peter Thomas has joined us as the new head of Global Sales, reporting to Dave Mulit. Peter is a seasoned sales executive in the utility field. Most recently, he was head of USA sales for the META Group. Finally, Guerry Waters, who heads Product Strategy, has taken on the additional responsibility of Chief Technology Officer. Guerry fulfilled this assignment for Southern Companies, a major global utility based in the US. We have a strong group of senior managers who have spent a large part of their careers working directly in the utility industry. This subject matter expertise, I believe, has been an important selling point for SPL as utility customers entrust to us their mission critical customer management needs.

Marketing Update

Our marketing department continues to do an excellent job of showcasing our CorDaptix™ product, informing the industry of our successes, and shaping our messages to communicate clearly with our target markets. Over the past year, SPL's profile has risen in the market. We are often contacted by the trade press to contribute articles on the direction of the industry and to participate in speaking engagements at industry conferences and panels. I am sending to you with this letter a collection of recent press releases and industry articles to share with you the strength of our Marketing group.

Financing News

Over the course of the last few months, we have been working with Bear Stearns & Co., a large investment bank, to explore a possible financing transaction for the Company. The goal of the financing would be to provide additional working capital for the Company and certain liquidity for our existing shareholders. Bear Stearns has identified a list of possible funding sources and, in conjunction with SPL senior management, has

been discussing the financing with them. All discussions to date have been preliminary and have focused mainly on the financial condition, business and markets of the Company.

While our business results to date have remained healthy, the weak economy and the uncertain global political climate have seriously dampened financing activity and the valuations of investment targets. Bear Stearns' research indicates that market valuations have decreased up to 30-35% since the dot-com implosion and the September 11th terrorist attack on the United States. The strength of our market penetration, the quality of our product, and the depth and stability of management and our Board have been important points in Bear Stearns' discussions with the investment community. We continue to see strong interest on the part of potential investors, but the process of due diligence and scrutiny of potential investments is very slow and thorough compared to a year ago. We would welcome a proposal for the re-capitalization of SPL WorldGroup and hope to be able to report to the shareholders a proposal in the near future. However, both the value of an offer and the timing are unpredictable in the current market. Your Board and management are poised to act should an offer be made. Any such re-capitalization would require shareholder approval, so you will be quick to know if a tangible opportunity presents itself for your consideration and decision. In the meantime, based on our current results, we believe we are well positioned even if a financing is delayed.

Continuity of The Board

As I referred to above, I believe the current SPL management team and Board is a strong combination that has served us well over the past year. I strongly believe that it is important for SPL to maintain continuity of our board as we face the continuing business challenges and the concerns of possible investors for continuity in our business. In particular, our outside, independent Board members are a precious commodity. Board turnover will be closely scrutinized by any new investor. Board turnover is seen as a red flag when a financing is under consideration. For this reason, I have recommended and the Board has unanimously endorsed the current full Board for re-election at the upcoming AGM. I request that you, the shareholders, support this nomination and vote to re-elect the current full Board.

Investor Relations

Finally, we have been pleased with the increased communications we have had with shareholders over the past year, both through the periodic reports as well as from direct inquiries. We invite you to contact us if we can address any questions or comments you may have. Please contact us at investor_relations@splwg.com or feel free to call me directly at my Morristown office +1 973 451-4238.

Personal regards,

CD Hobbs
Chairman and CEO

NOTICE AND AGENDA

Annual General Meeting of Shareholders
of
SPL WorldGroup B.V.
December 28, 2001

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, on Friday, December 28, 2001. The Meeting of the Preferred Stock shall be held at 9:30 A.M. and the Meeting of all Shareholders shall be held at 10:00 A.M., Netherlands Time.

The following matters will be presented for vote by the shareholders of the Company at the meeting:

1. Election of two Inside Directors.

2. Election of three Outside Directors.

3. Re-election of Moshe Mor as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company.

4. Re-election of CD Hobbs, the Chief Executive Officer of the Company, as a Director.

5. To approve the compensation of those members of the Board of Managing Directors who received compensation in their roles as a Director of the Company, as more fully explained below.

6. Approval of the proposed profit allocation for fiscal year 2001 between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company in accordance with the Company's Articles of Incorporation. Based on Article 24, the Series A Preferred Stock is entitled to a profit allocation of US $489,000, payment of which is deferred until conversion of the Series A Preferred Stock.

7. Adoption of the audited financial statements of the Company for the fiscal year ended June 30, 2001.

8. Cancellation of a total of 187,767 shares of the Company's Series B common shares repurchased, or to be repurchased, by the Company from the following shareholders: Bruce W. Bourne (58,826 shares); Daan Mare (38,110); STC International Limited, as trustee of the Chaz Trust (50,831 shares); and Say Han Tan (40,000 shares).

9. Authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the abovementioned cancellation of Series B common shares.

Further Information

Director Nominations

Eight persons have been nominated to fill the seven available positions on the Board of Directors. To maintain consistency in the management of the Company, the Board recommended that each of the existing members of the Board be nominated to stand for re-election, which members are: Daniel Eilers, Lewis Folb, CD Hobbs, Stanley Meresman, Moshe Mor, Alicia Rotbard and Trevor Winer.

Director Compensation

Under Article 17 of the Company's Articles of Incorporation, the remuneration of the directors, other than the managing director who is the Chief Executive Officer of the Company, is to be approved by the shareholders. The remuneration of the Chief Executive Officer is recommended to the full Board of Directors by the Compensation Committee, which is comprised of the three Outside Directors.

Subject to approval by the shareholders at the shareholders meeting, the Board of Directors has recommended that as total compensation for calendar year 2002: (i) Outside Directors receive an option grant of 15,000 shares of the Company's common stock (representing a reduction of 10,000 shares per Outside Director over calendar year 2001 compensation); and (ii) Inside Directors receive an option grant of 7,500 shares of the Company's common stock (representing a reduction of 5,000 shares per Inside Director over calendar year 2001 compensation). The Designated Director of the Preferred Stock does not receive compensation for serving as a Director of the Company. Currently, the fair market value of the common stock of the Company, as determined by the Board of Directors, remains U.S. $4.20 per share, which would be the exercise price of the options.

Dated: December 7, 2001

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

Notice of Director Nominations
for the
Annual General Meeting of Shareholders of
SPL WorldGroup B.V.
December 28, 2001

The nominees for election (or continuation in office) to the Board of Directors of SPL WorldGroup B.V. are listed below. Eight individuals have been nominated for the seven available positions on the Board of Directors. The current Board of Directors has nominated each of the existing Board members to stand for re-election.

Board's Recommended Slate

Daniel L. Eilers
Lewis Folb
CD Hobbs
Stanley J. Meresman
Moshe Mor
Alicia Rotbard
Trevor Winer

Other Nominee

Shaul Ashkenazi

Common stock shareholders of the Company who are parties to the Amended and Restated Preferred and Common Stock Shareholders Agreement of the Company dated as of July 1, 2000 (the "Shareholders Agreement") are required to participate in a pre-meeting vote to select the directors of the Company under the special cumulative voting procedure provided in the Shareholders Agreement. The attached Pre-Meeting Voting Form lists the persons who have been nominated for election as Inside Directors and Outside Directors of the Company pursuant to Section 2.4.2 of the Shareholders Agreement.

According to Section 2.4.5 of the Shareholders Agreement, a pre-meeting vote is to be submitted in writing to the Company prior to the Annual General Meeting of Shareholders to determine the two persons from the Inside Director nominees and the three persons from the Outside Director nominees listed on the attached Pre-Meeting Voting Form, who are to be formally voted as the Inside Directors and Outside Directors, respectively, at the Annual General Meeting of Shareholders. Under the pre-meeting voting process, each Direct Shareholder or Indirect Shareholder, as defined in the Shareholders Agreement, who is a party to the Shareholders Agreement, shall have the number of votes equal to two times the number of common shares held by the shareholder with respect to voting to elect the Inside Directors, and three times the number of common shares held by the shareholder with respect to voting to elect the Outside Directors. Shareholders can vote their entire number of votes for any one nominee listed in the attached Pre-Meeting Voting Form or allocate their total number of votes in any manner to one or more of the above nominees.

The Pre-Meeting Voting Form should be submitted to Mr. John Paans of Baker & McKenzie, Amsterdam (fax no. +31-20-620-7475) who is acting as proxy with respect to the pre-meeting vote and the Annual General Meeting of Shareholders. The Pre-Meeting Voting Form, which is attached to this notice, should be faxed to Mr. Paans no later than December 27, 2001.

The two Inside Director candidates with the highest number of votes will be elected as Inside Directors, and the three Outside Director candidates with the highest number of votes will be elected as Outside Directors.

Dated: December 7, 2001

/s/ Richard V. Zolezzi

Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

Please fax this form when completed **but not later than December 27, 2001:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PRE-MEETING VOTING FORM
(FOR USE ONLY BY COMMON STOCK SHAREHOLDERS WHO ARE PARTIES TO THE AMENDED AND RESTATED PREFERRED AND COMMON STOCK SHAREHOLDERS AGREEMENT)
for Election of Directors at the Annual General Meeting of Shareholders
of SPL WorldGroup B.V.
December 28, 2001

Name of Shareholder:________________________________ No. of Shares Owned:_________

ELECTION OF INSIDE DIRECTOR*
No. of Votes (2 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Inside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Lewis Folb	
2.	Trevor Winer	
	Total:	

The total number of votes cast should not exceed two times the number of shares held by the shareholder.

ELECTION OF OUTSIDE DIRECTOR**
Management of the Company recommends the election Mr. Eilers, Mr. Meresman and Ms. Rotbard.

No. of Votes (3 x No. of Shares Owned): _________

The undersigned casts the following number of votes for one or more of the following nominees as Outside Directors of SPL WorldGroup B.V.

Ref.	Name of Nominee	No. of Votes Cast
1.	Shaul Ashkenazi	
2.	Daniel L. Eilers	
3.	Stanley J. Meresman	
4.	Alicia Rotbard	
	Total:	

The total number of votes cast should not exceed three times the number of shares held by the shareholder.

Dated: December ___, 2001 ________________________________
signature of shareholder

____
name of shareholder

Note:

Pre-Meeting Voting Form-122801-0

***Voting For Inside Directors:** Given that there are only two nominees for the two available positions of Inside Director, any nominee for Inside Director that receives votes shall be elected as an Inside Director.

****Voting For Outside Directors:** When voting in this election for Outside Directors, each shareholder has three votes for each share of common stock owned. Please enter the number of votes you wish to allocate to each Outside Director Nominee. Bear in mind that based on 11,765,917 common shares votable by parties to the Amended and Restated Preferred and Common Stock Shareholders Agreement, as amended, the total number of votes which any candidate needs to be certain of election in the pre-meeting vote is 8,824,439, which represents just over one-fourth of the total number of votes which can be cast by those parties. If any candidate receives more than this number of votes, the number of votes required for each other candidate to be elected will be lower.

If you vote more than your entitlement for Inside Directors or Outside Directors, such votes will be pro-rated down and rounded down to the nearest whole number.

Please fax this form when completed, **but not later than December 27, 2001:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PROXY

Annual General Meeting of Shareholders of SPL WorldGroup B.V.
December 28, 2001

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders and at 10:00 A.M. for all Shareholders on December 28, 2001, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR election to the Board of Directors of the Company of the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000 among the shareholders of the Company (the "Shareholders Agreement").

FOR election to the Board of Directors of the Company of the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

FOR re-election to the Board of Directors of Moshe Mor as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

FOR re-election to the Board of Directors of CD Hobbs, the Chief Executive Officer of the Company.

FOR approval of the calendar year 2002 compensation of those members of the Board of Managing Directors who receive compensation in their roles as director of the Company, as detailed in Notice and Agenda.

FOR approval of the fiscal year 2001 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company, as provided in Article 24 of the Articles of Incorporation of the Company.

FOR adoption of the audited accounts of the Company for the fiscal year ended June 30, 2001.

FOR approval of the cancellation of a total of 187,767 shares of the Company's Series B common shares repurchased or to be repurchased by the Company from the following shareholders: Bruce W. Bourne (58,826 shares); Daan Mare (38,110); STC International Limited, as trustee of the Chaz Trust (50,831 shares); and Say Han Tan (40,000 shares).

FOR authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the abovementioned cancellation of Series B common shares.

Dated: December ___, 2001.

____
signature of shareholder

____
name of shareholder

NOTICE AND AGENDA

Annual General Meeting of Shareholders
of
SPL WorldGroup B.V.
December 28, 2001

The Annual General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, on Friday, December 28, 2001. The Meeting of the Preferred Stock shall be held at 9:30 A.M. and the Meeting of all Shareholders shall be held at 10:00 A.M., Netherlands Time.

The following matters will be presented for vote by the shareholders of the Company at the meeting:

1. Election of two Inside Directors.

2. Election of three Outside Directors.

3. Re-election of Moshe Mor as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company.

4. Re-election of CD Hobbs, the Chief Executive Officer of the Company, as a Director.

5. To approve the compensation of those members of the Board of Managing Directors who received compensation in their roles as a Director of the Company, as more fully explained below.

6. Approval of the proposed profit allocation for fiscal year 2001 between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company in accordance with the Company's Articles of Incorporation. Based on Article 24, the Series A Preferred Stock is entitled to a profit allocation of US $489,000, payment of which is deferred until conversion of the Series A Preferred Stock.

7. Adoption of the audited financial statements of the Company for the fiscal year ended June 30, 2001.

8. Cancellation of a total of 187,767 shares of the Company's Series B common shares repurchased, or to be repurchased, by the Company from the following shareholders: Bruce W. Bourne (58,826 shares); Daan Mare (38,110); STC International Limited, as trustee of the Chaz Trust (50,831 shares); and Say Han Tan (40,000 shares).

9. Authorization of each lawyer of Baker & McKenzie, Amsterdam to take whatever actions necessary to consummate the abovementioned cancellation of Series B common shares.

Further Information

Director Nominations

Eight persons have been nominated to fill the seven available positions on the Board of Directors. To maintain consistency in the management of the Company, the Board recommended that each of the existing members of the Board be nominated to stand for re-election, which members are: Daniel Eilers, Lewis Folb, CD Hobbs, Stanley Meresman, Moshe Mor, Alicia Rotbard and Trevor Winer.

Director Compensation

Under Article 17 of the Company's Articles of Incorporation, the remuneration of the directors, other than the managing director who is the Chief Executive Officer of the Company, is to be approved by the shareholders. The remuneration of the Chief Executive Officer is recommended to the full Board of Directors by the Compensation Committee, which is comprised of the three Outside Directors.

Subject to approval by the shareholders at the shareholders meeting, the Board of Directors has recommended that as total compensation for calendar year 2002: (i) Outside Directors receive an option grant of 15,000 shares of the Company's common stock (representing a reduction of 10,000 shares per Outside Director over calendar year 2001 compensation); and (ii) Inside Directors receive an option grant of 7,500 shares of the Company's common stock (representing a reduction of 5,000 shares per Inside Director over calendar year 2001 compensation). The Designated Director of the Preferred Stock does not receive compensation for serving as a Director of the Company. Currently, the fair market value of the common stock of the Company, as determined by the Board of Directors, remains U.S. $4.20 per share, which would be the exercise price of the options.

Dated: December 7, 2001

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel
SPL WorldGroup B.V.

CONSOLIDATED FINANCIAL STATEMENTS

SPL WorldGroup B.V.
Years ended June 30, 2001, 2000 and 1999
with Report of Independent Auditors

SPL WorldGroup B.V.

Consolidated Financial Statements

Years ended June 30, 2001, 2000 and 1999

Contents

Ernst & Young

Ernst & Young LLP
Suite 200
1331 N. California Blvd.
Walnut Creek, CA 94596

Phone: 925 977 2900
Fax: 925 977 2994
www.ey.com

Report of Independent Auditors

The Board of Directors
SPL WorldGroup B.V.

We have audited the accompanying consolidated balance sheets of SPL WorldGroup B.V. as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPL WorldGroup B.V. at June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

August 31, 2001

SPL WorldGroup B.V.

Consolidated Balance Sheets
(In thousands)

	June 30, 2001	June 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 23,439**	$ 44,574
Accounts receivable, less allowances of $2,994 and $3,327 in 2001 and 2000, respectively	**36,562**	18,877
Prepaid expenses and other receivables	**2,019**	2,136
Deferred income taxes	**1,854**	4,111
Total current assets	**63,874**	69,698
Property and equipment, net	**6,307**	5,704
Other assets	**81**	123
Total assets	**$ 70,262**	$ 75,525
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 1,961**	$ 1,896
Accrued compensation and related expenses	**8,855**	8,766
Accrued liabilities and other	**5,979**	7,446
Income taxes payable	**1,935**	9,648
Current portion of long-term debt	**55**	262
Deferred revenue	**15,241**	7,180
Total current liabilities	**34,026**	35,198
Deferred income taxes	–	150
Long-term debt, less current portion	–	124
Total liabilities	**34,026**	35,472
Commitments and contingencies		
Redeemable convertible preferred stock	**6,019**	5,530
Stockholders' equity:		
Convertible preferred stock	**5,861**	5,861
Common stock	**9,467**	9,553
Retained earnings	**23,304**	23,648
Stockholder notes receivable	**(4,209)**	(2,408)
Cumulative translation adjustment	**(4,206)**	(2,131)
Total stockholders' equity	**30,217**	34,523
Total liabilities and stockholders' equity	**$ 70,262**	$ 75,525

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Income

(In thousands)

	Year ended June 30, 2001	2000	1999
Revenues:			
Services	**$ 75,109**	$ 55,971	$ 42,835
License fees	**12,251**	9,969	15,271
Total revenues	**87,360**	65,940	58,106
Costs and expenses:			
Cost of services	**35,805**	27,220	25,454
Cost of license fees	**614**	851	1,897
Product development	**7,091**	7,376	4,900
Sales and marketing	**15,624**	9,017	6,200
General and administrative	**30,181**	30,312	25,086
Total costs and expenses	**89,315**	74,776	63,537
Loss from operations	**(1,955)**	(8,836)	(5,431)
Other income (expense):			
Interest income	**1,832**	2,345	1,035
Interest expense	**(96)**	(280)	(410)
Other	**1,097**	(61)	149
	2,833	2,004	774
Income (loss) from continuing operations before income taxes	**878**	(6,832)	(4,657)
Provision for income taxes	**733**	2,794	2,712
Income (loss) from continuing operations	**145**	(9,626)	(7,369)
Gain on disposal of discontinued operations, net of income taxes	**–**	31,356	–
Income from discontinued operations, net of income taxes	**–**	7,016	10,079
Net income	**145**	28,746	2,710
Preferred stock dividends and accretion	**489**	586	542
Net income (loss) attributable to common stockholders	**$ (344)**	$ 28,160	$ 2,168

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Stockholders' Equity

Years ended June 30, 2001, 2000 and 1999
(In thousands, except share amounts)

	Comprehensive Income	Convertible Preferred Stock Shares	Convertible Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Retained Earnings	Stockholder Notes Receivable	Cumulative Translation Adjustment	Total Stockholders' Equity
Balances at June 30, 1998		597,600	$ 5,861	11,048,060	$ 4,164	$ 8,402	$ (254)	$ (2,933)	$ 15,240
Issuance of common stock upon exercise of stock options		–	–	219,877	455	–	(354)	–	101
Forgiveness of stockholder note receivable in exchange for services		–	–	–	–	–	138	–	138
Repurchase of common stock to satisfy receivable		–	–	(38,110)	(210)	–	–	–	(210)
Preferred stock dividends and accretion		–	–	–	–	(542)	–	–	(542)
Net income	$ 2,710	–	–	–	–	2,710	–	–	2,710
Foreign currency translation adjustments	(412)	–	–	–	–	–	–	(412)	(412)
Comprehensive income	$ 2,298	–	–	–	–	–	–	–	–
Balances at June 30, 1999		597,600	5,861	11,229,827	4,409	10,570	(470)	(3,345)	17,025
Issuance of common stock upon exercise of stock options		–	–	716,609	1,704	–	(1,196)	–	508
Issuance of warrant		–	–	–	108	–	–	–	108
Grant of put option		–	–	–	2,809	–	–	–	2,809
Loans to stockholders		–	–	–	–	–	(778)	–	(778)
Tax benefit from stock option exercises		–	–	–	523	–	–	–	523
Forgiveness of stockholder note receivable in exchange for services		–	–	–	–	–	36	–	36
Preferred stock dividends and accretion		–	–	–	–	(586)	–	–	(586)
Spin-off of divisions to stockholders		–	–	–	–	(15,082)	–	–	(15,082)
Net income	$ 28,746	–	–	–	–	28,746	–	–	28,746
Foreign currency translation adjustments	1,214	–	–	–	–	–	–	1,214	1,214
Comprehensive income	$ 29,960	–	–	–	–	–	–	–	–
Balances at June 30, 2000		597,600	5,861	11,946,436	9,553	23,648	(2,408)	(2,131)	34,523
Issuance of common stock upon exercise of stock options		–	–	**146,743**	**185**	–	**(76)**	–	**109**
Exercise of put options by employees		–	–	**(90,831)**	**(381)**	–	–	–	**(381)**
Cancellation of stockholder notes receivable		–	–	**(58,826)**	**(247)**	–	**247**	–	–
Compensation recognized for acceleration of stock options		–	–	–	**241**	–	–	–	**241**
Loans to stockholder		–	–	–	–	–	**(1,972)**	–	**(1,972)**
Tax benefit from stock option exercises		–	–	–	**116**	–	–	–	**116**
Preferred stock dividends and accretion		–	–	–	–	**(489)**	–	–	**(489)**
Net income	**$ 145**	–	–	–	–	**145**	–	–	**145**
Foreign currency translation adjustments	**(2,075)**	–	–	–	–	–	–	**(2,075)**	**(2,075)**
Comprehensive loss	**$ (1,930)**	–	–	–	–	–	–	–	–
Balances at June 30, 2001		**597,600**	**$ 5,861**	**11,943,522**	**$ 9,467**	**$ 23,304**	**$ (4,209)**	**$ (4,206)**	**$ 30,217**

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Cash Flows
(In thousands)

	Year ended June 30, 2001	2000	1999
Operating activities			
Net income	**$ 145**	$ 28,746	$ 2,710
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	**3,032**	2,969	1,845
Deferred income taxes	**2,107**	(954)	889
Forgiveness of stockholder notes receivable in exchange for services	–	36	138
Gain on disposal of discontinued operation, net of income taxes	–	(31,356)	–
Income from discontinued operations	–	(7,016)	(10,079)
Noncash charges related to issuance of put and warrants	**241**	2,917	–
Tax benefit from stock option exercises	**116**	523	–
Change in operating assets and liabilities:			
Accounts receivable	**(19,760)**	875	(2,533)
Prepaid expenses and other	**159**	(950)	1,149
Accounts payable and accrued compensation and related expenses	**154**	2,262	(437)
Income taxes payable	**(7,713)**	5,675	(1,623)
Deferred revenue	**8,061**	722	2,350
Accrued liabilities and other	**(1,467)**	4,073	(3,489)
Net cash (used in) provided by operating activities	**(14,925)**	8,522	(9,080)
Net cash (used in) provided by operating activities for discontinued operations	–	(15,383)	14,455
Investing activities			
Purchase of property and equipment	**(3,635)**	(2,975)	(3,550)
Proceeds from sale of discontinued operations	–	43,188	–
Net cash (used in) provided by investing activities	**(3,635)**	40,213	(3,550)
Net cash used in investing activities for discontinued operations	–	(978)	(1,039)
Financing activities			
Proceeds from issuance of common stock	**109**	508	101
Exercise of put options by employees	**(381)**	–	–
Loans to stockholder	**(1,972)**	(778)	–
Borrowings (repayments) under bank line of credit, net	–	(4,389)	3,889
Borrowings of long-term debt	–	–	1,410
Repayments of long-term debt	**(331)**	(378)	(2,569)
Net cash (used in) provided by financing activities	**(2,575)**	(5,037)	2,831
Net (decrease) increase in cash and cash equivalents	**(21,135)**	27,337	3,617
Cash and cash equivalents at beginning of year	**44,574**	17,237	13,620
Cash and cash equivalents at end of year	**$ 23,439**	$ 44,574	$ 17,237
Supplemental disclosure			
Cash paid for income taxes, net of refunds	**$ 5,553**	$ 14,765	$ 6,908
Cash paid for interest	**$ 59**	$ 215	$ 347
Supplemental disclosure of noncash investing and financing activities			
Preferred stock dividends and accretion	**$ 489**	$ 586	$ 542
Issuance of common stock for stockholder notes receivable	**$ –**	$ 1,196	$ 354
Cancellation of stockholder notes receivable	**$ 247**	$ –	$ –
Repurchase of common stock to satisfy receivable	**$ –**	$ –	$ 210

See accompanying notes.

SPL WorldGroup B.V.

Notes to Consolidated Financial Statements

June 30, 2001

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

SPL WorldGroup B.V. (collectively "SPL" or the "Company") is a provider of customer management software solutions to the energy and services related industries in regulated and competitive markets worldwide. SPL, a Netherlands company, was incorporated on March 28, 1994.

Basis of Presentation

The accompanying consolidated financial statements of SPL, which have been prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of SPL and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

On December 3, 1999, the Company sold its Enterprise Support division in the United States and Australia. Effective June 30, 2000, the Company effected a "demerger" transaction under Dutch law pursuant to which the Company's consulting division was transferred to a newly formed Dutch company, WorldGroup Consulting B.V. ("Consulting") and the Company's remaining enterprise support division was transferred to a newly formed Dutch company, SPL Holdings B.V ("Enterprise Support"). All of the capital stock of these two companies was then distributed in the form of a tax-free pro rata spin-off (the "Spin-off") to all existing stockholders of the Company. The accompanying consolidated balance sheet at June 30, 2000, excludes the assets and liabilities of the Consulting and Enterprise Support divisions. Additionally, the consolidated balance sheet at June 30, 2000 reflects a reduction from amounts previously reported of $2,851,000 to cash and retained earnings for subsequent distributions made to the companies in the Spin-off. Operating results and cash flows from discontinued operations have also been reclassified for the years ended June 30, 2000 and 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents, which consist primarily of cash and highly liquid short-term investments with insignificant interest rate risk and maturities of three months or less at the date of purchase, are stated at cost, which approximates fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit-quality financial institutions. While the Company's business is concentrated in the utilities industry, the Company believes its concentrations of credit risk with respect to accounts receivable is mitigated by the number of geographic areas in which the Company conducts business. Generally, the Company does not require collateral or other security to support customer receivables, which are principally from end users of the Company's products and services. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts, and such differences could be material to the consolidated financial statements.

Included in accounts receivable at June 30, 2001 is $3.8 million for software and services from a company that filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company continues to provide services to this customer and payments for services provided subsequent to the bankruptcy filing are being received in accordance with stated payment terms. Realization of the accounts receivable at June 30, 2001 is subject to the outcome of the bankruptcy proceedings, the results of which can not presently be determined.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful lives of the improvements.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. For the years ended June 30, 2001, 2000 and 1999, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to product development expense in the accompanying consolidated statements of income.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations rather than adopting the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recorded.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

All amounts included in the accompanying consolidated financial statements are stated in United States dollars, which is the reporting currency of the Company. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations denominated in foreign currencies are translated using the exchange rate at the end of the applicable reporting period. The cumulative effects of foreign currency translation adjustments are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income. The accompanying consolidated statements of income include net foreign currency transaction gains of approximately $1,393,000, $1,089,000 and $524,000, for the years ended June 30, 2001, 2000 and 1999, respectively.

Revenue Recognition

The Company provides computer systems integration and software licenses to customers under contractual arrangements. The Company recognizes revenues in accordance with provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as modified by SOP 98-9 and SOP 81-1, "Accounting for Performance of Construction-Type And Certain Production-Type Contracts." Revenue is recognized when there is persuasive evidence of an arrangement, the software is delivered, collection is probable, and the fee is fixed or determinable.

Revenue for integration services and related software license fees are recognized at the contract amounts either as the services are performed (for time and material contracts) or under the percentage-of-completion method (for fixed-price contracts). The percentage-of-completion method is dependent on estimates of remaining effort required to complete the project and is determined using the number of hours incurred as compared to the total estimated hours to complete the contract. Actual remaining effort could vary significantly from the estimates, and such differences could be material to the consolidated financial statements. For contracts with customers that require retention amounts, subject to acceptance, such amounts are included in accounts receivable in the accompanying consolidated balance sheets. Losses on contracts, if any, are provided for in full in the period when determined.

When services being performed are essential to the functionality of the software licenses, license revenue is recognized using the percentage-of-completion method and determined by the number of hours incurred as compared to the total estimated hours to complete the contract.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenue from maintenance contracts, which is included in service revenue, is recognized ratably over the term of the maintenance agreement, generally one year. These contracts typically call for the Company to provide support, software updates and upgrades to customers.

Royalty fees are generally recognized as they are reported by the reseller and included as license fees in the accompanying consolidated statements of income.

Accounts receivable includes revenue billed under the terms of the contract or agreement, licenses and services revenue recognized but not yet billed, and out-of-pocket expenses that are recoverable from the customer. Revenue earned but not billed at June 30, 2001 and 2000, amounted to $2,039,000 and $2,921,000, respectively. Accounts receivable also includes retention amounts due to the Company upon completion of the related contract. Retentions included in receivables amounted to $3,374,000 and $1,290,000 at June 30, 2001 and 2000, respectively, which will be due upon completion of the contract and customer acceptance.

Deferred Revenues

Deferred revenues relate primarily to license fees paid in advance of project completion, and maintenance agreements, which are typically paid for by customers in advance of the performance of those services.

Impact of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. The Company is not presently involved with derivative instruments or hedging activities, and therefore does not expect that adoption of this Statement will have a material impact on the consolidated financial statements of the Company.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Impact of Recent Accounting Pronouncements (continued)

In June 2001, the FASB approved the final standards resulting from its deliberations on business combinations and in July 2001 the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS No. 141, which also includes the criteria for the recognition of intangible assets separately from goodwill, is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS No. 142, which includes the requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them, is effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001, provided they have not yet issued their first quarter financial statements. In all cases, SFAS No. 142 must be adopted as of the beginning of a fiscal year. The nonamortization approach applies to previously recorded goodwill and to previously recognized intangible assets deemed to have indefinite useful lives, as well as goodwill and indefinite lived intangible assets arising from acquisitions completed after the application of SFAS No. 142. In place of amortization, an impairment test must be performed at least annually at the reporting unit level. Any impairment charges on goodwill and indefinite lived intangible asset would be presented as a separate line item within the operating section of the statement of operations. The Company does not expect SFAS No. 141 and SFAS No. 142 to have an impact on its consolidated financial position or results of operations for acquisitions completed by the Company prior to June 30, 2001. Acquisitions subsequent to June 30, 2001 will be accounted for in accordance with these new standards.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. The consolidated balance sheet at June 30, 1998 reflects a reclassification in the amount of $523,000 from amounts previously reported as stockholders' equity (retained earnings) to redeemable preferred stock for accretion of offering costs not previously recorded.

2. Discontinued Operations

Sale of Enterprise Support

On December 3, 1999, SPL completed the sale of its Enterprise Support division in the United States and Australia to Software AG, a German corporation ("SAG"), pursuant to the terms of an Asset Purchase Agreement between the Company and SAG dated November 10, 1999. The Company received cash proceeds of $43,188,000, and realized a gain on disposal of $31,356,000, net of income taxes of $10,723,000.

2. Discontinued Operations (continued)

Spin-off of Divisions

Effective June 30, 2000, the Company and its stockholders approved a transfer of the Company's Consulting division to WorldGroup Consulting B.V. and of the Company's remaining Enterprise Support division to SPL Holdings B.V. (the "Discontinued Operations"), and the distribution of the capital stock of these two companies, in the form of a tax-free distribution to the Company's existing stockholders, on a pro rata basis such that the stockholders of Consulting and Enterprise Support were the same as the stockholders of the Company immediately prior to the distribution. The combined revenues of Consulting and Enterprise Support were $55,352,000 and $72,992,000 for the years ended June 30, 2000 and 1999, respectively. The results of operation of the discontinued businesses have been presented as income from discontinued operations. The income taxes on operating results of the discontinued operations were $2,434,000 and $3,873,000 for the years ended June 30, 2000 and 1999, respectively.

None of SPL's common general and administrative costs were allocated to the discontinued operations, but rather are included in full in continuing operations for the years ended June 30, 2000 and 1999.

The components of assets and liabilities as of June 30, 2000, distributed in the Spin-off are summarized below (in thousands).

Assets:	
Cash and cash equivalents	$ 16,509
Accounts receivable	12,305
Prepaid expense and other assets	1,628
Property and equipment	1,667
Liabilities:	
Accounts payable and accrued liabilities	11,521
Deferred revenue and other	3,360
Redeemable convertible preferred stock	2,146
Net assets	$ 15,082

3. Related-Party Transactions

Related-Party Licensing Agreement

In February 1999, the Company entered into a Joint Development and Marketing Agreement with PeopleSoft, Inc. ("PeopleSoft"), a stockholder of the Company. This agreement calls for the development and marketing of a PeopleTools version of the Company's proprietary customer information system software ("CI*S* ***PL***US®"). Under this agreement, the Company receives royalties on license and maintenance sales of PeopleTools CI*S* ***PL***US®. A minimum royalty of $8 million is due over the five-year period ending June 30, 2003. In each period, the Company recognizes the greater of the amount earned on sales of the PeopleTools product or the minimum annual royalty amount. The Company recognized fees of $1.5 million, $1.9 million and $1.0 million under this agreement in the years ended June 30, 2001, 2000 and 1999, respectively. The Company also recognized an additional $500,000 in the year ended June 30, 1999 relating to development fees associated with the sale of PeopleTools CI*S* ***PL***US® to PeopleSoft, which is included in services revenue.

4. Property and Equipment

Property and equipment consists of the following:

	June 30, 2001	June 30, 2000
	(In thousands)	
Computer equipment	**$ 9,919**	$ 6,393
Office furniture and equipment	**3,128**	3,101
Automobiles	**103**	1,273
Leasehold improvements	**1,588**	1,202
	14,738	11,969
Less accumulated depreciation and amortization	**(8,431)**	(6,265)
Net property and equipment	**$ 6,307**	$ 5,704

5. Debt Obligations

Long-Term Debt

Long-term debt as of June 30, 2001 and 2000, consists of promissory notes with interest rates between 7.5% and 9.7% and with maturity dates in October 2001.

6. Stockholders' Equity

Capital Stock

As of June 30, 2001 and 2000, the Company's capital stock consists of the following:

Series	Authorized	Shares Outstanding at June 30, 2001	Shares Outstanding at June 30, 2000
A redeemable convertible preferred	1,120,020	1,120,020	1,120,020
B convertible preferred	597,600	597,600	597,600
A common	4,480,000	None	None
B common	52,302,300	11,943,522	11,946,436
C common	4,000,000	None	None

The Company's three classes of common stock have the same features and rights. Series A and Series B preferred shares may only be converted into Series A and C common shares, respectively.

Preferred Stock

Series A

The Company issued 1,120,020 shares of Series A redeemable convertible preferred stock for net proceeds of $3,672,000. Subject to certain anti-dilution provisions, each share of Series A preferred stock is convertible into one share of Series A common stock. Preferred shares automatically convert into common stock upon a Qualified Initial Public Offering ("Qualified IPO"). A Qualified IPO is defined as a public offering whereby aggregate net proceeds exceed $17.5 million and the price per share is at least three times the Series A original issuance price (or $11.25 per share). Dividends on the Series A preferred stock are cumulative at 8% of the issue price, compounded. Dividends totaling $489,000, $586,000 and $542,000 were accrued in the years ended June 30, 2001, 2000 and 1999, respectively.

These dividends were unpaid as of June 30, 2001 and are included with redeemable convertible preferred stock in the consolidated balance sheets. At the election of any holder of Series A preferred stock, up to 50% of that holder's dividend may be payable in shares of the Series A common stock. The dividend requirements of the Series A preferred stock must be satisfied prior to payment of any dividends or distributions with respect to the Company's other classes of capital stock. The redemption provision of the Series A preferred permits holders, at any time after October 31, 2000, to redeem their shares with the Company for the price paid plus any accrued dividends. As of June 30, 2001, no shares have been redeemed.

6. Stockholders' Equity (continued)

Preferred Stock (continued)

Series B

During the year ended June 30, 1998, the Company issued 597,600 shares of Series B convertible preferred stock for net proceeds of $5,861,000. Subject to certain antidilution provisions, each share of Series B preferred stock is convertible into one share of Series C common stock. Preferred shares automatically convert into common stock upon a Qualified IPO.

At June 30, 2001, aggregate liquidation preferences were $6,019,000 and $4,183,000 for the Series A and Series B preferred stock, respectively. Both Series A and Series B preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their shares are convertible.

Warrants

In connection with the issuance of Series A preferred stock, the Company issued warrants to purchase 750,400 shares of Series B common stock at an exercise price of $3.75 per share. The warrants expire in October 2001 through February 2002.

During the year ended June 30, 2000, the Company issued warrants to purchase 25,000 shares of Series B common stock at an exercise price of $4.20 per share. The fair value of the warrants was estimated to be $107,500 using the Black-Scholes pricing model. The fair value of the warrants was recorded as general and administrative expense with an accompanying increase in common stock. The warrants are exercisable immediately and expire in August 2007.

Stockholder Notes Receivable

As of June 30, 2001, notes receivable in the amount of $1,459,000 from stockholders of the Company arising from the issuance of 191,000 shares of common stock to employees have been recorded as a reduction of stockholders' equity in the consolidated balance sheets. The full recourse notes bear interest at 7%. Stockholder notes receivable totaling approximately $36,000 and $138,000 owed by employees were forgiven in accordance with their terms during the years ended June 30, 2000 and 1999, respectively. The forgiveness of the notes was recorded as general and administrative expenses in the accompanying consolidated statements of income.

6. Stockholders' Equity (continued)

Stockholder Notes Receivable (continued)

During the year ended June 30, 2000, the Company granted to its former Chief Executive Officer, an option to put to the Company 639,380 common shares owned by the officer at $4.20 per share. In connection with this put option, the Company recorded compensation expense of $2.8 million during the year ended June 30, 2000, which was included in general and administrative expense in the accompanying consolidated statement of income, with an accompanying increase in common stock. In March 2001, the former Chief Executive Officer exercised his put option and received additional loans of $1,972,000. At June 30, 2001, the put option had not yet been settled and the former Chief Executive Officer had notes to the Company of $2,750,000. These notes receivable bear interest ranging from 4.8% to 6.4%. This stockholder notes receivable and the related put option are being accounted for as a variable compensation arrangement.

Shares Reserved for Future Issuance

At June 30, 2001, the Company had reserved 1,120,020 shares of Series A common stock for the conversion of Series A preferred shares; 10,425,373 shares of Series B common stock for future issuance, including 775,400 shares reserved for exercise of warrants and 9,649,973 shares for the exercise of stock options; and 597,600 shares of Series C common stock for the conversion of Series B preferred shares.

Stock Option Plan

The Company has stock and stock option plans that cover the issuance of stock purchase rights, incentive stock options and nonqualified stock options (hereinafter collectively referred to as "options"). The plans provide for the purchase of up to 10,852,872 shares of the Company's common stock. Stock purchase rights, entitling the grantee to purchase restricted stock, may be granted under the 1998 stock plan. Under the terms of all plans, options may be granted to qualified employees, directors and under certain plans, consultants at prices determined by the administrator of the plan on the date of grant. The exercise price must be equal to at least 85% of the current fair market value of the underlying shares in the case of a nonqualified stock option or 100% in the case of an incentive stock option, except under the 1995 and 1997 Management Stock Option Plans, which permit the granting of options with an exercise price as determined by the Board of Directors, which may be below fair market value of the underlying shares. Vesting periods are determined by the Board of Directors, and are generally three to four years from the

6. Stockholders' Equity (continued)

Stock Option Plan (continued)

date of grant. Options expire at the earlier of ten years from the plan inception date for incentive and nonqualified stock options granted under the Company's 1995 or 1997 Option Plans (ten years from the grant date under the 1998 Plan), or five years from the time of grant for incentive stock options granted to a 10% stockholder or three months from the date of the optionee's termination of association with the Company.

Information relating to the outstanding stock options is as follows:

		Options Outstanding	
	Options Available for Grant	**Number of Shares**	**Weighted-Average Exercise Price**
Outstanding at June 30, 1998	2,513,868	3,925,532	$2.11
Granted	(893,786)	893,786	3.83
Exercised	–	(219,877)	1.46
Canceled	223,919	(223,919)	2.42
Outstanding at June 30, 1999	1,844,001	4,375,522	2.47
Authorized	4,293,802	–	–
Granted	(3,441,122)	3,441,122	3.99
Exercised	–	(716,609)	1.64
Repurchased	1,676	(1,676)	1.36
Canceled	1,896,559	(1,896,559)	3.52
Outstanding at June 30, 2000	4,594,916	5,201,800	3.13
Granted	**(3,343,028)**	**3,343,028**	**4.20**
Exercised	–	**(146,743)**	**1.72**
Canceled	**784,197**	**(784,197)**	**3.72**
Outstanding at June 30, 2001	**2,036,085**	**7,613,888**	**$3.56**

6. Stockholders' Equity (continued)

Stock Option Plan (continued)

The following table summarizes information with respect to stock options outstanding at June 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 0.87 – 2.69	1,746,687	4.80	$1.97	1,742,086	$1.97
3.22 – 3.85	1,972,418	7.60	3.69	1,092,024	3.61
3.87 – 4.20	3,894,783	9.24	4.20	422,106	4.20
	7,613,888	7.80	$3.56	3,256,216	$2.81

Pro Forma Disclosures of the Effect of Stock-Based Compensation

The weighted-average fair value at the grant date of options granted during the years ended June 30, 2001, 2000, and 1999 was $0.97, $0.85, and $1.19, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for the years ended June 30, 2001, 2000, and 1999, respectively: risk free interest rate of 4.3%, 6.0%, and 6.0%; no dividend yield; no volatility factor of the expected market price of the Company's common stock; and an expected option life of six years.

If the Company had recognized compensation cost based on the fair value of the options as prescribed by SFAS No. 123, pro forma net income attributable to common stockholders would be as follows:

	Year ended June 30,		
	2001	2000	1999
	(In thousands)		
Pro forma net income (loss) attributable to common stockholders	**$ (1,383)**	$ 27,200	$ 1,397

7. Provision for Income Taxes

Significant components of the provision for income taxes consist of the following:

	Year ended June 30,		
	2001	**2000**	**1999**
		(In thousands)	
Current:			
U.S. federal	**$ (2,417)**	$ 293	$ 245
State and local	**(796)**	–	33
Foreign	**1,839**	3,455	1,545
	(1,374)	3,748	1,823
Deferred:			
U.S. federal	**1,887**	–	–
State and local	**–**	150	100
Foreign	**220**	(1,104)	789
	2,107	(954)	889
Total provision for income taxes	**$ 733**	$ 2,794	$ 2,712

The provision for income taxes differs from the amount computed by applying the statutory federal rate to pretax income as follows:

	Year ended June 30,		
	2001	**2000**	**1999**
Federal statutory rate	**35.0%**	(35.0%)	(35.0%)
Unbenefitted net operating losses	**–**	64.7%	47.3%
Foreign taxes in excess of U.S. statutory rates	**7.9%**	4.7%	37.8%
Increase in valuation allowance	**50.3%**	–	–
State and local taxes	**(90.8%)**	2.2%	2.9%
Other	**81.2%**	4.3%	5.2%
Effective income tax rate	**83.6%**	40.9%	58.2%

7. Provision for Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	June 30,	
	2001	**2000**
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	**$ 442**	$ 150
Compensation accruals	**1,024**	831
Accrued expenses	**709**	3,546
Deferred revenue	**1,463**	–
Other, net	**701**	498
	4,339	5,025
Valuation allowance	**(2,237)**	(808)
	2,102	4,217
Deferred tax liabilities:		
Unremitted earnings	**150**	150
Other, net	**98**	106
	248	256
Net deferred tax assets	**$ 1,854**	$ 3,961

The valuation allowance increased by $1,429,000 and decreased by $2,929,000 during the years ended June 30, 2001 and 2000, respectively. Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of June 30, 2001, the Company's subsidiary in the United Kingdom had an operating loss carryforwards of approximately $500,000, which has no expiration date. Utilization of the Company's loss carryforwards may be subject to annual limitations due to change in ownership provisions in various tax jurisdictions. Any such limitations could result in the expiration of the net operating loss carryforwards before utilization.

8. Commitments and Contingencies

The Company leases its office facilities under operating leases with renewal options and escalation clauses expiring through the year 2006. These leases require the Company to pay operating costs, including property taxes, insurance and maintenance and generally contain renewal options and provisions adjusting the lease payments based upon changes in the U.S. Consumer Price Index or local equivalent.

Future minimum lease payments under noncancelable operating leases having initial terms in excess of one year are as follows (in thousands):

Year ending June 30,	
2002	$ 2,656
2003	2,885
2004	2,981
2005	3,042
2006	2,849
Total	$14,413

Rent expense amounted to approximately $2,404,000, $3,022,000, and $2,660,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

9. Employee Benefit Plans

The Company has multiple employee benefit plans covering groups of its employees within the United States and throughout the world. Employee contributions are determined based upon local standards and requirements. The Company's contributions to these plans include both mandatory and discretionary contributions. No discretionary contributions were made during the years ended June 30, 2001, 2000 or 1999. Mandatory Company contributions for the year ended June 30, 2001, 2000 and 1999 were approximately $1,488,000, $1,048,000 and $1,445,000, respectively.

SPL WorldGroup B.V.

Notes to Consolidated Financial Statements (continued)

10. Information by Geographic Area

Information regarding operating information and identifiable assets for continuing operations by geographic area is as follows:

	Year ended June 30,		
	2001	**2000**	**1999**
		(In thousands)	
Revenues:			
United States	**$ 76,285**	$ 47,974	$45,131
Foreign	**11,075**	17,966	12,975
	$ 87,360	$ 65,940	$58,106
Operating income (loss) before income taxes:			
United States	**$ (4,504)**	$ (12,623)	$ (6,294)
Foreign	**5,382**	5,791	1,637
	$ 878	$ (6,832)	$ (4,657)

	As of June 30,	
	2001	**2000**
Total assets:		
United States	**$ 46,770**	$ 45,321
Foreign	**23,492**	30,204
	$ 70,262	$ 75,525

11. Major Customers

Two customers accounted for approximately 23% and 11% of revenues for the year ended June 30, 2001. One customer accounted for 20% of revenues for the year ended June 30, 2000. Two customers accounted for approximately 14% each of revenues for the year ended June 30, 1999.

Three customers accounted for approximately 24%, 14% and 12% of accounts receivable at June 30, 2001. Two customers accounted for approximately 17% and 15% of accounts receivable at June 30, 2000.

Corporate
INFORMATION



SPL
Innovate·Adapt·Excel™







WITH THE RIGHT TOOLS YOU CAN HARNESS THE POWER OF CHANGE.

"Reflecting the industry's faster evolutionary pace, technologies will be considered valuable to the extent they enable a company to react to changes in the rules of the game more quickly than the market can. Their key feature will be their architectural flexibility and they will increasingly be a packaged product rather than homegrown."

CD Hobbs
Global Energy Business, Feb. 2001
Why Operating Excellence Is No Longer Enough

In the era of increased competition, nothing can be taken for granted. 'Change' is the only constant in today's global energy industry. De-regulation, re-regulation, privatization and liberalization are just some of the forces that now compel energy companies to change, adapt and evolve their business models, cultural paradigms and business practices.

At the center of today's energy paradigm sits the customer. In many markets no longer held captive to the local provider of services, the customer is now free to choose their suppliers of choice based on cost and service quality. Now, products and services must meet the needs and wants of customers and at a price and within a service model that satisfies them.

Understanding the customer, acquiring the customer and servicing the customer are now key weapons in the competitive battles being waged around the world of energy and related services.

In this dynamic landscape, a good customer management strategy is a key component to success. Whatever the energy company's target market, from mass market to Commercial & Industrial, retail to wholesale or distribution, customer management is the core business component necessary to assure business longevity and competitive advantage. Customer management is no longer an IT 'brick-and-mortar' commitment; it is a mandate directly from senior management to capture, support and maintain satisfied customers.



INNOVATE ADAPT EXCEL

"CD Hobbs, for many years, has challenged the thought process of energy industry leaders. Once again, he articulates a concept that is revolutionary to many. [iB4e] provides a conceptual platform of vision, skills, technology, and strategy to plot a course through the 'white waters and rapids' of the turbulent energy market."

Doug Morgan
CIO
Kansas City Power and Light

SPL WorldGroup® (SPL) provides leading customer management solutions that minimize risk for energy and service companies who are actively positioning to compete successfully in competitive markets. Led by an experienced and visionary management team, SPL builds solutions that are innovative and adapt to changing circumstances, enabling excellence in customer management. SPL also boasts an unbeatable 100% track record of performance and delivery.

In fact, SPL's leaders have a background in the energy industry and have had to tackle the same problems as today's energy company management. Because of this, SPL understands that without the assurance of solutions providing adaptability, reliability, and scalability, the risks and stakes for energy companies would remain very high at a time when the energy industry is required to take a pivotal step into the future.

SPL's customer management solutions are designed to enable users to respond to market changes and growth requirements. SPL's customer management solutions are adaptable and flexible enough to allow you to enter new markets or transform your business strategy without losing any of the investment you have made in implementing your core customer management solution.

SPL's Difference

- SPL builds customer management solutions that succeed.
- SPL's commitment is to our clients – an installation that meets expectations and satisfaction with the accuracy and support required to assure success.
- SPL's commitment is to the clients' 'customer' – SPL designs systems that allow energy companies to service customers easily, efficiently and cost-effectively so that customers get timely, accurate, and customer-focused service.
- SPL partners with the best companies in the world – and leverages those relationships our clients value.

SPL - Excellence and Innovation in Action [iB4e']



CD Hobbs, SPL's President & CEO, is well respected in the global energy industry for his ability to provide practical advice grounded in a strong operating model. Recognizing the challenges faced by energy company executives as they try to optimize performance while transforming their business to respond to competitive pressures and industry drivers, Mr. Hobbs has promoted the concept of 'innovation before excellence' (iB4e).

iB4e'

In a rapidly changing business environment, such as today's energy industry, transformation cycle times are shorter than performance cycle times. In this environment, the prevailing industry business model can change more rapidly than a company's efforts to achieve operating excellence, making the existing model irrelevant. The energy company must be able to quickly develop the improved business strategy and, just as quickly, develop new business processes and skill sets to support that strategy's execution. The successful energy company will need to be both innovative and excellent!

This proposition requires an organization that encourages the innovation of new and creative responses to rapidly evolving business models. At the heart of this organization are systems that are adaptable, scalable and flexible from a technical and applications architecture point of view.

SPL is applying this model to its own business with the introduction and evolution of the company's CorDaptix™ product, the development of strategic partnerships and alliances, and continued excellence in servicing SPL's customers.


INNOVATE


ADAPT


EXCEL


ADAPT
INNOVATE
EXCEL
INDUSTRY
CHANGING BUSINESS MODEL
DRIVERS
DEVELOPMENT
CLARITY
FOCUS
ENERGY
CREATIVE
CHAOS
PROCESS
INNOVATE
EXCEL
ADAPT

TRANSFORMANCE METHODOLOGY™

Leadership

The SPL team has extensive energy industry knowledge and experience in delivering successful customer management products, solutions and advice across multiple energy markets. SPL's knowledge and experience is employed in stimulating and facilitating innovative industry discussion, vision and thought leadership that is consistently demonstrated through industry participation, innovative products, advice and alliances.

CorDaptix™

CorDaptix - SPL's customer management solution that grows and adapts with your business

CorDaptix – the future of customer management today – represents an innovative departure from the old paradigm of tight integration and extensive one-off customization. Previously, these monolithic CIS systems actually impeded your ability to take advantage of continuous product upgrades. Seamless incorporation of new products, services and adaptation to new business processes was nearly impossible. SPL's CorDaptix is the best-in-class customer management solution that finally changes all of that.

CorDaptix is SPL's innovative, adaptable and fully upgradeable customer management product designed to withstand the tests of time, growth, scale, and product-line introduction and extinction.

CorDaptix is the universal customer management engine that handles all transactions from customer initiation through product and service delivery – through time.

Flexible and Adaptable

CorDaptix provides the ultimate in flexibility and adaptability. With unparalleled depth and breadth of functionality, the product has been built to provide the adaptable core of your customer management solution.

At the heart of your customer management functions, CorDaptix is designed to support a true best-of-breed approach, seamlessly integrating with other modules and components to provide the flexibility for companies wanting to adapt and win in the new world of 'customer choice'.

CorDaptix is designed to provide seamless real-time customer facing solutions and supports access to information through other third parties – supporting multi-language, multi-jurisdiction, multi-currency, multi-product and service lines. With CorDaptix, you can service your customers the way they want to be serviced.

And, as importantly, when your business model changes, CorDaptix can change with you without losing the investment in your core Customer Management solution.

Scalable

The entire CorDaptix product concept is to provide a customer management solution that grows with your business, scaling easily as your business grows, and adapting just as easily as the business evolves, without forsaking the ability to seamlessly upgrade and provide support as a standard software product.

Functional and Robust

Designed around customer requirements, CorDaptix is real-time and intuitive for Customer Service Representatives (CSR) facilitating enhanced customer service capabilities and, through the use of sophisticated workflow features, guides the CSR through all of the necessary steps to properly complete the activity.

Complying with market regulatory requirements across geographies, jurisdictions and product and service lines, the product can be used across multiple energy and service markets.


INNOVATE


ADAPT


EXCEL

"SPL's detailed product knowledge and their experience in enterprise implementations for major utility companies provided a valuable addition to our internal technical and business process expertise. I believe this was one of the smoothest implementations with which we have been involved."

Ron Hinsley
CIO
United Energy



ANALYTICAL CRM
EXCEL
INNOVATE
ACQUIRE
COMPETITIVE ADVANTAGE
CUSTOMER SATISFACTION
PARTNERS
PARTNERS
PARTNERS
DATA ACCESS
SERVICE
RETAIN
COLLABORATIVE CRM
CUSTOMER MANAGEMENT
REVENUE CHANNELS
ADAPT

THE CUSTOMER MANAGEMENT CORE
CMC

Accurate and Safe

Featuring the most sophisticated and flexible rating and billing engine available today, CorDaptix allows the production of accurate and timely bills to your customers. Superior audit, tracking and workflow features provide the checks and balances required for peace of mind and security.

Easy to use

CorDaptix comes complete with an intuitive and well-designed browser interface with "drill-down" functionality. Featuring multiple ways to explore the data in the system, CorDaptix was designed to aid CSRs in providing the best in responsive, fast and accurate customer service.

Delivery & Support

SPL's perfect implementation success record speaks for itself. Using methods and tools built up over years of implementing customer management solutions around the world is one reason for this success. Using responsive and reliable staff who have experienced all aspects of customer management system implementation and have often worked in the energy industry is another.

SPL's implementation staff take great pride in delivering successful solutions. That 100% success record includes projects that initially had their challenges but the SPL team helped the customer to overcome the issues. SPL made sure the customer was able to leverage the investment that it had made in the software. SPL's implementation team sticks by its customers and this is reflected by the assignment of experienced senior executives to global accounts. Their role is to ensure each SPL account receives the highest quality of service possible.

"SPL's detailed product knowledge and their experience in enterprise implementations for major utility companies provided a very valuable addition to our internal technical and business process expertise. I believe this was one of the smoothest implementations with which we have been involved."
Ron Hinsley, CIO, United Energy.

SPL provides 24x7 support 365 days a year using experienced service personnel immediately accessible for technical inquiries. Knowledgeable support personnel are there to help you get the best out of your SPL customer management solution.

INNOVATE ADAPT EXCEL

Partnering for success

SPL places special importance on building partnerships that benefit and extend our product and service capabilities. Partners include product alliances such as Siebel Systems Inc. and PeopleSoft, Inc. as well as delivery partnerships with most of the larger systems integration firms.

The CorDaptix product includes specially designed interfaces that allow for seamless integration with other vendors' products for a best-of-breed solution. CorDaptix also comes with components that allow other applications to seamlessly and appropriately access services and data, such as the rating and billing engine. Built with ultimate flexibility in mind, CorDaptix can even be accessed through third-party user interfaces.

SPL also has alliances with System Integrators and a unique "core surround" implementation program that virtually assures that product delivery is high quality every time. SPL works closely with integration partners to provide the necessary product expertise in the project to ensure a successful implementation.

"SPL understands that products and services must be built on adaptable, scalable and flexible technical and applications architectures. SPL and Siebel's joint approach is a testimony to the new strategic alliances between suppliers and their clients, and delivers value across the entire organization, from the contact center, to the web, to billing. This will be a requirement to drive competitive success in evolving energy markets."

Richard Campione, Vice President and General Manager Siebel Communications & Energy Siebel Systems, Inc.

SPL's promise to you

- SPL is committed to providing Customer Management Solutions that manage the risk for our clients.
- We are dedicated to maintaining a 100% track record of successful implementations.
- SPL's products will continue to be market leading and innovative to enable competitive advantage over time.
- SPL understands that it is not merely a product but the relationship and trust between our organizations that makes the difference.
- As your partner, SPL is dedicated to providing you the best service possible now and into the future.

Sincerely ~
the employees of SPL WorldGroup





ABOUT SPL WORLDGROUP®

Established in 1994, SPL WorldGroup is the leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With 100% success in implementations, SPL continues to demonstrate its place as the market leader in providing scalable and adaptable customer management products that evolve with client requirements and enable unrivaled business responsiveness. The company employs more than 500 professionals in North America, Europe, Middle East and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Innovate·Adapt·Excel™

Built On bea

www.splwg.com
800 ASK-4-SPL

SPL WorldGroup, Inc. 157 Headquarters Plaza, North Tower, 8th Floor, Morristown, NJ 07960 USA

Chicago • London • Manila • Melbourne • Morristown NJ • Paris • San Francisco • Sydney • Tel Aviv

For a complete listing of SPL WorldGroup's worldwide offices visit our web site at www.splwg /offices

By CD HOBBS



Do You Really Want to Own the Customer?

"OWNING THE CUSTOMER" IS a commonly stated objective of many competitive energy companies. They believe that if they can control the interface between customers and service providers, they will have powerful influence over supply choices customers make.

This assumes information about the customer can indeed be owned and that placing the company between the customer and other service providers will result in a trusting relationship with the customer. Both of these assumptions are dangerously false.

Customers own information about themselves and their preferences. However, the advance of information-sharing and sophistication of information-collection has now placed consumers' ability to control information about themselves at risk.

The fundamental change *in society attributable to the ready availability of information technology is de-emphasis of group power and reemergence of individual power.*

One of the more disturbing experiences I ever had associated with a speaking engagement was at a meeting of CIOs of a state government. The topic of the session was e-government, but the discussion turned to opportunities to generate revenue from the dissemination of information about private transactions that resided in public records, e.g. automobile registrations, property-tax records, births, marriages and so forth. As a consultant, I was intrigued by the business opportunity; as an individual, I was horrified at the prospect that my personal information, which I was required to provide, might become a source of revenue to the state authority. Of course, it is likely that this information is available today to anyone reasonably wise about public data, let alone a hacker.

In the past, information provided to a supplier by a consumer was unlikely to be shared with others. The mechanism for broadcasting an individual's information didn't exist and society's respect for the individual was robust. With today's infrastructure and commercial environment, however, the term "consumer" doesn't mean individual, it means the total revenue of a consuming entity. And the goal is to own the relationship that allows maximizing the proportion of total potential revenue that can be garnered—"owning the customer."

I predict much stronger laws protecting individuals' ownership of information will emerge. Privacy will be a significant issue in future decades. I also predict the emergence of agents or managers of customer information; agents who will represent your interests in the dissemination of information about your preferences to suppliers—agents who will protect your ability to own both the rights to and the revenue from dissemination of your information.

EARNING CONSUMER TRUST

The fundamental change in society attributable to the ready availability of information technology is de-emphasis of group power and reemergence of individual power. An individual today can easily own the infrastructure required to record and disseminate his intellectual capital for private gain—thus removing the requirement to attach oneself to an organization (group) that could afford to provide the infrastructure.

I recently read an article providing step-by-step instruction on how to find the best price for a product on the Internet and how, by using secondary Internet sources, to get a price 10% to 20% lower than the lowest price you could find directly from a distributor. This is individual power, and no one will own the customer who wrote that article, except the company that consistently provides the best value for the dollar spent.

The customer can't be owned. It will be impossible to sustain a position between the customer and his ultimate suppliers as there will always be another route to the customer, courtesy of readily available technology and those happy to exploit it. The goal therefore of owning the customer is a fruitless endeavor. It is one small step from the franchised monopoly. Owning the customer is not the intent of a competitive energy market. It is an objective that will lose the respect of the very consumers to whom it is directed.

THE RIGHT TO CHOOSE

The challenge of keeping pace with consumer requirements is exacerbated by consumers' access to information about products and providers using today's information infrastructure. Not only must the energy competitor adapt to the shift of choice to the customer, but also to a consuming environment in which the individual has more market power than ever.

Effective customer-relationship management is molding products and services with customer preferences so well that offerings are chosen—freely chosen—over and over again. Energy companies whose sights are set on "serving the customer"—companies who overtly honor the customer's right to choose—will be the winners in this evolution of the global energy markets. ■

CD Hobbs is president and chief executive officer of SPL WorldGroup BV. He was previously executive officer of Meta Group Inc. where he was responsible for building, developing and heading its energy-industry strategies group. He can be reached at 973-451-4238 or cd_hobbs@splwg.com.



HOW CUSTOMER-CENTRIC ARE YOU?

There is no more profound result of the Internet and general availability of information technology than the shift of power from institutions to individuals. This impact is more profound than simply the availability of information to the masses, or the ability to derive intelligence by processing this information.

By C D Hobbs, President and Chief Executive Officer, SPL WorldGroup Inc.

ABOUT THE AUTHOR

C D Hobbs is widely recognised in the energy industry as both a thought leader and visionary. In August 2000, he was appointed President and CEO of SPL WorldGroup where he provides leadership and vision in pursuit of SPL's corporate goals.

Formerly, Hobbs served as executive officer of META Group, Inc., where he was responsible for building, developing and heading META Group's Energy Industry Strategies group. Earlier, he held several executive positions with Portland General Electric (PGE).

Hobbs has spoken around the world on key issues and drivers impacting on how energy companies do business. Additionally, he is also extensively published on the topic of change and its impact on the energy business.

Hobbs holds a BSBA and an MBA in finance and business administration, with post-graduate concentration in economics, international finance and human behaviour.

What the individual has at his/her fingertips is the complete picture of the market and the options presented by the market. Whether this picture is available today to energy consumers matters little. The fact is it will be available to them soon enough and they will act on not only their complete picture of the reality of their energy options, but also on its relation to every other market picture available to them.

What does this mean? That the energy markets of the future will be designed by and responsive to energy consumer preferences, regardless of what the new emerging energy institutions might prefer. Any attempt to usurp the 'power or opportunity of choosing' by any segment of the energy markets will fail miserably!

CREATING THE INNOVATION ENGINE

The greatest danger for energy companies, regulated or deregulated, emerging or traditional, is their inability to innovate in response to emerging consumer trends. Energy companies need to listen to signals provided by their commercial, industrial and residential consumers and, as important, have the ability to respond.

The ability to respond has been a serious deficiency for the energy industry throughout its history. The ability to listen and lead in the delivery of new solutions has been largely absent. This is the concept of the innovation engine. To survive and prosper in the face of rapidly changing rules (institutions) in today's globalising energy markets requires an unprecedented ability to assimilate and analyse consumer wants based on data inputs, the ability to change rapidly in response to consumer preferences and market signals, and to develop new solutions that are defined and preferred by energy consumers.

This observation has led this writer to propose that energy leadership adhere to the principle of "ib4e™", innovation before excellence. The traditional paradigm of pursuing excellence in existing business processes may lead to failure in a market where business processes are changing at rates that render the focal point of such a strategy obsolete – that is, the business processes superannuate before excellence is possible, making adopting the new emerged business processes far more important than rendering them perfect.

Respecting the customer will not be an easy task. It will require a redefinition of most, if not all, of the business processes and technology underpinnings associated with the customer. It will require a new agility – a new standard for customer response. It will require a new sensitivity to customer preferences. In fact, it will require a whole set of new practices aimed at anticipating the direction of energy customer preferences, and offering, in advance of clearly defined requirements, options that move customers more quickly in directions of their choice. Beyond business processes and old world energy cultures, the new requirement for energy companies to be customer-centric rattles the technology bedrock of these institutions. Legacy Customer Information Systems (CIS) are now the lumbering giant of old, ill-suited to provide nimble response to changing market conditions and customer requirements. Customer choice also puts a new face on CRM for energy companies today.

SUCH IS THE STUFF OF COMPETITIVE ADVANTAGE

Building the organisation that innovates – that continually reinvents itself in response to changed consumer-driven market models – is the worthy paradigm in today's energy markets. And building this innovation engine requires a redefinition of the people, processes and technology that are employed within the energy company (utility) to define and deliver service to customers.**mi**

www.splwg.com

Press Releases that were sent to the Company's security holders in connection with the Annual General Meeting of Shareholders held on Dec. 28, 2001 can be found under category II.11 of this submission.

NOTICE AND AGENDA

Special Meeting of Shareholders
of
SPL WorldGroup B.V.
July 27, 2001

Dear Shareholders:

This is to notify you that a Special Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, on Friday, July 27, 2001. The Special Meeting of the Preferred Stock Shareholders shall be held at 9:30 A.M., and the Special Meeting of the Common Stock Shareholders shall be held at 10:00 A.M.

The meeting is being called to approve the remuneration of the Board of Directors of the Company in accordance with Article 17 of the Company's Articles, which provides as follows:

Article 17. Remuneration

The general meeting shall determine the remuneration of each Managing Director, as well as his other terms and conditions of employment. If and so far as the general meeting has appointed a Chief Executive Officer, the remuneration and other terms and conditions of employment of this Chief Executive Officer of the Company shall be determined and approved by the Board of Managing Directors.

The Compensation and Options Administration Committee of the Board of Directors of the Company has recommended that the sole remuneration of the Board of Managing Directors, with the exclusion of the Managing Director who is the Chief Executive Officer, be the grant to each such Managing Director of an option to purchase a total of 50,000 shares of the Company's common stock, par value NLG 0.12 per share, which grant is to cover the two-year period from January 1, 2001 until December 31, 2002. The exercise price per share of the option shall be the fair market value of the Company's common stock at the time of grant. The options shall vest ratably over the 24-month period at the end of each month commencing January 2001. If any director ceases to be a director of the Company prior to December 31, 2002, any unvested options shall be forfeited.

Please sign and fax the accompanying Proxy to the address indicated not later than midnight in Amsterdam on Thursday, July 26, 2001.

Dated: July 11, 2001

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President Administration, and
General Counsel

Please fax this form when completed, **but not later than July 26, 2001:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PROXY

Special Meeting of Shareholders of SPL WorldGroup B.V.
July 27, 2001

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), hereby appoints John Paans, a candidate civil law notary of Caron & Stevens/Baker & McKenzie, Amsterdam, or any other lawyer or (candidate) civil law notary of Caron & Stevens/Baker & McKenzie, Amsterdam, the true and lawful attorney and proxy for, and in the name, place, and stead of, the undersigned, to vote and act at the Special Meeting of Shareholders of the Company as fully as the undersigned could be entitled to vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above-mentioned attorney and proxy, or his substitute, may do in the name, place and stead of the undersigned. The Special Meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for the Common Stock Shareholders on July 27, 2001, or on any other day as the meeting may be held by adjournment or otherwise.

The proxy shall vote the shares of the undersigned as follows:

FOR approval of the remuneration of the Board of Managing Directors of the Company for calendar years 2001 and 2002, with the exclusion of the Managing Director who is the Chief Executive Officer, consisting of the grant of an option to purchase 50,000 shares of the Company's common stock, par value NLG 0.12 per share, which grant is to cover the two-year period from January 1, 2001 until December 31, 2002. The exercise price per share of the option shall be the fair market value of the Company's common stock at the time of grant. The options shall vest ratably over the 24-month period at the end of each month commencing January 2001.

Dated: July ___, 2001

____
Signature of Shareholder
(if acting in capacity as executor, administrator, trustee, or other authorized person, please indicate below)

____
Print name *(and title, if applicable)*
of Shareholder

REVISED
NOTICE AND AGENDA
(Revised to reflect the new date of the Meeting as July 30, 2001)

Special Meeting of Shareholders
of
SPL WorldGroup B.V.
July 30, 2001

Dear Shareholders:

This is to notify you that the Special Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company"), originally planned by the Company to be held on July 27, 2001 shall now be held on July 30, 2001. The meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands. The Special Meeting of the Preferred Stock Shareholders shall be held at 9:30 A.M., and the Special Meeting of the Common Stock Shareholders shall be held at 10:00 A.M.

The meeting is being called to approve the remuneration of the Board of Directors of the Company in accordance with Article 17 of the Company's Articles, which provides as follows:

Article 17. Remuneration

The general meeting shall determine the remuneration of each Managing Director, as well as his other terms and conditions of employment. If and so far as the general meeting has appointed a Chief Executive Officer, the remuneration and other terms and conditions of employment of this Chief Executive Officer of the Company shall be determined and approved by the Board of Managing Directors.

The Compensation and Options Administration Committee of the Board of Directors of the Company has recommended that the sole remuneration of the Board of Managing Directors, with the exclusion of the Managing Director who is the Chief Executive Officer, be the grant to each such Managing Director of an option to purchase a total of 50,000 shares of the Company's common stock, par value NLG 0.12 per share, which grant is to cover the two-year period from January 1, 2001 until December 31, 2002. The exercise price per share of the option shall be the fair market value of the Company's common stock at the time of grant. The options shall vest ratably over the 24-month period at the end of each month commencing January 2001. If any director ceases to be a director of the Company prior to December 31, 2002, any unvested options shall be forfeited.

Please sign and fax the accompanying Proxy to the address indicated not later than midnight in Amsterdam on Sunday, July 29, 2001.

Dated: July 13, 2001

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President Administration, and
General Counsel

Please fax this form when completed, **but not later than July 29, 2001:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. Fax No. +31-20-620-7475

REVISED PROXY

(Revised to reflect the new date of the Meeting as July 30, 2001)

Special Meeting of Shareholders of SPL WorldGroup B.V.
July 30, 2001

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), hereby appoints John Paans, a candidate civil law notary of Caron & Stevens/Baker & McKenzie, Amsterdam, or any other lawyer or (candidate) civil law notary of Caron & Stevens/Baker & McKenzie, Amsterdam, the true and lawful attorney and proxy for, and in the name, place, and stead of, the undersigned, to vote and act at the Special Meeting of Shareholders of the Company as fully as the undersigned could be entitled to vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above-mentioned attorney and proxy, or his substitute, may do in the name, place and stead of the undersigned. The Special Meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for the Common Stock Shareholders on July 30, 2001, or on any other day as the meeting may be held by adjournment or otherwise.

The proxy shall vote the shares of the undersigned as follows:

FOR approval of the remuneration of the Board of Managing Directors of the Company for calendar years 2001 and 2002, with the exclusion of the Managing Director who is the Chief Executive Officer, consisting of the grant of an option to purchase 50,000 shares of the Company's common stock, par value NLG 0.12 per share, which grant is to cover the two-year period from January 1, 2001 until December 31, 2002. The exercise price per share of the option shall be the fair market value of the Company's common stock at the time of grant. The options shall vest ratably over the 24-month period at the end of each month commencing January 2001.

Dated: July ___, 2001

____
Signature of Shareholder
(if acting in capacity as executor, administrator, trustee, or other authorized person, please indicate below)

____
Print name *(and title, if applicable)*
of Shareholder

SECOND REVISED
NOTICE AND AGENDA
(Revised to reflect the new date of the Meeting as August 16, 2001)

Special Meeting of Shareholders
of
SPL WorldGroup B.V.
August 16, 2001

Dear Shareholders:

This is to notify you that the Special Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company"), planned by the Company to be held on July 30, 2001 shall now be held on August 16, 2001. The meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands. The Special Meeting of the Preferred Stock Shareholders shall be held at 9:30 A.M., and the Special Meeting of the Common Stock Shareholders shall be held at 10:00 A.M.

The Special Shareholders Meeting is being postponed until August 16, 2001 so that the Company may address in this Second Revised Notice and Agenda certain questions that it has received over the past few weeks concerning the terms of the proposed stock option grant to the Board of Managing Directors, which is the subject of the Shareholders Meeting.

On December 14, 2000, the Compensation and Options Administration Committee of the Board of Directors of the Company recommended that the sole remuneration of the Board of Managing Directors, with the exclusion of the Managing Director who is the Chief Executive Officer, be the grant to each such Managing Director of an option to purchase a total of 50,000 shares of the Company's common stock, par value NLG 0.12 per share, which grant is to cover the two-year period from January 1, 2001 until December 31, 2002.

Exercise Price

The exercise price of the shares covered by the option is the fair market value of the Company's common stock at the time of the grant. Under the Company's First Amended 1998 Stock Plan, the fair market value of the Company common stock is determined by the Company's Board of Directors. This amount then serves as the exercise price for grants of stock options under the Plan. The current fair market value of the Company's common stock, as last determined by the Board of Directors of the Company, is US $4.20 per share. This is the value upon which the demerger transaction was effected on July 1, 2000.

Vesting

The shares vest ratably over the 24-month period from January 1, 2000 until December 31, 2000. If at any time a director ceases to be a director of the Company, all unvested share are then forfeited. Typically, the stock options that have been granted to directors since formation of the Company have been subject to accelerated vesting if a "change of control" event occurs with the Company. The specific provision in the Stock Option Agreement defining a Change of Control event is:

1. Change of Control. In the event that:

(a) any person (as such term is used in Section 13 of the Exchange Act and the rules and regulations thereunder and including any Affiliate or Associate of such person, as defined in Rule 12b-2 under the Exchange Act, and any person acting in concert with such person) not entitled to more than 50 percent of the voting power in the Company as of March 1, 1998 directly or indirectly acquires or otherwise becomes entitled to more than 50 percent of the voting power in the Company; or

(b) there occurs any merger or consolidation of the Company, or any sale, lease, or exchange of all or any substantial part (as determined by the Board of Directors or the Committee solely at its discretion) of the consolidated assets of the Company and its subsidiaries to any other person and (A) in the case of a merger or consolidation, the holders of outstanding stock of the Company entitled to vote in elections of directors immediately before such merger or consolidation hold less than 50 percent of the voting power of the survivor of such merger or consolidation or its parent; or (B) in the case of any sale, lease, or exchange, the Company does not own at least 50 percent of the voting power of the other person; or

(c) one or more new directors of the Company are elected and at such time five or more directors (or, if less, a majority of the directors) then holding office were not nominated or endorsed as candidates by a majority of the directors in office immediately before such election;

any non-vested portion of the Option shall vest immediately and the Option shall be deemed to pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to the unexercised portion of the Option would be entitled if he or she actually owned such shares immediately prior to the record date or other time any such event became effective.

Certain shareholders raised the concern that if an acceleration event were to occur, the acceleration should pertain only to the unvested options which would normally vest in the calendar year period in the director's year of service. The Company agrees with this. Therefore, for example, if an acceleration event were to occur on September 1, 2001, only the unvested options that would normally have vested by December 31, 2001 shall have their vesting accelerated. The vesting of options that normally would have vested in calendar year 2002 shall not be accelerated. Similarly, if an acceleration event were to occur on March 1, 2002, the unvested options that normally would have vested pro-rata per month in 2002 would immediately vest on the acceleration event.

Please sign and fax the accompanying Proxy to the address indicated no later than midnight in Amsterdam on Wednesday, August 15, 2001.

Dated: July 27, 2001

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President Administration, and
General Counsel

Please fax this form when completed, **but not later than August 15, 2001:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

SECOND REVISED PROXY

(Revised to reflect the new date of the Meeting as August 16, 2001)

Special Meeting of Shareholders of SPL WorldGroup B.V.
August 16, 2001

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), hereby appoints John Paans, a candidate civil law notary of Caron & Stevens/Baker & McKenzie, Amsterdam, or any other lawyer or (candidate) civil law notary of Caron & Stevens/Baker & McKenzie, Amsterdam, the true and lawful attorney and proxy for, and in the name, place, and stead of, the undersigned, to vote and act at the Special Meeting of Shareholders of the Company as fully as the undersigned could be entitled to vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above-mentioned attorney and proxy, or his substitute, may do in the name, place and stead of the undersigned. The Special Meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for the Common Stock Shareholders on August 16, 2001, or on any other day as the meeting may be held by adjournment or otherwise.

The proxy shall vote the shares of the undersigned as follows:

FOR approval of the remuneration of the Board of Managing Directors of the Company for calendar years 2001 and 2002, with the exclusion of the Managing Director who is the Chief Executive Officer, consisting of the grant of an option to purchase 50,000 shares of the Company's common stock, par value NLG 0.12 per share, which grant is to cover the two-year period from January 1, 2001 until December 31, 2002, as described in the Second Revised Notice and Agenda of Special Shareholders Meeting, dated July 27, 2001

Dated: August ___, 2001

____
Signature of Shareholder
(if acting in capacity as executor, administrator, trustee, or other authorized person, please indicate below)

____
Print name *(and title, if applicable)*
of Shareholder

THIRD REVISED
NOTICE AND AGENDA
(Revised to reflect the new date of the Meeting as August 23, 2001)

Special Meeting of Shareholders
of
SPL WorldGroup B.V.
August 23, 2001

Dear Shareholders:

This is to notify you that the Special Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company"), planned by the Company to be held on August 16, 2001, shall now be held on August 23, 2001. The meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands. The Special Meeting of the Preferred Stock Shareholders shall be held at 9:30 A.M., and the Special Meeting of the Common Stock Shareholders shall be held at 10:00 A.M.

The Special Shareholders Meeting has been postponed again so that the Company may address in this Third Revised Notice and Agenda certain additional questions that the Company has received concerning the terms of the proposed stock option grant to the Board of Managing Directors. The new date of the Meeting is Thursday, August 23, 2001.

On August 6, 2001, the Compensation and Options Administration Committee of the Board of Directors of the Company recommended that the sole remuneration of the Board of Managing Directors for calendar year 2001 be the grant to each Managing Director of an option to purchase shares of the Company's common stock, par value NLG 0.12 per share as stated below:

Outside Directors	25,000 shares
Inside Directors	12,500 shares
Designated Director of the Preferred Stock	0 shares

The option is to vest ratably per month over the 12 months during a director's tenure on the board, with the first monthly vesting date being January 31, 2001, and shall be subject to accelerated vesting upon a change of control as defined in the Company's standard option agreement for managing directors.

The exercise price of the shares covered by the option is the fair market value of the Company's common stock at the time of the grant. Under the Company's First Amended 1998 Stock Plan, the Company's Board of Directors determines the fair market value of the Company's common stock. This amount then serves as the exercise price for grants of stock options under the Plan. The current fair market value of the Company's common stock, as last determined by the Board of Directors of the Company, is US $4.20 per share. This is the value upon which the demerger transaction was effected on July 1, 2000.

Please sign and fax the accompanying Proxy to the address indicated no later than midnight in Amsterdam on Wednesday, August 22, 2001.

Dated: August 6, 2001

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President Administration, and
General Counsel

Please fax this form when completed, **but not later than August 22, 2001:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

THIRD REVISED PROXY

(Revised to reflect the new date of the Meeting as August 23, 2001)

Special Meeting of Shareholders of SPL WorldGroup B.V.
August 23, 2001

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), hereby appoints John Paans, a candidate civil law notary of Baker & McKenzie, Amsterdam, or any other lawyer or (candidate) civil law notary of Baker & McKenzie, Amsterdam, the true and lawful attorney and proxy for, and in the name, place, and stead of, the undersigned, to vote and act at the Special Meeting of Shareholders of the Company as fully as the undersigned could be entitled to vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above-mentioned attorney and proxy, or his substitute, may do in the name, place and stead of the undersigned. The Special Meeting shall be held at the offices of the Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for the Common Stock Shareholders on August 23, 2001, or on any other day as the meeting may be held by adjournment or otherwise.

The proxy shall vote the shares of the undersigned as follows:

FOR approval of the remuneration of the Board of Managing Directors of the Company for calendar year 2001, consisting of the grant of an option to purchase shares of the Company's common stock, par value NLG 0.12 per share, as follows:

Outside Directors	25,000 shares
Inside Directors	12,500 shares
Designated Director of the Preferred Stock	0 shares

Dated: August ___, 2001

____
Signature of Shareholder
(if acting in capacity as executor, administrator, trustee, or other authorized person, please indicate below)

____
Print name *(and title, if applicable)*
of Shareholder

August 6, 2001

Shareholders of SPL WorldGroup B.V.:

There has been considerable constructive communication from shareholders regarding the proposal for board compensation in the form of options for a two-year period of service. The summary of the major concerns is as follows:

1. Why is the proposal for two years when terms of service are one year?
2. Why do inside directors receive compensation in the form of options when they are significant shareholders already? Why don't they receive cash?
3. Why is the acceleration of vesting in the event of a change of control inclusive of the grant for both years versus inclusive of grants only for the year in which the change of control would occur?

I spoke with several of you regarding these concerns and engaged in some additional research into the typical compensation of board members of privately held companies. I polled the Compensation Committee of our Board and used our Human Resources surveys and contacts to determine what is common practice. Here is what I have found to be the norms:

1. Board members of privately held companies, particularly those, like SPL, that are conserving cash are NOT paid in cash, but in options.
2. Inside board members – with inside defined as non-employee shareholders with significant ownership of shares with assigned board seats or institutional investors with assigned board seats are typically NOT compensated.
3. Inside board members who are employees of the company are NOT compensated for their participation in the board.
4. Typical option grants are market determined, but generally greater the higher the option price, in our case, $4.20 per share.
5. All directors are reimbursed for any out of pocket expenses and, in most cases, allowed some travel perks, e.g. business class travel.

There are some reasons to treat SPL differently from the typical Silicon Valley start-up. With Fiscal 2001 revenues of $87 million (note: this could change with the audit to be completed mid-September) and a reasonable, though not excessive, working capital position, we are larger and in better financial shape than many technology companies that have no revenues and are consuming cash between financings. Our history is also longer than most technology companies, with shareholders and operations of one form or another dating back almost 30 years.

I would also note that our non-employee inside directors, while well incented based on existing shareholdings, are providing time to SPL and, due to their locations, must travel a long distance to participate in SPL board meetings. Thus I support recognizing their dedication and service to the board with option grants, albeit at a lower rate than outside directors.

Taking into account the concerns shared by shareholders, research into the norms of board compensation and SPL's configuration as a technology company, I am recommending a revision in our board compensation program as follows:

1. That we compensate outside directors for the calendar year of 2001 with options for 25,000 shares vesting monthly and accelerating fully on a change of control,
2. That we compensate inside directors appointed by the non-institutional SPL shareholders for the calendar year of 2001 with options at a level of 50% of the options to be received by outside directors; specifically, 12,500 shares.
3. That we eliminate options to be paid to directors appointed by institutional investors, e.g., TCV, and
4. That we reimburse board members for out-of-pocket expenses consistent with SPL's current travel policies.

I have polled the SPL WorldGroup board and received concurrence with these recommendations and have directed Richard Zolezzi, our General Counsel, to make a change in the shareholder's meeting date and associated resolutions to be passed to effect this recommendation.

Respectfully,

/s/ CD Hobbs
CD Hobbs
President and CEO

NOTICE AND AGENDA

Extraordinary General Meeting of Shareholders
of
SPL WorldGroup B.V.
May 13, 2002

Dear Shareholders:

This is to notify you that an Extraordinary General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of the Company, Teleportboulevard 140, 1043 EJ, Amsterdam, The Netherlands, on Monday, May 13, 2002 at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders.

The meeting is being called:

(i) to adopt an amendment to the Articles of Incorporation of the Company in connection with the proposed change of the Company's fiscal year from the annual period ending on June 30 of each year to the annual period ending December 31 of each year. Subparagraph 1 of Article 22 currently reads: "The company's financial year shall run from the first day of July up to and including the thirtieth day of June of the following year." As amended, Article 22.1 would be and read as follows:

"Article 22. Financial year. Drawing up the annual accounts

1. The company's financial year shall correspond with the calendar year."

(ii) to authorize each lawyer of Baker & McKenzie in Amsterdam to apply for the requisite statement of no-objection from the Netherlands Ministry of Justice with respect to the amendment, and to have draw up, to execute and to sign the deed of amendment to the Articles of Incorporation.

Accompanying this Notice and Agenda is a form of Proxy for your attention.

The purpose of the Extraordinary General Meeting of Shareholders is explained more fully below. Please sign and fax the Proxy to the following address not later than midnight in Amsterdam on Sunday, May 12, 2002:

TO: Mr. John Paans
Baker & McKenzie
Amsterdam **Fax No. +31-20-620-7475**

Change in Fiscal Year to Correspond to the Calendar Year

Management of the Company is proposing to the Shareholders of the Company that Article 22.1 of the Company's Articles of Incorporation be amended to change the Company's fiscal year end date to December 31 of each year, beginning with the Company's fiscal year ending in 2002. The purpose of this change is to facilitate the Company's accounting and audit process, and to align the Company with the more common practice of having a fiscal year that is also the calendar year. Over the course of the past year, the Company has worked extensively with its financial advisors to improve its financial reporting and the presentation of its business and financial information. Financial information presented on a calendar year basis is the typical practice. Management believes that if the Company adopts a calendar year as the fiscal year, it would allow both our customers as well as potential outside investors to better understand our business and compare us to the larger number of companies that report their financial information on a calendar year basis.

In connection with the proposed fiscal year change, Management proposes to have our outside auditors take the additional step of auditing our December 31, 2001 financial statements, which would likely be completed and provided to the shareholders in June or July of this year. Thereafter, as a result of the proposed change, the Company's current fiscal year would end on December 31, 2002. The Company's financial statements as of that date would be similarly audited, and those audited financial statements would be provided to the Shareholders within the customary 90 days following the end of the fiscal year, meaning by March 31, 2003.

Dated: April 26, 2002

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel

Please fax this form when completed, **but not later than May 12, 2002:**

TO: **Mr. John Paans,**
Baker & McKenzie, Amsterdam **Fax No. +31-20-620-7475**

PROXY

Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V.
May 13, 2002

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company, Teleportboulevard 140, 1043 EJ, Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders on May 13, 2002, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR adoption of an amendment to Article 22.1 of the Articles of Incorporation of the Company so that, as amended, Article 22.1 shall be and read as follows:

"Article 22. Financial year. Drawing up the annual accounts

1. The company's financial year shall correspond with the calendar year."

FOR authorization of each lawyer of Baker & McKenzie in Amsterdam to apply for the requisite statement of no-objection from the Netherlands Ministry of Justice with respect to the amendment to the Articles, and to have drawn up, to execute and to sign the deed of amendment to the Articles of Incorporation.

Dated: May ______, 2002

____
Signature of Shareholder

____
Name (or title) of Shareholder

SPL
Innovate·Adapt·Excel

STRICTLY CONFIDENTIAL

April 26, 2002

To Our Common Shareholders:

We would like to thank all of you who responded to the questionnaire that we sent on March 22, 2002. The results of the questionnaire are very clear: out of all the responses, shareholders holding less than 1% of the stock of the Company on a fully diluted basis indicated any interest in selling shares at a price of US $3.50.

Over the past months, the Company has worked with its investment bankers to identify one or more funding sources that could provide liquidity to shareholders interested in selling some or all of their stock in the Company and that could also provide possible additional working capital to the Company. The valuations for our Company discussed by these investment sources valued our Company in the range of less than one times projected FY 02 revenue of approximately US $98 million. After applicable transaction fees, the valuations would have equated to as low as $3.50 per share. Neither management of the Company nor the Board of Directors expressed any interest to support or recommend a transaction at that valuation. However, I personally wanted to poll the shareholders to understand their interest and be able to draw to a close the current efforts to identify acceptable liquidity sources for the shareholders. We will not pursue the current discussions with the funding sources. While our business has continued to grow even during the recent recession, it is clear that company valuations, including those given to our Company by the investment community, remain depressed.

Looking forward, I intend to continue to strive to build shareholder value and opportunities for our shareholders to seek liquidity if they desire. My goal will be to continue to try to grow our business organically as well as possibly considering strategic acquisition opportunities as they arise, which could assist us in extending our product offering and possibly entering additional vertical markets that we currently are not able to access.

While we will continue to apprise you of our business in our periodic shareholder updates, I wanted to bring to your attention that we wish to ask you to approve a change in our fiscal year end date from June 30 to December 31. Under Dutch law, this requires a simple amendment to the Company's Articles of Incorporation. We are circulating with this letter a Notice of Extraordinary General Meeting and a Proxy to effect the amendment. We wish to make the change to bring our Company more into the mainstream and better align our fiscal year end with the normal fiscal periods of our clients. If you approve the change, we will provide you with an audit of our financial results for the six-month period ending December 31, 2001. Thereafter, we will provide you with audits of full calendar years beginning with calendar year 2002.

Sincerely,

/s/ CD Hobbs

CD Hobbs
Chairman and Chief Executive Officer

CC... -1 ... 7:21

MINUTES

of a special meeting of shareholders of
SPL WorldGroup B.V.,
having its corporate seat at Amsterdam
(hereinafter referred to as the "Company")
held on August 23, 2001 in Amsterdam.

Chairman : Mr. John C.C. Paans
Secretary : Mr. Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Incorporation and the statutory provisions. The chairman furthermore informed the meeting that, according to the attendance list, which will be attached to the minutes of this meeting, 6,756,536 shares are represented at the meeting, constituting approximately 48.92 % of the entire issued share capital, so that valid resolutions may be adopted in respect of all agenda items, provided they are adopted with an absolute majority.

The chairman brought up for discussion the following issue included in the agenda for this meeting:

The approval of the remuneration of the Board of Managing Directors of the Company for calendar year 2001, consisting of the grant of an option to purchase shares of the Company's common stock, par value NLG 0.12 per share, as follows:

Outside Directors	25,000 shares
Inside Directors	12,500 shares
Designated Director of the Preferred Stock	0 shares

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the approval of the remuneration of the Board of Managing Directors of the Company for calendar year 2001 as set forth above and observed that 6,530,121 votes (96.6% of the votes cast) were cast in favor of this proposal and therefore this proposal is hereby accepted.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, August 23, 2001

John C.C. Paans
Chairman

Alex van Doorn
Secretary

ATTENDANCE LIST SPECIAL MEETING OF SHAREHOLDERS SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, AUGUST 23, 2001

Name	# Shares Series B Common	# Shares Series A Preferred	# Shares Series B Preferred	Proxy	Date of Proxy
Lim, C. Yee Chan	5205			Yes	August 8, 2001
Schindelhaim, Yehiel	33400			Yes	August 8, 2001
Faulkner, Darren Martin	76			Yes	August 7, 2001
Debam N.V.	1584860			Yes	August 7, 2001
Walsh, Richard E.	83500			Yes	August 6, 2001
Leatherwood, John	107			Yes	August 6, 2001
Stevens, Stephanie Lynn	806			Yes	August 7, 2001
Low Kum, Raymond Anthony	326			Yes	August 7, 2001
Anderson, Craig Brian	68204			Yes	August 6, 2001
Folb Holdings Pty Ltd	281920			Yes	August 7, 2001
Withrow, Kent Dean	257			Yes	August 9, 2001
Josephson, Joseph Theodore			2000	Yes	August 9, 2001
Maguire, John Norris	51720			Yes	August 10, 2001
Pfaff, Nancy	1766			Yes	August 11, 2001
Jarvie Nominees Ltd	1992530			Yes	August 7, 2001
Standard Bank Nominees Ltd.	307266			Yes	August 13, 2001
Lucier, Timothy Richard	200			Yes	August 20, 2001
McKenzie, Anthony William	226415			Yes	August 19, 2001
Carlitz, Terry Higgins	40000			Yes	August 14,2001
Zolezzi, Richard Victor	25960			Yes	August 20, 2001
Interstate Johson Lane Corporation (acc. 527-80895-10)	17144			Yes	August 20, 2001
Interstate Johson Lane Corporation (acc. 527-80896-19)	4086			Yes	August 20, 2001
Interstate Johson Lane Corporation (acc. for B.W. Bourne)	35720			Yes	August 20, 2001
Ward, Jennifer Lynn	2596			Yes	August 17, 2001
Khaw, Pek Leong	584			Yes	August 20, 2001
Leong, Fook wah	2812			Yes	August 20, 2001

TCV L.P.	39380	674590		Yes	August 20, 2001
TCV C.V.	3120	53420		Yes	August 20, 2001
TCV II V.O.F.	9996	5800	3108	Yes	August 20, 2001
TCV II C.V.	46978	27270	14608	Yes	August 20, 2001
TCV II L.P.	307704	178600	95674	Yes	August 20, 2001
TCV II (Q) L.P.	236565	137310	73556	Yes	August 20, 2001
TCV II Strategic Partners L.P.	41983	24360	13054	Yes	August 20, 2001

TOTAL 5453186	1101350	202000	

05 ... -4 ... 7:21

MINUTES
of the annual general meeting 2001
of shareholders of
SPL WorldGroup B.V.,
having its corporate seat at Amsterdam
(hereinafter referred to as the "Company")
held on December 28, 2001 in Amsterdam.

Chairman: Mr John C.C. Paans
Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Incorporation and the statutory provisions. The chairman furthermore informed the meeting that, according to the attendance list, which will be attached to the minutes of this meeting 10,144,032 shares are represented at the meeting, constituting approximately 73,4 % of the entire issued share capital, so that valid resolutions may be adopted in respect of all agenda items, provided they are adopted with an absolute majority.

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. the proposal to elect to the Board of Directors of the Company the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders

Agreement dated as of July 1, 2000 among the shareholders of the Company (the "Shareholders Agreement").

2. the proposal to elect to the Board of Directors of the Company the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

3. the proposal to re-elect to the Board of Directors of the Company Moshe Mor as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

4. the proposal to re-elect to the Board of Directors C.D. Hobbs as Chief Executive Officer of the Company.

5. the approval of the calendar year 2002 compensation of those members of the Board of Managing Directors who receive companesation in their roles as director of the Company, as detailed in Notice and Agenda.

6. the approval of the fiscal year 2001 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company, as provided in Article 24 of the Articles of Incorporation of the Company.

7. the adoption of the audited accounts of the Company for the fiscal year ended June 30, 2001.

8. the approval of the cancellation of a total of 187,767 shares of the Company's Series B common shares repurchased or to be repurchased from the following shareholders: Bruce W. Bourne (58,826); Daan Mare (38,110 shares); STC International Limited, as trustee of the Chaz Trust (50,831 shares); and Say Han Tan (40,000 shares).

9. the authorization of each lawyer of Baker & McKenzie, Amsterdam, to take whatvever actions necessary to consummate the above mentioned cancellation of Series B common shares.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda. The chairman informed that there were only two nominees for Inside Director in the pre-meeting election. The chairman proposed to appoint both the nominees as Inside Director of the Company effective per the date of the meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second item on the agenda, being the election of the three nominees receiving the highest number of votes as Outside Directors of the Company. The chairman put the proposal to a vote and observed that the shareholders of the Company voted as follows:
Shaul Ashkenazi, 2,388,822 votes;
Daniel L. Eilers, 6,200,137 votes;
Stanley J. Meresman, 11,122,503 votes; and
Alicia Rotbard 9,681,176 votes.
The chairman observed that as a result of the voting, Daniel L. Eilers, Stanley J. Meresman and Alicia Rotbard were elected as Outside Directors of the Company effective per the date of the meeting.

Subsequently the chairman moved to the third item on the agenda, being the re-election of Mr. Moshe Mor as Director to the Board of Directors of the Company. The chairman put this proposal to a vote and observed that 10,020,503 votes (98,9%) were cast in favor of this proposal and 123,529 votes (1,1%) were cast against this proposal, therefore this proposal is hereby accepted.

The chairman then proceeded to the fourth item of the agenda, being the re-election of Mr. C.D. Hobbs to the Board of Directors of the Company and observed that all votes were cast in favor of this proposal and therefore this proposal is hereby accepted.

The chairman proceeded to the fifth item on the agenda, being the approvel of the calendar year 2002 compensation of those members members of the Board of Managing Directors who receive companesation in their roles as director of the Company, as detailed in Notice and Agenda.

This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the sixth item on the agenda, being the approval of the fiscal year 2000 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company, as provided in Article 24 of the Articles of Incorporation of the Company. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Then the chairman moved to the seventh agenda item, being the adoption of the audited accounts of the Company for the fiscal year ended June 30, 2001. This proposal was put to a vote and the chairman observed the this proposal was unanimously accepted by the shareholders present at the meeting.

Subsequently the chairman proceeded to the eighth item on the agenda, being the approval of the cancellation of a total of 187,767 shares of the Company's Series B common shares repurchased or to be repurchased from the following shareholders: Bruce W. Bourne (58,826); Daan Mare (38,110 shares); STC International Limited, as trustee of the Chaz Trust (50,831 shares); and Say Han Tan (40,000 shares). This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Then the chairman moved to the ninth agenda item, being the authorization of each lawyer of Baker & McKenzie, Amsterdam, to take whatvever actions necessary to consummate the cancellation of Series B common shares mentioned under agenda item 8. This proposal was put to a vote and the chairman observed the this proposal was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, December 28, 2001.

John C.C. Paans
Chairman

Alex van Doorn
Secretary

ATTENDANCE LIST ANNUAL MEETING OF SHAREHOLDERS SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, DECEMBER 28, 2001

Name	# Shares	Proxy	Date of Proxy
Detente Limited	448160	Yes	December 11, 2001
C.S. Michaelis	14994	Yes	December 10, 2001
J. Thomas	5000	Yes	December 11, 2001
D. Delaurentis	3465	Yes	December 11, 2001
W.R. Rueth III	8245	Yes	December 10, 2001
Esdage Trust	83500	Yes	December 11, 2001
A.J. Lakier	6600	Yes	December 11, 2001
E. Lebedinsky	41120	Yes	December 12, 2001
C.M. Holloway	300200	Yes	December 10, 2001
D.M. Holloway	6600	Yes	December 5, 2001
S.T. Holloway	6600	Yes	December 11, 2001
D.L. Mulit	3825	Yes	December 9, 2001
J.T. Josephson	2000	Yes	December 10, 2001
R. Walsh	83500	Yes	December 10, 2001
J.C. Rueth	3590	Yes	December 10, 2001
J. Flosi	1755	Yes	December 10, 2001
Debam N.V.	1584860	Yes	December 10, 2001
Folb Holdings Pty Ltd.	281920	Yes	December 10, 2001
Standard Bank Nominees (C.I.) Ltd	307266	Yes	December 14, 2001
C. Anderson	68204	Yes	December 14, 2001
M.J. Johnson	238	Yes	December 13, 2001
L.C. Holloway	6600	Yes	December 13, 2001
Y. Delmar	38940	Yes	December 17, 2001
Frank P. Quattrone	5000	Yes	December 12, 2001
R. Zolezzi	25960	Yes	December 17, 2001
Wachovia Securities (for R. Zolezzi)	21230	Yes	December 17, 2001
Spread Trustee Company Ltd (account 1644)	161462	Yes	December 18, 2001
J.N. Maguire	51720	Yes	December 18, 2001
T. Carlitz	40000	Yes	December 18, 2001
S.A. Buchman	1725	Yes	December 10, 2001
H & S Group Pty Ltd.	168240	Yes	December 20, 2001
B.W. Bourne	182732	Yes	December 19, 2001
Wachovia Securities (for B.W. Bourne)	35720	Yes	December 19, 2001
B. McPherson	40000	Yes	December 20, 2001
K.D. Withrow	257	Yes	December 21, 2001
STC International Ltd (Carisbrook Trust)	450000	Yes	December 13, 2001

STC International Ltd (Chaz Trust)	82240	Yes	December 13, 2001
A.W. McKenzie	226415	Yes	December 21, 2001
L.S. Israelstam	496950	Yes	December 25, 2001
R. Huntley	25400	Yes	December 19, 2001
D. Lim	5000	Yes	December 26, 2001
TCV L.P.	713970	Yes	December 26, 2001
TCV C.V.	56540	Yes	December 26, 2001
TCV II VOF	18904	Yes	December 26, 2001
TCV II C.V.	88856	Yes	December 26, 2001
TCV II L.P.	581978	Yes	December 26, 2001
TCV II (Q) L.P.	386929	Yes	December 26, 2001
TCV II Strategic Partners L.P.	79397	Yes	December 26, 2001
G. Waisel	164500	Yes	December 27, 2001
K.E. Rybka	33890	Yes	December 27, 2001
Jarvie Nominees Limited	1992530	Yes	December 27, 2001
Y. Schindelhaim	34700	Yes	December 27, 2001
Stichting SPL WorldGroup Employee Stock	664605	Yes	December 27, 2001

TOTAL	10144032

Election of Inside Director

Name	**Lewis Folb**		**Trevor Winer**	
Votes:	168000	H&S Group Pty Ltd	685726	TCV I and TCV II
	226414	A. McKenzie	450000	STC Int. Ltd. for the Carisbrook Trust
	993900	L. Israelstam	82240	STC Int. Ltd. for the Chaz Trust
	9540	H. Schaffer	83500	Esdage Trust
	83500	Esdage Trust	6600	D.M. Holloway
	6600	D.M. Holloway	300200	C.M. Holloway
	82240	STC Int. Ltd. for the Chaz Trust	6600	S.T. Holloway
	300200	C.M. Holloway	6600	L.C. Holloway
	6600	S.T. Holloway	167000	R. Walsh
	6600	L.C. Holloway	6600	A.J. Lakier
	3825	D.L. Mulit	9540	H. Schaffer
	450000	STC Int. Ltd. for the Carisbrook Trust	40000	B.W. Taylor
	82240	E. Lebedinsky	47190	R. Zolezzi
	3169720	Debam N.V.	77876	J.N. Maguire
	563840	Folb Holdings Pty Ltd	1375120	Brandes Family Trust
	6600	A.J. Lakier	3825	D.L. Mulit
	685726	TCV I and TCV II	159626	B.W. Bourne
	40000	B.W. Taylor	38940	Y. Delmar
	47190	R. Zolezzi	168000	H&S Group Pty Ltd
	77876	J.N. Maguire	226414	A. McKenzie
	159626	B.W. Bourne	66000	K.E. Rybka
	38940	Y. Delmar	33400	Y. Schindelhaim
	329000	New Horizons Trust	1992530	Jarvie Nominees Ltd
	329000	G. Waisel	664605	St. SPL WG Employee Stock
	40336	M.R. van Rooyen	80000	B. McPherson
	40336	S.E. Iles		
	33400	Y. Schindelhaim		
	1992530	Jarvie Nominees Ltd		
	664605	St. SPL WG Employee Stock		
	822924	Spread Trustee Company Ltd (1644)		
Total	**11461308**		**6778132**	

Election of Outside Director

Name	Shaul Ashkenazi	Daniel L. Eilers
Votes:	107160 B.W. Bourne	61680 E. Lebedinsky
	679242 A. McKenzie	450300 C.M. Holloway
	9540 H. Schaffer	9900 S.T. Holloway
	335580 S. Ashkenazi	9900 D.M. Holloway
	250500 Esdage Trust	120000 B. McPherson
	19800 A.J. Lakier	250500 R. Walsh
	493500 New Horizons Trust	9900 L.C. Holloway
	493500 G. Waisel	60000 B.W. Taylor
		76200 R. Huntley
		141570 R. Zolezzi
		484386 Spread Trustee Company Ltd. (1644)
		233628 J.N. Maguire
		120000 T. Carlitz
		11475 D.L. Mulit
		371718 B.W. Bourne
		116820 Y. Delmar
		168000 H&S Group Pty Ltd
		2062680 Brandes Family Trust
		474120 TCV I and TCV II
		675000 STC Int. Ltd. for the Carisbrook Trust
		123360 STC Int. Ltd. for the Chaz Trust
		99000 K.E. Rybka
		70000 Y. Schindelhaim
Total	**2388822**	**6200137**

Election of Outside Director

Name	Stanley J. Meresman		Alicia Rotbard	
	61680	E. Lebedinsky	1344480	Detente Ltd (Riverside Trust)
	450300	C.M. Holloway	4754580	Debam N.V.
	9900	S.T. Holloway	845760	Folb Holdings Pty Ltd
	9900	D.M. Holloway	921798	Standard Bank Nominees (CI) Ltd
	9900	L.C. Holloway	168000	H&S Group Pty Ltd
	60000	B.W. Taylor	1490850	L. Israelstam
	123360	STC Int. Ltd. for the Chaz Trust	60504	M.R. van Rooyen
	168000	H&S Group Pty Ltd	60504	S.E. Iles
	1583058	TCV I and TCV II	34700	Y. Schindelhaim
	675000	STC Int. Ltd. for the Carisbrook Trust		
	5977590	Jarvie Nominees Ltd		
	1993815	St. SPL WG Employee Stock		
Total	**11122503**		**9681176**	

MINUTES

of the extraordinary general meeting

of shareholders of

SPL WorldGroup B.V.,

having its corporate seat at Amsterdam

(hereinafter referred to as the "Company")

held on May 13, 2002 in Amsterdam.

Chairman: Mr John C.C. Paans

Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Incorporation and the statutory provisions. The chairman furthermore informed the meeting that, according to the attendance list, which will be attached to the minutes of this meeting, 8,440,082 shares are represented at the meeting, constituting approximately 61,1 % of the entire issued share capital (excluding the shares that were repurchased by the Company, i.e.187,767 shares).

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. the proposal to adopt an amendment to Article 22.1 of the Articles of Incorporation of the Company so that, as amended, Article 22.1 shall be and read as follows:

   "Article 22. Financial year. Drawing up the annual accounts

   1. The company's financial year shall correspond with the calendar year."

2. the proposal to authorize each lawyer of Baker & McKenzie in Amsterdam to apply for the requisite statement of no-objection from the Netherlands Ministry of Justice with respect to the amendment to the Articles, and to have drawn up, to execute and to sign the deed of amendment to the Articles of Incorporation.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda, being the amendment to the Articles of Incorporation of the Company. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie in Amsterdam to apply for the requisite statement of no-objection from the Netherlands Ministry of Justice with respect to the amendment to the Articles, and to have drawn up, to execute and to sign the deed of amendment to the Articles of Incorporation.
The chairman put this proposal to a vote and observed that all votes were cast in favor of this proposal and therefore this proposal is hereby accepted.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, May 13, 2002.

John C.C. Paans
Chairman

Alex van Doorn
Secretary

ATTENDANCE LIST EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, MAY 13, 2002

Name	# Shares	Proxy	Date of Proxy
Y. Delmar	38940	Yes	April 26, 2002
H&S Group Pty Ltd.	168240	Yes	April 29, 2002
Détente Ltd. (The Riverside Trust)	448160	Yes	April 29, 2002
Standard Bank Nominees (C.I.) Ltd	307266	Yes	April 30, 2002
M. Selig	100	Yes	May 1, 2002
Debam N.V.	1584860	Yes	May 2, 2002
Jarvie Nominees Ltd.	1992530	Yes	May 3, 2002
M.A. Goolam-Mahomed	1840	Yes	May 1, 2002
Bayview Investors Ltd.	41270	Yes	May 2, 2002
TCV	1987076	Yes	May 2, 2002
Raymond Low	326	Yes	May 1, 2002
C.Y.C. Lim	5205	Yes	May 2, 2002
Albert A. Eisenstat	12500	Yes	May 1, 2002
John P. Leatherwood	107	Yes	May 1, 2002
John Norris Maguire	51720	Yes	May 8, 2002
Terry H. Carlitz	40000	Yes	May 1, 2002
Craig B. Anderson	68204	Yes	May 4, 2002
Stacia A.F. Pasquale	232	Yes	May 6, 2002
Anthony W. McKenzie	226415	Yes	May 1, 2002
Brandes Family Trust	687560	Yes	May 10, 2002
Sarah E. Iles	20168	Yes	May 10, 2002
Richard Huntley	25400	Yes	May 6, 2002
Michael R. van Rooyen	20168	Yes	May 1, 2002
Stichting SPL WorldGroup Employee Stock	664605	Yes	May 13, 2002
Richard Zolezzi	25960	Yes	May 10, 2002
Wachovia Securities, Inc. (acc.527-80896-10)	17144	Yes	May 10, 2002
Wachovia Securities, Inc. (acc.527-80896-19)	4086	Yes	May 10, 2002

TOTAL	8440082

Information the Company has Posted on the Company's Internet Website, www.splwg.com

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Customer Management Solutions

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SPL's CorDaptix™: The Leading Customer Management Software Solution


CorDaptix

CorDaptix has been designed for markets where products and services are always changing, and where the only constant is the need for a customer-focused billing system that can adapt to change. CorDaptix's open, scalable and modular architecture provides the adaptable core for a customer management solution supporting multi-language, multi-jurisdictional, multi-currency, multi-product and service lines.

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CASE STUDY: SPL Customer Management Software Helps Eskom Electrify South Africa


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Find out how SPL helped a utility company which generates 95% of the electricity in South Africa improve their debt recovery and credit & collection functionality, while helping an economically struggling population plan and pay for electricity use. **(PDF Format, 99K)**

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"Corporate Ethics and the Failure of Leadership" – An Article by SPL President & CEO, CD Hobbs


SPL WorldGroup
POINT OF VIEW

CD Hobbs addresses values, ethics and the responsibilities of chief executives to shareholders, customers and employees in his October/November 2002 Guest Column in *Pipeline & Gas Journal*.

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SPL In The News:

Feb. 3: Nine Go-Lives Accelerate SPL WorldGroup's End-of-Year Momentum

Dec. 11: Partnership with SPL WorldGroup Helps Minnesota Power Save Money, Lead in Customer Management

Dec. 9: Robert Brnilovich Joins SPL WorldGroup To Head Global Customer Management Services Operations

Nov. 26: Las Vegas Valley Water District Chooses SPL WorldGroup's Customer Management System

Nov. 18: SPL Reports Sharp Rise in the Quarter's Revenue

Nov. 7: SPL WorldGroup's CD Hobbs to Offer View of the Future at Energy IT Conference

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Company Information



SPL WorldGroup (SPL) is the leading provider of best-of-breed customer management software products and solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% implementation success record, SPL demonstrates its place as the market leader in providing scalable and adaptable customer management products that evolve with client requirements and enable unrivaled business responsiveness.

SPL Vision
SPL offers a crucial advantage in an increasingly customer-centric environment — the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing.

Led by an experienced and visionary management team, SPL builds solutions that are innovative, adapt to changing business requirements, and enable excellence in customer management.

The SPL team has extensive energy industry knowledge and experience in delivering successful customer management products, solutions, and advice across multiple energy markets. This is employed in stimulating and facilitating innovative industry discussion, vision and thought leadership and is consistently demonstrated in industry participation, innovative products, advice and alliances.

The company employs more than 600 professionals throughout North America, Europe, the Middle East and Asia Pacific and has delivered its customer management products to more than 50 companies worldwide.

SPL WorldGroup Culture, Values and People
Our people make the difference. SPL WorldGroup is a place where world-class industry professionals unlock the potential of technology. Our people are our greatest asset, and the driving force behind every SPL customer success.

SPL WorldGroup History: A Start-up with more than 30 Years of History
SPL WorldGroup opened its offices in Johannesburg, South Africa in 1968. The main motivation of the founders of SPL was to create a "different kind of software company" which became SPL's unique culture.

Over the years, spurred by the entrepreneurial sense of adventure, independent "replicas" of SPL were created in Israel (1977), Australia (1978), the United States (1982) and South East Asia (1984). All of those SPLs, while independent, were in the same business of providing software products and solutions and more importantly, shared the same SPL culture.

In 1994, these entrepreneurs came together to explore the idea of once again becoming a single global entity. It was clear that joining forces would create an immediate opportunity to share investment, and its expertise in worldwide markets, bringing added value to customers, shareholders and employees. All of the SPLs merged to take on a new global dimension, and SPL WorldGroup was born.

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Executive Team

CD Hobbs
President and Chief Executive Officer

Guerry Waters
Chief Technology Officer and
Senior Vice President Marketing Strategy

Michael Martini
Senior Vice President and Chief Financial Officer

Peter M. Thomas
Senior Vice President, Global Sales

Julian Brandes
Senior Vice President, Global Accounts, Managing Director of EMEA

Jim Reardon
Senior Vice President, Global Accounts

Robert Brnilovich
Senior Vice President, Global Professional Services

Madeline Selig
Senior Vice President

Richard Zolezzi
Senior Vice President, Administration and General Counsel

Joanne Kelley
Managing Director, TransFormance Group

Geoff Holloway
President, Search Software America

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CD Hobbs

President and Chief Executive Officer



CD Hobbs is recognized throughout the utility and service industries as a thought leader who emphasizes the importance of organizational innovation and customer relationships as keys to excellence in a rapidly changing marketplace. He was appointed to the position of President and Chief Executive Officer of SPL WorldGroup in August 2000.

Prior to joining SPL, Mr. Hobbs was Senior Vice President at META Group, where he developed and led the Energy Information Strategies group from inception to its position as a major information technology advisory group to the energy industry. In 1999, he assumed responsibility for all of META's vertical industry practices and its Executive Services.

Between 1977 and 1991, Mr. Hobbs held several executive positions with Portland General Electric, including Senior Vice President, Business Development, and Chief Financial Officer. He played a key role in formulating and executing Portland General's strategy for transition in the rapidly changing industry.

Mr. Hobbs holds a B.S. in business administration and organizational development and an MBA in finance. He has keynoted around the world on the issues and drivers that affect the way energy companies do business, and he has published extensively on the topic of change and its impact on the energy business.

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Guerry Waters

Chief Technology Officer and Senior Vice President, Marketing and Strategy, SPL WorldGroup



Guerry Waters has more than 30 years experience in global information technology strategy, organization, architecture, and business-driven IT solutions. He has been the Senior Vice President of Marketing and Strategy at SPL WorldGroup since November 2000.

Prior to joining SPL, Mr. Waters was Vice President of Energy Information Strategy at META Group, where he focused on customer management and alignment of the information technology function with the energy lines of business. His previous responsibilities in the energy industry included the positions of CTO and Director of Technology Strategy and Engineering at Southern Company.

Mr. Waters' educational background includes concentrations of studies in business, technology and extensive course work and studies in management, strategy development, and implementation planning. He is a frequent speaker and writer on issues surrounding the transformation of information technology and the creation of customer-related strategies and solutions in an increasingly competitive global market.

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Michael Martini

Senior Vice President and Chief Financial Officer

Michael Martini is Senior Vice President and Chief Financial Officer for SPL WorldGroup. An expert in analyzing new business opportunities as well as in re-engineering existing processes, he has more than 20 years of experience in strategic and financial analysis and planning in telecommunications and technology enterprises.

Prior to joining SPL, Mr. Martini was Vice President and CFO / West Region for AT&T Broadband, then the largest cable television provider in the U.S. and a leader in residential broadband high-speed data and telephone products. He was previously Vice President, High Speed Data Operations for the company's residential data business in California.

Mr. Martini has served in a variety of senior management roles in finance and business development with Pacific Bell/SBC Communications, including Vice President and CFO for Pacific Bell Communications and Executive Director, Business Planning and Analysis, for Pacific Bell Corporation.

Mr. Martini holds a Bachelor of Science in Finance and Economics from California State University, Sacramento, and an MBA in Finance from Golden Gate University, San Francisco.

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Peter M. Thomas

Senior Vice President, Global Sales



Peter M. Thomas has more than 20 years of experience in international high technology, consulting, finance, and energy-related companies. He joined SPL Worldgroup in 2001 as head of global sales.

Prior to joining SPL, Mr. Thomas held several senior marketing, management, and technical positions in established worldwide corporations as well as in start-ups. He was most recently Senior Vice President, U.S. Sales at META Group, a research and advisory company serving global companies. He previously headed U.S. sales for META's energy vertical. Mr. Thomas has also held positions at a major financial services corporation and at several international high-technology companies.

Mr. Thomas holds a B.S. from University College of Swansea.

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Julian Brandes

Senior Vice President, Global Sales, Managing Director of EMEA



Julian Brandes has decades of experience in implementing information technology systems. In his current role, he focuses on customer service and support for key SPL customers and prospects.

Mr. Brandes joined SPL in South Africa in 1973 and advanced through systems analysis and design to the management of large application development projects. In 1981, he co-founded SPL USA and was the company's chief executive officer until the formation of SPL WorldGroup in 1994. He was responsible for blending the methodologies and business practices of the various companies that merged to form SPL WorldGroup, then subsequently headed SPL's Delivery practice, which was responsible for the implementation of the CIS PLUS® product.

Mr. Brandes holds bachelor's degrees in mathematics and mathematical statistics.

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Executive Team

Jim Reardon

Senior Vice President, Global Sales



Jim Reardon has been appointed to the position of Senior Vice President, Global Accounts. Mr. Reardon joined SPL in November of 1995 and has played a significant role in the growth of SPL's Energy business.

Prior to his work at SPL, Mr. Reardon was the Vice President of Customer Service for Elizabethtown Gas/NUI. He began his work at Elizabethtown in 1980 and held various IT and Customer Service positions. While he was there, Mr. Reardon implemented new technologies in the field service, greatly expanded customer service revenue, and established customer service as a separate business unit.

Jim Reardon received his bachelor's degree in economics from Wharton School of Business, University of Pennsylvania.

Executive Team

Robert Brnilovich

Senior Vice President, Global Professional Services



As head of SPL's professional services organizations, Robert Brnilovich has operating authority over worldwide product installations, business technology transformation services, and global training.

Prior to joining SPL, Mr. Brnilovich had an extensive career with leading systems integrators BearingPoint, (formerly KPMG), Andersen, and PricewaterhouseCoopers. He directed utility-industry customer technology projects throughout North America, focusing on CIS/CRM and ERP strategies, process reengineering, and organization realignment. He gained broad experience in providing end-to-end solutions for core business processes, with expertise in strategy, application selection and implementation, and the extraction of value from existing business systems. He is also an expert in leveraging technologies like IVR, imaging and content management, and the Internet as a part of customer management solutions.

Mr. Brnilovich holds a Bachelor of Science degree from Miami University and an MBA from George Mason University. He is a Certified System Professional and a member of the Institute of Certified Computer Professionals.

Executive Team

Madeline Selig

Senior Vice President, Product Development



Ms. Selig joined SPL in September 2000 to take responsibility for global product development and customer support. Ms. Selig is focused on ensuring that SPL evolves into a true software product company offering its global customers world-class support. Ms. Selig has an extensive background in managing and leading the development of mission-critical software products as well as in customer support and responsiveness.

Ms. Selig's background in managing and leading product development, product support and information technology service functions includes working in a variety of key roles at a number of large software vendors. Her 20+ year career includes executive and management positions with Spear Technologies, Inc., where Ms. Selig was most recently Vice President, Engineering, Health Systems Design Corporation, Silverrun Technologies, Synon Corporation, Pansophic Systems, and Computer Systems and Applications, among others.

Ms. Selig has a B.A. in Sociology, B.S. in Electronics Technology and undertook graduate studies in Political Science at the University of Houston.

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Executive Team

Richard Zolezzi

Senior Vice President, Administration and General Counsel



Richard Zolezzi is the Company's Senior Vice President, Administration and General Counsel. In this capacity he is responsible for the legal affairs of the Company worldwide and the Company's facilities. Mr. Zolezzi joined SPL in 1996 as the Vice President Corporate Development and General Counsel and has been a major proponent of the Company's expansion in Europe.

Mr. Zolezzi was previously a partner at Lillick & Charles in San Francisco, where he served as principal legal advisor to SPL WorldGroup's founding team. He was also a senior lawyer with Rogers & Wells in New York, where he worked in the firm's mergers & acquisitions and finance groups.

Mr. Zolezzi holds a Bachelor's degree in Economics from Stanford University and received his law degree from Hastings College of the University of California.

SPL
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Services:
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Executive Team

Joanne Kelley

Managing Director, Transformance Group



Joanne Kelley has more than 20 years of global experience with energy companies, consulting in benchmarking, outsourcing, sales force automation, due diligence, product and service feasibility, and organizational and business alignment resulting from deregulation.

Prior to joining SPL WorldGroup, Inc., Ms. Kelley was Vice President of Executive Services at META Group, where she started an energy consulting practice, offering consulting services to energy/utility companies and to third-party providers to the energy industry. She was previously Vice President of the Energy/Utilities practice at Renaissance, an international consulting firm, where she focused on business strategy and information technology. Ms. Kelley also worked with the utility industry in sales management, marketing management and consulting roles at both Hewlett Packard and Digital Equipment Corporation (now Compaq), where she was Director of Utility Industry Marketing for the Americas.

Ms. Kelley holds a B.A. from Goucher College and an M.A. from Smith College. She also received an M.B.A. in Marketing from Simmons College, the Graduate School of Management. She is on the Board of Directors of the Chemical Paper Manufacturing Corporation, a privately held corporation.

SPL
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Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
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About SPL WorldGroup:
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Executive Team

Geoff Holloway

President, Search Software America

Geoff Holloway is the President as well as the Director of Research and Development of Search Software America, a division of SPL WorldGroup, which he founded.

Geoff has been concentrating on the development of the SSA-NAME3 range of products to solve high volume name search, identification and matching problems ever since he moved to the USA in 1986 to market research his proposal for a "Name Search" business. In 1987, Search Software Inc. was incorporated as a subsidiary of SPL Australia.

Geoff started with SPL in South Africa in 1971. His executive experience commenced in 1974 when he was appointed to the Board of Systems Programming Ltd. In 1977 Geoff moved to Australia to establish a new company for SPL, and expanded this company into New Zealand, Hong Kong and Singapore.

Geoff Holloway has an honors degree in economics from the London School of Economics. He started his computing career with IBM in 1960 at their research laboratories in England.

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
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About SPL WorldGroup:
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SPL WorldGroup and Partners



SPL is committed to providing its customers with the broadest and deepest customer management solutions possible. Building alliances that provide competitive advantage for its customers is a lynchpin in SPL's customer management vision and is reflected in the business strategies that SPL adopts with its partners.

SPL recognizes and manages five types of alliances to deliver competitive customer management benefit to its customers:

- Technology alliances
- Application Service Provider alliances
- Complementary Application products
- Complementary Services
- Systems Integration partnerships

In each of these areas, SPL is engaged in fostering relationships with best-of-breed providers that are based on an expectation of delivering insight and original thinking to the pursuit of delivering excellence for its clients.

Click on a logo below to learn about our partnerships:

PeopleSoft. Sun microsystems HEWLETT PACKARD
CAP GEMINI ERNST & YOUNG bea SAGA
SIEBEL Premier Software Partner GROUP1 GROUP 1 SOFTWARE The Marketing Software Company IBM Business Partner ORACLE PartnerNetwork

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CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
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Global Offices

United States

SPL WorldGroup: New Jersey
157 Headquarters Plaza
North Tower, 8th Floor
Morristown, NJ 07960
Phone: (973) 539-6268
Toll free: (800) 275-4775
Fax: (973) 539-3778

SPL WorldGroup: San Francisco
75 Hawthorne Plaza, 20th Floor
San Francisco, CA 94105
Phone: (415) 541-9462
Fax: (415) 541-0224

SPL WorldGroup: Chicago
8750 West Bryn Mawr Ave., Ste 200
Chicago, IL 60631
Phone: (773) 380-3016
Fax: (773) 380-3052

Search Software America
1445 East Putnam Avenue
Old Greenwich, CT 06870
Phone: (203) 698-2399
Fax: (203) 698-2409

Asia-Pacific

SPL WorldGroup: Sydney
Level 8
12 Castlereagh Street
Sydney
New South Wales 2000
Phone: 61-2-8258-8200
Fax: 61-2-8258-8201

SPL WorldGroup: Melbourne
Level 2, 15-29 Bank Street
South Melbourne
Victoria 3205
Phone: 61-3-9674-8300
Fax: 61-3-9674-8399

Search Software America (Pty) Ltd
Suite 8A,12-16 Tryon Road
Lindfield, NSW 2070
Phone: 61-2-9416-9922
Fax: 61-2-9416-9944

SPL WorldGroup: Philippines
Yuchengco Tower, Suite 2301
RCBC Plaza
6819 Ayala Avenue
Makati 1200
Metro Manila
Phone: 632-580-7400
Fax: 632-580-7401

Europe and Middle East

SPL WorldGroup (UK) Ltd: London
6th Floor Mutual House
70 Conduit Street
London, England W1S 2GF
Phone: + 44 20 7851 6840
Fax: + 44 20 7851 6841

SPL WorldGroup S.A.S.: France
Les Collines de L'Arche, Madeleine
D

SPL WorldGroup: Israel
3B Yoni Natanyahu Street
Or-Yehuda 60200, Israel
Phone 972-3-7356000
Fax 972-3-7356001

Search Software America EMEA
SSA House, 9 Headley Road,
Woodley
Reading, Berkshire RG5 4JB
England

76 route de la Demi - Lune
Paris - La Defense 92057 Cedex
France
Phone: +33-01-4903-7850
Fax: +33-01-4903-7855

Phone 44-118-944-9688
Fax 44-118-944-9699

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Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
Case Studies
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About SPL WorldGroup:
Company Information
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CorDaptix: Product Overview



SPL WorldGroup's CorDaptix is the innovative, adaptable and fully upgradable customer management product designed to provide scalable solutions that withstand the tests of time, growth, and product and service line introductions and extinctions.

CorDaptix is the universal customer management core that handles all transactions, from customer initiation through product and service delivery, allowing you to provide excellent customer service.

CorDaptix provides best-of-breed customer management components supported by an underlying adaptable architecture that enables your business to deliver rapid innovation and responsiveness for competitive advantage.

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
Case Studies
Articles/Abstracts

About SPL WorldGroup:
Company Information
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Partners
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CorDaptix: Component Advantage

Replacing monolithic customer management systems with component-based architectures is frequently the best route to obtain flexibility - especially when these architectures are designed from the outset to operate in this new mode. SPL's CorDaptix™ is an outstanding example of this approach.

CorDaptix provides best-of-breed customer-care and management features in an architecture that supports open integration standards based on XML, allowing parts of CorDaptix to be naturally realized in a component-based environment. CorDaptix components work with other best-of-breed components to deliver state-of-the-art customer care to the enterprise environment.

Integration
CorDaptix provides an XML-based Application Integratin (XAI) layer as part of its integration strategy and is an industry standard. The run-time XAI engine provides a multi-purpose connector that supports the Java Message Service (JMS); it can thus easily connect to the industry leading platforms (e.g., products from SeeBeyond, TIBCO, webMethods, IBM and BEA to name a few).

CorDaptix components currently include:

Rating
CorDaptix Rating is the industry's most flexible pricing and rating engine. It provides a comprehensive set of calculation algorithms for virtually any kind of product or service.

Interval Data Management
Includes such robust, scalable, time-series data-management functions as pre-treatment of raw interval data, aggregation and conversion to billable data, mapping to time-of-use periods, pricing and billing. Sophisticated tools build time-of-use maps for interval data, manage curtailment and interruption periods, and handle pricing and billing. CorDaptix Interval Data Management is offered as an add-on to CorDaptix Rating.

Credit and Collections
This comprehensive and flexible set of workflow products includes analysis of debt by segment and other attributes, user-defined collections procedures, severance procedures, write-off procedures, and collection agency referrals. CorDaptix Credit and Collections works across many vertical industries and allows organizations to define flexible, automated collections policies for multiple jurisdictions while maintaining compliance with local regulations.

Billing
CorDaptix Billing can be implemented in several different ways: in pairing with CorDaptix Rating, as a stand-alone component provided with bill-ready data from elsewhere in the system, or in combination applications in which bill-ready data is augmented with additional calculations. CorDaptix Billing provides a rich set of functions for all consolidated and summary billing requirements. Robust accounting features provide a reliable, auditable view of finances. CorDaptix Billing reliably meets the business need for customer bills that include multiple and diverse products and services.

For more information on CorDaptix Components, please send an email to: splinfo@splwg.com.

Learn More about CorDaptix:

- **CorDaptix: Product Overview**
- **Component Advantage** (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- **Enterprise Application Integration**
- **Enterprise Architecture**
- **Security**

- **Solutions for Energy – Distribution**
- **Solutions for Energy – Retail**
- **Solutions for the Water industry**

- **Implementation Services**
- Customer Service Group (CSG)

Innovate Adapt Excel

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
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About SPL WorldGroup:
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CorDaptix: Enterprise Application Integratio

Integrating multiple applications so that they can talk to one another throughout an organization has long been an information technology goal. Today, this goal, Enterprise Application Integration (EAI) has become a reality through widespread adoption of the Extensible Markup Language (XML) and the development of tools like SPL's XML Application Integration (XAI) tool, which "opens" CorDaptix to the enterprise.

XAI facilitates corporate-wide solutions that integrate customer management with distribution management, financial applications, and a host of other functions. XAI helps organizations with web-based and portal services maintain business and process integrity. It eases transfer of bulk data (such as payment files) between applications.

How XAI works
Combining standards with a loosely coupled approach to solving application challenges, XAI delivers an XML message-passing architecture; published APIs and simple integration of CorDaptix with other applications regardless of platform or operating system. XAI has been successfully used already to integrate CorDaptix through EAI tools from SeeBeyond (including e*Gate™), TIBCO™ and IBM (especiall the MQ Series).

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

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CorDaptix: Enterprise Architecture

Enterprise-wide software systems are crucial to today's corporations. Because so much of a company's present and future rests on its information technology, much is required. Systems must be scalable, flexible, open, upgradable.

CorDaptix responds to all these requirements. Its design reflects considerate choices among techniques so that achieving one level of quality does not result in limitations on others.

Scalability
CorDaptix applies load balancing in a stateless, n-architecture to permit large numbers of concurrent users without system degradation. In batch mode, CorDaptix achieves transaction scalability through load balancing, parallel processing, caching, and other advanced design techniques that accommodate a few thousand customers - or many millions.

Flexibility
CorDaptix provides a ready-to-go solution that has, at the same time, an extensive set of configuration options and a library of plug-in algorithms to which a company can add its own functions without compromising upgradability.

Openness
XAI, a real-time XML-based interface to an organizations's Enterprise Application Integration layer that permits CorDaptix to exchange information with applications across the organization. Staging tables, efficient use of a highly normalized database, n-tier architecture, and much more contribute to the openness of CorDaptix.

Upgradability
CorDaptix divides highly variable functions into separate plug-in modules that can be individually upgraded or traded out. It uses metadata-defined applications that permit the system to track it's own changes form release to release. And companies can upgrade other system components independent of CorDaptix.

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution

Energy - Retail

Water Industry

Services:
Implementation Services

Customer Service Group

News & Achievements:

Press Releases

Case Studies

Articles/Abstracts

About SPL WorldGroup:

Company Information

Executive Team

Partners

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SPL Home Page

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CorDaptix: Security

CorDaptix architecture meets the challenge of protecting mission-critical data by filling all three data-security requirements:

Integrity
Enures complete and accurate data through business logic managed only in the application server, minimizing the risk that bad data can infiltrate the system through outdated data-entry modules, faulty input, or user errors. The data model is designed without redundancy, eliminating possible conflicts in duplicate information.

Confidentiality
SPL combines a robust CorDaptix security engine with partner-based roots in a four level security model that provides for: User Authentication, Functional-level Security, Account Access Security, Field Level Security.

Availability
Ensuring that users can access the data they need, when they need it.

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

CorDaptix: Solutions for Energy - Distribution

Whether operating in regulated or unregulated markets, providing effective and rapid customer service is of primary concern to energy distributors.

SPL's CorDaptix™ for Energy Distribution enables:

Flexible and accurate billing
Billing and calculation rules can vary significantly across today's deregulated energy markets. CorDaptix delivers accurate summary billing, bill-ready, rate-ready and rules-based accounts receivable, sharing functionality that is required for your company to thrive.

Commodity and non-commodity products and services
CorDaptix is flexible enough to support all types of commodity and non-commodity products and services.

Automated handling of Direct Access Service Requests (DASR)
Responding promptly and efficiently to energy retailers' DASR is a key requirement for an energy distributor in deregulated markets. By sending the enrollment request electronically, SPL's CorDaptix workflow processing engine automates the multi-step business process associated with customer switching.

Customer-centric
SPL's CorDaptix customer-centric data model seamlessly integrates the critical demographic, geographic, product and service information needed to meet and exceed your customers' expectations.

Support for Asset Management and Field Services
CorDaptix easily integrates with third-party asset management systems (among others) to allow efficient field service, work order management and asset management.

Scalable
CorDaptix is used by clients serving as few as 6,000 customers and as many as 8 million.

Intuitive interface
The CorDaptix browser-based interface provides an intuitively designed workspace, enabling access to key information so that you can provide responsive and efficient customer service.

Open architecture
CorDaptix enables unmatched third party system integration with its open and adaptable architecture.

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Learn More about CorDaptix:

- **CorDaptix: Product Overview**
- **Component Advantage** (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- **Enterprise Application Integration**
- **Enterprise Architecture**
- **Security**

- **Solutions for Energy – Distribution**
- **Solutions for Energy – Retail**
- **Solutions for the Water industry**

- **Implementation Services**
- **Customer Service Group (CSG)**

Innovate·Adapt·Excel.

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution

Energy - Retail

Water Industry

Services:
Implementation Services

Customer Service Group

News & Achievements:

Press Releases

Case Studies

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About SPL WorldGroup:

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CorDaptix: Solutions for Energy – Retail

CorDaptix is the adaptable customer management solution for energy retailers operating in both mass markets and Commercial & Industrial markets.

With CorDaptix at their fingertips, your Customer Service Representatives will be able to provide superior service to quickly and easily, and your customers can be assured of receiving accurate and timely bills.

SPL's CorDaptix for Energy Retailers enables:

Flexible billing
Billing and calculation rules can vary significantly across today's deregulated energy markets. CorDaptix delivers consolidated and dual fuel billing, bill-ready, rate-ready and rules-based accounts receivables functionality required for your company to thrive.

Commodity and non-commodity products and services
Energy retailers need to be continuously innovative in highly competitive retail markets. CorDaptix is flexible enough to support all types of commodity and non-commodity products and services.

Automated handling of Direct Access Service Requests (DASR)
Responding promptly and efficiently to energy retailers' DASR is a key requirement for an energy distributor in deregulated markets. By sending the enrollment request electronically, SPL's CorDaptix workflow processing engine automates the multi-step business process associated with customer switching.

Customer-centric
SPL's CorDaptix customer-centric data model seamlessly integrates the critical demographic, geographic, product and service information needed to meet and exceed your customers' expectations.

Support for Asset Management and Field Services
CorDaptix easily integrates with third-party asset management systems (among others) to allow efficient field service, work order management and asset management.

Scalable
CorDaptix is used by clients serving as few as 6,000 customers and as many as 8 million.

Intuitive interface
The CorDaptix browser-based interface provides an intuitively designed workspace, enabling access to key information so that you can provide responsive and efficient customer service.

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data

Management, Billing, and Credit & Collections)

- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

Home Page
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Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
Case Studies
Articles/Abstracts

About SPL WorldGroup:
Company Information
Executive Team
Partners
Worldwide Offices
Contact Us
Careers at SPL
SPL Home Page

TransFormance Group:
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CorDaptix: Solutions for the Water Industry

Playing a major role in supporting water companies' local and global strategies is CorDaptix, the innovative, adaptable, and fully upgradable customer management solution that integrates all aspects of meter reading, billing, customer service and revenue collection. CorDaptix seamlessly integrates with other corporate IT systems, to allow water companies to provide excellent customer service.

Today, water companies must understand customer demographics and satisfaction levels, react to and manage customer expectations, and provide a more tailored set of product and service offerings, including sophisticated rate design (including monthly/seasonal rates with multiple tiers and multiple classes) and highly detailed rebate programs.

Filling those requirements requires the flexibility and scalability of CorDaptix to facilitate and maximize business returns through features like:

- Flexible billing
- Automated handling of service requests
- Customer-centric business processes
- Pricing models that handle effluent-related charges
- Rapid training programs
- Open-architecture technology strategies that facilitate integration with business functions across the enterprise

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

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Implementation Services

The SPL Implementation Commitment

SPL's enviable 100% implementation track record rests in part on outstanding product architecture that provides the adaptability and flexibility companies need to meet the challenges of today's evolving markets. Even more important, SPL makes implementation commitments to every client to:

- **Provide a top-quality implementation team** that delivers the high standards of professionalism and technical excellence. The average SPL field employee has more than ten years of solid IT experience. Clients receive efficient, effective work from a team sized to their needs and able to get systems working smoothly, accurately, and on schedule.
- **Integrate best-of-breed components** to achieve integrated systems that work smoothly through major changes in business strategy, customer mix, and regulatory regime. SPL also helps reengineer business processes to take full advantage of new functionality.
- **Use a design-centric Project Implementation Methodology** that helps all participants understand critical requirements while also clarifying implementation responsibilities and timelines.
- **Sponsor independent project reviews** that help keep projects on track by providing insight into common project issues, offering solutions and tracking milestones. SPL's project reviews, which are independent of the project team, serve as early warning systems to help implementers detect and correct issues before they cause delays.
- **Solve problems first, negotiate second.** Every project runs into unexpected difficulties - a serious ambiguity in the description of the way a system handles data, a late-breaking requirement, a critical area that slips behind schedule. This is the time to work through the issue and get the project back on track, and back on schedule. SPL develops long-term business relationships with clients equally committed to fairness and mutual success. It's the only worthwhile way to do business.
- **Measure quality routinely.** SPL surveys every customer quarterly to ensure solid performance in key areas like staffing, business dealings, product management, professionalism, and quality of deliverables.

Learn More about CorDaptix:

- CorDaptix: Product Overview
- Component Advantage (Including: Rating, Interval Data Management, Billing, and Credit & Collections)
- Enterprise Application Integration
- Enterprise Architecture
- Security

- Solutions for Energy – Distribution
- Solutions for Energy – Retail
- Solutions for the Water industry

- Implementation Services
- Customer Service Group (CSG)

Information the Company has Posted on the Internet Website of its Wholly-Owned Subsidiary which Does Business as Search Software America, www.searchsoftware.com

SearchSoftwareAmerica



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Adding intelligence quality & performance to identity searching & matching

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SSA Supports All Countries

SSA search and matching software products:



IDS - Real time indexing of identity data coupled with a powerful Identity Search Server™.



SSA-NAME3 - Very high quality key, search & match algorithms packaged in an easy-to-use SDK.



DCE - Out-of-the-box batch data grouping & investigation for all types of identity data.


SSA 2003 USER CONFERENCE
GETTING THE BEST

Search Software America develops and markets international software products that significantly enhance an organization's ability to search, find, match and group identity data within their computer systems and network databases.

SSA's search & matching software products overcome the unavoidable error and variation in your name & address data to deliver very high quality in data integration, duplicate discovery, relationship linking, and all other identity search & matching applications.

WHAT'S NEW

> SSA UK sponsors KYC conference

> IDS Version 2.1 Released

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The Math, Myth & Magic of Name Search & Matching

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SSA Supports All Countries

Search Software America

Search Software America (SSA) specializes in software which adds "intelligence and quality" to critical "name search and matching" applications such as Customer Identification, Criminal Intelligence, Fraud Investigation, Tax Collection and Marketing systems. Our software runs on Servers, Mainframes and Workstations and is licensed for use with customer developed applications or OEM products. Technical Support, Consulting and Upgrades are provided to support the user's application development.

SSA has more than 500 customers searching data from over 50 countries. Customers include AT&T, GE Capital, Readers Digest, VISA, Barclays, Bank of New York, Bank of Montreal, Accenture, Deloitte Consulting as well as many State and Federal Government bodies.

SSA has been in this area of specialization for more than 15 years, it is a well established company, with continuously improving technology, for application anywhere in the world.

SSA's activities with its worldwide customer base, strong technical team and dedicated R&D division, enable SSA to keep its technology **"Quite simply the most intelligent and accurate name matching software around"**

OUR PHILOSOPHY

There has and always will be a need for business systems to cope with growing databases of identification data. Whether it is about customers, prospects, debtors, employees, companies, members, offenders, places, or any other business entity, users need to search and match this data by name, address, and descriptions.

Searching and matching technology must overcome the

THE SSA ADVANTAGE

- ***Reliability***
  Find matches previously missed.
- ***Performance***
  Use highly compressed, rich keys and tunable search strategies.
- ***Strength***
  Index, identify and match names and addresses.
- ***Usability***
  Design user interfaces which reduce the number of shown and improve selection.
- ***Intelligence***
  Use the organization's own data to automatically customize the algorithms.
- ***Flexibility***
  Easily tune the results for different business requirements.
- ***Portability***
  Use the same solution multiple platforms with minimal effort.
- ***Expertise***
  Be supported by expert consulting in name-search application design, file design and tuning.
- ***Experience***
  Benefit from more than a

unavoidable error and variation that occurs in all real world identification data.

OUR SOFTWARE

Whether the application is an on-line inquiry like Customer Identification, or a Criminal Records search, or a batch matching process like Merging Marketing lists before a selection for mailing, SSA's software allows the application to mimic the expert business user in order to find all the candidates that could possibly be the same as each other, or the same as the "search data."

Despite the error, variation and duplication, our algorithms deliver the highest possible reliability when searching, matching or grouping data based on names, addresses, descriptions and other identification data.

Our software provides high quality results with formatted or unformatted data, cleaned or in its raw state; with the organization's own and external files; and with large and extreme volumes of data.

Our algorithms are easily tunable to the needs of individual business processes, systems, file populations and risk levels.

Our solutions are easily integrated into new and existing systems with minimum effort, making it practical to satisfy even the most critical needs.

Our products are solidly designed from first principles to satisfy our customers varied requirements. SSA's research and development program continues to deliver high quality scaleable solutions for the changing needs of today's and tomorrow's search, matching and identification systems.

SSA Facts at a Glance

decade of dynamic research and development.

- ***International***
  Achieve quality matching on data from around the world with minimal effort.
- ***Future***
  Know that you are dealing with a solid company which has a clear objective to stay the industry leader.

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"Facts at a Glance"



The Market

Commercial organizations need to identify and maintain customer relationships and to build loyalty to ultimately increase profitability. As more organizations implement customer-focused systems, the need to quickly and correctly identify customers is key to gaining the competitive advantage. As more markets are consolidated and internal infrastructures are merged, the need to combine diversified identity data, which may span country borders, is key to maximizing potential client relationships.

Heightened security together with a need to better manage risk requires improved reliability in identity screening and verification, regardless of the countries and languages of origin.

Government and Law Enforcement organizations, as well as Commercial Fraud Investigators, while needing to maintain effective customer relationships, also need to discover, identify and prevent fraudulent or criminal activity.



The Company

Search Software America (SSA), a division of SPL WorldGroup Inc., is the pioneer in enabling organizations to build and maintain high-quality identity data search and matching software solutions. SSA develops and markets software products that significantly enhance an organization's ability to search, find, match and group identity data within its computer systems and network databases. The Company provides specialist services to assist organizations with the design, implementation and use of its products. SSA supplies product for local market places as well as for multi-national corporations.

SSA provides its software products and services via direct sales, strategic alliances, SI's, OEM's and VAR channels.

SSA has been in this area of specialization for more than 15 years, and has over 500 clients worldwide who rely on its robust enterprise-wide software. The Company has offices in the United States, the United Kingdom, Australia and Brazil, and agents in other countries.



The Mission

Search Software America's mission is to provide data intelligence, quality and performance for medium and large sized Companies, Government agencies and Global 1000 organizations with critical system needs or disparate data spread across heterogeneous environments. SSA intends to stay at the forefront of this market space by continuing research and development into improved methods of overcoming more extreme variation in identity data; by providing ready solutions for an increasing number of countries and languages (currently over 50 are supported); by making the products even easier to use and implement; and by ensuring that the products integrate with the latest technologies.

AN SPL WORLDGROUP COMPANY

www.searchsoftware.com

SearchSoftwareAmerica
Products



Identity Systems (IDS)

SSA's Identity Systems (IDS) product provides on-line and batch searching, matching and duplicate discovery for all types of identification data stored in Oracle, DB2/UDB and SQL/Server tables. High-performance indexes are automatically maintained without changes to existing application programs. The Identity Search Server™ performs the entire search, match, filter & rank process for the client's business applications. Custom search clients can be developed using an easy-to-use API. Utilizing the SSA-NAME3 Algorithms, IDS overcomes the vast majority of error and variation found in Identity data, despite the quality or country of origin. IDS uses an n-tier architecture, making it the ideal solution for organizations implementing the latest technologies, including web-based applications.



SSA-NAME3

SSA's core technology, SSA-NAME3, is a software development kit that enables organizations to build business application programs to search and match records about people, companies, addresses, products and other naming data. SSA-NAME3 can be used for data stored in any database, regardless of the quality or format of the data. The software contains algorithms for computing 'fuzzy' keys and search strategies, as well as algorithms for complex matching of identity data. The SSA-NAME3 Algorithms support any country and language.



Data Clustering Engine

The Data Clustering Engine (DCE) is a stand-alone, batch data grouping and investigation engine for all forms of identification data. The DCE, utilizing the SSA-NAME3 Algorithms, performs a thorough analysis of the relationships between people, companies, addresses, products and other entities. This powerful data-matching software, used by leading corporations and institutions for deduplication, file matching, householding, fraud and data investigation, does not require programming and is highly scalable for the processing of large and extreme data volumes.

The SSA software products can be used with identity data from all countries and languages. Our technology uses various techniques to overcome the vast majority of error and variation in the identity data including solutions for misspellings, keypunch errors, phonetic variation, nicknames, abbreviations, synonyms, initials, prefix and suffix variations, compound and account names, missing words, extra words and out-of-order components.

Key Features

- Adds intelligence and quality to critical identity data search and matching applications
- Solutions for Mainframes, Unix and Win32 servers
- Licensed for use with customer-developed applications or OEM software packages
- Algorithms that deliver the highest possible reliability
- Highly scalable
- Provides high-quality results with formatted or unformatted data
- Easily integrated into new and existing systems
- Flexible architecture supports all countries and languages
- Platform independant
- Resolves consistency errors such as spelling, typing, phonetics and other variations
- Allows organizations to manage customer relationships more effectively and securely
- Allows organizations to minimize the risks associated with poor identity matching

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SSA Supports All Countries

SOLUTIONS

Customizable, out of the box solutions built on SSA's Core Technology

Identity Systems (IDS) High quality, online and batch searching, matching and duplicate discovery for all forms of identification data, **without programming.**	*For AIX, Compaq Tru64, HP/UX, Linux, OS/390, Solaris & Win32 Servers. Using Oracle, DB2 or SQL Server.*
Data Clustering Engine (DCE) Off-line, high quality data grouping and investigation engine for all forms of identification data, **without programming.**	*For AIX, Compaq Tru64, HP/UX, Linux, Solaris & Win32 Servers. Using SSA's high-performance Clustering database.*

CORE TECHNOLOGY

Search and Matching Algorithms for any country and language

SSA-NAME3 "Quite simply the most intelligent and accurate name matching algorithms around" Country & Language Support: Algorithms for **any country and language** (single-byte) SSA-CJK-SUPPORT: Algorithms for **Chinese, Japanese and Korean** (double-byte)	*For AIX, Compaq Tru64, HP/UX, Linux, OS/390, SCO Unixware, Solaris & Win32 Servers. Supports all popular databases and progamming languages.*

DEVELOPERS TOOLKIT

Customizable developer's toolkits using SSA's Core Technology

SSA-NAME3 API's to provide fuzzy key-building, search strategies and matching to user applications.	*For AIX, Compaq Tru64, HP/UX, Linux, OS/390, SCO Unixware, Solaris & Win32 Servers. Supports all popular databases and progamming languages.*
Text Name Identification (TNI) API's for the extraction of names, addresses and other	*Available for the same platforms as SSA-NAME3.*

entities from free text.

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SSA's Identity Systems (IDS) is out-of-the-box software for search and matching on names, addresses and identity data stored in Oracle, DB2/UDB and SQL Server databases.

No programming required
Without programming or change to existing database tables, IDS provides high-quality online and batch searching, matching and duplicate discovery for all forms of identification data

Transparent maintenance of "fuzzy" indexes
Without impacting the database update efficiency, IDS transparently maintains its own high performance "fuzzy" indexes, and de-normalized tables

Compensates for spelling, keying and word variation
Using the SSA-NAME3 algorithms, it overcomes the unavoidable variation, spelling, keying, and word sequence errors in names, addresses and identity data; regardless of country, language or character set

Compensates for current, historical and multi-valued data
De-normalized high performance tables support aliases and former names, compound names, prior addresses, multiple dates of birth, identity and phone numbers.

High-performance search server
IDS includes a highly scalable search server that operates efficiently on both single and multiple processors. The server performs all of the searching, matching and ranking of results required by the business application. The IDS server is available for Compaq Tru-64, HP-UX, IBM-AIX, Linux, IBM-OS/390, SUN Solaris and Windows NT/2000

Achieves productive results quickly
Rapid setup and iterative tuning in the user's environment, avoids the typical lengthy design, program, test and change process.

Out of the box or Custom Clients
The IDS on-line, batch and WEB based client/applets are available for all of the above platforms as well as Windows, X-Windows, Web Servers and browser based applications. Custom clients can be developed using the easy-to-use IDS server API.

Data does not require scrubbing or enhancement
Data can be formatted or unformatted and does not require standardization, cleaning or enhancement.

IDS Overview and Schematic

Request information directly from an SSA office

Downloadable information (Adobe Acrobat Reader required):
- IDS e-brochure
- IDS white paper

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The **Data Clustering Engine (DCE)** is software used to perform off-line matching and grouping of multiple files using names, addresses and identification data.

Thorough analysis of relationships
The Data Clustering Engine is capable of performing extremely thorough analysis of the relationships between people, companies, addresses, products and other entities, by the names, addresses, dates, codes and other identifying attributes recorded about them

Customizable rule base
Using a Customizable rule base to control the degree of analysis applied to each file, it can adjust to the risk associated with missing a match and to the quality of the data

Compensates for spelling, keying and word variation
Using SSA-NAME3 Algorithms, the matching of and addresses compensates for spelling, keying, word variation and sequence errors in the data. It addresses the issues of multi-valued fields, including compound names and account structures. The matching of dates and codes compensates for the particular error and variation found in this class of data

Data does not require scrubbing or enhancement
The input data can be formatted or unformatted and does not require scrubbing or enhancement. It supports data from all countries and character sets.

Large and extreme volumes of data can be processed
It is a highly scalable system that operates efficiently on cost effective processors running Unix, NT or OS/2. Large and extreme volumes of data can be processed, and it is not constrained by operating system file size limits

Applications of the Data Clustering Engine

- grouping data by identity for the construction of a Central Customer Index or Data Warehouse
- identifying the duplicate records in customers files or prospect lists
- matching prospect lists to customer bad credit, fraud, and do not mail files
- grouping data by 'household' or 'delivery point'
- matching new account applications to customer and campaign files
- grouping incident, address and person of interest data prior to fraud investigation
- compliance checking to discover unmatched, or irregular records

"On one project alone, as a result of the use of SSA's Data Clustering Engine, it has been estimated that Bell Atlantic's revenue has been increased by $500,000 monthly and provides an additional $1,000,000 in annuity benefit."
Steve Mazer, Bell Atlantic, DBA

"The Data Clustering Engine is the most flexible, multi-language product for matching that we found in the marketplace for our purposes." *Rogerio Luis Loggetto, Senior Database Strategist for IBM Brazil*

Uses its own powerful Clustering database
The DCE's Clustering database has been specifically designed to deliver high-performance and scalability. Because it is not a transactional database, it is not constrained by the typical overheads found in those types of database

Achieves productive results quickly
With initial specialist help, the Data Clustering Engine can achieve productive results in the user's environment in a few days. Because of the rapid setup time, iterative tuning with users can be based upon actual results with production data, rather than the typical lengthy design, build, test and change process

"Reader's Digest has had great success with the SSA-NAME3 software in Brasil. The Data Clustering Engine, using SSA-NAME3's algorithms, was able to de-dupe a great number of files with the quality expected within the timetable proposed."
Ronald Weiselberg, Reader's Digest Brazil, Marketing Manager

Data Clustering Engine Features

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SSA Supports All Countries

SSA-NAME3 provides Key-building, Search Strategies and Matching services to applications that need to search or match names, addresses and other identification data

◆ SSA-NAME3 can be used with formatted or unformatted data

◆ Data cleaning or data scrubbing is NOT required to achieve very high quality results

◆ The quality and performance is such that it is used on large and small scale databases, high volume transaction systems, as well as, very high risk systems.

SSA-NAME3 is used

- in online transaction, and back office processing systems
- for data warehouses and data mining projects
- "Dedupe", merge-purge applications
- for intranets and WEB applications
- in Fraud and investigative Systems
- for batch and matching projects
- in application packages and OEM products
- with all major operating systems, databases, and development languages
- on mainframes, servers and workstations
- on data from over 50 countries in international and local language forms, including Unicode
- on local databases, multi-country/multi-language systems, and global databases

Language & Country support
allows the Key-building, Search Strategies and Matching services to work with data from all countries

"It was like hitting a slot machine... before the SSA-NAME3 search, no one had been aware of this individual's multiple illegal transactions."
John Klarquist, The Hartford, Director of Technical Audit

"L.L. Bean is refreshingly impressed with the performance of the SSA-NAME3 software and with the business and technical representatives that make up the company."
Jim Landry, L.L. Bean, Consultant/Analyst"

Federal Express adds 2 million airbills to its files every working day. The generation of the indexes for those airbills and their subsequent use to retrieve information from the gargantuan database is made possible by software from SearchSoftwareAmerica.
"*Federal Express, Reprint from Computerworld*"

"SSA-NAME3 enables users to re-find many clients which were previously 'lost'."
Susan Pellatt, Cornhill Insurance, Client Systems Manager

"Reader's Digest has had great success with the SSA-NAME3 software in Brasil. The Data Clustering Engine, using SSA-NAME3's algorithms, was able to de-dupe a great number of files with the quality

Supported Platforms
SSA-NAME3 can be used on IBM OS390/zOS, Microsoft Win32,; Compaq Tru-64 Unix and OpenVMS; HP UX; IBM AIX, AS/400, and Sequent Dynix; SUN Solaris; NCR Unix; and Linux.

Ready to use by developers
SSA-NAME3 comes ready to use by the developer with API implementations that support C/C++, Active X, COM, Java, EJB, Cobol and more. A Programmer's Workbench makes getting started easy.

Ready to use "Standard Populations"
No customization is required. SSA-NAME3 includes Standard Population sets for over 50 countries. Each Standard Population set supports searching on Person Names, Organization Names and Addresses, and matching for today's common Business Purposes. SSA's 15 years experience in the searching and matching field has been embodied in these rich searching and matching algorithms.

Tunability
Searching and Matching tolerance levels can be selected at the API level. Search Strategies from Narrow to Exhaustive as well as Match levels from Conservative to Loose are provided.

expected within the timetable proposed."
Ronald Weiselberg, Reader's Digest Brazil, Marketing Manager

"Given the highly variable quality of the data that the Register receives, the quality of the matches detected by the SSA-NAME3 software is impressive."
David Schanzer, NSW Cancer Council, Senior Systems Analyst

"The complexity and depth of data CIM carries is a vital aspect of ensuring effective and efficient administration and marketing. The SSA-NAME3 software has been an invaluable tool to maintain the accuracy of our information."
Fiona Rogers, CIM, Marketing Director

SSA-NAME3...

- *Adds intelligence and quality to critical data search and matching applications*
- *Runs on mainframes, servers and workstations*
- *Is licensed for use with customer-developed applications or OEM software*
- *Overcomes the typical, difficult to find and even fraudulent error and variation in identity data*
- *Provides high quality results with formatted or unformatted data*
- *Is easily integrated into new and existing systems*
- *Provides support for all countries and languages*
- *Allows organizations to manage customer relationships more effectively and securely*

SSA-NAME3 Features

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SSA Supports All Countries

SSA-CJK-SUPPORT provides the infra-structure necessary for SSA Products to work with name and address data recorded in the Chinese, Japanese or Korean (CJK) double-byte character set scripts

SSA-CJK-SUPPORT allows multinational organizations to deploy their name search and matching systems in countries where CJK languages are used, or to apply their systems to data sourced from those countries.

SSA-CJK-SUPPORT is part of an on-going commitment by SSA to provide the best search and matching tools for the global market.

Consulting Services
SSA consulting services are provided to analyze the particular characteristics of the data to be indexed or matched, and to help define the most appropriate Algorithms to achieve the application's objectives

SSA-CJK Support includes:

Cleaning Routines
The Cleaning routines recognize and process double-byte characters, including the special forms for recording Chinese numbers. Data which includes mixed double-byte and single-byte data, for example, Japanese data containing Kanji, Kana and Roman, is appropriately recognized and properly tokenized before being processed by SSA-NAME3's key building routines

Edit-list
Tables with SSA-CJK-SUPPORT, SSA-NAME3's Edit-lists, which allow definition of rules about noise-words, synonyms, and other common word variations, can be maintained in the local CJK language.

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SSA Services

SSA provides professional services in both the usage and application of its products.
These services are split into two main categories:

Product Consulting Services
Includes on-site Product Consulting, Product Training Classes and Technical Audits;

Data Matching & Analysis Service
Organizations send their data to SSA for matching, grouping or analysis.

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Product Consulting Services

On-site Product Consulting
A service available to all customers and to any organization who may be in the process of evaluating an SSA product. The client receives specialized advice about the design of the system or application that will use the SSA technology and assistance with the product's implementation and usage.

Product Training Classes
Formal training classes are available when two or more people need to learn about the detail of an SSA product and its interfaces and the syntax of its rule definitions. The two or three day classes are available either at the customer's site or as public courses.

Technical Audit
This service is available to customers who have implemented an SSA product and would like the implementation and the results it is achieving to be reviewed for best practice. At the completion of audit, a formal report containing findings and any recommendations is submitted to the customer.

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Data Matching & Analysis Service

Search Software America (SSA) is proud to offer a service available to organizations who have a serious need for high-quality matching and grouping of their identity data.

SSA's Data Matching & Analysis Service allows an organization to submit their data file(s) to SSA, select from one of many standard sets of Matching Rules and Processes, or advise SSA in the construction of Custom Rules, and receive their data matched and grouped according to those specifications. The service is performed by identity data specialists using SSA's renowned Data Clustering Engine software, delivering very high-quality results on data from any country.

Organizations using this service will be those attracted to one of the following benefits:

- significant improvement on current internal or external data matching processes;
- discovery of new information from existing data;
- ability to match and utilize data of poor quality or from different languages/countries.

Such organizations may have one or more of the following or similar needs:

- To group data by identity for the construction of a Central Customer Index or Customer Datamart.
- To identify duplicate records in customer files or prospect lists.
- To match prospect lists to customer bad credit, fraud, and do not mail files.
- To group data by 'household' or 'delivery point'.
- To match new account applications to customer and campaign files.
- To group incident, address and person of interest data prior to fraud investigation.
- To screen customer or account data against black-lists or alert-lists.
- To check compliance in order to discover unmatched, or irregular records.

Data Confidentiality is of course given high priority, and SSA will be happy to sign a Non-Disclosure Agreement.

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Partners

SSA's technology delivers a critical component of applications that need to process identity data. Whether these applications are in CRM, marketing, law enforcement and justice application areas, SSA has the technology, expertise and customer base to maximize the quality and performance of our partners' offerings.

To learn more about how to partner with Search Software America, please contact us:

In the **US**, by email: partners@searchsoftware.com or call us at **(203) 698-2399**
In the **UK & Europe**, by email: UKPartners@searchsoftware.com or call us on **+44 (0)118 944 9688**

Technology Partners

Consulting Partners

Affiliations

Technology Partners	
[redacted]	CSC embeds SSA-NAME3 in the COGEN. COGEN is a CSC general insurance product which is designed for large, multi-location insurance organizations. COGEN combines comprehensive property and casualty insurance processing, an advanced technical architecture, and system flexibility into a powerful solution.
the DISTILLERY	The Distillery, uses SSA-NAME3 and TNI in their Interquest product. Interquest is used for the collection, collation, analysis and dissemination of information in varied areas such as security intelligence and law enforcement, market research, general information, business and competitor analysis and psychological profiling.
	e-Dentification was formed to meet the growing need for identity authentication technologies in today's internet-based economy. Since 1991, e-Dentification and its predecessor, NBIB, have

	been focused on developing and applying advanced pattern recognition technologies to identify and prevent both on-line and off-line identity fraud. e-Dentification uses SSA products for identity matching and grouping.
	KANA is the leading provider of customer-focused analytic, marketing automation and e-service software applications that analyze customer data from multiple touch points. KANA uses SSA-NAME3 as an embedded component in its product offerings.
	Komtas are an established system integrating and consultancy company in Istanbul - Turkey, offering turnkey solutions in information technology. The typical customer profile of Komtas consists of Financial institutions including banks, multi-nationals and corporate local companies and government agencies. KOMTAS offers an integrated array of services in Information Technology, Product Implementation, Project Management and Software Development. Komtas specialise in the following areas: Data and Intelligence Analysis, Fraud Detection, Computer Assisted Audit Tools and Techniques and Financial and Accounting Systems.
	Lightbridge plays a critical role in preparing telecom carriers as they face increased competition in a converging, highly competitive industry. Lightbridge has harnessed its industry knowledge and expertise in customer-facing processes to provide software, transaction management and consulting services that help telecom carriers quickly acquire customers and retain them over time. Lightbridge uses SSA technology in fraud management solutions.
	Netmap Analytics' NetMap for Claims detects claims fraud that would otherwise remain hidden in the various large databases in which most insurers store claims data. NetMap allows fraud investigators to combine and examine pieces of information from multiple sources - both internal and external - and quickly shows them connections that would otherwise remain hidden. Netmap for Claims uses SSA-NAME3 to resolve consistency issues inherent in large databases, such as spelling and typing errors, duplication, nicknames, abbreviations, foreign words and more.
	Specializing in health integration, Orion Systems International delivers a complete, "out-of-the-box" integration platform for healthcare organizations. Orion integrates best-of breed health information systems with unrivalled ease and functionality. The company's new generation products help healthcare providers

ORION INTERNATIONAL	proactively manage and coordinate patient care across the community. SSA-NAME3 is an embedded component within the Concerto® Medical Applications Portal - Secure access to patient information, in real time, at the point of care. Concerto web-based software integrates vital patient data onto providers' desktops to provide a comprehensive record of patient health. Using a single logon, providers can view this information from any computer, 24 hours a day.
SIEBEL eBusiness Software Partner	Siebel Systems Inc. deliver the most functionally complete closed-loop sales, marketing, and customer service solutions available. SSA-NAME3 is licensed by Siebel for use in Siebel's eCRM product line. Return to Top

Consulting Partners

accenture	EDS	FUJITSU
IMS a Lockheed Martin Company	UNISYS We have a head for e-business.	Return to Top

Affiliations

DAMA New Jersey	DAMA New Jersey (www.dama-nj.org) DAMA (Data Management Association) International is a worldwide non-profit, vendor independent organization dedicated to furthering the understanding of information. Information regarding DAMA International can be found at www.dama.org. DAMA New Jersey is affiliated with DAMA International. SSA is a corporate sponsor of DAMA New Jersey.
	The Data Warehousing Institute™ (TDWI) is the premier educational association in the data warehousing industry. TDWI is dedicated to educating business and information technology professionals about the strategies, techniques, and tools required to successfully design, build, and maintain data warehousing implementations, and also to the

THE DATA WAREHOUSING INSTITUTE™	advancement of data warehousing research, knowledge transfer, and the professional development of its Members. The Data Warehousing Institute achieves its mission through sharing information about the best practices and real world lessons of data warehousing professionals. Founded in 1995, TDWI sponsors and promotes a worldwide membership program, annual educational conferences, a seminar series, onsite educational courses, solution provider partnerships, awards programs for the best practices in data warehousing and innovative technologies, resourceful publications, in-depth research programs, and a comprehensive web site. Return to Top

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USA, North and South America	USA Sales tel. (203) 698-2399 fax. (203) 698-2409	Search Software America 1445 East Putnam Avenue Old Greenwich CT 06870
UK, and Europe	UK Sales tel. 44 118 944 9688 fax. 44 118 944 9699	Search Software America SSA House 9 Headley Road Woodley READING RG5 4JB
Australia and Asia	Australia Sales tel. 61-2-8904 9936 fax. 61-2-8904 9919	Search Software America Suite 1, Level 3 194 Miller Street North Sydney NSW 2060
Brazil	Brazil Sales tel. 55-11-5092-5691 fax. 55-11-5561-6186	Search Software America Rua Pascal 1160/131 Campo Belo São Paulo, SP-04616-004
South Africa	Sam Selmer-Olsen at Bateleur tel. 27-11-463-5519 fax. 27-11-463-4411	Bateleur Software Solutions Homestead Park, Block A 65 Homestead Ave Bryanston, Sandton Gauteng 2120
Argentina	Ernesto Guiterman at Levi Minond tel. 54-11-4343-2005 fax. 54-11-4343-2005	Levi Minond Estudio LMyA Piedras 575 piso 1 "D" (1070) Buenos Aires
Turkey	Head Office at Komtas tel. 90 212 288 47 30 fax. 90 212 274 22 32	Komtas Yildiz Posta Cad. Dedeman Is Hani No:48 Kat:10 D:23 80700 Esentepe-Istanbul

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FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

SPL WorldGroup Builds On Unique 100% Implementation Record

Eight new customers achieve successful implementations so far this year

Morristown, New Jersey—July 19th, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy industry, reports that eight new customers have gone live with customer management software solutions from SPL through the first half of the year. Demonstrating the versatility and range of the company's innovative customer management software products, SPL continues to excel in ensuring that customers obtain the benefits from their software investment with an unmatched 100% implementation success track record.

Ranging from among the largest fully integrated energy companies in the world, to retail operations, distribution companies and municipal service providers, each of these customers is now successfully using SPL software to support their day-to-day operations. The impressive list includes Electricité de France, Dayton Power & Light, UtiliCorp Networks, People's Energy Services, Cedar Rapids Water Department, Grays Harbor Public Utilities District, Benton Public Utilities District and California Water Services.

"SPL is the only customer management software solution provider that can demonstrate a 100% successful implementation track record. We have never failed a customer." said CD Hobbs, President and Chief Executive Officer, SPL WorldGroup. "The eight companies that have implemented our solutions so far this year represent the entire range of energy companies in terms of the business and markets they serve. It is a testament to our company, products and people that we can meet the changing requirements facing the retail and distribution needs of the investor owned market, as well as those of the public sector energy companies."

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia

Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

Eskom inks major deal with SPL WorldGroup for CorDaptix™

Investment in world-class software demonstrates commitment to future of electricity supply in Africa

Johannesburg South Africa & Morristown, NJ — August 16th, 2001. Jacob Maroga, Executive Director of the Distribution Group of Eskom and CD Hobbs, CEO and President of SPL WorldGroup BV (SPL WorldGroup), today formally signed a major new partnership between the two companies in an official ceremony at Eskom's head office, Megawatt Park.

The ceremony signals the commencement of a major project to implement SPL WorldGroup's world-leading customer management software, CorDaptix™, across the distribution operations of Africa's largest utility. Eskom is one of the world's top seven utilities, supplying electricity to over 3.2 million customers in South Africa, and is a major innovator in the continuing development of electricity supply on the continent.

CorDaptix will replace Eskom's existing legacy customer information system to facilitate improved customer service.

"Eskom continues to invest in South Africa's electricity infrastructure. The implementation of this world-class software package will allow us to offer better service to our growing customer base and prepare for changes in the way in which power is distributed," said Maroga. "In selecting SPL WorldGroup's CorDaptix, we have chosen a product with a proven ability to scale and adapt to some of the largest energy utilities in the world. We will also benefit through the exposure of our staff to outstanding energy industry intellectual capital and best practice as a result of comprehensive product training."

"It is an honor to be present in Johannesburg, South Africa, where SPL WorldGroup was originally conceived and created, to sign this significant agreement with Eskom," said CD Hobbs, President and Chief Executive Officer of SPL WorldGroup. "Eskom is one of the world's largest and most visionary electricity generators and distributors, supplying over 95% of South Africa's power. In choosing SPL WorldGroup and CorDaptix, Eskom has formed a relationship with a product innovator and a company

that maintains a 100% successful track record of delivery. We are looking forward to working together over the next 18 months and beyond."

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe and Asia Pacific, and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or (800) 275-4775 within the US and Canada.

About Eskom
Eskom is South Africa's national electricity utility. It supplies 95 percent of the electricity requirement in South Africa and in the process generates electricity equating to more than all other suppliers in Africa combined. This electricity is provided at prices that are among the lowest in the world, and at a time when it is undergoing transformation to prepare itself for a more competitive environment. In 2000, it earned revenue from electricity sales of 178 192 GWh, amounting to R23 569 million.

This achievement is a reflection of Eskom's goal to remain the provider of the world's lowest-cost electricity for national growth and prosperity. As a result of lowered costs and effective management, it has kept its annual price increases to below the rate of inflation for more than 12 consecutive years. Eskom undertook to maintain this trend by reducing the price of electricity, in real terms, by 15 percent between 1994 and 2000, and achieved this by 1999. In this way, Eskom has reduced the price of electricity in real terms and contributed to the lowering of inflation in South Africa as well.

Eskom is currently one of the top seven utilities in the world in terms of size and sales and it intends to retain this position by adopting strategies that strengthen its ability to react to changing requirements while at the same time embracing flexibility to deal with uncertainty. This position is embodied in Eskom's strategic intent – to be a provider of energy and related services of global stature.

To this end, Eskom has been diversifying its areas of interest. It not only focuses on electricity, but also leverages its core competencies into energy and related services, such as gas, telecommunications and information technology. Apart from the business of electrical energy, Eskom is positioning itself at the cutting edge of technological innovations. It is currently developing a variety of energy technologies, has immense telecommunications capacity, and its information technology capacity has been

combined and reconfigured with that of two other state-owned organizations to form one of the largest IT organizations in the country.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

SPL WorldGroup Launches New Consulting Division Focused On Innovation

TransFormance Group Formed To Meet Challenges Of New Business Dynamics

Morristown, New Jersey August 21st, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy, water and waste management industries, has created a new consulting division: TransFormance Group. TransFormance Group will help companies develop people, processes and technology to enable and foster innovation and transformation in response to rapidly evolving industry business models.

"To compete effectively at today's pace of business evolution, managers must develop organizations that are more nimble and innovative while simultaneously sustaining operating and financial performance. Building this innovation engine is the challenge of today's CEO." said CD Hobbs, President & CEO of SPL WorldGroup. "In response, SPL has formed TransFormance Group to focus on helping organizations become more innovative as they face this business environment."

Leveraging SPL's experience with global best practices for customer management in the service sector, along with the company's philosophy centering on adaptability through innovation[1], TransFormance Group will help its clients identify key customer-centric areas where innovation can support sustained competitive advantage.

The new consulting division will apply proven methodologies to align business imperatives with market conditions and work with clients to successfully apply innovation across human, process and technology systems. Innovation metrics will measure each client's success in building TransFormance (the ability to adapt to new business models while simultaneously maintaining performance levels) into their organization. TransFormance Group's service offerings will initially focus on the energy, water and waste management industries.

1 SPL's vision on innovation has been published in a number of articles and white papers that are currently available at the Company's website.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business

responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

SPL WorldGroup Appoints Joanne B. Kelley To Head TransFormance Group

Morristown, New Jersey—August 29th, 2001. SPL WorldGroup, B.V. (SPL) has appointed Ms. Joanne B. Kelley as the Managing Director of the company's newly formed TransFormance Group. The new consulting division helps companies develop people, processes and technology to enable and foster innovation and transformation in response to rapidly evolving industry business models through a process called TransFormancesm. Ms. Kelley, who has an impressive track record of developing business in the strategy and information technology areas of energy companies and utilities, will head the new division.

"We welcome Joanne to TransFormance Group and SPL where we know she will be extremely effective in bringing considerable extra value to our customers." said CD Hobbs, "In today's business climate, where change and unpredictability reign supreme, the company that can develop a culture, organization and technical infrastructure to promote innovation, as well as business efficiency, will be successful. TransFormance Group, under Joanne's expert direction, will help our clients realize that vision."

Ms. Kelley was most recently VP of Consulting, Executive Services, at META Group where she established and developed that company's industry leading consulting practice in the energy sector. Previously, she has held senior management posts in both consulting and marketing including tenure at Renaissance Worldwide, Inc., Hewlett-Packard Company and Digital Equipment Corporation.

"I am delighted to be at SPL WorldGroup, leading TransFormance Group to assist CEOs in focusing their companies on innovation. Today's service industry leaders are being challenged to create an innovation engine capable of rapidly migrating from one industry model to another. We will help clients in this mission by assessing, supporting and measuring their organization's capacity to innovate. We will also help clients make the necessary changes to build, sustain and measure their organization's innovation engine and excel in the new innovation environment." said Ms. Kelley.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to

demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

About TransFormance Group
A division of SPL WorldGroup, B.V., TransFormance Group was established in 2001. TransFormance Group helps companies develop people, processes and technology to enable and foster innovation and transformation in response to rapidly evolving business models through a process called TransFormancesm.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

SPL WorldGroup Appears on Alexander Haig's World Business Review *TV Series*

Discusses CRM to the Energy World

Boca Raton, FL – Multi-Media Productions (USA), Inc. is proud to announce the appearance of Guerry Waters, senior vice president of Marketing and Strategy of SPL WorldGroup on Alexander Haig's *World Business Review.* The episode airs September 1st through September 5th on U.S. public television stations, including New York, Chicago, San Francisco and Miami. For specific market-by-market air dates and times, please e-mail healingm@mmpusa.com. Host, Alexander Haig, former Secretary of State for President Reagan and former COO and president of United Technologies, discusses "CRM to the Energy World." Joining in the discussion as industry expert is Daniel T. Miklovic, vice president of Collaborative Commerce at Gartner.

SPL WorldGroup

SPL Worldgroup (SPL) developed the first customer management system in North America specifically to handle the complexities of the deregulated energy market. "SPL WorldGroup was chosen for the show due to its solution-based approach to the challenges faced by today's domestic, as well as global energy companies," said Barry Reuben, the show's senior programming executive.

The company is currently operating with the third generation of its application, named CorDaptix. SPL's application currently bills over 20 different energy and non-energy products and services from a single system, providing a single bill for the customer.

"At SPL we believe that the future of the utilities market lies in the ability of companies to innovate and adapt to today's changing markets. Furthermore, a battle is being fought among utility companies to retain, service and acquire clients providing them with the services they demand. In order to make this process as simple as possible, SPL has created CorDaptix, which sits at the core of the customer management process, and provides any company with the flexibility to adapt and tailor their solution to meet customer needs. If companies are to succeed in the utilities sector today, they must adopt

innovative solutions capable of providing them with competitive advantage," said Waters.

Taped in Washington, DC, *World Business Review* may also be viewed on PBS The Business & Technology Network, Bloomberg Television, United Airlines, or through video on demand via Yahoo!Broadcast. Additionally, *WBR* airs on local affiliates of major television networks (ABC, CBS and FOX) throughout the United States. *WBR*'s program guide magazine is distributed to a targeted business demography, and may also be accessed onboard Continental Airlines and in its President's Club executive lounge.

WBR's continuing education series is being used in a variety of business and technology courses or within the Business School libraries at Carnegie Mellon University, University of Notre Dame, Dartmouth College, Duke University, DePaul University, Georgetown University, University of Florida, and the City University of Hong Kong, among other distinguished institutions of higher education.

Videotapes or continuing education systems (via Indiana State University) are available by calling 1-800-WBR-1032 or by visiting www.wbrtv.com.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 401 7531
Lori_hobbs@splwg.com

JEA Tackles Customer Management Using SPL WorldGroup's Solution

Morristown, New Jersey—September 5th, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy, water and waste management industries, has been selected by JEA, Florida's largest municipally owned electric power and water utility, to supply their market leading customer management product. Designed and built by SPL and marketed by PeopleSoft, Inc. in to the municipal market, JEA will implement the product to help manage and serve their 340,000 electric and water customers in Jacksonville and parts of three adjacent counties.

After an extensive search process, JEA selected SPL over numerous other vendor solutions citing the superior flexibility of SPL's product and the company's unique 100% implementation track record. Mr. Jim Dickenson, Executive Vice President Services at JEA noted "We looked at several criteria during our selection process but the major reasons that we selected the SPL solution were the product's capability to meet JEA's short and long term business needs and, provide a financially viable and attractive option that minimized JEA's risk."

"JEA is an established leader in the large municipal energy market place and SPL's selection against fierce competition is very pleasing." said CD Hobbs, President and Chief Executive Officer, SPL WorldGroup. "SPL continues to demonstrate an ability to meet the changing business requirements that face public sector energy companies as well as retail and distribution needs in the investor owned market."

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

About PeopleSoft CIS for Public Enterprise
Developed and built by SPL WorldGroup using the PeopleSoft tool set, the PeopleSoft CIS for Public Enterprise solution is marketed to municipals across North America by PeopleSoft, Inc. The package is designed, developed, implemented and supported by SPL WorldGroup.

About JEA

JEA, established by the City of Jacksonville in 1895, owns, operates and manages the electric system, water and wastewater system. Compared to other municipally owned electric utilities, JEA is Florida's largest and the eighth largest in the United States. JEA currently serves more than 340,000 customers in Jacksonville and parts of three adjacent counties. For more information JEA, visit their web site at http://www.jea.com.

###

COI ... 7:21

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 401-7531
Lori_hobbs@splwg.com

TransFormance Group Adds Expertise

Recruits Marc F. Jacobson As Principal

Morristown, New Jersey—October 16th, 2001. TransFormance Group, a consulting division of SPL WorldGroup B.V., announced that Mr. Marc F. Jacobson has joined them as Principal. The TransFormance Group helps companies develop people, processes and technology to enable and foster innovation and transformation in response to rapidly evolving industry business models. The new division of SPL was first announced last August and is headed by Managing Director, Joanne Kelley.

Jacobson has an impressive background in customer management and its processes, having held positions with answer*think*, Inc., Accenture, KPMG Peat Marwick, Cap Gemini Ernst & Young, and other leading management consulting firms. He will play a key role in the on-going development of TransFormance; its tools and methodologies as well as in leading client projects.

"We are excited to welcome Marc to TransFormance Group where his extensive knowledge and experiences in Customer Management and associated processes will be well utilized to help our clients innovate, adapt and excel." said Ms. Kelley, "TransFormance Group applies proven methodologies to align business imperatives with market conditions and works with clients to successfully apply innovation across human, process and technology systems. Marc's background and particular skill sets in Customer Management will be critical in the continued development of the Division."

About TransFormance Group
A division of SPL WorldGroup B.V., TransFormance Group was established in 2001. TransFormance Group helps companies develop people, processes and technology to enable and foster innovation and transformation in response to rapidly evolving business models through a process called TransFormance℠.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and

scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775

###

FOR IMMEDIATE RELEASE
Contacts:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681- 8020
gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc.
(973) 401-7531
lori_hobbs@splwg.com

SPL Build Further Market Dominance In Australia's Deregulating Utilities Sector

Australian expertise leads the way for US, European providers

Morristown, NJ. October 31st, 2001. SPL WorldGroup BV, the leading provider of customer management solutions to the global energy, water and waste management industries, is set to expand its already dominant position as the leading provider of billing and customer management solutions in the Australian utilities marketplace with full retail contestability imminent for the country's two most populous states.

SPL client implementations currently support billing for approximately 2.5 million customers out of a potential market of eight million. By comparison, its nearest competitor bills less than 1.4 million clients. Additionally, when the two largest states in terms of customer numbers, New South Wales (NSW) and Victoria, introduce full retail contestability in early 2002, SPL is expected to support billing for up to four million customers; half the projected market. Three long-term SPL customers: AGL, United Energy and Texas Utilities, dominate the Australian market serving a substantial majority of the country's eight million total customers.

When Victorian-based United Energy became the first utility in Australia to move forward with a new customer management billing solution for the deregulated market more than four years ago, it selected SPL as its solution provider. The SPL/United Energy project resulted in a successful implementation that delivered United Energy numerous cost, productivity and customer service benefits, and assisted SPL in securing new customers in the US and Europe.

"United Energy's initiative gave SPL the opportunity to work with a company that wanted to lead the market and this is consistent with SPL's philosophy. We welcome the opportunity to work with companies who embrace innovation to lead their markets locally and worldwide," said CD Hobbs, President & CEO of SPL WorldGroup. "Australia has deregulated more aggressively and in a shorter timeframe than the US. With United Energy as a client, SPL made a lot of enhancements to our products to support Australia's early maturation cycle. These enhancements have made our solution very attractive to companies in the US and Europe. The enhanced product not only

served our customers' needs for the market in Australia, but also our deregulation experience helped SPL secure new business internationally, including two of the largest utilities in Europe: nPower in the UK and Electricite de France (EDF)."

In line with the country's aim to adopt a national energy market, Australia has introduced deregulation in the national electricity market for both generation and retail. The transmission and distribution segments – monopolistic by nature – will remain fully regulated.

Australia has traveled much further down the deregulation path than the US and most of Europe, with the exception of the UK. Australia has been a world leader in embracing deregulation of its utilities market since a 1991 Industry Commission report recommended restructuring the industry to promote efficiency through competition. The staggered introduction of full contestability will see South Australia follow NSW and Victoria in 2003, with other states yet to commit to a timetable.

"The plan is for a national market here and where that makes most sense is where you have the densest population in the smallest geographic area, and that is the east coast of Australia, particularly NSW and Victoria. That is where the early adoption of deregulation is happening and that is where SPL and our major customers are dominating," said Mr. Brenton McPherson, SPL's Senior Vice President of Sales for the Asia Pacific region.

A key lesson from the Australian experience for utility providers in other states and countries undertaking deregulation is the importance of flexible, customer-focused billing systems, as companies broaden their product and service portfolios. One of SPL's key customers, AGL (formed in 1837 as a gas company) became the first Australian energy company to offer natural gas, LPG *and* electricity to customers. It has now bought a mobile phone business – providing SPL with the opportunity to modify, enhance and integrate a legacy billing system to support the range of new offerings.

"One of the things deregulation has brought to utilities is the need to offer different types of products and services. Because companies are offering more products, flexibility in billing is critical. Today our system bills more than 20 energy and non-energy products for customers," Mr McPherson said.

Reflecting its commitment to tailor its products and services to meet local customer and market needs, SPL's Australia operation has introduced a formalized applications support and maintenance offering for AGL. "Whether a utility is regulated or deregulated, these types of systems need the highest level of availability for customers. We formalized the maintenance process with a dedicated team to provide dedicated support for AGL. It is an extra service that helps ensure maximum uptime," Mr McPherson said.

While SPL's next-generation customer management software CorDaptix was only unveiled in Australia in August, it has already attracted significant interest from existing

and potential SPL customers. Mr McPherson expected all customers to migrate from CI*S* ***PL*US, SPL's original customer management system, to CorDaptix within the next year.

###

0511.2-4 7:21

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

SPL WorldGroup Announces Record Revenues And Installed Base Growth Through 2001

Morristown, New Jersey—November 13th, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy, water and waste management industries, reported that global company revenues have increased by more than 30% over the previous financial year. These financial results follow a year in which the company announced new products and services, organizationally realigned to maintain its market leading focus, and signed a significant list of new customers in the U.S., Europe, Asia and Australia.

"These very pleasing financial results reflect a year of achievement for SPL around the globe," said CD Hobbs, President and CEO of SPL WorldGroup. "Not only have we signed 11 new customers and successfully implemented seven others, but we also introduced an innovative new product, CorDaptix™, that significantly strengthens our market position, as well as launched TransFormance Group, a new consulting division. SPL has now laid the foundations on which the company will continue to serve our customers and maintain our position as market leader worldwide."

SPL's strength is evidenced through the signing of 11 new customers during the year. In North America, where SPL already maintains the largest installed base in the top 256 utilities, the company signed City of Cedar Falls, City of Cedar Rapids, City of Ocala, Grant County PUD, JEA Corporation, Richmond Power & Light and Waste Management, Inc., the world's largest waste management company. Of particular note was the company's strong performance in Europe and Africa where revenues increased by more than 250% largely attributed to success in adding significant new customers including Atlantic Electric & Gas, N.V. DELTA Nutsbedrijven, Npower and Eskom.

The addition of these customers represents a significant achievement and is indicative of a natural expansion of SPL's focus beyond energy into a variety of other customer-focused industries including water, waste management and other services. Additionally, SPL now counts 4 out of the world's top 10 utilities as customers.

SPL maintained its unique 100% implementation success record completing implementations at Atlantic Electric & Gas, Greys Harbor PUD, Lafayette Utilities System, Npower, Omaha Public Power District, PES and Utilicorps Networks Canada.

Following the appointment of CD Hobbs as President & CEO late last year, SPL has re-organized with a focus on delivering leading customer management products to energy and services markets worldwide. Recognizing that many of these industries face unprecedented change at a rapid pace, SPL's vision has been to deliver a software product that can adapt with business change and provide the scalable and extensible platform or core architecture to support customers now and in the future. SPL's new customer management core product, CorDaptix, was released earlier in the year representing the fruition of this vision.

As a result of the company's stronger focus on software products, SPL also strengthened its management team in product strategy and product development. These appointments were designed to ensure that CorDaptix more than matched the company's vision and to deliver product quality unmatched in the industry.

In line with the company's best-of-breed product emphasis, SPL has built a number of relationships with other vendors and service providers including a key alliance with Siebel Systems. This strategic alliance seamlessly integrates the leading customer management and CRM products in the market. Closer ties with leading services organizations such as Accenture and Logica translated into new customers and new opportunities throughout the year.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 401 7531
Lori_hobbs@splwg.com

For Atlantic
Phil Ryan
BSMG Worldwide
+44 20 7841 5468

Mr. Ali Moinuddin
SPL WorldGroup, London
+44 207 8519840
ali_moinuddin@splwg.com

Atlantic Electric And Gas Underpins Market Expansion With Powerful Billing System From SPL WorldGroup

Morristown, New Jersey - November 21st, 2001. Atlantic Electric and Gas, one of the UK's few non-aligned energy suppliers which offers a 'fresh new approach' for Britain's residential and commercial energy users, has invested in a new multi-million pound customer billing system to reinforce its customer service commitment.

The system, supplied by customer management solutions provider SPL WorldGroup, supports the complex billing requirements of the UK's deregulated competitive energy market and is a vital element in Atlantic's plan to expand its customer base and market share.

Atlantic chief executive officer Jeff Percival comments: "Deregulation of the UK's energy supply market offers major opportunities for new firms like Atlantic to offer attractive combinations of value-for-money and high customer service standards. To be a serious player, as we aim to be, you have to invest significantly in support systems that are proven and can grow with your business. And our business is growing fast because we deliver what customers want."

Atlantic's decision to purchase the SPL system, which recently went live after extensive testing, results from fierce competition in the energy supply market. Atlantic is one of the few independent energy providers competing in all sectors of the UK market including residential; most providers are offshoots of existing regional electricity companies or energy generators.

As part of its 'fresh approach', which focuses on cheaper energy and high customer service standards, Atlantic needed a billing system capable of handling dual fuel billing for electricity and gas supply – a key requirement for its rapidly growing base of thousands of business and domestic customer sites across the UK.

In addition to SPL's application, Atlantic has also installed and integrated the market-proven MMTPowerQuote and Logica Nexus electricity and gas registration system to meet regulator

OFGEM's licence criteria. With customer service and satisfaction at the heart of its business strategy, Atlantic sees all of these technology investments as key to its projected growth.

All Atlantic's systems are hosted at Logica Services' Data Centre in Bridgend with full back-up and disaster recovery procedures in place. Adds Percival:

"Some supply companies have managed to get away with installing 'lower scale' systems. That could rebound badly on them as accurate billing is an important satisfaction criteria for customers. Atlantic's system had to be capable of handling single or multi-site customers, multiple products and a variety of billing formats and options, never mind the scores of thousands of new customers that we aim to win in the next year or two."

Using SPL's customer billing system, Atlantic is able to integrate individual customer information into an easy-to-use, real-time system that enables Atlantic to enhance customer satisfaction with increased billing flexibility and accuracy. According to OFGEM, billing is one of the main sources of customer complaints in the energy supply industry.

"At Atlantic, we are committed to meeting and exceeding the needs of our customers, and we know that billing is something that can really irritate people if it is late, inaccurate or doesn't have enough information. Our investment in SPL's solution enhances the way we manage this important process and get it right," comments Percival. "Currently, energy customers are demanding increased flexibility in their billing and many utilities companies ignore this growing market trend. At Atlantic, we listen and respond to what our customers want, and this is exactly why we have invested in the SPL solution. It provides the technology to deliver what our customers want because that is central to Atlantic's business proposition."

"We are delighted to be working with Atlantic at such an exciting time in its development," commented Robert Fillmore, Vice President & Managing Director, EMEA, SPL. "We have been particularly impressed by the expertise of Atlantic's management and the ease in which their staff have implemented the systems. SPL provides its customers with proven technologies that help them achieve their core business goals, while being scaleable and flexible enough to cope with company and market evolution for years to come. Atlantic's highly customer-focused approach ensures that the company is well positioned to become a major player in the UK energy market and SPL provides the core platform for their strategic approach to customer management."

About Atlantic

Atlantic started selling electricity to domestic and business users in the UK in 2000. The company, which currently has a customer base of over 25,000 sites, including The National Trust and Manchester Airport, is supported by Sempra, one of the biggest energy traders and suppliers in the US. Its headquarters are in Gloucester and its customer service center is in Cardiff.

Visit Atlantic Electric and Gas at http://www.atlanticeg.com or call 01452 55 11 55.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at http://www.splwg.com or call +44 207 8516840

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 401 7531
Lori_hobbs@splwg.com

SPL WorldGroup Elevates Level In Siebel Alliance Program And Announces Siebel Validation

Common Customers and Energy Companies Benefit From Tightly Integrated Solution

MORRISTOWN, NJ, November 29th, 2001—SPL WorldGroup, Inc., the leading provider of customer management solutions to the global energy, water, and waste management industries, today announced that it has upgraded its level of participation in the Siebel Alliance Program to that of a Premier Software Partner. Siebel Systems, Inc. (Nasdaq: SEBL) is the world's leading provider of eBusiness applications software. SPL and Siebel Systems have developed a joint business plan and will be working closely together to deliver solutions to the utility market that provide both regulated utilities and energy service companies with increased business flexibility, efficiency, and improved customer satisfaction.

As the first step in this expanded alliance, SPL announced that it has successfully validated the integration of its CorDaptix application version 1.2.5 with Siebel *e*Energy 2000. Siebel *e*Energy is a comprehensive suite of eBusiness applications designed specifically for the energy and utility industries that enables sales, marketing, and customer service across all customer touchpoints including the Web, call centers, field service representatives, and a mobile direct sales force. SPL's CorDaptix is the market-leading customer management solution that handles all transactions from customer initiation through product and service delivery to minimize risk for energy and service companies who are positioning to compete successfully in energy markets.

With this validation, customers of Siebel Systems and SPL WorldGroup can now leverage the detailed customer usage and purchasing history captured on an invoice, bill, or statement, creating a more complete view of the customer for sales, service, and marketing. Customer service representatives using Siebel *e*Energy can see and interact with exactly what customers see on their printed statement, enabling representatives to provide more efficient and focused service to the customer. Using a number of proven integration methods, the integrated solution allows real-time access to billing information, resolution of customer billing inquiries, and metering and settlement processing, and enables the use of billing and user profiles for targeted up-sell and customer retention marketing.

“We share a number of marquee customers with Siebel Systems—including Electricite de France, TXU, and nPower—and since they have already selected the Siebel *e*Business Applications and SPL WorldGroup applications, we felt it was important to also offer them a proven, integrated solution, validated by Siebel Systems, that would ultimately improve the return on their technology investment,” said CD Hobbs, President and Chief Executive Officer of SPL WorldGroup. “With the CorDaptix integration to Siebel *e*Energy, our joint customers can now improve the efficiency, quality, and responsiveness of customer management by delivering more interactive and dynamic billing and enrollment information directly to the customer service representative’s desktop.”

To leverage the strengths of each application, the Siebel *e*Energy–CorDaptix integration has been designed such that Siebel *e*Energy is the repository for customer relationship data and CorDaptix manages the billing information. Siebel Systems’ and SPL’s rich integration architectures provide the flexibility and assurance of seamless interoperability through the use of XML as the standard language between the two applications. The main data keys are synchronized, allowing a minimalist approach to the amount of data replication required to support the business operation.

“Our customers are increasingly choosing SPL WorldGroup as their customer management solution,” said Jim McCray, General Manager of Siebel *e*Energy at Siebel Systems. “The integration of Siebel *e*Energy with SPL’s CorDaptix improves the delivery of enrollment and billing-related customer management by enabling bill adjustments, customer sign-up and enrollment, service requests, and invoice management. Equipped with that concentration of account information, the call center representative has the power to deliver sharper, more efficient, and better-focused customer service, allowing companies to reduce costs and effectively build dynamic customer relationships.”

The Siebel Validation Program applies rigorous technical scrutiny to evaluate the integration of third-party solutions with Siebel *e*Business Applications. Integrations that meet the strict standards of Siebel Systems’ testing criteria are validated and documented by the Siebel Alliance Program. The validated connector for this joint solution is available immediately for license from SPL WorldGroup.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water, and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the U.S. and Canada, (800) 275-4775.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 401 7531
Lori_hobbs@splwg.com

SPL WorldGroup Customer Management Solution Deployed By Grant County PUD

11-Month Implementation project completed

Morristown, New Jersey—December 5th, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy, water and waste management industries, has successfully implemented SPL's customer management software product for the public utility market at Grant County Public Utility District. Grant County PUD supplies electric power to over 40,000 residential, commercial and industrial customers in the Central Washington area.

Grant County selected the SPL customer management solution, marketed by PeopleSoft, Inc., as a replacement for an in-house legacy system. The in-house system had been temporarily modified to address the Y2K date problem and was replaced by the SPL system after a successful implementation that took just 11 months after final selection.

"SPL's customer management product is excellent," said Ms. Suzy Anderson, Project Manager for the Grant County PUD. "Many of the other potential solutions that we looked at did not have the rating flexibility that we required to properly service our irrigation customers but SPL's product had that capability and they have delivered."

Grant County PUD chose the SPL solution based, in part, on its superior rating engine flexibility and capabilities. Over 4,000 Grant County PUD customers are irrigation users. Irrigation power services utilize multiple rate levels that may be combined and calculated dependent upon usage and usage period. The PUD also required the ability to modify rates and recalculate pro-rated charges based on the date of a pump change out. These requirements introduce an unusual element of rating and billing complexity for the public utility service provider that had to be addressed by the system. Additionally, customer invoices are now easier to read and, in moving from whole dollar to penny billing, are more accurate.

"The Grant County PUD's rating needs clearly demonstrate the requirement for flexibility in core customer management system functions," said CD Hobbs, President and Chief Executive Officer, SPL WorldGroup, "The SPL rating engine is the most sophisticated rating engine in the world and its tremendous flexibility and ability to handle complex rating situations, as well as provide users the ability to modify complex rates swiftly, has been well proven in practice."

"We approached this project with great care, notifying our customers in advance of the impending changes in bill presentment and content, in ensuring management and project team commitment and, in a well-defined project scope" said Ms. Anderson. "SPL greatly assisted us with the success and timely implementation of this system and our customers have benefited from easier to read bills and improved billing accuracy."

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.Visit

About PeopleSoft CIS for Public Enterprise
Developed and built by SPL WorldGroup using the PeopleSoft tool set, the PeopleSoft CIS for Public Enterprise solution is marketed to municipals across North America by PeopleSoft, Inc. The package is designed, developed, implemented and supported by SPL WorldGroup.

Grant Count PUD.

The Grant County Public Utility District, located in Central Washington, is a municipal corporation of the state of Washington authorized by a majority vote of the citizens of Grant County in 1938.

A consumer-owned public utility, the District has a five-member board of Commissioners comprised of local citizens elected on a nonpartisan basis by the people of Grant County. The Commissioners meet weekly to set policy, review operations, and approve budget expenditures.

The District is a major generating utility with two large hydroelectric developments on the Columbia River and two small generating plants on local irrigation canals. Electricity is sold on a nonprofit retail basis to Grant County residents and wholesale to utilities serving customers in seven Western and Northwestern states.

and in certain foreign jurisdictions. All other brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

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Press Releases

FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup Prepares For Further Global Growth With Appointments of COO And CTO

Morristown, New Jersey - December 12th, 2001: Following a year of sustained global revenue and installed base growth, SPL WorldGroup, B.V. (SPL), has announced the creation of new Chief Operating Officer (COO) and Chief Technology Officer (CTO) senior management positions. Additionally, company President & CEO; CD Hobbs was recently appointed Chairman of SPL's Board of Directors. The new management positions are designed to increase the efficiency of the SPL senior management team and of management oversight as SPL continues its growth, especially in overseas markets.

Mr. David Mulit has been appointed SPL's new COO. Mr. Mulit most recently served as SPL's Senior Vice President of Global Delivery, a responsibility that he will maintain in his new role, which now includes SPL's Global Sales and HR functions.

Mr. J. Guerry Waters' role will increase to that of CTO, where he will manage Information Technology, along with his existing Global Marketing and Product Strategy responsibilities. Mr. Waters will be responsible for the technical footprint of the company's software products as well as overseeing development of the infrastructure critical to the execution of SPL's business strategy.

"Dave Mulit has a track record of strong leadership and management in global delivery where SPL maintains a remarkable 100% implementation track record. He will now expand his abilities and expertise over a broader set of functions critical to SPL's continued success", said CD Hobbs, SPL President & CEO. "Guerry Waters was previously CTO for one of the world's largest utilities and we are leveraging his valuable experience and insight in his newly expanded role at SPL. Under his direction, SPL's winning technology and product strategies will gain even greater industry visibility."

Additionally, SPL has appointed Mr. Peter M. Thomas to the role of Senior Vice President, Global Sales. Mr. Thomas was previously Senior Vice President, U.S. Sales for META Group, Inc. a leading research and advisory company. While at META, Mr. Thomas was instrumental in building the successful vertical industry sales teams and had previously led its Energy industry sales team. With a successful track record of working in operational management and sales roles in both the technology and software sectors, including key contributions with Eurosoft International, Inc. and Precision Software, Inc., Mr. Thomas brings tremendous experience to the SPL management team.

"With a strong sales background in technology and software, along with valuable experience gained in building successful vertical industry sales teams with META Group, I am looking forward to contributing to SPL's ongoing success", said Mr. Peter Thomas. "I have enormous respect for CD Hobbs' vision and the strong management team that he has formed at SPL and I believe that, when combined with SPL's innovative software products and services, SPL is strongly positioned to continue to deliver success."

The company's growing global customer base now spans energy, waste management and water industries. These new roles and responsibilities will assist SPL to build the infrastructure and maintain the management focus it believes is required to sustain its growth while continuing to provide its customers with market-leading implementations and customer-support services.

###

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL Forms Alliance With Logica To Target Deregulated Energy Sector

Morristown, New Jersey - January 7th, 2002: SPL WorldGroup, the leading supplier of customer management and billing applications to the global energy industry, has today announced a strategic implementation alliance with Logica, the global solutions company. By the terms of the agreement, SPL's customer management product, CorDaptix™, will be integrated into Logica's energy and utilities portfolio for target markets in Europe, Middle East and Africa (EMEA).

In these newly deregulated and liberalised markets, energy companies are facing a number of significant challenges. Customer retention and acquisition are now key issues, as customers are offered more choice and, as a consequence, are no longer dependent on their local utility for electricity, natural gas and other utility supplies. In these increasingly competitive markets, SPL and Logica are working together to provide strategic solutions capable of adapting to fluctuating market demands.

Both SPL and Logica have an extensive history of working with energy companies in deregulated markets and this partnership takes advantage of the core competence of each partner while building further expertise in the market. Coupled with Logica's experience in the delivery and integration of Customer Relationship Management systems (CRM) globally, SPL will allow companies to develop solutions tailored to specific market requirements.

"In preparation for deregulation, utilities have to make effective customer management a primary business objective," said Ken Whittaker, International Manager of CRM and Billing for Utilities at Logica. "Working with SPL allows us to extend the solutions we provide to our energy customers, helping them to strengthen current customer relationships while providing the tools necessary to expand their customer base.

"Leveraging Logica's strength in business and IT consulting, systems integration, metering and Customer Relationship Management, together with SPL's best-of-breed customer management and billing application, will provide energy and service customers with an end-to-end solution," said Robert Fillmore, vice president and managing director of SPL WorldGroup's EMEA operations. "This alliance of products, skills and expertise will help provide our mutual customers with reliable customer management solutions that provide the flexibility, breadth and depth of functionality to truly support operations in deregulated markets."

SPL's CorDaptix represents the next-generation of customer information systems

by providing an adaptable customer core. Companies can use plug-ins to adapt this core product rapidly to meet specific business requirements. CorDaptix was launched in the European market in June 2001.

About Logica
Logica (LOG.L) is a leading global solutions company providing management and IT consultancy, systems integration, products, services and support. Logica's clients operate across diverse markets including telecom, financial services, energy and utilities, industry, distribution and transport and the public sector. The company has over 12,000 staff in 30 countries worldwide. Founded in 1969, Logica is listed on the London Stock Exchange where it is part of the FTSE100 index of the largest UK listed companies. More information can be found at www.logica.com

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

FOR IMMEDIATE RELEASE

Contact:
Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 401 7531
Lori_hobbs@splwg.com

TransFormance Group Study Highlights Pitfalls For Australian Electricity Suppliers In State Of Victoria

New Research Shows Consumers Expect Significant Price Cuts in 2002

Morristown, New Jersey - 14th January, 2002. Energy companies in Australia's State of Victoria face significant new challenges in meeting customer expectations as full retail contestability (FRC) comes into effect on 1st January 2002. That's the finding of new research by Transformance Group, who found that over 80% of Victorian consumers are aware of FRC and hope for significant reductions in electricity prices as a result of increased competition.

TransFormance Group, the consulting division of SPL WorldGroup, a leading provider of best-of-breed customer management solutions to the energy and service related industries, was recently established to help organisations become more innovative as they face the challenges of new business dynamics. The division is conducting a series of market studies to track the impact of full retail contestability on the energy industry in Victoria, Australia.

Transformance Group principal, Trevor Aronson, said one of the key findings of the initial research was that consumers are expecting the deregulation process to deliver substantially cheaper prices. "We found that consumers across the board generally believe that energy companies enjoy large profit margins and expect increased competition to provide opportunities for them to save money on their electricity bill," he said. "Ninety percent of those surveyed said they would switch suppliers for a saving on their energy bill, with most expecting reductions of at least 10 percent. However, the reality is that electricity companies operate on margins as low as two or three percent and prices are more likely to stay the same, or even increase, as a result of deregulation. The challenge for electricity suppliers will be to effectively communicate the benefits they offer to customers while taking full advantage of opportunities to reduce overheads," he said.

According to the survey, January 1st will not see massive customer churn with most customers (82 percent SMEs and 75 percent residential) expressing varying degrees of satisfaction with their current energy supplier. Fifteen percent of SMEs and 17 percent of residential customers said they would remain loyal while 47 percent of SMEs and 56 percent of residential customers plan to wait and see what options are introduced.

However, Mr Aronson said there would be significant opportunities for proactive energy companies, with a substantial proportion of customers (37 percent SMEs and 27 percent residential) planning to investigate their options in a deregulated environment.

"It's too early to say if there will be customer churn in the energy sector, but we will track their behavior over time. Certainly, the fact that 25 percent of SMEs and 16 percent of residential customers said they would consider using an interstate supplier indicates that the interstate players entering the Victorian market have much to gain," he said. "High value customers were not distributed equally between suppliers. This means that suppliers with a large proportion of high value customers will find their customer base under significant threat, while suppliers with more low value customers are less likely to be targeted," explained Mr Aronson. "In a low margin environment where customers are very price conscious, perceived value will become key to attracting and retaining customers."

Other important findings of the research were the existence of a significant degree of brand confusion with 10 percent of consumers unable to name their electricity supplier. "TransFormance Group will use the results of this and future studies to identify ways to assist our energy clients to tailor their products and services for a

deregulated market, helping them to become best-of-breed in their operation and customer service delivery," he said.

The research, conducted for TransFormance Group by market research company DBM Consultants, surveyed 150 SMEs and 200 residential customers in the State of Victoria, Australia.

About TransFormance Group

TransFormance Group, the consulting division of SPL WorldGroup, helps companies develop people, processes and technology to enable and foster innovation and transformation in response to rapidly evolving industry business models.

###

Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

City Utilities Of Springfield, MO Enhances Customer Management Flexibility Using SPL WorldGroup Software

Morristown, New Jersey - January 24th, 2002. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy, water and waste management industries, has successfully implemented SPL's customer management software product at City Utilities of Springfield, MO (www.cityutilities.net). City Utilities is a customer-owned utility that serves approximately 90,000 customers in southwest Missouri with electric power, natural gas and water.

City Utilities selected the SPL software to replace an internally developed legacy system. With an eye on the potential for future de-regulation, City Utilities' in-house system was hard to maintain and costly to enhance making the implementation of new business requirements difficult. After a selection process that was completed in 2000, City Utilities chose the SPL software, in part, based on the current and future technical architecture of the product. The product architecture is fully upgradeable and designed to accommodate future customer growth, product-line introduction/extinction and scale.

"The flexibility of the SPL system provides us with a core solution that will grow with and support our business through time," said Mr. Tracy Wilkins, Senior Systems Integrator for City Utilities.

City Utilities is using the software to bill customers for electric power, natural gas, water services and sewer services that are billed on behalf of the City of Springfield. Customers now receive a single bill for all services. Additionally, City Utilities expects the system to help them maintain high standards of customer service through the use of the software's intuitive screens. "The screens are easy to use when dealing with customers on a day-to-day basis and we expect to be able to empower our employees to a greater extent than we could in the past," reports Mr. Wilkins.

"As City Utilities responds to whatever market pressures may occur, we are confident that the SPL product will be flexible enough to evolve with them and provide a significant return on their software investment," said CD Hobbs, President and Chief Executive Officer, SPL WorldGroup.

About City Utilities Of Springfield, MO
City Utilities of Springfield, MO is a progressive, customer-owned utility serving southwest Missouri for more than 50 years with electricity, natural gas, water,

telecommunications and, public transportation services. City Utilities' customers enjoy electricity prices among the lowest in the United States; the convenience of one bill for all utilities; and dependable, hometown services delivered with a personal touch.

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc.
(973) 401 7531
Lori_hobbs@splwg.com

npower Simplifies Its Gas, Electricity and Telco Billing Process With SPL WorldGroup

Six-month Implementation Keeps Promise to Customers and Shareholders

Morristown, New Jersey – February 4th, 2002. SPL WorldGroup, the leading provider of customer management solutions to the global energy industry, and npower, one of the UK's largest retail energy companies, has successfully implemented SPL's industry leading customer management application. Meeting an aggressive six-month timetable for implementation, npower is now able to provide its new gas and electricity customers with a single bill for both energy products.

"As we looked at ways to compete in the deregulated market, it became clear that offering our customers additional products and services, including combined gas, electricity and telephone, was a critical first step to achieving competitive advantage," said Philip Addis, Director of Business Systems for npower. "People want to simplify their lives and if we can help with our part, thanks to SPL's flexible and scaleable billing and customer management system, we will be in a better position to further strengthen our position in the UK energy market."

As a result of the de-merger of National Power in 1998 and the integration of a number of subsequent acquisitions, Innogy, a UK FTSE Top 100 company, was formed. Innogy has been quick to exploit opportunities in the newly re-regulated UK market. It formed npower with a specific purpose of pursuing an aggressive vertical integration strategy that focuses on Commercial & Industrial (C&I) and residential retail markets. Ultimately, npower will provide all customers with combined electricity and gas bills and, at a later stage, the ability to receive their telephone charges on the same bill.

An independent big five consultancy, that worked with npower to help manage their transition to a competitive energy services company, recommended SPL's customer management solution to meet this demanding commitment. In March 2000, SPL and npower began a three-month proof of concept project for its dual-billing functionality. Following that successful trial, npower selected the SPL WorldGroup software as their customer management platform on which a viable customer relationship management strategy could be built.

"Successful on time delivery, especially in such a short period as six months, is not something you associate with most customer management implementations," continued Addis. "However, SPL's team was confident it could deliver and build on the company's 100 percent success track record. We are thrilled with the business impact that the implementation has already had and are looking forward to rolling the project out to all of our customers."

npower has expanded both through organic growth and the acquisition of four companies over the last 18 months. It was important for the company to develop a core customer management platform that was flexible enough to accommodate its changing product portfolio as well as scale to accommodate its rapidly expanding customer base.

"Our partnership with SPL has put us well on our way to driving down the cost of servicing each and every one of our customers as well as improving the way we service their very specific needs," said Addis. "As we continue to provide added value service and products to the market, we are confident that the SPL solution will provide us with the right infrastructure to cope with the demands placed on our company within an increasingly competitive marketplace."

Subsequent phases of the project ran through January 2002, bringing 500,000 small and medium-sized enterprise (SME) customers on board and migrated the company's current seven million retail customer base to the SPL product.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call +44 207 851 6840, or, within the US and Canada call (800) 275-4775.

About npower
npower is the customer-facing arm of Innogy, a UK FTSE 100 company. Innogy is the major power generation operation formed from the de-merger of National Power, which uses both conventional and green power sources side by side to generate a significant proportion of the UK's energy.

The company is focused on driving down cost in operations and energy management and, providing value added service to the customer base. npower now supplies power to around 7 million customers making it the leading supplier of electricity and, the 2nd largest gas supplier in the UK. In the financial year ended 31st March 2000, npower's turnover exceeded £1.3 billion. For more information call npower's press office on +44 121 212 0998 or visit www.npower.com

####

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc.
(973) 401 7531
Lori_hobbs@splwg.com

Powerful SPL Customer Management Solution Aids Lafayette Utilities System's New Telecom Service

Morristown, New Jersey—March 13th, 2002. Lafayette Utilities System (LUS), which implemented SPL WorldGroup's (SPL) customer management solution in September 2000, has now commenced providing telecommunications service to its customers. LUS has extended its use of the industry-leading SPL software to bill its customers for telecom as well as power, water, waste-water and, on behalf of the Public Works Department, waste management services. LUS serves approximately 60,000 residential and commercial customers in the City of Lafayette, LA.

Designed and built by SPL and marketed by PeopleSoft, Inc. to the municipal market, the SPL customer management software features a powerful billing engine that allows new services to be added with ease. LUS added the new telecom services without modification or enhancement to the system. "The SPL software makes it simple to add new services and rates," reports Mr. A. Duhon, customer and support services manager for LUS, "We really value the flexibility of the system and have been able to handle rating complexities, particularly around water and wastewater, with relative ease."

The SPL solution replaced a 30 year-old legacy system, enabling LUS to improve customer service as well as bill presentment and readability. "Our old system was very limited in respect of the information that we could print on a bill. Now we can provide customers with a rich variety of information regarding their services, including graphical representation of 13 months of consumption history," said Mr. Duhon. LUS provides a multiple service bill to its customers that includes both an account summary as well as bill segments for each service.

LUS has also seen its ability to improve customer service increase as a result of the implementation of the SPL software. "Applications for service and disconnections are much easier to process, and we can now bill the customer's deposit, whereas previously, the customer actually had to show up in person to pay it," said Mr. Duhon.

"The SPL rating and billing engine is world-class and has proven its flexibility across a wide variety of industry business environments, from the world's largest investor-owned utilities to the smallest municipal utilities," said CD Hobbs, president and chief executive officer, SPL WorldGroup. "SPL's customer management solution is designed to support businesses through time as their business environment changes, and LUS's need and ability to add telecom services demonstrates how important this is to our customers. LUS is well positioned to continue to respond to changes in its business environment, including de-regulation, when it occurs in Louisiana."

SPL
Innovate·Adapt·Excel

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

About PeopleSoft CIS for Public Enterprise

Developed and built by SPL WorldGroup using the PeopleSoft tool set, the PeopleSoft CIS for Public Enterprise solution is marketed to municipals across North America by PeopleSoft, Inc. The package is designed, developed, implemented and supported by SPL WorldGroup.

About Lafayette Utilities System

For more information on Lafayette Utilities System, visit its web site at http://www.lus.org.

###

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN NJ 07960 TEL:973-539-6268 FAX:973-539-3785

FOR IMMEDIATE RELEASE

Dr. Gary M. Vasey
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
(973) 401 7531
lori_hobbs@splwg.com

M. Philippe Guichardaz
+ 33 (1) 47 54 50 45
philippe.guichardaz@cgey.com

New Alliance Between SPL And Cap Gemini Ernst & Young Will Build On SPL'S Record Of 100% Implementation Success

Morristown, NJ, April 16th, 2002 - SPL WorldGroup, the leading provider of customer management solutions to the global energy industry, today announced a strategic implementation alliance with the Cap Gemini Ernst & Young Group (CGE&Y), one of the largest management and IT consulting firms in the world. Under the terms of the agreement, CGE&Y will add SPL's best-of-breed customer management solution, CorDaptix™, to its industry solution portfolio for the utilities sector.

Both SPL and CGE&Y have an extensive history of service to energy companies in regulated and competitive markets worldwide. Under the terms of the alliance, SPL and CGE&Y will combine resources and use pre-built adapters to integrate specific CorDaptix functionality into complex client customer relationship and management systems that facilitate operations across diverse geographies and energy sectors.

Commenting on the announcement, CD Hobbs, CEO, SPL WorldGroup said, "Utility and service companies face increasingly complex challenges to deliver high-quality customer care. The effective and complete business solutions offered by the SPL/CGE&Y alliance will help them meet those challenges by enhancing customer service, satisfaction, and retention."

Success through integration of best-of-breed solutions
The SPL WorldGroup partner programme fosters alliances between SPL and the best complementary product, service and technology providers. Through the programme, the partners combine strengths to offer more value to end-users than any single party could offer alone, enhancing customers' competitive edge now and in the future.
"We are pleased to partner with CGE&Y—one of the world's largest and most respected management consultancies, with a powerful track record in the utilities sector," added Hobbs. "This alliance is of strategic importance to both organisations, building on our respective expertise and core competencies. Most important, it will help a growing list of energy and service companies take advantage of SPL's industry-leading CorDaptix customer management system, which provides the scalability, flexibility and rich functionality companies need to serve current customers and enter emerging markets."

"In these newly de/re-regulated and liberalised markets, energy companies are facing significant challenges," commented Colette Lewiner, Vice President Global Leader of CG&EY Energy &

Utilities Global Sector Unit. "As customers are offered more choice, customer retention and acquisition are key issues. SPL and CGE&Y are working together to provide strategic solutions capable of adapting to fluctuating market demands. The alliance will allow CGE&Y to further enhance its ability to get an implementation up and running very quickly, improving our clients' time to market and return on investment."

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100 per cent record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

SPL's CorDaptix™ represents the next-generation of customer information systems by providing an adaptable customer core. Companies can use plug-ins to adapt this core product rapidly to meet specific business requirements. CorDaptix was formally launched in mid-2001.

For further information visit SPL WorldGroup at www.splwg.com.

About Cap Gemini Ernst & Young Group
The Cap Gemini Ernst & Young Group is one of the largest management and IT consulting organisations in the world. The company offers management and IT consulting services, systems integration, and technology development, design and outsourcing capabilities on a global scale to help businesses continue to implement growth strategies and leverage technology. Early 2002, the organisation employed more than 56,500 people worldwide and reported 2001 global revenues of more than 8.4 billion euros.

More information about individual service lines, offices and research is available at www.cgey.com.

Cap Gemini Ernst & Young Energy, Utilities & Chemicals
Cap Gemini Ernst & Young has more than 6,000 dedicated consultants engaged in energy and utilities projects across Europe, North America and Asia Pacific. The group's global sector unit – Cap Gemini Ernst & Young Energy and Utilities – serves the business consulting and information technology needs of more than 80 per cent of the top 30 private and global utilities and all five of the publicly held oil and gas "super majors". For more information visit http://www.cgey.com/utilities.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Tracey Mitchell
SPL WorldGroup, Inc
(973) 401 7525
Tracey_Mitchell@splwg.com

SPL WorldGroup Emphasizes Unique Benefits of Proven, Market-Tested Component-Based Architecture for Regulated, Unregulated, and Transitioning Energy and Services Companies

Booth 529 at June CIS Conference in Baltimore Will Be "Information Central" for SPL's Thoroughly Tested, Implemented Customer Management System

Morristown, New Jersey – June 4, 2002. "We are the only company in the market today whose client base can attest to the advantages of a successful component-based strategy that bolsters unique corporate strategies," says SPL WorldGroup CEO CD Hobbs.

"It's easy to talk about successful integration of best-of-breed components," he continues. "SPL's difference is that we have customers who are already using components to their advantage." SPL will be emphasizing its market-leading position at the annual CIS Conference at the Baltimore Convention Center June 9-12. The company will provide case studies and customer testimonials that back up claims with facts and figures based on real-life implementations. As one example, SPL customer npower, will discuss how and why SPL components form the backbone of its customer management strategy for the next five years.

Coping with Uncertainty

"Given the market uncertainties facing energy and services companies," says Hobbs, "this year's CIS Conference attendees want a more complete understanding of how component-based systems can solve problems today and help them prepare for tomorrow's contingencies."

Elaborating on those uncertainties, SPL's Chief Technology Officer Guerry Waters says, "IT budgets are still feeling lingering effects from last year's recession and many energy deregulation programs have failed to deliver on promises. So no company wants to be locked into an inflexible customer management approach that might not accommodate tomorrow's market requirements or may limit the ability to realize return on investment. At the same time," he continues, "systems are aging; there's a limit to their useful lives."

SPL will share its proven components strategy with a new set of CorDaptix™ literature, to be distributed at the Conference. "We explain 'The CorDaptix Component Advantage' in detail," says Waters. Based on information from our customers in the field, component-based environments permit companies to:

- Migrate easily from legacy applications. Companies can migrate one component at a time, reducing risk while addressing immediate needs.
- Add or change components and features incrementally, as the need arises, while paying only for functionality currently needed.
- Follow a best-of-breed system development strategy that permits companies to choose the best, most flexible features and functions for each business requirement.
- Operate more effectively in an environment that includes external trading partners. Component-based solutions are designed from the outset to operate with other applications, including those that are outside the enterprise.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

About CorDaptix™
SPL WorldGroup's CorDaptix™ is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the tests of time, growth, and product and service line introductions and extinctions. CorDaptix is the universal customer management core that handles all transactions from customer initiation through product and service delivery allowing you to provide excellent customer service. CorDaptix provides best-of-breed customer management components supported by an underlying adaptable architecture that enables your business to deliver rapid innovation and responsiveness for competitive advantage. It also helps you keep track of your assets such as meters, efficiently manages work orders for field services, and interfaces with other systems and devices in the field for meter reading.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Tracey Mitchell
SPL WorldGroup, Inc
(973) 401 7525
Tracey_Mitchell@splwg.com

SPL WorldGroup and Retail Customer npower
To Highlight Benefits of Component–Based Customer-Management Strategy
In Joint Presentation at CIS Conference in Baltimore

Morristown, New Jersey - June 5, 2002. To illustrate the many advantages of SPL's component-based architecture in a retail setting, SPL WorldGroup's Mal Collins and npower's Phil Addis will share a podium at the CIS Conference June 11 (Track 7F) at the Baltimore Convention Center. The two will describe how npower used SPL customer-management components to implement npower's Four to Five plan—its goal to sell four or five products to four or five million customers over four to five years.

Need for New System

The relationship between npower and SPL started when npower found that its legacy Customer Account Management system was running on a robust but inflexible mainframe integrated to a number of disparate databases. Fragmented information meant the company could not create a holistic view of customer profiles or understand customers' specific needs. Although reliable, npower's Customer Account Management system was an obstacle to driving loyalty through personalized interactions with customers.

In addition, npower's existing system could not accommodate a host of business requirements that were essential for fostering loyal, profitable customers. If, for example, the company wished to re-engineer a particular rate and bill calculation, the legacy system would require several months of re-coding to make the necessary rate changes. The company was consequently restricted from competing effectively against other market players to attract and retain customers.

The SPL Difference

Today, using its new SPL customer management system, npower now executes those same rate changes in just two days—and in some cases hours—saving a considerable sum of money every time a rate change is applied and, in the process, becoming more responsive.

Additionally, npower has used SPL components as a springboard from which it can

integrate service offerings from a variety of acquired companies. Offerings now include electricity, gas, appliances, telecommunications services, and insurance.

Further enhancing customer service is the interface between SPL components and a Siebel CRM system.

Read more about npower's success with SPL components by viewing the case study at www.splwg.com.

About npower
As the retail arm of the U.K.'s Innogy, npower provides gas, electricity and other essential home services, such as insurance and telecommunications, to 6.8 million customer accounts. Last month, Innogy was acquired by the German multi-utility RWE.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

FOR IMMEDIATE RELEASE

Contact:
Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Tracey Mitchell
SPL WorldGroup, Inc
(973) 401 7525
Tracey_Mitchell@splwg.com

**SPL WorldGroup, Siebel Systems, Sun Microsystems
Join Forces to Demo
Benefits of Pre-Integrated Components**

"Smart Partners" Will Be in Booth 529 at June CIS Show in Baltimore

Morristown, New Jersey –June 6, 2002. "Today, it can be very easy to integrate best-of-breed products from different vendors," says SPL WorldGroup CEO CD Hobbs.

To illustrate this market advance, Siebel Systems and Sun Microsystems will join SPL in its booth at next week's CIS Conference in Baltimore to demonstrate the pre-integrated approach to building cost-effective, flexible solutions across the enterprise.

"Our partnerships with Siebel and Sun provide a series of scalable, integrated multi-channel solutions," says Hobbs. " The result is a platform for outstanding customer service."

Hobbs points out that integrating Siebel *e*Energy with SPL's CorDaptix™ allows companies to manage customer life-cycle processes efficiently—from creating prospect interest through winning the contract, delivering the service or product, billing, processing payments, and even following up on delinquent debt. Companies can, as a consequence, deliver consistent customer service across multiple delivery channels through a common user interface—without the need for complex data replication strategies.

SPL's partnership with hardware-manufacturer Sun provides similar benefits, according to Hobbs. "Both our companies focus on bringing the benefits of truly open systems to customers," he says. "Our hardware and software work in tandem to maximize the benefits and minimize the costs of a component-based IT strategy."

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and

competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

About CorDaptix™

SPL WorldGroup's CorDaptix™ is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the tests of time, growth, and product and service line introductions and extinctions. CorDaptix is the universal customer management core that handles all transactions from customer initiation through product and service delivery allowing you to provide excellent customer service. CorDaptix provides best-of-breed customer management components supported by an underlying adaptable architecture that enables your business to deliver rapid innovation and responsiveness for competitive advantage. It also helps you keep track of your assets such as meters, efficiently manages work orders for field services, and interfaces with other systems and devices in the field for meter reading.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

SPL
Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

NEW PAN-EUROPEAN SURVEY FINDS NO MAGIC RECIPE TO ATTRACT UTILITY CONSUMERS

London, 15 July 2002 – "Our most recent numbers suggest that utilities are best placed to attract and retain consumers if they permit them to choose among service and billing alternatives," says Andrew Dean, vice president, sales for Europe, the Middle East, and Africa at SPL WorldGroup.

Dean's conclusion is one of several resulting from an SPL-commissioned survey of utility consumers conducted in May/June by independent marketing-research company Ipsos/Capibus.

The survey asked utility consumers in the UK, France, and Italy about:

- Factors that would lead them to switch suppliers.
- Preferences for single or multiple suppliers.
- Benefits they expect if they choose a single supplier.
- Non-energy services they would consider buying from a single supplier.
- How they use the internet, with emphasis on interactions with utilities.

Based on the survey results, SPL has concluded that:

- Price is still the main driver of customer choice. However, some consumers already see service as a primary reason for switching suppliers.
- Contrary to some expectations, the internet is not currently a vehicle to service the majority of customers.

Innovate·Adapt·Excel

- While much has been made in the utility trade press of the advantages available to utilities that offer multiple services and consolidated billing, the majority of consumers prefer to receive separate bills for each utility service. Although they expect that sourcing all products from the same supplier leads to a better price, they are split in their preference for single or multiple utility suppliers.
- There are education and marketing opportunities for utilities among the substantial minority of consumers who "don't know" if they would consider buying telecom, financial, and other services from their utility supplier.

"The numbers we're seeing suggest that there is no single 'formula for success' in the evolving European utility and services market," Dean concludes. "Our market has given consumers many new choices, and they're not all choosing the same ones. In fact, some are uncertain as to what, if anything, they will choose in the future."

"These uncertainties give clear positioning advantages to utilities with flexible customer management systems," Dean says. "When utilities record and respond to customer preferences, then alter practices and procedures to meet those preferences both now and as preferences evolve, they can offer consumers the right products and services through the right channels. It's a path toward attracting and retaining customers for the long run."

###

The entire SPL analysis "Utility Consumer Preferences in the UK, Italy, and France: A Report by SPL WorldGroup Based on a Survey Conducted by Ipsos/Capibus", the supporting Ipsos/Capibus data are available by email request through splinfo@splwg.com or by calling (800) 275-4775.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (800) 275-4775.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN NJ 07960 TEL:973-539-6268 FAX:973-539-3785

SPL
Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

Report Finds SPL WorldGroup Leads Current Vendors in Number of Utilities Using Its Systems and Number of Customers They Serve

Morristown, NJ, July 29, 2002 – According to the *Chartwell Report on CIS Installations in North America*, more utilities—a total of 39 out of 337 analyzed by Chartwell —use customer management systems from SPL WorldGroup than from any other vendor currently in the market.

Additionally, SPL systems serve more utility customers than do other vendor-supported systems—a total of 14 million. In a segmented analysis of the market, Chartwell found that SPL systems serve 10 percent of all customers at investor-owned utilities and 15 percent of all customers at municipal utilities.

Slightly more than 100 utilities, Chartwell found, use CIS systems developed in-house. Utility staff developed about two-thirds of those systems; consultants developed the remaining third. An additional 19 utilities serve 32 million customers with the Customer/1 CIS system, developed by Accenture (formerly Anderson Consulting), which no longer supports it.

"We are pleased that Chartwell has confirmed what we have long known," commented SPL CEO CD Hobbs. "SPL customer management systems have won outstanding support in North American utilities, as they have worldwide, in regulated, competitive, and transitioning markets. As for the future," he continued, "we are dedicated to ensuring that our flagship product, the CorDaptix™ customer management system, continues to evolve with all of our markets to solidify and expand our leading position."

The *Report on CIS Installations* is based on Chartwell's proprietary database of North American utility CIS/billing installations. The database accounts for more than 139 million end-use customer accounts from electric, gas, and water utilities in the U.S. and Canada.

Additional information about the *Report* is available at www.chartwellinc.com or by calling (800) 432-5879.

####

Innovate·Adapt·Excel

About Chartwell
Based in Atlanta, Ga., Chartwell provides executives and managers in the utility and retail energy business with up-to-date, unbiased information on the issues facing them as they strive to meet the demands of a rapidly changing industry. The company publishes research reports, newsletters, books and online publications and information services on issues facing utility and energy company executives. Chartwell also organizes the annual EMACS (Energy Marketing and Customer Service) Conference and Expo.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (800) 275-4775.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN, NJ 07960 TEL:973-539-6268 FAX:973-539-2843

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

Market-Leading Customer Management Software Gets Even Better

Morristown, NJ – July 31st, 2002 – "There's an unrelenting pressure on utilities and services companies to improve customer service while also cutting costs," said CD Hobbs, CEO of SPL WorldGroup. "Our new enhancements to SPL's flagship customer management software, CorDaptix™, will help companies meet ambitious service goals, satisfy emerging customer needs, and achieve strong positioning in both regulated and competitive markets worldwide."

Hobbs spoke about the introduction of Release 1.4, a new package of enhancements to CorDaptix, SPL's flexible, scalable, and easily upgradable customer management product. Since its introduction last year, CorDaptix has won enthusiastic support in the marketplace. The enhancements just introduced:

- Improve usability and efficiency. A flexible, intuitive portal framework eases the task of finding and displaying customer information. It also provides a "Dashboard" portal that stays with users as they navigate the system, providing quick access to frequently used links and keeping the user in context while navigating the system.

- Offer additional complex billing functions for energy retail and distribution. The new release augments the rich set of existing CorDaptix interval data management features with tools to manage "raw" data received at the channel level, automatically generate time-of-use maps, and automatically manage curtailment and interruptions.

- Facilitate the use of customer management information in sales and marketing campaigns. CorDaptix now helps companies define packages of products and services, collect relevant information about potential customers for those products and services, apply rules to determine eligibility, and conduct marketing activities. These new campaign features also support enrolment and similar functions for companies moving from regulated to competitive markets.

"These new CorDaptix features are one more way that SPL demonstrates its commitment to partnering with our customers to further their market strategies and meet their obligations to customers," said Hobbs. "As needs expand, and as markets change, CorDaptix enhancements will keep our customers ahead of the curve."

For more information about CorDaptix customer management software and the new enhancements, go to www.splwg.com or call (800) 275-4775.

Innovate·Adapt·Excel

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN, NJ 07960 TEL:973-539-6268 FAX:973-539-2843

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

Growing Interest in Interval Pricing Leads to New Features in SPL's Customer Management Software

Morristown, NJ – July 31st, 2002 – 'Utilities have long had contracts with a few large industrial customers that priced their energy in short intervals—typically 30 or 60 minutes for electricity, 24 hours for gas," said SPL WorldGroup CTO Guerry Waters. "SPL has responded to the increasing market demand for interval pricing," he continued, "by enhancing our flagship customer management software, CorDaptix™, with features that ease the administration of this complex billing arrangement."

Interval pricing is designed to share the risk of energy price volatility between utilities and their customers while at the same time providing time-based management of demand. It helps utilities avoid blackouts by using pricing to discourage industrial consumption during routine periods of peak usage or when unexpected system constraints place limits on the power available. It can also reduce costs and environmental emissions by encouraging industrial customers to use electricity that might otherwise be wasted during periods of non-peak use. Interval pricing also helps industrial customers manage their energy expenditures and ensure that the energy component of their product does not force its costs above market value.

Previous releases of CorDaptix supported interval pricing and billing, time-of-use mapping and pricing, and several contract-level interval data management functions. The new Release 1.4 introduces:

- Interval meter-read pre-treatment functions that aggregate, store, validate, and edit raw interval data before it is fed into the main billing program. This effectively manages channel-level interval data.
- Support for the management of interruptible rates, curtailments, and interruptions. This new feature permits overriding existing contract prices and other terms for a specific time period—either as a one-time event or as an occasionally recurring event. Utilities can also use this function to offer incentives to their customers that keep their use within specific parameters for certain time periods.
- A time-of-use map generation tool. Because most time-of-use maps contain recurring patterns, CorDaptix now provides administration via templates that form building blocks for specific contract agreements.

Innovate·Adapt·Excel

For more information about CorDaptix customer management software and the new enhancements, go to www.splwg.com or call (800) 275-4775.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN, NJ 07960 TEL:973-539-6268 FAX:973-539-2843

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

SPL's Customer Management Software Enhancements Speed Service, Increase ROI

Morristown, NJ – August 5th, 2002 – "Customer service improves when service representatives can find the information they need quickly, answer questions accurately, and provide additional information that customers need to use products and services effectively and safely," according to SPL WorldGroup CTO Guerry Waters. "That's why SPL has enhanced our flagship customer management software, CorDaptix™, with features that provide information with fewer keystrokes plus a new portal page that's highly intuitive and easy to use."

CorDaptix Release 1.4, now entering the marketplace, lets companies design portal pages with unique content zones that provide the customer information most often needed to do a specific job. Individuals can further customize their portals by arranging the content zones and adding a "Dashboard" that moves with users as they navigate the system, lists frequently used links, and keeps the user in context while navigating the system. Users can add and subtract content zones; pages dynamically resize to the screen area available.

The new CorDaptix release also includes a Business Process Assistant that can, through dialogs and screen prompts, lead staff through complex processes, remind them of products and services that might be of value to specific customers, and suggest alternative solutions to complex customer problems.

Additionally, the new CorDaptix release:

- Reduces the number of keystrokes needed to retrieve most information.
- Permits users to navigate the system using either the mouse or the keyboard.
- Populates new-order pages with information already in the system.
- Provides many shortcuts for the experienced user.
- Manages recent search result sets and provides efficient navigation through the list.

"These new features permit staff to find information they need, answer customer questions quickly, and reduce tedious back-office searches followed by time-consuming call-backs," said Waters. "Customers perceive a marked increase in service. Additionally," he continued, "when users have options like keyboard vs. mouse and varying paths to information, they can customize their work patterns in ways that increase their efficiency and effectiveness."

For more information about CorDaptix customer management software and the new enhancements, go to www.splwg.com or call (800) 275-4775.

Innovate·Adapt·Excel

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

New Release of SPL Software Helps Companies Combine Sales and Marketing Functions with Customer Management

Morristown, NJ – August 8th, 2002 – "Increasingly, utilities and services companies are expanding the products and services they offer their customers," said Guerry Waters, CTO of SPL WorldGroup. "To do so cost-effectively, they cannot afford to tolerate a gulf between software designed to serve ongoing customers and software designed to attract new customers and expand product lines."

As a result, Waters explained, the latest set of enhancements to SPL's flagship customer management product, CorDaptix™, facilitates the use of customer management information in sales and marketing campaigns. CorDaptix now helps companies:

- Conduct, store, and analyze surveys that help companies define packages of products and services needed in their markets.
- Sort information about existing and potential customers to determine possible interest in new products and services.
- Apply rules to determine eligibility. Third-party analytic tools can, for instance, extract prospects from a file of existing customers or determine whether a customer inquiring about a service lives in an appropriate area or has the required premises set-up for a new service. Eligibility determination can be highly sophisticated and further refined through the use of additional plug-in algorithms.
- Conduct marketing activities that both acquire new customers and offer new products to existing customers. These activities may involve customer enrolment and similar functions needed when companies move from regulated to competitive markets. Companies can, for instance:
    - Define packages of products to offer; *e.g.*, electricity and gas combined with a multi-product discount.
    - Organize those packages into multi-channel campaigns.

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- Define and aid customer service representatives in the completion of the order-taking process. The system automatically fills in existing information about customers and uses dialogs to provide simple, one-stop customer enrolment for all scenarios. Aids include features that map new services to existing customer preferences so that, for instance, customers using specific billing options are immediately asked if they want to continue those options for purchase of the new product or service.
- Track individual orders, manage them through use of tools like automatically generated "ToDo" lists, and then analyze overall results.

For more information about CorDaptix customer management software and the new enhancements, go to www.splwg.com or call (800) 275-4775.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
Case Studies
Articles/Abstracts

About SPL WorldGroup:
Company Information
Executive Team
Partners
Worldwide Offices
Contact Us
Careers at SPL
SPL Home Page

TransFormance Group:
Go to:

Legal Notice

Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Growing Interest in Interval Pricing Leads to New Features in SPL's Customer Management Software

Morristown, NJ, August 12, 2002 - "Utilities have long had contracts with a few large industrial customers that priced their energy in short intervals-typically 30 or 60 minutes for electricity, 24 hours for gas," said SPL WorldGroup CTO Guerry Waters. "SPL has responded to the increasing market demand for interval pricing," he continued, "by enhancing our flagship customer management software, CorDaptix™, with features that ease the administration of this complex billing arrangement."

Interval pricing is designed to share the risk of energy price volatility between utilities and their customers while at the same time providing time-based management of demand. It helps utilities avoid blackouts by using pricing to discourage industrial consumption during routine periods of peak usage or when unexpected system constraints place limits on the power available. It can also reduce costs and environmental emissions by encouraging industrial customers to use electricity that might otherwise be wasted during periods of non-peak use. Interval pricing also helps industrial customers manage their energy expenditures and ensure that the energy component of their product does not force its costs above market value.

Previous releases of CorDaptix supported interval pricing and billing, time-of-use mapping and pricing, and several contract-level interval data management functions. The new Release 1.4 introduces:

- Interval meter-read pre-treatment functions that aggregate, store, validate, and edit raw interval data before it is fed into the main billing program. This effectively manages channel-level interval data.
- Support for the management of interruptible rates, curtailments, and interruptions. This new feature permits overriding existing contract prices and other terms for a specific time period-either as a one-time event or as an occasionally recurring event. Utilities can also use this function to offer incentives to their customers that keep their use within specific parameters for certain time periods.
- A time-of-use map generation tool. Because most time-of-use maps contain recurring patterns, CorDaptix now provides administration via templates that form building blocks for specific contract agreements.

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contacts (*in Australia*):

Des Petherick	Envestra Ltd	08 8227 1500
Terri Darwent	SPL WorldGroup	02 8252 8200
Shuna Boyd	BoydPR	02 9418 8100

CorDaptix from SPL WorldGroup selected by Envestra for Full Retail Contestability

Sydney, Australia, August 16 2002 - Envestra Limited, Australia's largest natural gas distributor has become the first utility in the region to commit to use SPL's next-generation CorDaptix customer management solution. It will facilitate the introduction of full retail contestability (FRC) for the 465,000 consumers supplied via Envestra's networks in Victoria.

The Company is well advanced in implementing the package after signing a five-year licensing and maintenance agreement with SPL.

With assets of Aus$2.5 billion, including 17,500 kilometres of natural gas distribution networks and 1,110 kilometres of transmission pipelines, Envestra delivers gas to about 900,000 consumers in South Australia, Victoria, Queensland, New South Wales and the Northern Territory.

Envestra's Managing Director, Ollie Clark said the CorDaptix solution will enable Envestra to comply with the requirements of the Victorian Energy Networks Corporation (VENCorp) for operating within a competitive marketplace.

"CorDaptix was the best solution for our needs, delivering the functionality and management capabilities we require in the new market place," he said.

"Envestra already has a relationship with SPL through the development and implementation of a new Asset Management System for the Company in 2001"

In developing CorDaptix, SPL applied its extensive knowledge and experience in the utilities sector to deliver a best-of-breed solution that is highly flexible, scalable, robust and easy to use, with full Web-enablement

"CorDaptix will provide the data necessary to manage the relationships and operations with the retailers who use our networks, and as such, the system is a core business function for Envestra," said Mr Clark

Innovate·Adapt·Excel

It will also generate data for reporting and statutory requirements associated with Envestra's role as a gas distributor.

####

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN, NJ 07960 TEL:973-539-6268 FAX:973-539-2843

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
tracey_mitchell@splwg.com

SPL WorldGroup Announces Revenue Milestone – More Than $100 Million for Fiscal Year 2001-02

SPL Also Achieves Outstanding Growth in Profitability

Morristown, New Jersey - September 3, 2002. SPL WorldGroup, the leading provider of customer management solutions to the global energy, water, waste management and services industries, announced that sales exceeded $100 million for the fiscal year ended June 30th 2002. This represents 15 percent revenue growth compared to the previous fiscal year.

"These excellent financials reflect not only the outstanding success of our new flagship customer management product, CorDaptix™, but also the tireless effort and initiative of SPL employees around the globe," said SPL CEO CD Hobbs. "Our revenue growth, sustained profitability, and positive cash flows are especially notable given the marked slow-down in the North American economy during our just-ended fiscal year and some reexamination of direction on the part of utility companies affected by the uncertain speed of deregulation in the U.S."

"While many of our competitors have faltered as a result of market conditions, SPL has maintained its momentum," Hobbs continued. He noted that SPL has signed 11 new customers during the fiscal year, including Eskom in South Africa, City of Ocala, Nicor Gas, Las Vegas Valley Water District in North America, Envestra Limited (parent company of Origin) in Australia, and has shown strong entry into South America with the signing of its first customer in that region.

Furthermore, significant new contracts with existing customers were signed with EDF in France and AGL and TXU in Australia. SPL successfully implemented systems at 10 other utilities, including Atlantic Electric and Gas, npower and Delta Utilities in Europe, Cal Water, TXU, City Utilities of Springfield, Grant County PUD, and Cedar Falls Utilities.

Hobbs also noted that TransFormance Group, SPL's consulting division launched last summer, has already experienced one profitable quarter and he believes is now well positioned to contribute significantly to the bottom line.

Innovate·Adapt·Excel

Chartwell recently confirmed SPL's position as the world's leading customer management/information systems company, with more utility installations than any other vendor currently in the market. SPL counts 4 out of the world's top 10 utilities as customers. The company continues to maintain its unique 100% implementation success record. Over the past year, SPL customers used its products to compete in such newly deregulating markets as Texas and Ontario, to continue strong participation in transition markets like Australia and the U.K., and to maintain regulated businesses around the world.

SPL's focus remains on delivering its industry-leading customer management software product, CorDaptix, to provide the scalable and extensible platform or core architecture that helps companies adapt with business change. In support of this focus, the company recently restructured its marketing and solutions strategy organization to respond more rapidly to emerging industry challenges and trends.

Earlier this year, the SPL Board of Directors directed management to change the company's fiscal year to coincide with the calendar year. As a result, SPL will undergo a 6-month transition period between July and December 2002, and begin its next full fiscal year on January 1, 2003.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

###

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

SPL WorldGroup Appoints Conrad Metcalfe as Global VP of Training

Morristown, NJ, October 14, 2002 – SPL WorldGroup has appointed Conrad Metcalfe to its top training position. Metcalfe will work with SPL customers and systems integration partners to ensure that training for the company's flagship CorDaptix™ customer management product keeps pace with the rapidly changing requirements in energy and services markets around the world.

"The information age has changed the way we perceive information," says SPL CEO CD Hobbs. "As a result, training must be re-packaged and enhanced with just-in-time performance support mechanisms that make knowledge transfer more efficient. The increasing change of pace in the industries we serve dictates that we make training more flexible and responsive to ensure that our customers have the information they need to successfully compete in today's markets."

Metcalfe comes to SPL after ten years as head of Training Development Services, a consultancy with clients that include Cisco Systems, Volvo Penta, Prudential, iGeneration, Cigna Healthcare, United Healthcare, and Ethan Allen.

"Conrad Metcalfe brings to SPL a wealth of experience in technology product training, certification, and distance learning initiatives," Hobbs says, "as well as expertise in standards development, automated multimedia training and testing tools, on-line reference, and performance support systems."

"Among my initial priorities," Metcalfe says, "will be the extension of training courses into methodology, project management, and best practices—areas in which SPL customers frequently need higher levels of in-house expertise." Metcalfe will also oversee the ongoing evolution of component-based, Internet-driven, and self-service CorDaptix training.

Prior to his work with Training Development Services, Metcalfe held various training positions at Cigna Corporation. He holds a BA in Design Analysis from the Evergreen State College in Olympia, Washington, and is the author of several award-winning training programs.

####

Innovate·Adapt·Excel

About SPL

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific. Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (866) 468-6775 (San Francisco), or within the US and Canada, (800) 275-4775.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN NJ 07960 TEL:973-539-6268 FAX:973-539-3785

Solutions & Services:

CorDaptix:
Product Overview

Solutions For:
Energy - Distribution
Energy - Retail
Water Industry

Services:
Implementation Services
Customer Service Group

News & Achievements:
Press Releases
Case Studies
Articles/Abstracts

About SPL WorldGroup:
Company Information
Executive Team
Partners
Worldwide Offices
Contact Us
Careers at SPL
SPL Home Page

TransFormance Group:
Go to:

Legal Notice

Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup's Guerry Waters to Define CRM at EMACS 2002

Morristown, NJ, October 22, 2002 - "I think of customer relationship management (CRM) broadly," says Guerry Waters, CTO at SPL WorldGroup. "The term includes all the business functions that companies use to address their customers."

Waters will keynote the CRM track at the EMACS 2002 conference to be held this week in New Orleans. He will focus on:

- The functional elements of a total CRM program.
- Ways to determine which components can best enhance corporate strategy.
- How to structure those components into a cohesive program.
- How to expand CRM programs as companies address emerging markets and new customer requirements.

Waters will speak on Wednesday, October 23, at 1:30 p.m. Immediately following his presentation, Paul Naquin from TXU Energy Services, an SPL client, will present a case study on his company's approach to the energy marketplace using multiple CRM functions.

SPL is a Gold Sponsor of EMACS. SPL's CorDaptix™ customer management solution will be featured at Booth #31.

EMACS 2002, the Energy Markets and Customer Service Conference, is an annual event sponsored by Chartwell. It is being held this year at the Hyatt Regency New Orleans.

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

About CorDaptix™

SPL's CorDaptix is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility-including its ability to handle combinations of commodity and non-commodity products and services-make it particularly well suited for energy retailers. CorDaptix scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

Press Releases

FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Brazil's Comgas Replaces Legacy Billing System with SPL WorldGroup's Customer Management Software

Morristown, NJ, October 24, 2002 - Comgas, the largest natural gas distributor in Brazil, has selected SPL WorldGroup's CorDaptix™ customer management software to complete its extensive retooling of the company's entire information technology infrastructure.
The legacy system CorDaptix replaces was plagued by lack of flexibility, security gaps, and poor usability, according to Comgas CIO Rodolfo Dantas. In contrast, tests show CorDaptix to be "robust, flexible, secure, and dependable," he said. "The CorDaptix SPL solution has been validated by the market and has received very high marks in technical evaluations."

During an intensive selection process, Comgas representatives visited npower in the United Kingdom (Npower) to further verify the ability to CorDaptix to fill Comgas's business needs as it expands over the next several years.

"The trends and experiences in the gas sector in other countries demonstrate that Comgas will need to be prepared to play in a more competitive market with multiple services where companies sell and bill for products in addition to commodity energy," Dantas said. "This can best be achieved using a solution like CorDaptix, which has best practices from other utilities already embedded."

SPL will work with global professional services organization Deloitte Consulting to implement the CorDaptix system at Comgas.

"Comgas operates in a deregulating market that is both challenging and constantly changing," said SPL CEO CD Hobbs. "We are proud to be selected as a partner in helping Comgas fulfill its customers' product and service needs. Comgas is our first major Latin American customer, and we are confident that it is just the first of many new SPL partnerships in this region."

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has

delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

About Comgas
Comgas, Brazil's largest distribution company, serves approximately 350,000 customers (including 570 industrial and 7 000 commercial facilities) in the country's industrial heartland. The company is jointly owned by BG (British Gas) plc. and Royal Dutch Shell.

About Deloitte Consulting
Deloitte Consulting is one of the world's leading management consulting firms, and is uniquely known for its straightforward approach to solving today's most complex business challenges. Deloitte Consultants work hand-in-hand with clients to improve business performance, drive shareholder value, and create competitive advantage. The firm has 15,000 professionals in 33 countries, and serves more than one-third of the companies in the Global Fortune® 500. It is the only consulting firm with five straight appearances on Fortune Magazine's list of "100 Best Companies to Work for in America." The firm recently announced that it will change its name to Braxton later this year. Deloitte consulting site: www.dc.com.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup's CD Hobbs to Offer View of the Future at Energy IT Conference

Morristown, NJ, November 7, 2002 – CD Hobbs, President & CEO of SPL WorldGroup, will speak about the technologies, products and R&D trends that have the potential to transform energy company operations in the 21st century on November 8 at the Energy IT conference in Las Vegas.

Innovation, Hobbs points out, is key to capitalizing on the power of technology. "We define innovation as the capacity for first thought," Hobbs says. "The true direction of the markets lies in the collection of 'first thoughts' that manifest in the markets, versus any one of them."

Hobbs continues, "Unlike the formation of the energy industry, which relied on first thoughts around science applied to generation, transmission and distribution technologies; the foundation for current transformation of the energy industry lies in first thoughts around energy markets, products and services. Information technology plays in the foreground of these market innovations, overshadowing developments in transmission, distribution and generating technologies."

Commenting on those who see the energy industry as turning away from innovation, Hobbs says, "Not every market player has put its head in the sand or pulled back into its shell." That doesn't mean, however, that all innovation goes in the right direction. "Trading innovators are reeling from non-productive 'first thoughts' about how to shape that market sector," he points out. "Regulators are reeling from non-productive market structures and poor attention to infrastructure requirements of deregulatory schemes." On the other hand, Hobbs says, "Market restructuring is alive and well, and innovators continue to experiment and look for the gold at the end of the rainbow."

Other futurists on the platform with Hobbs will be Nick Noecker, IBM; Jeff Wacker, EDS; and John Boucher, KEMA Consulting. Jon Arnold, Editor-in-Chief of Platt's Energy Business and Technology Magazine, will moderate the group's discussion. Energy IT is presented by the American Gas Association, the Edison Electric Institute, and Platts.

More information about the conference is located at: www.platts.com/energyitexpo

SPL, a conference sponsor, will exhibit its industry-leading CorDaptix™ customer management product at Booth #200.

###

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service-related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivalled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy, water and waste management customers worldwide.

About CorDaptix™

SPL's CorDaptix is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility – including its ability to handle combinations of commodity and non-commodity products and services – make it particularly well suited for energy retailers. CorDaptix scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

SPL
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FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
Tracey_Mitchell@splwg.com

SPL Reports Sharp Rise in the Quarter's Revenue

Morristown, NJ, November 18, 2002 – SPL WorldGroup, the leading provider of customer management solutions to the global energy, water, waste management, and services industries, reported that the quarter ending September 30 saw a 23 percent rise in revenue over the same quarter in 2001, from $22.689 million to $27.971 million.

"SPL's worldwide reputation for outstanding products and services continues to expand," said SPL President and CEO CD Hobbs. "While market uncertainties have depressed overall utility spending on information technology, our customers recognize the need to provide outstanding customer service. CorDaptix™ customer management software is an investment that will pay off no matter what the future holds."

The high-performance quarter follows SPL's announcement in September that its fiscal year ending June 30 broke all previous records, with revenue exceeding $100 million—a 15 percent growth over the previous year's results.

Hobbs said he was particularly pleased given the overall state of the industry. "For internal purposes," he explained, "we benchmark against a group of 131 leading software companies, as evaluated by an independent research firm. Comparing this quarter with the same quarter a year ago, revenue in that group dropped 1.1%; and growth for that same group in the 12 months ending in September was a negative 5.1 percent."

Earlier this year, the SPL Board of Directors directed management to change the company's fiscal year to coincide with the calendar year. As a result, SPL is currently in a 6-month transition period that will end in December. The company will begin its next full fiscal year on January 1, 2003.

####

About SPL

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

Innovate·Adapt·Excel

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (866) 468-6775 (San Francisco), or within the US and Canada, (800) 275-4775.

SPL WORLDGROUP, INC.

157 HEADQUARTERS PLAZA NORTH TOWER 8TH FLOOR MORRISTOWN NJ 07960 TEL:973-539-6268 FAX:973-539-3785

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FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
tracey_mitchell@splwg.com

Las Vegas Valley Water District Chooses SPL WorldGroup's Customer Management System

Morristown, NJ, November 26, 2002 – After a wide-ranging, 18-month evaluation, Las Vegas Valley Water District (LVVWD) has chosen a customer management system from SPL WorldGroup to replace its in-house utility billing system. LVVWD will license PeopleSoft CIS-Utility Billing Software, developed by SPL, and contract directly with SPL for implementation services. The total value of the license and service contracts to SPL is estimated to exceed $5 million.

The evaluation processes involved a number of demonstrations, responses and follow-ups to the LVVWD Request for Proposals, and a number of detailed gap analysis meetings to define/refine the project scope.

According to the public documents supporting the LVVWD Board of Director's June 4 Agenda:

> The District's current billing system, WSIS, is now over fifteen years old and is no longer capable of meeting current and future needs. A team, with representation from all affected departments, developed District-wide requirements for the new system. After a thorough evaluation of the technical capabilities of various products, PeopleSoft's CIS software was selected. . . . [to] support billing and customer service activities. The new system will be integrated with the following systems: Avaya telephone system, meter reading, remittance processing, general ledger, accounts payable, collections, work order management, mobile workforce management, and engineering project management.

"Las Vegas Valley Water District is an industry leader in initiatives to ensure continuing water service to a burgeoning population in a desert environment," said SPL CEO CD Hobbs. "We look forward to working with LVVWD as they expand vital communications with and services to Southern Nevada consumers and businesses."

# # # #

SPL
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About Las Vegas Valley Water District

The Las Vegas Valley Water District, created in 1954, provides water to more than 800,000 people at almost 300,000 premises in Southern Nevada.

LVVWD has 850 employees and is governed by an elected seven-member board of Clark County Commissioners. It is a member agency of the Southern Nevada Water Authority, formed in 1991 to manage the region's water resources and develop solutions that will ensure adequate future water supplies for the Las Vegas Valley.

More information is available at www.lvvwd.com or by calling 702-258-3930.

About SPL

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (866) 468-6775 (San Francisco), or within the US and Canada, (800) 275-4775.

Robert Brnilovich Joins SPL WorldGroup To Head Global Customer Management Services Operations

December 9, 2002, Morristown, NJ, USA – CD Hobbs, CEO of SPL WorldGroup, announced today that Robert Brnilovich is SPL's new Senior Vice President, Global Professional Services. Brnilovich, who had an extensive career with leading systems integrators BearingPoint, (formerly KPMG), Andersen, and PricewaterhouseCoopers, will have operating authority over worldwide product installations, business technology transformation services, and global training.

For the past 18 years, Brnilovich has directed utility-industry customer technology projects throughout North America, focusing on CIS/CRM and ERP strategies, process reengineering, and organization realignment. "With his broad experience in providing end-to-end solutions for core business processes," Hobbs said, "he will strengthen SPL's position as the market leader in customer management and lead the deployment of the next generation of services that surround our CorDaptix™ customer management product."

Hobbs further explained, "SPL is intimately involved in our customers' implementations—in fact, we have 11 sites that are 'going live' this quarter alone. As our clients engage us earlier in their business-case evaluations, our services must keep pace with and anticipate our customers' needs. Today, we see other vendors moving away from a deep vertical focus on energy in an attempt to reduce both R&D and operating expenses; but SPL has expanded energy-related R&D, training investments, and strategic initiatives. We remain committed to energy and to our clients' success."

"SPL," said Brnilovich, "is the energy industry's customer-management leader. SPL's CorDaptix solution as well as its business and process experience stand head and shoulders above the rest of the marketplace. And SPL's unprecedented revenue growth over the past year is witness to the fact that energy companies recognize and appreciate this excellence.

"I am committed," he concluded, "to ensuring that SPL continues to support energy companies around the world, supplying them with top-quality products and services that will enable them to respond to tomorrow's challenging market conditions."

####

About SPL

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs more than 600 professionals in North America, Europe, and Asia Pacific.

Visit SPL WorldGroup at www.splwg.com or call 1-973-539-6268 (New Jersey), 44-207-851-6840 (London), or 61-2-8258-8200 (Sydney), Within the US and Canada, call 1-800-275-4775.

About CorDaptix

SPL's CorDaptix™ is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

SPL
Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
tracey_mitchell@splwg.com

Partnership with SPL WorldGroup Helps Minnesota Power Save Money, Lead in Customer Management

Morristown, NJ, December 11, 2002 - "We're saving $3-to-$4 million annually as a result of the new system." That's the estimate of Pat Mullen, vice president for distribution operations and customer service at Duluth-based Minnesota Power—an SPL WorldGroup customer for more than a decade.

Benefits

Using its SPL system, Minnesota Power has been able to:

- Provide single-billing capability for multiple utility services, loan repayments, and rents on land around reservoirs leased for vacation cottages.
- Consolidate the City of Duluth's previous 450 utility bills into one monthly statement.
- Reduce customer service staff while simultaneously holding steady or improving customer service satisfaction. The reduction was possible because the new system permitted administrative work, previously divided among area offices, to be centralized in a Call Center. Area offices remained in place but were closed to walk-in service.
- Slash the need for programmers from an entire department to one. System users can implement rate changes over one or two days that previously required months.
- Level workload, thus improving efficiency. "The system is intuitive," says CIS Administrator Luann Lavalley, "so staff can readily switch among positions."
- Enable "what-if" scenario development that fully vets business propositions before implementation.
- Facilitate outsourcing of bill printing and mailing and the negotiation of better rates with outside credit and collections service providers.
- Reduce training costs. "There's a good flow from screen to screen," says Lavalley, "which helps users learn."
- Permit data entry from many different sources, ensuring complete records and shortening conversations with new customers.
- Schedule services. Concurrent meter reads and disconnects, for instance, reduce field personnel costs.

Green Programs

As customers explore ways to reduce energy's environmental impact, Minnesota Power's new Rate Subsystem:

- Automatically nets out bills for a customer with a windmill and two meters—one measuring grid electricity consumed, the other measuring electricity sold back to the grid.
- Captures data that permits a single-meter approach to combined grid consumption and sellback for large co-generators.

- Accommodates weatherization credits and other conservation initiatives.
- Provides tables and graphics that help customers manage consumption.

Both Lavalley and Mullen praise SPL staff's technical and industry. "They're interested in our business," says Mullen. "Our system has already exceeded our cost and quality expectations, but SPL still wants to help us make our business better."

That's a commitment that will continue, says SPL CEO CD Hobbs. "Our work with Minnesota Power has been invaluable to the evolution of our CorDaptix™ customer management product," he says. "We share Minnesota Power's customer-centric vision, and we are gratified to play a role in the many ways they support and serve their community."

####

About Minnesota Power
Minnesota Power, an ALLETE company (NYSE: ALE) (www.allete.com), is an investor-owned utility that serves 145,000 customers in northeastern Minnesota and northwestern Wisconsin with affordable electricity. The company supplies wholesale electric power to 16 municipal systems and markets power across the Midwest through its membership in Split Rock Energy LLC.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Visit SPL WorldGroup at www.splwg.com or call 1-973-539-6268 (New Jersey), 1-866-468-6775 (San Francisco), or, within the US and Canada, 1-800-275-4775.

About CorDaptix
SPL's CorDaptix™ is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. CorDaptix scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

Innovate·Adapt·Excel

FOR IMMEDIATE RELEASE

Contact:

Richard Virgilio
Stephenson Group
(973) 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup Inc.
(973) 401 7525
tracey_mitchell@splwg.com

Nine Go-Lives Accelerate SPL WorldGroup's End-of-Year Momentum

Implementations take place around the world for multiple services at large and small, regulated and competitive, investor-owned, co-op, and municipal utilities

Morristown, NJ, February 3, 2003 – SPL WorldGroup announced today during the final four months of 2002, an additional 17 million service points received bills through SPL's customer management solutions.

The new service points result from nine customer go-lives during the period:

- Nicor Gas, Illinois, USA, went live on September 1 with a credit and collection system from SPL. Nicor is continuing to implement additional components from the CorDaptix customer management series.
- AGL in South Australia, went live on September 9 with 750,000 service points.
- On October 15, the City of Tallahassee, Florida, USA, went live with 90,000 customers and a total of seven services (electric, gas, water, sewer, storm water, solid waste and fire service).
- Envestra, Australia's largest natural gas distributor went live on October 26 with a distribution version of CorDaptix, with 470,000 service points.
- Working with Houston firm ACS, Rappahannock Electric Co-op implemented CorDaptix on November 4 as part of its participation in Virginia's deregulating electricity market.
- On the same day, half-way around the world, TXU Australia went live with 430,000 service points.
- Eskom, which generates 95% of the electricity used in South Africa, implemented CorDaptix on November 11 for 700,000 commercial, industrial and residential customers.

Innovate·Adapt·Excel

- Knoxville Utilities Board in Tennessee, USA, went live on November 25 with 200,000 customers.

- The largest of the end-of-year implementations took place at PG&E, which went live on December 6 with approximately 10 million service points being billed monthly.

"SPL's customer management solutions are the choice of a wide range of companies, including regulated, deregulated, investor-owned, municipally-owned, and co-operative utilities," said CD Hobbs, SPL Chief Executive Officer. "These last few months have set new records for SPL's implementation teams and have demonstrated our ongoing dedication to the highest level of customer service."

- MORE -

About SPL WorldGroup, Inc.

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (866) 468-6775 (San Francisco), or within the US and Canada, (800) 275-4775.

####

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SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Pacific Gas & Electric and SPL WorldGroup Implement World's Largest Packaged Energy Billing System

CorDaptix™ Customer Management Solution Handles 6.7 Million+ Accounts and 10 Million+ Service Agreements, Processes 250,000+ Bills Per Night

Morristown, New Jersey - February 24, 2003: SPL WorldGroup today released information on the successful go-live of the largest packaged CIS application running anywhere in the global energy industry, at California's Pacific Gas and Electric (PG&E).

SPL's CorDaptix™ solution went live at PG&E December 6, replacing a legacy billing system that could meet neither the company's strategic objectives nor customers' needs for real-time information.

With CorDaptix in place, PG&E now has the platform on which to build flexible programs that can make rapid changes and improve response time to customers.

"The PG&E installation of SPL's CorDaptix product is, at this point in time, the largest customer management system ever in operation within the global energy industry," according to META industry analyst Zarko Sumic. "PG&E needed a robust system that could handle the rigorous environment of the California marketplace."

Calculating bills at PG&E is complex. While Californians are currently under an electricity rate freeze, there are constant changes to the financials underlying bill components. The company must perform a large number of bill calculations — about 150 per bill for the most basic residential customer, and up to 450 to create one bill for a standard industrial and commercial firm; it must also handle multiple versions of bills for both gas and electricity.

"SPL has worked hand and hand with PG&E through many months of a very complex implementation," says SPL CEO CD Hobbs. "PG&E's focus and unrelenting commitment to bringing in the largest CIS application ever to run in the energy industry speaks to the leadership and keen project management of both organizations. PG&E has confronted marketplace change with innovation and a commitment to success."

###

About Pacific Gas & Electric
Pacific Gas and Electric Company, incorporated in California in 1905, is one of the largest combination natural gas and electric utilities in the United States, serving 13 million people throughout a 70,000-square-mile service area in Northern and Central California. Based in San Francisco, the company is a wholly owned subsidiary of PG&E Corporation.

About CorDaptix™
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

Press Releases

FOR IMMEDIATE RELEASE

Contacts:
Deborah Biscomb
SPL WorldGroup
44 20 7851 6845
deborah_biscomb@splwg.com

SPL WorldGroup Releases Customer Management Solution CorDaptix™ in French

Morristown, New Jersey - February 26, 2003: SPL WorldGroup has announced that its industry-leading CorDaptix™ customer management software is now available in French. Electricite? de France is the first SPL customer to use the new version.

"CorDaptix in French goes far beyond the translated—or partially translated—screens that many companies call multi-language support," says SPL Chief Technology Officer Guerry Waters. "In our case, everything the user sees—error messages, documentation—is in colloquial French. Codes derive from French; there's no clumsy use of 'w,' for instance, to indicate 'water,' because the French word for 'water' doesn't begin with a 'w.'"

Even more important, Waters says, is the fact that "CorDaptix in French incorporates French as part of base product. It's not part of an implementation project—it's not added on at the site. And SPL is supporting French on an ongoing basis; upgrades will also be shipped with French already incorporated. That's part of our commitment to rapid upgradability and overall efficiency."

Using CorDaptix in French, Waters explained, "French-only end users can perform all functions, without reference to English-language documents or programs. That speeds learning and reduces errors."

And because SPL implements language information at the database level, Waters explains, it is both easy and efficient for one organization to make the system available to its staff in multiple languages. "Each user has a default language associated with the log-in ID," says Waters, "and that is the language presented on screen. Two colleagues can be looking at the same time at the same customer record, but one can see the fields labeled in French, the other in English."

Development

The process of developing CorDaptix in French involved a holistic approach that SPL is following as it makes CorDaptix available in other languages. Elements include:

- A linguistic team (in this case, SPL staff in France, professional translators, and industry professionals) whose members review all CorDaptix processes and, based directly on their findings, develop a glossary of hundreds of industry terms.
- Machine translation of all labels and terms used in the system.

- Review of all information by the linguistic team and by additional native speakers within the context of CorDaptix. These reviewers use the product and specially developed scripts to verify translations and ensure that all processes are described correctly.
- Complete translations of SPL's extensive language elements, including labels, drop down lists, tool tips, system data, error messages, and online user documentation—everything an end user sees when using the system.

"It is rare for software companies to take this holistic approach to multi-language software development," says SPL CEO CD Hobbs. "SPL leads the pack in this area."

Hobbs further explains, "Providing and fully supporting the CorDaptix customer management product in multiple languages is part of SPL's long-term commitment to the global marketplace."

###

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL has delivered its customer management products to more than 50 energy, water and waste management customers worldwide. SPL employs over 600 professionals in North America, Europe, and Asia Pacific.

Call +44 207 851 6840 (London), +33-01-4903-7850 (Paris), 973-539-6268 (New Jersey), 866-468-6775 (San Francisco), 800-275-4775 (within the US and Canada), +61-2-8258-8200 (Sydney), or +61-3-9674-8300 (Melbourne).

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.

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Matching Software Critical to Success of One of World's Largest Relational Databases

Searching and matching software plays a key role in the success of one of the world's largest relational databases, created by Experian's automotive information services business unit in Schaumburg, Illinois, to provide an in-depth look at both new and the history of used cars. The challenge was to uniquely identify people, businesses, and vehicles within 12 billion records that have been obtained from over 175 different sources in many different formats with widely varying levels of data quality. SSA-NAME3 and Data Clustering Engine (DCE) from Search Software America (SSA), Old Greenwich, Connecticut, meets the demanding requirements of this application by providing nearly error-free matching on over 2.6 billion names and addresses in the initial build and on-going with 50 to 60 million transactions per month.

To produce its National Vehicle Database—the only relational National Vehicle Database in existence today, Experian combined data from all 51 U.S. jurisdictions and Canada to identify the same vehicle and person when that person appears in multiple state databases, resulting from a move to a different state, taking the vehicle with them. Experian's National Vehicle Database is the online resource that helps consumers protect themselves against title and odometer fraud, lemon cars, salvage vehicles and numerous other hidden conditions that can affect the safety and value of their vehicles. Buyers and sellers can go to www.e-autohistory.com and for only $14.95 obtain the complete history of any vehicle.

"Finding matching software that met our requirements was one of our greatest challenges in developing this product," said Ken Kauppila, chief operating officer and senior vice president of technology for Experian's automotive information services group. "Due to the volumes and variability of the data involved, the name and address searching and matching module was the key for all other processing modules to succeed in this application. SSA-NAME3 proved to be an industrial strength product that met all of our requirements. After calibrating the search algorithms to match the characteristics of our data, the product met our extremely demanding quality requirements without difficulty. It also meets what are probably the toughest performance requirements for matching software, processing well over 2.6 billion names and addresses during our initial build and over a million transactions per day."

The matching software runs on an IBM RS/6000 SP with 34 nodes and 140 CPUs against an IBM DB2 Universal Database EEE storing 10+ terabytes of data. The initial

conversion process consisted of matching, deduping and merging over 18,000 files of historical data containing 2.6 billion names and addresses. Since then, the matching process has functioned in a steady-state environment in which inbound data is continually added to the database. This application has already won a 2001 Winter Corporation Database Scalability Program Award and the 2001 Data Warehousing Institute Best Practices in Data Warehousing Customer Relationship Management Award.

Kauppila said that the support provided by Search Software contributed greatly to the success of the application. "SSA helped us fine-tune the matching algorithms and high-level design of the massively parallel environment and has been a very responsive partner," he said. "Since the algorithms were tuned, minimum maintenance has been required. SSA-NAME3 has met all our requirements and played a key role in the success of our product."

About Experian

Experian is an information solutions company. It uses the power of information to help its clients target prospective customers, manage existing customer relationships and identify opportunities for profitable growth. Through its web-based products and services, Experian enables its clients to conduct secure and profitable e-business. Experian is a subsidiary of The Great Universal Stores PLC and has headquarters in Nottingham UK and Orange, California. Its 12,000 people support clients in more than 50 countries. Annual sales are about $1.5 billion.

For more information, visit the company's web site at www.experian.com.

About Search Software America

Search Software America (SSA), a division of SPL WorldGroup, is a privately held company with operations in the US, UK, Australia and South America. Search Software *America develops and markets international software products that significantly* an organization's ability to search, find, match and group identity data within their computer systems and network databases. With more than 15 years of experience, SSA has built a remarkable client roster in excess of 400 customers including AT&T, Barclays, Experian, Equifax, GE Capital, UNISYS, VISA, Zurich Financial Services as well as many State and Federal Government bodies. For more information on SSA, please call +1 203-698-2399.

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SEARCH SOFTWARE AMERICA ANNOUNCES V2.0 OF *IDENTITY SYSTEMS (IDS)*

GREENWICH, CT (Nov. 1, 2001) - Search Software America (SSA), a leading international innovator and developer of data search and matching software, today announced the general release of V2.0 of Identity Systems (IDS), an out-of-the-box Identity Search ServerTM for intelligent indexing and searching of an organization's identity data stored in relational databases.

IDS allows a DB2, Oracle or SQL Server User to easily add high-quality, scalable, real-time and batch searching and matching of names, addresses and other identity data without database changes and with minimal programming. IDS supports searching and matching for systems about customers, prospects, individuals, contacts, organizations, divisions, addresses, households and more. IDS is used by any type of system that needs to find matches or duplicates or prove a match does not exist.

IDS overcomes the unavoidable error and variation in identity data. IDS does not require the data to be cleaned or formatted, and supports all countries and character sets.

The IDS solution is an industry-first, industrial-strength, world-class solution tailored for a growing market currently demanding faster, more compatible, WEB-enabled products that minimize customer development and programming requirements and significantly lessen time-to-market cycles.

New features in V2.0:
- Support for SQL Server in addition to DB2 and Oracle databases and repositories
- Support for ODBC source data as input
- Support for batch file synchronization as well as "trigger" based real time database synchronization
- Multithreaded and restartable table loading and indexing
- In addition to built-in rule-based data transformation, user exits now allow data transformation using custom code

About Search Software America

Search Software America, a division of SPL WorldGroup, is a privately-held company with operations in the US, UK, Australia and South America. Search Software America develops and markets international software products that significantly enhance an organization's ability to search, find, match and group identity data within their computer systems and network databases. Search Software America specializes in software solutions that add "data intelligence and quality" to critical information-intensive systems. SSA has built a remarkable client roster in excess of 500 customers

including AT&T, Amex, Citibank, EMI Music Publishing, Equifax, Experian, GE Capital, The Hartford, OneBeacon Insurance, Sprint, VISA as well as many state and federal government bodies.

For additional information:

Contact: Michael Dunkerley
Search Software America
Tel: 61-2-8904 9936

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Orion Systems International and Search Software America Announce OEM Partnership

Sydney, Australia, 22 April 2002 - Orion Systems International, specialists in health integration software, and Search Software America, global leader in name matching technology, announced today an OEM partnership. Orion will use Search Software America's SSA-NAME3 technology for its patient register within its Concerto® Medical Applications Portal (MAP).

Orion delivers a complete, "out-of-the-box" integration platform for healthcare organizations. The company's new generation products help healthcare providers proactively manage and coordinate patient care across the community. Concerto web-based software integrates patient data from multiple, disparate systems onto the providers' desktops to provide a comprehensive record of patient health. Recognising that cross-system integration involves standarising data, Orion approached Search Software America.

Orion now uses Search Software America's technology in its patient register, a central repository for patient demographic data and alternative patient ID codes. Most hospital environments operate multiple information systems, each with their own ID codes for patients and their own version of a patient's demographic data. The register becomes the authoritative source of patient identifiers and demographics for the entire health enterprise, thereby improving the accuracy and quality of patient records.

"As specialists in data matching and advanced database search capabilities, we looked to Search Software America to enhance our Concerto MAP," said Ian McCrae, CEO of Orion Systems International. "The standardisation of patient demographics enables improved clinical documentation, more accurate clinical record-keeping and ultimately better health outcomes for patients."

"We are very pleased to be working with such a well-renowned provider of Healthcare solutions, and know this association will bring to the Healthcare community a higher awareness of data quality issues as well as a solution to the problem," said Geoff Holloway SSA's President and Founder.

About Search Software America

SSA, a global technology company, was established in 1986 to formally develop and market its experience in building name search and matching systems. Today more than 500 clients in over 40 countries rely on SSA, which has offices in Australia, Brazil, the United Kingdom and the United States. SSA is a subsidiary of SPL WorldGroup, an international computer software and services

company, specialising in the Utilities market. More information is available at: www.searchsoftware.com.

About Orion Systems International

Orion Systems International is a global leader in information access and interfacing technologies for the health sector. Orion specializes in health integration with software that enhances healthcare systems by improving organizational efficiency and patient outcomes. Orion's new generation technology improves the communications and coordination of care among providers, enabling hospitals and clinical staff to securely access, update and exchange clinical information. Orion's products have been used and trusted around the world for nearly a decade by clients such as Abbott Laboratories, IBM, Harvard University, Philips Medical Systems and McKesson. More information can be found at www.orionhealth.com.

PR Contacts for Press and Analysts:

Search Software America	Orion Health
Jeanette Friend Ph. 61 2 9416 9922 Jeanette_Friend@searchsoftware.com	Kelly O'Brien Ph. 64 9 357 6323 ext.3328 Kelly.Obrien@orionhealth.com

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SEARCH SOFTWARE AMERICA ANNOUNCES V2.2 OF *SSA-NAME3*

GREENWICH, CT (Nov. 15, 2002) – Search Software America (SSA), a leading international innovator and developer of identity data search and matching software, today announced the general release of V2.2 of its core technology, SSA-NAME3, a Software Developer's Kit containing robust key-building, search and matching algorithms that allow organizations to develop business applications that provide high-quality online or batch search and matching of name, address and identity data.

SSA-NAME3 is used in systems that range from Customer Identification to Fraud Analysis and Detection across all industries, and especially in Government, Law Enforcement, Banking & Finance and Insurance. SSA-NAME3 supports search, matching and grouping of data about customers, prospects, individuals, contacts, organizations, divisions, residents, addresses, households, song titles, product names and more.

SSA-NAME3 overcomes the unavoidable error and variation in identity data. It does not require that the organization's data is first cleaned and standardized - techniques that can corrupt data just as easily as they can fix it. SSA-NAME3 supports all countries and character sets.

New features in V2.2 include:

- Changes were made to the architecture of the Population rule-sets, which are used to initialize SSA-NAME3 for different countries and languages, that makes the format of the rule-sets identical across different platforms, from Windows, through Unix, to IBM mainframes. This ensures 100% compatibility for organizations deploying SSA-NAME3 systems across multiple platforms.
- Improved Key-building, Search and Match logic and rule-sets pushes the boundaries of search and match reliability.
- Furthering the out-of-the-box applicability of SSA-NAME3 V2, V2.2 includes new API level features give more control to the designer in tuning match levels and thresholds without the need for "builds".
- Sample programs for additional programming languages can be generated from the developer's workbench. These demonstrate the API calls and provide the starting point for application development.

About Search Software America

Search Software America, a division of SPL WorldGroup, is a privately-held company with operations in the US, UK, Australia and South America. Search Software America develops and markets international software products that significantly enhance an organization's ability to search, find, match and group identity data within their computer systems and network databases. Search Software America specializes in software solutions that add "data intelligence and quality" to critical information-intensive systems. SSA has built a remarkable client roster in excess of 500 customers including AT&T, Amex, Citibank, EMI Music Publishing, Equifax, Experian, GE Capital, The Hartford, OneBeacon Insurance, Sprint, VISA as well as many state and federal government bodies.

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SEARCH SOFTWARE AMERICA ANNOUNCES V2.1 OF *IDENTITY SYSTEMS (IDS)*

GREENWICH, CT (Jan. 6, 2003) - Search Software America (SSA), the leading international innovator and developer of identity search and matching software, today announced the general release of V2.1 of its flagship Identity Systems (IDS) product.

The core component of IDS is the Identity Search ServerTM, a highly-scalable server application used for intelligent indexing and searching of an organization's identity data to support real-time or batch inquiries, duplicate discovery, identity screening, fraud detection and other search and matching applications that involve names, addresses and other identity data.

IDS supports systems that need to search and match data about customers, accounts, prospects, individuals, contacts, organizations, divisions, addresses, households and other entities including song titles and product names. Without programming or changes to the organization's database design, IDS can be easily configured for use on operational systems or to build searchable data repositories; it can be used on stand-alone systems or to integrate multiple databases/systems into a centralized search index. IDS is used by any type of system that needs to find matches or duplicates or prove a match does not exist.

Using the SSA-NAME3 algorithms, SSA's core technology that has been proven in production systems over the last 15 years in some 400+ organizations worldwide, IDS overcomes the unavoidable error and variation in identity data, does not require the data to be cleaned or formatted, and supports all countries and character sets.

The key benefits of IDS for today's organizations are its ease of integration and tuning, high reliability of search and match results, scalability, and performance. It is a one-of-a-kind offering in a market place that has traditionally only had a choice of using expensive resources to integrate low-level software tool-kits or to design and implement home-grown solutions that frequently become hard to maintain over time.

Among the new features of IDS Version 2.1 are:

- Enhanced support for flattening 1:M relationships to speed real-time search performance and reduce DASD requirements
- Introduction of link tables as repositories for the generation of different relationship views of the organization's identity data (e.g. the "household" link table), for use in subsequent projects (e.g.

a mailing campaign, a data cleanup project) or input into data visualization packages.

- The ability to "relate" one database table against another on the fly to discover hidden relationships
- User-customizeable output views for the various batch matching processes
- Statistical reporting on different search strategies and match tolerances to assist the designer choose the best strategy for each search application
- The inclusion of more multi-threaded processes to improve performance of batch functions such as table loading and indexing, file matching and duplicate discovery
- Increased number of simultaneous connections from a single Identity Search ServerTM and ability to start multiple servers to scale for higher activity.
- Improvements to the IDS Console, including simplification of the definition of Configuration parameters, and the ability to start, monitor and stop all server components from the one location.

About Search Software America

Search Software America, a division of SPL WorldGroup, is a privately-held company with operations in the US, UK, Australia and South America. Search Software America develops and markets international software products that significantly enhance an organization's ability to search, find, match and group identity data within their computer systems and network databases. Search Software America specializes in software solutions that add "data intelligence and quality" to critical information-intensive systems. SSA has built a remarkable client roster in excess of 500 customers including AT&T, Amex, Citibank, Citizenship & Immigration Canada, Equifax, Experian, the Internal Revenue Service, GE Capital, The Hartford, OneBeacon Insurance, Sprint, VISA as well as many state and federal government bodies.

For additional information:

Contact: Michael Dunkerley
Search Software America
Tel: 61-2-8904 9936

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SPL WorldGroup B.V.

Report to Shareholders
July 11, 2001

Dear Shareholder:

We are pleased to provide you with this latest Shareholder Letter. We would like to share with you some of the principal events over the past few months.

Launch of CorDaptix™

We are very proud to announce the launch of our new customer management product, CorDaptix™. We timed the launch to occur at the annual CIS conference, held in Albuquerque, New Mexico in May, which is the premier utility conference in the US. We had excellent visibility at the conference and it did not hurt that one of the keynote speakers stated in his address that SPL has licensed more systems to the largest investor-owned utilities in the US than any other IT company. Our CorDaptix solution is a fully web-enabled solution that has been re-architectured to make it the most powerful and flexible customer management solution available to the utility industry. It comprises the key functionality desired by the utility industry today, and is architectured in such a way that new functionality can be easily added through plug-in modules as the industry continues to evolve and new functionality is needed. We are actively marketing CorDaptix not only to new customers, but also to our many existing customers who are using our prior CI*S* ***PL***US® solution.

At the end of June, we celebrated the European launch of CorDaptix at the successful industry conference that was held in Vienna, Austria. The Pan-Asian launch is scheduled for the last week in July in Australia. At the conclusion of this launch program, CorDaptix will be available worldwide as SPL's flagship customer management product.

New Management Appointments

Michael Tabbert joined SPL as our Senior Vice President of Global Sales. Mike came to us from two well-known IT vendors to the utility industry: Indus International and Severn Trent. I am also pleased to announce that Joanne Kelley joined us in May from my former employer, META Group, where she ran META's consulting business. I have asked Joanne to form for us a high-end strategic consulting practice, which will be called our Transformance™ Group. Finally, Hettie Wiesner, who has served SPL in many capacities over the years, has been named our Vice President of International Marketing, based in Australia. Hettie will provide leadership of our marketing initiatives in both EMEA (Europe, Middle East and Africa) and the Asia-Pacific region.

Office News

After many years in our Manila office and no further room to grow, we are moving into larger space. Our Manila staff works on our projects throughout the world and will be a key adjunct to our product development group in developing additional modules to our new CorDaptix product. In Europe, we are increasing our presence as well. In London, we are moving from temporary space to regular offices. In Paris, we are expanding our existing office to better handle our work for Electricité de France. In March, WorldGroup Consulting, our former affiliate, vacated space we were sharing at our San Francisco offices. This has allowed us to consolidate and reduce some of the space we were occupying in San Francisco.

Recent Wins

Over the past few months, we have been awarded various projects. Most recently, through our partner, PeopleSoft, Inc., we won the bid to supply the customer management system to Waste Management, Inc., the largest waste company in the United States. This win was particularly important because it demonstrates the flexibility of our system to address customer management outside of the traditional electric, water and gas utility field. The project was also important because it was a good victory over SAP AG, the German ERP vendor, that has become our principal competitor at large utilities. We also won a large project for the Jacksonville Electric Authority in Florida; Delta Energy, a Rotterdam-based electric company; Nicor Gas in Chicago; Alliant Energy in Wisconsin; and, Eskom, the largest utility in South Africa. In the smaller municipal utility industry, we completed projects for Benton Public Utility District and EnWin Utilities Ltd. in Ontario, Canada.

PG&E Bankruptcy

When we won the PG&E project a few years ago, I am sure no one would have believed that we would have to report that PG&E filed a petition in bankruptcy. PG&E did file a reorganization petition in April to protect itself from price imbalances largely caused by the new laws deregulating the California electric industry. The reorganization procedure is designed to allow PG&E to restructure its debt and return to normal operations. Notwithstanding PG&E's regulatory problems, we remain a strategic vendor to PG&E and continue to do work for them. Since PG&E's bankruptcy filing, our bills for current work continue to be paid on time.

Marketing News

Over the past few months, I believe the Company's marketing efforts have hit their stride. Our product brochures and press kit deliver a professional and consistent message surrounding CorDaptix. The major industry publications feature our product and, since my last letter to the shareholders, I have published various articles in the energy industry press. A copy of one of these articles and of our press releases over the past months accompany this letter.

Investor Relations

We would like to hear from you if you have any questions our comments. Please contact us at investor_relations@splwg.com or feel free to call me directly at the Morristown, New Jersey office (973) 451-4238.

Personal regards,

CD Hobbs
President and CEO

Why operating excellence is no longer enough

By CD Hobbs

The rules of the energy industry are changing so quickly that companies could be wasting resources fine-tuning business processes that may become obsolete. To cope, CEOs must make their firms more focused on innovation. To be able to adapt to changes in the energy business environment quickly enough, the leaders and personnel of energy companies will need new information and new skills—among them an understanding of change theory, a more flexible and visionary leadership style, and the right strategic partners

The energy industry generally accepts the pursuit of operating excellence as a valid management strategy. In theory, companies that find ways to make their business processes run more efficiently minimize their production costs. Those lower costs then lead to a larger market share, greater profitability, the opportunity to acquire competitors, a higher stock price, and a more favorable credit rating that reduces the company's cost of the capital needed to fuel further growth.

So goes the operating excellence paradigm—in theory. In practice, however, energy companies that focus on improving operating efficiency alone could be unwittingly setting the stage for their failure or their own acquisition. Why? Because they ignore the fact that business models for energy production, trading, delivery, and marketing are changing more rapidly than ever—in some jurisdictions, literally overnight. Like lemmings that follow the herd over the cliff and into the sea, energy companies that blindly buy into today's ascendant philosophy of operating excellence could find that they have become world-class in business processes that an evolving energy environment has rendered obsolete.

Three fundamental presuppositions are required to support the position that energy companies are over-focusing on operating excellence:

1. With the exception of the oil sector, the energy industry was unaffected by the operating excellence movement of the 1970s and 1980s because its wholesale and retail segments remained regulated worldwide. As a result, energy executives have a pent-up need to demonstrate that they can achieve the same levels of operating excellence that their colleagues in other industries have.

2. Encouraged by Deming and the global quality movement, the operating excellence paradigm remains very fashionable at the dawn of the new millennium. It has even proved its validity in more stable markets. But many are confused about why focusing on operating excellence alone doesn't always produce the desired results.

3. Privatization, deregulation in North America, liberalization in Europe, and their consequence—the unbundling of utilities—should be viewed as initial efforts by governments to lower their citizens' and industrial companies' energy bills. They too shall pass, because the invisible hand of the free market cannot work its magic in energy while restrained by ersatz political and deregulatory solutions. Just examine the progress of deregulation in California for a prime example of market interference at its worst.

These presuppositions paint a picture of industry executives anxious to demonstrate their command of operating excellence, but forced to use management tools whose applicability is ephemeral. The interference of regulators and politicians in the development of competitive energy markets today all but guarantees that today's industry business model will soon be invalid.

For this reason, operating excellence may not be the ticket to heaven for energy executives that it has proved to be for leaders of companies in other competitive industries. But that doesn't mean that the paradigm should be thrown out with the bath water, so to speak. For energy executives, crafting a successful corporate flight plan—given today's very unsettled climate—requires striking a delicate balance between excellence and innovation.

Each CEO must determine how much to spend on improving existing business processes, and how much on efforts to uncover, borrow, adapt, and/or adopt new ones of unproven but potentially great worth. Ideally, this decision will be company-specific and informed by several key factors—such as the characteristics of the company's targeted market, and whether its business is energy generation, transmission, trading, delivery, or marketing. To an energy company and its personnel and shareholders, the relative share of resources to be allocated to excellence and innovation is perhaps the most important and challenging one a CEO will make. But that's why CEOs make telephone-number salaries. For as the remainder of this article shows, what is just as important as understanding and using management theories and developing strategies to exploit them is a CEO's ability to lead.



Business performance window (PW)
Operating excellence
Cycle time
Performance
Contextually related
S_0
Transform
Industry business model
Business strategy
Cycle time
Business transformation window (TW)

1. TransFormance model

In the act of TransFormance, executives must make tradeoffs between adopting a new business strategy and improving the performance of the company's existing one

Transforming while performing

TransFormance™ is a term coined to describe the CEO's challenge to transform the business while sustaining its financial performance. In the act of TransFormance, executives must make tradeoffs between adopting a new business strategy and improving the performance of the company's existing one. Figure 1 illustrates the relationship between operating excellence and business strategy transformation.

The TransFormance model depicts two windows of opportunity. The business performance window (PW) is the cycle time required to drive business processes to their limit of operating excellence. The business transformation window (TW) is the cycle time required to introduce a new business tactic, for example, choosing an energy supplier. The intersection of these two windows, S_0, is the business strategy chosen to correspond to the durations of the two windows of opportunity. S_0, in other words, is the time needed to achieve excellence in operations in business processes, while those processes remain part of the prevailing industry business model.

The achievement of operating excellence and the prevailing industry business model are contextually related. The relationship between the cycle times of the two windows is crucial to a multitude of choices that executives must make. If TW is relatively shorter than PW, for example, more executive attention will have to be paid to maintaining a relevant business model than to becoming adept at operating within the prevailing industry business model.

New age, new windows

The operating excellence paradigm became ascendant during a period in which the cycle time for achieving operating excellence was shorter—often much shorter—than the cycle time over which the prevailing industry business model changed. Both technology and information played a significant role in promoting the operating excellence paradigm. Because technology and information were expensive, and information technology was immature, industry business models changed slowly. During this era, production technology was a primary determinant of business model evolution in the fields of generation, transportation, and manufacturing. But afterwards, production technologies also took on longer cycle times. As performance windows grew shorter than transformation windows (PW<TW), competitive advantage came to be defined by the level of operating excellence achieved in the business processes that were part of the prevailing industry business model.

The change in the business environment is illustrated in Figure 2, which depicts the PW<TW scenario and shows why it is advantageous to be the first competitor in an industry to achieve operating excellence. By becoming a lower-cost producer using business strategy S_1, a company can exploit a market exploitation window, during which it can gain market share and realize higher margins than its competitors. In theory, if this market exploitation window were to last long enough, and its competitors were to continue to face barriers to achieving operating excellence, a firm could end up with 100% market share. In reality, however, competitors usually close the market exploitation window for the industry leader by doing things like improving their production technology, creating a new value proposition for customers, and/or differentiating their service package.

2. Exploiting operating excellence (PW<TW)


Perform
S1
Transform
Market exploitation window
Focus of the successful market strategy is efficiency (doing things right)
Perform
S0
Transform

This change in the business environment depicts the PW<TW scenario and shows why it is advantageous to be the first competitor in an industry to achieve operating excellence

The energy transformation window

Deregulation has added a second page to the history of energy business models. From the end of World War II to 1990, the energy business and its model remained largely unchanged—despite the 1974 oil embargo, the overbuilding of generation in the early 1980s, and the impact of the Public Utility Regulatory Policies Act (Purpa) in the late 1980s. Regulation gave utilities no incentive to pursue operating excellence, because any profits reaped by creating and exploiting a market exploitation window would be passed on to ratepayers. The cycle time for transformation of energy business models was, for all practical purposes, infinity.

Beginning in 1990, the introduction of competition into wholesale and retail energy markets began bringing the cycle time for transformation of energy business models down to

3. The energy transformation window


Change in the industry
P
P
P
P
P
P
T
T
T
T
T
T
1970
1980
1990
2000
2010
2020

The cycle time for business transformation in energy has shortened significantly, and it continues to grow shorter

Earth. Figure 3 shows not only that the cycle time for business transformation in energy has shortened significantly, but also that it continues to grow shorter. Note also the shortening of the duration of the performance window, particularly for energy companies driven more by information technology than production technology.

Also worth noting here is that the relationship between business transformation and operating excellence cycle times is not the same across all segments of the energy business. The ratio of the two numbers is different in production, trading, delivery, and marketing. Although that is clear, the reasons for it are not; careful analysis of the factors that drive cycle times in each of these segments is rare. But while it is obvious that the greatest activity—and shortest cycle times—in the industry today are in marketing and trading, any assumption that that makes generation business models, for instance, relatively more stable should be taken with a grain of salt.

Exploiting the transformation window

Figure 4 depicts the converse of the scenario shown in Figure 2. Here, because transformation cycle times are shorter than performance cycle times, the prevailing industry business model could change more quickly than a company's efforts to achieve operating excellence, making them irrelevant.

Creating a market exploitation window in the TW<PW scenario requires that a company be able to redefine its market model (for example, a new customer acquisition process, a new form of service package, new billing options, etc.) faster than the competition. In a market already characterized by rapid change in the underlying business model, participants are focused on shortening the cycle even further. Successfully truncating the transformation cycle time produces a new business model and a new strategy, S1, surprising the market and shifting demand to your product or service. As long as competitors cannot match the new model, the market exploitation window stays open.

Shortening the cycle time of the prevailing industry business model represents a radically different and innovative corporate strategy. It is probably unduly generous to credit this as a conscious strategy by most energy companies today—except perhaps a few of the more sophisticated energy marketers or traders. Whether conscious or unconscious, however, the fact that shortening the industry transformation cycle time is a winning strategy underscores that pursuing operating excellence alone is a losing one—either for gaining market share or improving profit margins.

In the TW<PW world, the prevailing industry business model changes quickly, obsoleting business processes faster than companies can improve them. In this game, a firm's ability to transform its business processes trumps even successful efforts by its competitors to achieve operating excellence. Energy companies have been slow to understand this new reality. In a recent study of more than 120 of them worldwide, 65% of respondents were found to be executing a strategy that focuses on achieving operating excellence. Among them, two telltale characteristics stand out: (1) They treat IT spending as a budget line item—a cost element to be minimized; and (2) management holds that business strategy and technology strategy are unrelated.

4. Exploiting innovation (TW<PW)


Exploiting innovation requires:
• Innovating within the transformation window
• Given the constraints of the market and technology, there is some minimum size to the transformation window—IT has been compressing the window since 1990
Perform
Market exploitation window
Perform
Transform
Transform

In the TW<PW world, the prevailing industry business model changes quickly, obsoleting business processes faster than companies can improve them

Building an innovation engine

Why do energy executives continue to focus on tweaking business processes that may be blown away by the winds of change sweeping the energy industry? Inertia and inexperience are two big reasons. Creating an organization capable of anticipating changes in the structure and rules of the market, and retooling its business processes to deal with them are much different—and far more difficult—tasks than building an organization capable of squeezing the last few cents of cost from a set of stable business processes. Energy executives, experienced at running a company in an unchanging industry, are now essentially being challenged to create in their firm an innovation engine capable of rapidly migrating from one industry business model to another.

Figure 5 graphically represents this challenge. Today's energy company must be able to quickly develop the "improved" business strategies S_0, S_1, S_2, and S_3, and—as quickly—develop new business processes and skill sets to support their execution. As each change in the industry business model takes effect, shareholders will pressure management to come up with a new business strategy that is more competitively advantageous. In turbulent times like the present, strange new alliances

will emerge as new strategies are tested and new value propositions are made. An example: Billboards in Pennsylvania offer customers a 25% discount in their energy bill for signing up with the New Power Company, a joint venture of Microsoft, Enron, and America Online.

iB4e: Innovation before excellence

Speaking of strange bedfellows, it turns out that a mnemonic which should be familiar to anyone who had trouble remembering how to spell the word "receive" correctly in grade school also embodies the moral of the TW<PW story. As applied to today's energy industry, however, iB4e stands for innovation before excellence, and is a useful way to remember that the former is more important than the latter to achieving business success.

Operating excellence still matters; energy companies must simultaneously transform themselves and perform efficiently to maximize profits. Achieving excellence in business processes likely to survive industry restructuring makes good management sense. However, the message explicitly stated by iB4e is that the successful energy company will be both innovative and excellent. But iB4e also carries an implicit message: that balancing the two is a feat that demands real management leadership during this period of industry upheaval.

Changing leadership traits

Companies that focus on operating excellence benefit from the single, static nature of their vision and the rigid nature of their organizational hierarchy. They typically use traditional command and control practices, including management "by the numbers," or profit margins. The planning cycle is annual, and a three-to-five year plan determines long-term financial commitments. Energy companies that focus on operating excellence usually view technology and automation as tools for increasing the efficiency of business processes in reliable, repeatable fashion.

By contrast, companies that focus on innovation have multiple visions of the future, giving them a choice of innovation initiatives. Their leaders are willing and able to ride more than one strategic horse, and are prepared to switch mounts as changes in the industry business model alter the relative prospects for success of corporate business strategies.

A company in an industry in transition—such as energy—requires more than just a leader with vision. It also needs valuable people, and the traits that make someone valuable in the new, transformational world are quite different than those in the old, performance-focused one

The dynamism of the TW<PW environment demands that the leadership role in an energy company be assumed by the best qualified executive—not the organizationally anointed leader. Among his or her qualifications is the ability to defer to others at appropriate times, such as when someone suggests an obviously excellent solution to a thorny problem.

In companies with a strong focus on innovation, planning is typically scenario-based and projects have short cycle times. Many firms that have succeeded in shortening the cycle time of the prevailing industry business model have done so through dynamic planning, that is, planning within the traditional annual cycle, a technique that also helps them change their strategic course and/or implement new organizational directions quickly.

Typically, the focus of such companies is more on market position than on profit margins. They value flexibility and agility over perfection, and view technology as a tool of effectiveness rather than of efficiency—doing the right things as opposed to doing things right. Leaders and managers of iB4e companies treat technology strategy and business strategy either as inseparable, or as two sides of the same coin.

People, processes, and technology

A company in an industry in transition—such as energy—requires more than just a leader with vision. It also needs valuable people, and the traits that make someone valuable in the new, transformational world are quite different than those in the old, performance-focused one. The best employees a company seeking to reinvent itself constantly can have are smart, flexible people who are comfortable dealing with ambiguity and risk. They can be put in charge of the company's innovation efforts, while others who prefer more stability in their daily tasks can be made responsible for the company's ongoing pursuit of operating excellence. In general, it is desirable that all employees be able to think at a higher contextual level during periods of rapid industry and company transformation. In other words, they must be able to see the "big picture" of change.

Business processes themselves face similar requirements for change. While business processes driven to excellence tend to be well integrated and consistent, the transformational environment will componentize

5. The innovation engine


Operating performance
Performance window (PW)
Time
Perform
Perform
Perform
Perform
Industry structure/business model
Innovation engine
S_0
S_1
S_2
S_3
Transform
Transform
Transform
Transform
Time
Transformation window (TW)

Today's energy company must be able to quickly develop the 'improved' business strategies S_0, S_1, S_2, S_3, and—as quickly—develop new business processes and skill sets to support their execution

business processes for easy recombination into wholly different processes better suited to the new market's new requirements and opportunities. As competition intensifies, business processes will become more customer-facing than inward-focused.

To appeal to energy companies obsessed with performance excellence, technology solutions emphasized the gains in transaction efficiency they enable. The ideal IT solution promised low-cost, high-volume performance through precise functionality, and it was developed in-house and fully integrated with other solutions. When operating excellence was all that mattered, the strategic technology solutions of choice were tightly integrated enterprise resource planning (ERP) systems.

As the importance of innovation has risen to equal and surpass that of excellence, perspectives on technology solutions have changed. To keep pace with constantly changing industry business models, IT architectures must be adaptable. Applications will increasingly be reduced to key components that can be recombined into wholly new applications sets aimed at supporting new business processes. Systems will have to be scalable to execute those new processes.

Reflecting the industry's faster evolutionary pace, technologies will be considered valuable to the extent that they enable a company to react to changes in the rules of the game more quickly than the market can. They will emphasize market intelligence, decision support, modeling, and agility. Their key feature will be their architectural flexibility rather than their functionality, and they will increasingly be off-the-shelf rather than homegrown. The strategic technology solutions of choice will be loosely integrated enterprise application integration (EAI) systems, because they are more adaptable than tightly integrated ERP systems.

Under the new, innovation paradigm, the integration of business and technology strategies will take on new significance. Accountability for assuring that the company's IT infrastructure can support new business strategies and processes will rest with the CEO. Meanwhile, the board of directors will establish a technology committee to oversee the company's integration of its technology and business strategies.

A few good partners

For energy companies, the final piece of the iB4e puzzle involves the need to forge strategic alliances. To share the load of building an innovation engine, suppliers, trading partners, and even competitors will increasingly seek to bond with those with complementary corporate objectives. Energy companies will be looking to partner with suppliers that are equally committed to innovation.

Partners will be expected to add insight and original thinking to the alliance's pursuit of its strategic vision. They will move along parallel paths through changes in the industry's business model, while remaining committed to maintaining their partners' competitive edges. They also will be expected to bring to the relationship some comparative or absolute advantage—such as a best-of-breed solution. The most fruitful relationships will be among partners that are in them for the long run.

That said, it must be noted that the short history of alliances in the energy industry hardly inspires optimism. Suppliers' commitment to innovation waxes and wanes. Finding suppliers willing to stay the course through tough market climates has been a challenge. Finding suppliers committed to provide migration paths through the transformational maze has been even more challenging. And energy company CIOs looking to off-the-shelf applications to maintain their competitive edge have often regretted their decision to rely on third-party suppliers. ■

CD Hobbs is president and CEO of SPL World Group, Inc., San Francisco.

SPL WorldGroup

Marketing Press Release

Title: Benton PUD Goes Live With SPL Customer Management Solution **Author:** Michele Albanese

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

Benton PUD Goes Live With SPL Customer Management Solution

Morristown, New Jersey—June 28th, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy industry, today announced that the Benton Public Utility District has successfully implemented SPL's market leading customer management product for the municipal market. Benton PUD provides approximately 40,000 customers in the State of Washington with electric power and other services.

Anticipating the potential for de-regulation in the state, which was originally planned for October 1999 and has now been deferred indefinitely, the utility decided their internal systems needed replacement. The PUD's commitment to customer service warranted a customer management system that was flexible, scalable and was designed with the energy customer in mind. After reviewing a number of potential solutions, they selected SPL's customer management software that is marketed to the municipal energy industry by PeopleSoft, Inc.

"We looked at quite a few systems during the selection process, but we found SPL's customer management software to be the most robust and well-designed of all the products we viewed," said Mr. Jack Swanson, Manager of Information Systems, Benton PUD and Project Manager for the implementation. "We really liked the system's flexible technical architecture and sophisticated database structure. In fact, the SPL software provides us options to enhance customer service levels and gives us a customer management solution that assures our ability to respond quickly to any future regulatory or business changes."

"Having Benton PUD go live with SPL's customer management solution was very important to us, especially since it was part of a larger systems implementation project." said CD Hobbs, President and Chief Executive Officer, SPL WorldGroup, "SPL's 100% implementation success record is maintained in part by employing excellent implementation and technical staff but is also a result of the exceptional initial quality and flexibility of SPL's software."

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775

About PeopleSoft CIS for Public Enterprise
Developed and built by SPL WorldGroup using the PeopleSoft tool set, the PeopleSoft CIS for Public Enterprise solution is marketed to municipals across North America by PeopleSoft, Inc. The package is designed, developed, implemented and supported by SPL WorldGroup.

About Benton Public Utility District
Benton PUD is a leading electric power and related services provider serving approximately 40,000 in Washington State. They contribute value to their community and customers by providing energy and related services using reliable and efficient delivery systems. Visit Benton PUD at www.bentonpud.org or call (509) 582-1209 for further information.

###

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681 8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc
(973) 451 4237
Lori_hobbs@splwg.com

EnWin Utilities Tackles Canadian Electric Restructuring using SPL WorldGroup Solution

Canadian firm successfully implements critical software in eight months

Morristown, New Jersey—June 12th, 2001. SPL WorldGroup B.V. (SPL), the leading provider of customer management solutions to the global energy industry, reports that EnWin Utilities Ltd. (EnWin) has successfully implemented SPL's market leading customer management product for the municipal market. EnWin installed SPL's software as part of the company's plans to meet the complex unbundling requirements created by the Energy Competition Act that required restructuring of the electricity industry in Ontario, Canada.

EnWin needed to find a cost effective solution that could meet the business requirements of a new and rapidly changing competitive market in Canada and also be up and running in only eight months. After reviewing the available solutions, EnWin selected the SPL software, which is marketed to the municipal utility industry by PeopleSoft, Inc. Once selected, the SPL implementation team took less than eight months to get EnWin in to production with project costs right on budget. EnWin now is offering billing services to other energy companies in Ontario utilizing SPL's solution through an Application Service Provider (ASP).

"SPL staff represent seasoned professionals in the area of customer information system implementation." Said Mr. John St. Aubin, VP Customer Services for EnWin, "They are a true resource and we relied on their experience throughout the field installation."

"The successful implementation of EnWin is significant for SPL as it once again demonstrates SPL's ability to meet the dynamic needs of energy companies in deregulating environments." said CD Hobbs, President and Chief Executive Officer, SPL WorldGroup, "By being innovative, SPL has provided EnWin with a full solution set enabling EnWin to adapt to a new and changing market, and to excel and outperform the competition."

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North

America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.Visit

About PeopleSoft CIS for Public Enterprise
Developed and built by SPL WorldGroup using the PeopleSoft tool set, the PeopleSoft CIS for Public Enterprise solution is marketed to municipals across North America by PeopleSoft, Inc. The package is designed, developed, implemented and supported by SPL WorldGroup.

EnWin Utilities Ltd.

EnWin Utilities Ltd. is a successor corporation of the Windsor Utilities Commission formed January 1, 2000. EnWin Utilities is a management company providing administrative and customer service support to EnWin Powerlines Ltd., EnWin Energy Ltd., Windsor Canada Utilities Ltd. and the Windsor Utilities Commission.

###

SPL WorldGroup

Marketing Press Release

Title: SPL WorldGroup Tops Independent Industry Survey **Author:** Lori Hobbs

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681-8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc.
(973) 401-7531
Lori_hobbs@splwg.com

SPL WorldGroup Tops Independent Industry Survey

Leader in installed base for both CIS and CRM categories

Morristown, New Jersey—May 31st, 2001. SPL WorldGroup B.V. (SPL), the leading supplier of customer management solutions to the global energy industry, had its industry leading position independently confirmed during the recent 2001 CIS Conference. The "2001 CIS/CRM Survey" soon to be published by independent industry research firm, Warren B. Causey Ltd., was previewed in a key presentation entitled "Ready for takeoff? The CIS/CRM Flight to the Future" during the conference by Mr. Warren B. Causey. Mr. Causey reported that SPL had the largest installed base in almost every CIS and CRM category that was examined by the firm.

The survey, which was conducted using telephone interviews with IT executives in 103 US utilities, set out to establish trends and issues around CIS/CRM in the industry. It found that SPL had the largest vendor installed base for both CIS and CRM among Investor Owned Utilities (IOU's) and Municipals and, in the CRM category, demonstrated that SPL had more than twice the installed base of any other vendor.

"This is pleasing independent verification of something that we have known to be true for sometime," said CD Hobbs, SPL's President and CEO. "SPL has installations at 4 of the world's 10 largest utilities, a category in which no other vendor currently has a single installation, and an unparalleled 100% implementation success rate. We expect that our innovative new product CorDaptix, will help us to maintain and grow our position in the industry as the leader in providing customer management solutions that scale and evolve with our customers' requirements."

"It should be borne in mind that this survey covered only the largest utilities with over 50,000 customers in the United States," said Causey. "SPL certainly appears to have a lead in that group."

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

About Warren B. Causey Ltd.
Warren B. Causey Ltd. was founded in 1996 by Warren B. Causey, an independent researcher, writer and editor with more than 35 years of experience. The company produces written materials in a variety of formats, conducts primary and secondary research, and provides some limited consulting primarily in the areas of information technology, market research, publishing and strictly related areas. The company is a closely held Georgia Corporation with offices in Dallas, GA, near Atlanta

Phone 770-443-5866 or visit www.wbcausey.com for further information including the "2001 CIS/CRM Survey" report.

####

SPL WorldGroup

Marketing Press Release

Title: SPL WorldGroup Set To Unveil The Future of Customer Management Software **Author:** Hettie Wiesner

FOR IMMEDIATE RELEASE

Contact:

Dr. Gary M. Vasey
VasMark Group, Inc.
(281) 681-8020
Gary@vasmarkgroup.com

Ms. Lori Hobbs
SPL WorldGroup, Inc.
(973) 401-7531
Lori_hobbs@splwg.com

SPL WorldGroup Set To Unveil The Future of Customer Management Software

Morristown, New Jersey - May 3rd, 2001 SPL WorldGroup B.V. (SPL), the leading supplier of customer management solutions to the global energy industry, will launch its new and innovative flagship customer management software product - CorDaptix -at this year's 25th Annual CIS conference in Albuquerque, NM. The CIS conference launch activities will mark the start of a global product rollout by SPL that will see CorDaptix formally introduced to Europe in late June and to Asian markets later in July. CorDaptix has been through months of extensive testing with implementations at two of North America's largest energy companies including TXU, as well as with Delta in the Netherlands.

SPL's groundbreaking customer management solution will be the focal point of the company's booth at the CIS conference. SPL will be demonstrating CorDaptix, using a number of key business scenarios that showcase how retailers and distributors around the world can gain competitive advantage through use of the product. Also on show will be a demonstration of the real-time seamless integration between CorDaptix and Siebel System's *e*Energy solution.

SPL's new product is designed to be the flexible core of a company's customer management solution, providing a standard product platform that can adapt and evolve with changing business models. Through state-of-the-art design with flexibility, scalability and ease of use in mind, CorDaptix is set to change the concept of customer management solutions across the industry.

"To meet the challenge of rapidly evolving energy consumer preferences, providers of energy and related services must adopt systems and business processes that can change as rapidly as their market's preferences. CorDaptix does just that," said CD Hobbs, SPL's President and CEO. "CorDaptix was designed and built as a best-of-breed "customer management core"

solution that can support innovation and rapid customer response while remaining a standard software product upgradable as new versions become available."

Find out more about CorDaptix and spend time with SPL WorldGroup's executive and technical team at booth #613 at the CIS show in Albuquerque.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions to the energy and service related industries in regulated and competitive markets worldwide. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader in providing flexible and scalable customer management solutions that evolve with client requirements and enable unrivaled business responsiveness. SPL employs over 600 professionals in North America, Europe, and Asia Pacific and has delivered its customer management products to more than 50 energy customers worldwide.

Visit SPL WorldGroup at www.splwg.com or call (973) 539-6268 (New Jersey), (415) 541-9462 (San Francisco), or within the US and Canada, (800) 275-4775.

Additional Press Releases that were sent to the Company's security holders in connection with the Report to Shareholders dated July 11, 2001 can be found under category II.11 of this submission.

SPL WorldGroup B.V.

December 13, 2001

Shareholders
SPL WorldGroup B.V.

I have met only a few of you since I joined SPL in August of 2000. Of the shareholders I have met, Trevor, Julian, Geoff and Moshic have had an opportunity to get to know me personally and professionally. Trevor and Moshic, of course, were on the Board at the time I was hired, and Julian and Geoff still work within the Company. I have met others of you casually or in brief conversations. I know that direct personal relationships are important, so please feel free to contact Trevor, Moshic, Julian, or Geoff to get a read on my leadership of SPL. In fact, I urge you to do so. I believe the Company and its market position have improved materially in my tenure as CEO and that we are now well positioned for the future. But why would I suggest you check me out with your fellow shareholders who have worked with me? Because I am about to appeal to you for support in the upcoming board election, and the relationships I've formed with these individuals may be important to you as you consider supporting my request.

As you know we are in the process of seeking a re-capitalization of SPL WorldGroup. An important part of the re-capitalization is to provide liquidity for those shareholders who are seeking to capture the current value of their investment in the Company. In addition to your interest in liquidity, the recapitalization would provide an opportunity for the Company to raise additional capital to expand our market offerings. I received a clear message through your inside representatives on the Board that this re-capitalization is a high priority to you. I heard the message and I believe we are very close to being able to present to you one or more offers to purchase outstanding shares of SPL. The decision of whether to accept these offers will be in your hands. As no offer has been made as of this date, there has been little to communicate to shareholders as a group. Bear Stearns is working as our financial advisor for this transaction and we are currently in due diligence with at least six very credible equity investors, meaning that they are investigating our business and finances to determine whether they wish to proceed with an offer.

Because of the sensitivity of this transaction, your Board of Directors, on my recommendation, has unanimously recommended reelection of the current Board members. I made this recommendation on the advice of Bear Stearns and members of our Board who are experienced in such matters. I strongly make this recommendation to each of you.

I also discussed this recommendation with our largest shareholders. In spite of my recommendation, we have, with the nomination of Shaul Ashkenazi, one more outside director nominated than can be elected, and the possibility of NOT electing the existing slate of directors. I believe this to be the result of continuing political discontent with activities of the Company in the years preceding my joining SPL WorldGroup as CEO. However cloaked in good wishes and rationalized as business wisdom, these initiatives are quite directly against my recommendations and, in my judgment, risk the value of your investment. Also, it will reduce the number of

independent outside directors and increase the number of SPL insiders on the Board, which I strongly believe is not in the best interests of the Company, especially at this time.

It is a fact that your Board will undergo substantial change in the near future, whether a re-capitalization occurs or not. With the Company emerging as a premier global service provider to the energy industry, our Board needs to also change to support our initiatives in the energy market. Even if no re-capitalization occurs, I expect to constitute a nominating committee of the Board to search and identify new directors who provide both experience and contacts appropriate for the execution of the Company's strategy. A number of Board participants have indicated a desire to leave the Board when appropriate replacements are identified. Each of these individuals has graciously agreed to support both SPL and me as CEO until we find suitable replacements or complete the re-capitalization. I am grateful for their continued support. Should the re-capitalization occur, the change in Board structure would be quite early in 2002.

I am very proud to be the CEO of SPL WorldGroup. I believe in our product, our market position, and our committed management and staff. I believe we are positioning the Company to take a prominent position in the energy markets as a premier provider of customer management products and services. I believe what we have accomplished in this past year will have a positive impact on what we are offered by investors in the re-capitalization, in spite of the difficult market we face. I also believe I am obligated to bring to those of you who are demanding liquidity, the offer of liquidity for your investment.

I am asking for your support. We have a Board that works together well, is supportive of the initiatives of the Company, and works diligently on your behalf. Keeping this Board intact through this phase of the re-capitalization makes good business sense, regardless of what strong feelings might remain from past relationships, decisions and actions. With your support, I feel confident we can succeed together.

Best regards,

/s/ CD Hobbs
CD Hobbs
President and CEO
SPL WorldGroup B.V.

SPL
Innovate·Adapt·Excel

STRICTLY CONFIDENTIAL

March 22, 2002

To Our Common Shareholders:

In June 2001, we hired an internationally recognized investment banking firm as our financial advisor to help us identify private equity investors who might be interested in providing some liquidity for our common shareholders and some working capital for the Company. Over the past several months, we have met with a number of qualified potential investors and discussed possible equity transactions to meet those goals. Based on those discussions, we may have opportunities to pursue possible transactions that would provide common shareholders, and maybe also the Company, with an opportunity to sell shares to a third party investor. We would like to gather preliminary nonbinding indications of interest from our common shareholders to help us determine whether to pursue those opportunities.

As currently proposed, common shareholders who participate in a liquidity transaction would be asked to bear their proportionate share of the transaction expenses, including the fees of our financial advisor. We are not making any recommendation regarding the net price per share indicated on the attached nonbinding questionnaire or whether shareholders should express an interest in selling at that price, any other price or at all. However, we are aware of the liquidity concerns of our common shareholders and therefore would like to provide you with an opportunity to express a preliminary, nonbinding indication of interest. Each shareholder must determine for itself, along with its own advisors, whether it is interested in a particular net price based upon its own goals and circumstances. In addition, we are not expressing a view as to whether the Company would intend to raise financing at the indicated net price per share. However, shareholders should be aware that any new issuances of common shares by the Company could result in dilution to existing shareholders both economically and as to voting power. The net price per share indicated on the attached questionnaire does not include any transfer, income, withholding or other taxes that may apply to you.

Attached is a nonbinding questionnaire that we ask you to complete and return. Your response will be one factor that will assist us in determining whether or not to expend any additional management and other resources in pursuing the prospective investors we have already identified. Returning a questionnaire is completely voluntary. It is not binding on you or us. It will only show a current indication of your potential interest and will in no way obligate or entitle you to sell, or receive any consideration for, any shares, and will not obligate us to take any action with respect to potential offers or sales of shares or any other matter. You will not be precluded from participating in a possible future transaction solely by reason of your failure to reply.

Neither this letter nor the attached questionnaire, together or separately, constitutes an offer by the Company or any other person to buy, or a solicitation of an offer to sell, common shares or any other securities of the Company.

SPL WORLDGROUP B.V.

75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-541-9462 FAX: 415-541-0224 www.splwg.com

To ensure that we have sufficient time to review and analyze responses, we would appreciate receiving your questionnaire by April 5, 2002. Please send your response, via e-mail (which is preferred), facsimile or regular mail, to:

SPL WorldGroup B.V.
Mr. Richard Zolezzi
Senior Vice President, Administration
and General Counsel
75 Hawthorne Plaza, 20th Floor
San Francisco, CA 94105
Tel: (415) 357-4767
Fax: (415) 974-8966
Email: richard_zolezzi@splwg.com

Please feel free to contact me or Richard Zolezzi if you have any questions.

Sincerely,

/s/ CD Hobbs

CD Hobbs
Chairman and Chief Executive Officer

Neither this letter nor the attached questionnaire, together or separately, constitutes an offer by the Company or any other person to buy, or a solicitation of an offer to sell, common shares or any other securities of the Company.

NONBINDING QUESTIONNAIRE

Name of Shareholder: ______________________________

Number of Shares Held: ______________________________

If the Company pursued a possible transaction that could result in your having an opportunity to sell any of your shares at a net price of US $3.50 per share, what percentage of your shares, if any, would you consider selling? ***Please check one of the following*****:**

☐ up to 100%

☐ up to 75%

☐ up to 50%

☐ up to 25%

☐ None.

Other comments: ____

Please submit only one reply per shareholder or group of related shareholders.

Neither this letter nor the attached questionnaire, together or separately, constitutes an offer by the Company or any other person to buy, or a solicitation of an offer to sell, common shares or any other securities of the Company.

SPL WorldGroup B.V.

Report to Shareholders
July 31, 2002

Dear Shareholder:

Following shareholder approval last May, the Company changed its fiscal year-end date for accounting purposes from June 30 to December 31 of each year. Our auditors then proceeded to audit our accounts for the calendar year period ending December 31, 2001. We are very pleased to provide to you a copy of that audit report with this letter, and to take the opportunity to report to you some of the principal events over the past few months.

Financial Summary

As noted above, our new fiscal year ends on December 31. The audited financial statements of the Company for the fiscal year ending December 31, 2001 are enclosed with this letter. Our next audit will be performed as of December 31, 2002 so you should expect to receive those audited statements on or before March 31, 2003.

As we just closed our financial year ending June 30, we are pleased to summarize those unaudited results for you. For the year ended June 30, 2002, our revenues were US $100.1 million and our operating margin for the year was 6.5%. This represents revenue growth over the prior twelve months of 15% and operating margin of US $6.5 million versus an operating loss as of June 30, 2001 of US $1.9 million. Cash on hand increased from US $23.4 million as of June 30, 2001 to a healthy US $43.3 million as of June 30, 2002. Operating margin for the fiscal quarter ended June 30, 2002 was even stronger at 10%. While we are proud of these results, particularly in the current depressed general business climate, we appreciate that the global economy is suffering and we must be aware that the business climate may begin to negatively affect our clients and their demand for our product and services as we move forward.

Release of CorDaptix™ 1.4

Today marks a very nice milestone for SPL with the on-time release of CorDaptix 1.4. This new version of our product represents over nine months of work by our Product Development Group. Among many new features, Version 1.4 incorporates sophisticated interval billing functionality that allows our largest utility customers to easily offer varying energy rates to their customers throughout a normal business day. Version 1.4 also offers expanded utility sales and marketing functionality that is necessary for the customer service representatives of a utility to better service the utility's customers. We are a reflection of our people and nowhere is that more true than in our world class and dedicated Product Development Group.

Geographic Expansion

In June we signed our first license agreement for use of our product CorDaptix™ in South America. We are licensing CorDaptix™ to Deloitte Consulting for use by Comgas in Brazil. We view this project as an important first step to be able to enter the market in South America and also an important collaboration with a global implementation partner. Since joining SPL almost two years ago, I have accelerated the pace set to become a products company. As part of that strategy, we encourage collaboration with large-scale implementation partners, such as the large consulting firms, to better enable us to access large customers and to work in geographies where we have little or no presence. This strategy has facilitated our ability to work

with many utilities around the world. Notably, we are working with Accenture to implement CorDaptix at Eskom in South Africa and at Nicor Gas in the US, with Logica at Delta N.V. in the Netherlands, and with Cap Gemini at Electricité de France. In recognition of the global nature of the utility industry, our product is available in English and French and we are currently translating it into Chinese, Japanese and Portuguese.

Business Ethics

Given the recent notorious failures of once respected companies such as Enron, WorldCom and Vivendi in France, I want to mention that the conservative, customer-centric culture of SPL stands our Company in good stead in our current business atmosphere. We believe our employees are proud to be a part of SPL, which is a company that takes pride in doing good business: meaning business that is good for SPL and good for our customers as well. We have been audited by Ernst & Young for the prior seven years. They know our business well and we maintain a close, professional relationship with them.

Management: Appointments and Moves

We are happy to announce that Michael Martini, a veteran of the telecom and cable industries, joined SPL as Chief Financial Officer in January 2002. Mike brings over 20 years experience in Finance for these service industries and long experience in SEC reporting and compliance. Additionally, to bring added strength to our efforts in EMEA (Europe, Middle East and Africa) we promoted Andrew Dean, our senior Australian sales executive, to be the new Vice President, Sales for EMEA. Andrew is now based in London. We also appointed SPL veteran, Julian Brandes, to be the Managing Director for our business efforts in EMEA. EMEA has been a very active market for us. The assignments of Andrew and Julian demonstrate our commitment to exploit the EMEA opportunity with some of our best and longstanding SPL employees.

Marketing News

In June, the annual CIS trade show was held in Baltimore, Maryland. This conference gave us the opportunity to demonstrate the expanded functionality in CorDaptix, as well as to show the market the close integration our product has with other related software vendors, such as Siebel Systems. In fact, Siebel Systems shared the SPL booth at the show where we jointly demonstrated the easy integration we now have with the Siebel product. Siebel is one of the leading global sellers of customer relationship management software and we jointly pursue projects with them. Both Siebel Systems and Sun Microsystems had their only presence at the CIS show in the SPL booth, a marketing coup for SPL!

Our Marketing Group continues to be very active in raising our presence in the market and positioning CorDaptix as the market-leading customer management solution for the global utilities industry. In support of the release of CorDaptix 1.4, SPL Marketing is scheduling webcasts with our customers and partners around the world to introduce them to the new version and reinforce our communication channels for input into future product functionality that they need.

At a time when the utilities are facing so much change, particularly from deregulation and increased economic pressures, we believe we are viewed as the innovative solution provider, managed by seasoned ex-utilities executives who have something to say to the industry. SPL senior management regularly participates on industry conference panels. Over the past year, I have given addresses at utility conferences in Vancouver and Prague. We also regularly contribute articles to the trade press on the direction of Information Technology to the global utility industry.

Investor Relations

We strive to be responsive to you, the owners of SPL, and invite you to contact us if we can address any questions or comments you may have. Please contact us at investor_relations@splwg.com or feel free to call me directly at my Morristown office +1 973 451-4238.

Personal regards,

CD Hobbs
Chairman and CEO

Attachment

CONSOLIDATED FINANCIAL STATEMENTS

SPL WorldGroup B.V.

For the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000 with Report of Independent Auditors

SPL WorldGroup B.V.

Consolidated Financial Statements

Year ended December 31, 2001
and the period from July 1, 2000 through December 31, 2000

Contents

Report of Independent Auditors

The Board of Directors
SPL WorldGroup B.V.

We have audited the accompanying consolidated balance sheets of SPL WorldGroup B.V. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPL WorldGroup B.V. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 3, 2002

SPL WorldGroup B.V.

Consolidated Balance Sheets
(In thousands)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 36,294**	$ 34,215
Accounts receivable, less allowances of $3,491 and $3,709 in 2001 and 2000, respectively	**23,942**	20,590
Prepaid expenses and other receivables	**2,357**	2,385
Deferred income taxes	**1,874**	3,621
Total current assets	**64,467**	60,811
Property and equipment, net	**6,697**	6,108
Other assets	**97**	185
Total assets	**$ 71,261**	$ 67,104
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 1,126**	$ 2,145
Accrued compensation and related expenses	**10,010**	8,462
Accrued liabilities and other	**4,354**	7,529
Income taxes payable	**1,752**	3,362
Deferred revenue	**14,617**	7,250
Total current liabilities	**31,859**	28,748
Deferred income taxes	**149**	–
Total liabilities	**32,008**	28,748
Commitments and contingencies		
Redeemable convertible preferred stock	**6,260**	5,773
Stockholders' equity:		
Convertible preferred stock	**5,861**	5,861
Common stock	**6,684**	9,557
Retained earnings	**24,876**	22,941
Stockholder notes receivable	**(228)**	(2,309)
Cumulative translation adjustment	**(4,200)**	(3,467)
Total stockholders' equity	**32,993**	32,583
Total liabilities and stockholders' equity	**$ 71,261**	$ 67,104

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Income
(In thousands)

	Year ended December 31, 2001	Period from July 1, 2000 through December 31, 2000
Revenues:		
Services	**$ 77,910**	$ 34,898
License fees	**14,642**	6,933
Total revenues	**92,552**	41,831
Costs and expenses:		
Cost of services	**36,975**	16,601
Cost of license fees	**672**	213
Product development	**8,125**	4,036
Sales and marketing	**15,244**	7,147
General and administrative	**29,039**	15,664
Total costs and expenses	**90,055**	43,661
Income (loss) from operations	**2,497**	(1,830)
Other income (expense):		
Interest income	**1,196**	1,125
Interest expense	**(8)**	(52)
Other	**227**	1,263
	1,415	2,336
Income before income taxes	**3,912**	506
Provision (benefit) for income taxes	**1,492**	(227)
Net income	**2,420**	733
Preferred stock dividends	**485**	244
Net income attributable to common stockholders	**$ 1,935**	$ 489

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Stockholders' Equity

Year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000

(In thousands, except share amounts)

	Comprehensive Income	Convertible Preferred Stock		Common Stock		Retained Earnings	Stockholder Notes Receivable	Cumulative Translation Adjustment	Total Stockholders' Equity
		Shares	Amount	Shares	Amount				
Balances at July 1, 2000		597,600	$ 5,861	11,946,436	$ 9,553	$ 22,452	$ (2,408)	$ (2,131)	$ 33,327
Issuance of common stock upon exercise of stock options		–	–	142,284	178	–	–	–	178
Exercise of put option by employees		–	–	(50,831)	(214)	–	–	–	(214)
Cancellation of stockholder note receivable		–	–	(58,826)	(247)	–	247	–	–
Compensation recognized for acceleration of stock options		–	–	–	171	–	–		171
Interest on stockholder notes receivable		–	–	–	–	–	(73)	–	(73)
Loans to stockholders		–	–	–	–	–	(75)	–	(75)
Tax benefit from stock option exercises		–	–	–	116	–	–	–	116
Preferred stock dividends		–	–	–	–	(244)	–	–	(244)
Net income	$ 733	–	–	–	–	733	–	–	733
Foreign currency translation adjustments	(1,336)	–	–	–	–	–	–	(1,336)	(1,336)
Comprehensive income	(603)	–	–	–	–	–	–		–
Balances at December 31, 2000		597,600	5,861	11,979,063	9,557	22,941	(2,309)	(3,467)	32,583
Issuance of common stock upon exercise of stock options		–	–	8,332	9	–	–	–	9
Exercise of put options by employee		–	–	(40,000)	(168)	–	–	–	(168)
Compensation recognized for acceleration of stock options		–	–	–	70	–	–	–	70
Loans to stockholder		–	–	–	–	–	(1,892)	–	(1,892)
Cancellation of stockholder note receivable		–	–	–	(2,791)	–	3,982		1,191
Interest on stockholder notes receivable		–	–	–	–	–	(9)	–	(9)
Tax benefit from stock option exercises		–	–	–	7	–	–	–	7
Preferred stock dividends		–	–	–	–	(485)	–	–	(485)
Net income	2,420	–	–	–	–	2,420	–	–	2,420
Foreign currency translation adjustments	(733)	–	–	–	–	–	–	(733)	(733)
Comprehensive loss	$ 1,687	–	–	–	–	–	–	–	–
Balances at December 31, 2001		597,600	$ 5,861	11,947,395	$ 6,684	$ 24,876	$ (228)	$ (4,200)	$ 32,993

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31, 2001	Period from July 1, 2000 through December 31, 2000
Operating activities		
Net income	$ 2,420	$ 733
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,767	1,274
Deferred income taxes	1,726	340
Interest on stockholder notes receivable	(9)	(73)
Compensation recognized for acceleration of stock options	70	171
Tax benefit from stock option exercises	7	116
Changes in operating assets and liabilities:		
Accounts receivable	(4,085)	(3,049)
Prepaid expenses and other	116	(386)
Accounts payable and accrued compensation and related expenses	531	(55)
Income taxes payable, net	(1,440)	(6,286)
Deferred revenue	7,367	70
Accrued liabilities and other	(1,806)	(1,292)
Net cash provided by (used in) operating activities	7,664	(8,437)
Investing activities		
Purchase of property and equipment	(3,356)	(1,678)
Net cash used in investing activities	(3,356)	(1,678)
Financing activities		
Proceeds from issuance of common stock	9	178
Exercise of put options by employees	(168)	(214)
Loans to stockholder	(1,892)	-
Repayments of long-term debt	(178)	(208)
Net cash used in financing activities	(2,229)	(244)
Net increase (decrease) in cash and cash equivalents	2,079	(10,359)
Cash and cash equivalents at beginning of year	34,215	44,574
Cash and cash equivalents at end of year	$ 36,294	$ 34,215
Supplemental disclosure		
Cash paid for income taxes, net of refunds	$ 234	$ 5,181
Cash paid for interest	$ 12	$ 41
Supplemental disclosure of noncash investing and financing activities		
Preferred stock dividends	$ 485	$ 244
Cancellation of stockholder notes receivable	$ 3,982	$ 247

See accompanying notes.

SPL WorldGroup B.V.

Notes to Consolidated Financial Statements

December 31, 2001

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

SPL WorldGroup B.V. (collectively "SPL" or the "Company") is a provider of customer management software solutions to the energy and services related industries in regulated and competitive markets worldwide. SPL, a Netherlands company, was incorporated on March 28, 1994.

Basis of Presentation

The accompanying consolidated financial statements of SPL, which have been prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of SPL and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Effective June 30, 2000, the Company effected a "demerger" transaction under Dutch law pursuant to which the Company's consulting division was transferred to a newly formed Dutch company, WorldGroup Consulting B.V. ("Consulting"), and the Company's remaining enterprise support division was transferred to a newly formed Dutch company, SPL Holdings B.V. ("Enterprise Support"). All of the capital stock of these two companies was then distributed in the form of a tax-free pro rata spin-off (the "Spin-off") to all existing stockholders of the Company. The accompanying consolidated balance sheets as of December 31, 2001 and 2000 exclude the assets and liabilities of the Consulting and Enterprise Support divisions. The July 1, 2000 retained earnings balance includes a reduction of $1,196,000 from amounts previously reported with a corresponding increase in accrued liabilities for subsequent returns of capital made to Consulting and Enterprise Support in the Spin-off.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents, which consist primarily of cash and highly liquid short-term investments with insignificant interest rate risk and maturities of three months or less at the date of purchase, are stated at cost, which approximates fair value.

As part of a collateral requirement with a customer as of December 31, 2001, the Company is required to maintain on deposit $1,349,000 in a certificate of deposit.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit, quality financial institutions. While the Company's business is concentrated in the utilities industry, the Company believes its concentrations of credit risk with respect to accounts receivable is mitigated by the number of geographic areas in which the Company conducts business. Generally, the Company does not require collateral or other security to support customer receivables, which are principally from end users of the Company's products and services. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts, and such differences could be material to the consolidated financial statements.

Included in accounts receivable as of December 31, 2001 is $3.8 million for software and services from a company that filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company continues to provide services to this customer and payments for services provided subsequent to the bankruptcy filing are being received in accordance with stated payment terms. Realization of the accounts receivable at December 31, 2001 is subject to the outcome of the bankruptcy proceedings, the results of which cannot presently be determined; however, the Company believes that resolution of this matter will not result in a material loss.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful lives of the improvements.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. For the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to product development expense in the accompanying consolidated statements of income.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations rather than adopting the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recorded.

Foreign Currency Translation

All amounts included in the accompanying consolidated financial statements are stated in United States dollars, which is the reporting currency of the Company. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations denominated in foreign currencies are translated using the exchange rate at the end of the applicable reporting period. The cumulative effects of foreign currency translation adjustments are included as a separate component of stockholders' equity. Foreign

1. Description of Business and Summary of Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

currency transaction gains and losses are included in other income. The accompanying consolidated statements of income include net foreign currency transaction gains of approximately $230,000 and $1,412,000 for the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, respectively.

Revenue Recognition

The Company provides computer systems integration and software licenses to customers under contractual arrangements. The Company recognizes revenues in accordance with provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as modified by SOP 98-9 and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue is recognized when there is persuasive evidence of an arrangement, the software is delivered, collection is probable, and the fee is fixed or determinable.

Revenue for integration services and related software license fees are recognized at the contract amounts either as the services are performed (for time and material contracts) or under the percentage-of-completion method (for fixed-price contracts). The percentage-of-completion method is dependent on estimates of remaining effort required to complete the project and is determined using the number of hours incurred as compared to the total estimated hours to complete the contract. Actual remaining effort could vary significantly from the estimates, and such differences could be material to the consolidated financial statements. For contracts with customers that require retention amounts, subject to acceptance, such amounts are included in accounts receivable in the accompanying consolidated balance sheets. Losses on contracts, if any, are provided for in full in the period when determined.

When services being performed are essential to the functionality of the software licenses, license revenue is recognized using the percentage-of-completion method and determined by the number of hours incurred as compared to the total estimated hours to complete the contract.

Revenue from maintenance contracts, which is included in service revenue, is recognized ratably over the term of the maintenance agreement, which is generally one year. These contracts typically call for the Company to provide support, software updates and upgrades to customers.

Royalty fees are generally recognized as they are reported by the reseller and are included as license fees in the accompanying consolidated statements of income.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Accounts receivable includes revenue billed under the terms of the contract or agreement, licenses and services revenue recognized but not yet billed, and out-of-pocket expenses that are recoverable from the customer. Revenue earned but not billed as of December 31, 2001 and 2000 amounted to $1,622,000 and $3,421,000, respectively. Accounts receivable also includes retention amounts due to the Company upon completion of the related contract. Retentions included in receivables amounted to $4,219,000 and $2,508,000 as of December 31, 2001 and 2000, respectively, which will be due upon completion of the contract and customer acceptance.

Deferred Revenues

Deferred revenues relate primarily to license fees paid in advance of project completion and maintenance agreements, which are typically paid for by customers in advance of the performance of those services.

Advertising Costs

Advertising costs are expensed during the periods in which they are incurred. Advertising expenses for the years ended December 31, 2001 and for the period from July 1, 2000 through December 31, 2000 were approximately $399,250 and $25,970, respectively.

Impact of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations", for a disposal of a segment of business. FAS 144 is effective for fiscal years beginning December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002, and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

In November 2001, the Emerging Issues Task Force issued an announcement on the topic of "Income Statement Characterization of Reimbursements for Out of Pocket Expense Incurred" (the "Announcement"). The Announcement requires companies to characterize reimbursements received for out of pocket expenses incurred as revenue in the income statement. The Announcement will be applied in financial reporting periods beginning after December 15, 2001, and comparative financial statements for prior periods should be reclassified to comply with the

1. Description of Business and Summary of Significant Accounting Policies (continued)

Impact of Recent Accounting Pronouncements (continued)

guidance in the Announcement. The Company will adopt the Announcement as of January 1, 2002. The Company netted reimbursements received for out of pocket expenses against related expenses in the accompanying consolidated statements of income. The Announcement will have no impact on gross profit or net loss and should not significantly increase services revenue and cost of services revenue.

2. Licensing Agreement with Related Party

In February 1999, the Company entered into a Joint Development and Marketing Agreement with PeopleSoft, Inc. ("PeopleSoft"), a stockholder of the Company. This agreement calls for the development and marketing of a PeopleTools version of the Company's proprietary customer information system software ("CIS *PLUS*®"). Under this agreement, the Company receives royalties on license and maintenance sales of PeopleTools CIS *PLUS*®. A minimum royalty of $8 million is due over the five-year period ending June 30, 2003. In each period, the Company recognizes the greater of the amount earned on sales of the PeopleTools product or the minimum annual royalty amount. The Company recognized fees of $2.3 million and $0.7 million under this agreement in the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, respectively.

3. Property and Equipment

Property and equipment consists of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Computer equipment	**$10,879**	$ 9,123
Office furniture and equipment	**3,453**	2,849
Automobiles	**87**	141
Leasehold improvements	**2,254**	1,176
	16,673	13,289
Less accumulated depreciation and amortization	**(9,976)**	(7,181)
Net property and equipment	**$ 6,697**	$ 6,108

4. Debt Obligations

Long-Term Debt

Long-term debt of $178,000 at December 31, 2000, consists of promissory notes with interest rates between 7.5% and 9.7% and with maturity dates in October 2001. This amount is included in accrued liabilities and other in the accompanying consolidated balance sheet. There was no long-term debt outstanding at December 31, 2001.

5. Stockholders' Equity

Capital Stock

As of December 31, 2001 and 2000, the Company's capital stock consists of the following:

Series	Shares		
		Outstanding at December 31,	
	Authorized	2001	2000
A redeemable convertible preferred	1,120,020	1,120,020	1,120,020
B convertible preferred	597,600	597,600	597,600
A common	4,480,000	None	None
B common	52,302,300	11,947,395	11,979,063
C common	4,000,000	None	None

The Company's three classes of common stock have the same features and rights. Series A and Series B preferred shares may only be converted into Series A and C common shares, respectively.

Preferred Stock

Series A

The Company issued 1,120,020 shares of Series A redeemable convertible preferred stock for net proceeds of $3,672,000. Subject to certain anti-dilution provisions, each share of Series A preferred stock is convertible into one share of Series A common stock. Preferred shares automatically convert into common stock upon a Qualified Initial Public Offering ("Qualified IPO"). A Qualified IPO is defined as a public offering whereby aggregate net proceeds exceed $17.5 million and the price per share is at least three times the Series A original issuance price (or $11.25 per share). Dividends on the Series A preferred stock are cumulative at 8% of the issue price, compounded. Dividends totaling $485,000 and $244,000 were accrued in the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, respectively.

5. Stockholders' Equity (continued)

Preferred Stock (continued)

These dividends were unpaid as of December 31, 2001 and are included with redeemable convertible preferred stock in the consolidated balance sheets. At the election of any holder of Series A preferred stock, up to 50% of that holder's dividend may be payable in shares of the Series A common stock. The dividend requirements of the Series A preferred stock must be satisfied prior to payment of any dividends or distributions with respect to the Company's other classes of capital stock. The redemption provision of the Series A preferred permits holders, at any time after October 31, 2000, to redeem their shares with the Company for the price paid plus any accrued dividends. As of December 31, 2001, no shares have been redeemed.

Series B

Shares of Series B convertible preferred stock are subject to certain antidilution provisions, each share of Series B preferred stock is convertible into one share of Series C common stock. Preferred shares automatically convert into common stock upon a Qualified IPO.

At December 31, 2001, aggregate liquidation preferences were $6,260,000 and $4,183,000 for the Series A and Series B preferred stock, respectively. Both Series A and Series B preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their shares are convertible.

Warrants

In connection with the issuance of Series A preferred stock, the Company issued warrants to purchase 750,400 shares of Series B common stock at an exercise price of $3.75 per share. At December 31, 2001, warrants to purchase 485,340 shares of Series B common stock expired unexercised. The remaining warrants to purchase 265,060 shares of Series B common stock expire in February 2002.

The Company has warrants to purchase 25,000 shares of Series B common stock at an exercise price of $4.20 per share outstanding which are exercisable immediately and expire in August 2007.

5. Stockholders' Equity (continued)

Stockholder Notes Receivable

During the period ended June 30, 2000, the Company granted to its former Chief Executive Officer, an option to put to the Company 664,605 common shares owned by the former Chief Executive Officer at $4.20 per share. In March 2001, the former Chief Executive Officer exercised his put option. The Company paid cash and received additional notes receivable of $1,892,000 supplemental to the $2,058,000 of loans, including interest previously granted. These notes receivable bear interest ranging from 4.8% to 6.4%. The stockholder notes receivable and the related put option were accounted for as a variable compensation arrangement.

As of December 31, 2001, notes receivable in the amount of $228,000 from stockholders of the Company arising from the issuance of 32,450 shares of common stock to employees have been recorded as a reduction of stockholders' equity in the consolidated balance sheets. The full recourse notes bear interest at 7%.

In July 2001, the Company loaned $2,791,000 to Stitching SPL WorldGroup Employee Stock ("SES"), a foundation established under Dutch law. This note is due in July 2004. The objectives of SES are to stimulate and promote the shareholding by employees of SPL and other interested parties of shares in the capital of SPL, whether or not in connection with an employee stock plan. In July 2001, the former Chief Executive Officer sold 664,605 shares of Company common stock to SES, which shares are treated as outstanding by the Company. In accordance with U.S. generally accepted accounting principles, SES has been consolidated with the Company.

Shares Reserved for Future Issuance

At December 31, 2001, the Company had reserved 1,120,020 shares of Series A common stock for the conversion of Series A preferred shares; 9,936,160 shares of Series B common stock for future issuance, including 290,060 shares reserved for exercise of warrants and 9,646,100 shares for the exercise of stock options; and 597,600 shares of Series C common stock for the conversion of Series B preferred shares.

Stock Option Plan

The Company has stock and stock option plans that cover the issuance of stock purchase rights, incentive stock options and nonqualified stock options (hereinafter collectively referred to as "options"). The plans provide for the purchase of up to 10,852,872 shares of the Company's common stock. Stock purchase rights, entitling the grantee to purchase restricted stock, may be granted under the 1998 stock plan. Under the terms of all plans, options may be granted to

5. Stockholders' Equity (continued)

Stock Option Plan (continued)

qualified employees, directors and under certain plans, consultants at prices determined by the administrator of the plan on the date of grant. The exercise price must be equal to at least 85% of the current fair market value of the underlying shares in the case of a nonqualified stock option or 100% in the case of an incentive stock option, except under the 1995 and 1997 Management Stock Option Plans, which permit the granting of options with an exercise price as determined by the Board of Directors, which may be below fair market value of the underlying shares. Vesting periods are determined by the Board of Directors, and are generally three to four years from the date of grant. Options expire at the earlier of ten years from the plan inception date for incentive and nonqualified stock options granted under the Company's 1995 or 1997 Option Plans (ten years from the grant date under the 1998 Plan), or five years from the time of grant for incentive stock options granted to a 10% stockholder or three months from the date of the optionee's termination of association with the Company.

Information relating to the outstanding stock options is as follows:

		Options Outstanding	
	Options Available for Grant	**Number of Shares**	**Weighted-Average Exercise Price**
Outstanding at July 1, 2000	4,594,916	5,201,800	$3.13
Granted	(2,178,715)	2,178,715	4.20
Exercised	–	(142,284)	1.73
Canceled	364,771	(364,771)	3.90
Outstanding at December 31, 2000	2,780,972	6,873,460	3.45
Granted	**(2,261,366)**	**2,261,366**	**4.20**
Exercised	**–**	**(8,332)**	**2.15**
Canceled	**993,110**	**(993,110)**	**3.50**
Outstanding at December 31, 2001	**1,512,716**	**8,133,384**	**$3.65**

5. Stockholders' Equity (continued)

Stock Option Plan (continued)

The following table summarizes information with respect to stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
\$0.87 - \$2.69	1,549,011	4.29	\$1.98	1,583,125	\$1.98
\$3.22 - \$3.85	1,840,707	7.07	\$3.68	1,166,386	\$3.59
\$3.87 - \$4.20	4,743,666	8.97	\$4.20	1,175,580	\$4.20
\$0.87 - \$4.20	8,133,384	7.63	\$3.65	3,925,091	\$3.12

Pro Forma Disclosures of the Effect of Stock-Based Compensation

The weighted-average fair value at the grant date of options granted during the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000 was \$1.08, and \$0.97, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, respectively: risk free interest rate of 4.3%; no dividend yield; no volatility factor of the expected market price of the Company's common stock; and an expected option life of six years.

If the Company had recognized compensation cost based on the fair value of the options as prescribed by SFAS No. 123, pro forma net income (loss) attributable to common stockholders would be as follows:

	Year ended December 31,	
	2001	2000
	(In thousands)	
Pro forma net income (loss) attributable to common stockholders	\$ 144	\$ (373)

6. Provision for Income Taxes

Significant components of the provision for income taxes consist of the following:

	Year ended December 31, 2001	2000
	(In thousands)	
Current:		
U.S. federal	**$ (1,357)**	$ (1,268)
State and local	**10**	(796)
Foreign	**1,113**	1,497
	(234)	(567)
Deferred:		
U.S. federal	**1,121**	504
State and local	**–**	–
Foreign	**605**	(164)
	1,726	340
Total provision for income taxes	**$ 1,492**	$ (227)

The provision for income taxes differs from the amount computed by applying the statutory federal rate to pretax income as follows:

	Year ended December 31, 2001	2000
Federal statutory rate	**35.0%**	35.0%
Foreign taxes in excess of U.S. statutory rates	**(3.7)%**	25.9%
Increase in valuation allowance	**31.4%**	330.0%
Tax credits	**(13.5)%**	(176.3)%
State and local taxes	**0.3%**	(157.3)%
Other	**(11.3)%**	(102.2)%
Effective income tax rate	**38.2%**	(44.9)%

6. Provision for Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	**$ 441**	$ 203
Tax credit carryforwards	**1,420**	892
Compensation accruals	**1,377**	1,911
Accrued expenses	**112**	1,460
Deferred revenue	**901**	–
Other, net	**1,314**	1,696
	5,565	6,162
Valuation allowance	**(3,213)**	(2,052)
	2,352	4,110
Deferred tax liabilities:		
Unremitted earnings	**150**	150
Other, net	**307**	339
	457	489
Net deferred tax assets	**$ 1,895**	$ 3,621

The valuation allowance increased by $1,161,000 and $1,244,000 during the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, respectively. Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of December 31, 2001 and 2000, the Company had state net operating loss carryforwards of approximately $3,388,000 and $7,356,000, respectively, which begin to expire in 2005. Utilization of the Company's loss carryforwards may be subject to annual limitations due to change in ownership provisions in various tax jurisdictions. Any such limitations could result in the expiration of the net operating carryforwards before utilization. As of December 31, 2001 and 2000, the Company had tax credit carryforwards of approximately $1,420,000 and $892,000, respectively, which begin to expire in 2005.

6. Provision for Income Taxes (continued)

As of December 31, 2000, the Company's subsidiary in the United Kingdom had an operating loss carryforward of approximately $1,000,000, which was fully utilized in 2001.

7. Commitments and Contingencies

The Company leases its office facilities under operating leases with renewal options and escalation clauses expiring through the year 2006. These leases require the Company to pay operating costs, including property taxes, insurance and maintenance and generally contain renewal options and provisions adjusting the lease payments based upon changes in the U.S. Consumer Price Index or local equivalent.

Future minimum lease payments under noncancelable operating leases having initial terms in excess of one year are as follows (in thousands):

Year ending December 31,	
2002	$ 2,518
2003	2,683
2004	2,062
2005	1,963
2006	1,564
Thereafter	2,145
	$ 12,935

Rent expense amounted to approximately $2,391,000 and $1,144,000 for the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000, respectively.

8. Employee Benefit Plans

The Company has multiple employee benefit plans covering groups of its employees within the United States and throughout the world. Employee contributions are determined based upon local standards and requirements. The Company's contributions to these plans include both mandatory and discretionary contributions. No discretionary contributions were made during the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000. Mandatory Company contributions for the year ended December 31, 2001 and the period from July 1, 2000 through December 31, 2000 were approximately $2.1 million and $1.1 million, respectively.

9. Information by Geographic Area

Information regarding operating information and identifiable assets for continuing operations by geographic area is as follows:

	Year ended December 31, 2001	For the period from July 1, 2000 through December 31, 2000
	(In thousands)	
Revenues:		
United States	$ 80,595	$35,791
Foreign	11,957	6,040
	92,552	41,831
Income before income taxes:		
United States	$ 3,419	$ 3,869
Foreign	493	(3,363)
	$ 3,912	$ 506

	December 31, 2001	2000
	(In thousands)	
Total assets:		
United States	$ 53,279	$51,672
Foreign	17,982	15,432
	$ 71,261	$67,104

10. Major Customers

One customer accounted for approximately 20% of revenues for the year ended December 31, 2001. Two customers accounted for 22% and 14% of revenues for the period from July 1, 2000 through December 31, 2000.

Two customers each accounted for approximately 14% of accounts receivable as of December 31, 2001. One customer accounted for approximately 12% of accounts receivable as of December 31, 2000.